5/7.

04030076

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

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REGISTRANT'S NAME Bombardier Inc.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 14 2004
THOMSON FINANCIAL

FILE NO. 82- 3123 FISCAL YEAR 1-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 5/13/04

82-3123 **BOMBARDIER**

Annual
Report
Year
Ended
January 31
2004

ARLS
1-30-04

We've made a lot of progress

but
there's
still
a lot of
progress
TO BE
MADE.

our
rigorous
action
plan

page
20



PAUL M. TELLIER
PRESIDENT AND CHIEF EXECUTIVE OFFICER

Bringing
in new
leadership
was critical,
but that was just
THE FIRST
STEP.

read
more
on
our
spirit
and
vision
on
page
22



LAURENT BEAUDOIN, FCA
EXECUTIVE CHAIRMAN OF THE BOARD



read more on our financials starting on page 39



Recapitalization was very important.

It gave us breathing space for a while.



RÉJEAN BOURQUE
VICE PRESIDENT, INVESTOR RELATIONS



And a new share issue was oversubscribed by $400 MILLION. Encouraging.

FRANÇOIS LEMARCHAND
SENIOR VICE PRESIDENT AND TREASURER



We promised to reduce the risk profile at **Bombardier Capital** and **concentrate** on our most vital portfolios. And we did just that.

MICHAEL DENHAM
SENIOR VICE PRESIDENT, STRATEGY

We divested ourselves of certain assets to concentrate on trains and planes. Focus is everything.



FRANÇOIS THIBAULT
VICE PRESIDENT, ACQUISITIONS

Trains, where we're number ONE in the world



WOLFGANG TOELSNER
CHIEF OPERATING OFFICER, BOMBARDIER TRANSPORTATION



ANDRÉ NAVARRI
PRESIDENT, BOMBARDIER TRANSPORTATION

i
Tran
I

read more on Aerospace's achievements and challenges on page 26



PIERRE BEAUDOIN
PRESIDENT AND CHIEF OPERATING OFFICER, BOMBARDIER AEROSPACE

and **planes**,
where we're a world
LEADER
in regional aircraft
and business
jets.

Still not enough.

We restructured operations in Aerospace to ensure our competitiveness and leadership position, and we're starting to see our work bear fruit.

read more on Bombardier Aerospace restructuring on page 26



MICHAEL RYAN
VICE PRESIDENT AND GENERAL MANAGER, BELFAST OPERATIONS, BOMBARDIER AEROSPACE

And we've just embarked on the same process at Transportation.



ZOYA GREENE
SENIOR VICE PRESIDENT, OPERATIONAL EFFECTIVENESS

This is
NOT THE END.
This is not even
the BEGINNING
OF THE END.
But it may be
THE END OF
THE BEGINNING.

—WINSTON CHURCHILL



We're on

PAUL M. TELLIER
PRESIDENT AND CHIEF EXECUTIVE OFFICER



our way

LAURENT BEAUDOIN, FCA
EXECUTIVE CHAIRMAN OF THE BOARD

MAKING good on our COMMITMENTS

As the cover of this document suggests, we have made a lot of progress over the course of a very challenging fiscal year—and there is a lot more progress to be made.

In last year's annual report, I outlined a rigorous action plan designed to address shareholder concerns, regain the confidence of the marketplace and restore Bombardier to prosperity. During the past 12 months, we have demonstrated both the capability and the resolve required to execute that plan.

In short, we have done what we said we would do—we've made good on our commitments.

Let's examine the record. Year one of the action plan entailed strengthening Bombardier's balance sheet and supplementing our working capital by means of a recapitalization program and the divestitures of the recreational products business and certain non-core assets. The outcome? A successful equity offering yielded total proceeds of $1.2 billion—some $400 million or 50% more than originally anticipated. Liquidity was further enhanced by the sale of our recreational products business, which was completed in December 2003, for a total consideration of $960 million.

Successful divestitures, along with the sale of a significant portion of Bombardier Capital's business aircraft portfolio, boosted total proceeds from our recapitalization initiative to some $2.5 billion. As well, we successfully renewed the Company's short-term bank facilities in North America and in Europe, confirming that key lenders have confidence in Bombardier.

Elsewhere, we have continued with the orderly winding down of portfolios at Bombardier Capital, which is now tightly focused on two areas: inventory financing and the interim financing of commercial aircraft, within clearly defined limits on both the amount of capital that can be committed and the number of aircraft. We also delivered on our commitment to switch from program accounting to average cost accounting in Aerospace to facilitate enhanced investor understanding of the Company's financials. And in keeping with our move to a simpler structure, Aerospace and Transportation have assumed the responsibilities of the former Bombardier International unit, which essentially had accomplished its mission of helping establish beachheads in the emerging markets of Asia, Eastern Europe and Latin America.

Together, these achievements represent a tremendous start to our plan. They gave us some breathing space from a balance sheet perspective and—just as importantly—they have resulted in a much more focused enterprise. In today's intensely competitive global marketplace, focus is everything.

The focus of today's Bombardier is planes and trains—period. We now are in a position to concentrate all our efforts and resources on maintaining and enhancing Bombardier's leadership positions in the global aerospace and rail transportation industries.

Significant as they are, the recapitalization and refocusing initiatives enumerated above were just the beginning of a rigorous, ongoing action plan that entails several more steps and many more months of commitment and hard work before our rebuilding task will be complete. We have already embarked on the second year of that plan, which involves a consolidation of manufacturing operations at Bombardier Aerospace that has already been launched, and a comprehensive restructuring plan at Bombardier Transportation. This will improve the competitiveness of all our operations by focusing resolutely on performance and the bottom line.

I wish to make clear, however, that the streamlining taking place at Aerospace and Transportation is not about cost cutting per se. Rather, it's about reinforcing the competitiveness of our core businesses in the context of fundamental changes to the environments in which they operate.

Aerospace

In the aerospace arena, manufacturers of commercial aircraft continue to face the fallout from September 11, 2001, which is reflected in the general fragility of the airline industry. But as creator of the regional jet—which is leading a turnaround in the airline industry's fortunes—Bombardier offers a sought-after solution to carriers' woes. Demand for regional jets, in fact, continues to grow and Bombardier remains the market leader in this category. Paradoxically, however, many airlines have limited access to the financial resources they need to acquire new equipment. Under the circumstances, I am particularly pleased to note that Bombardier achieved an increase in its deliveries of regional aircraft for the latest year—a feat unmatched by the competition. Going forward, we will be working to facilitate increased availability of outside sources of financing for commercial aircraft customers, in order to capitalize on continuing strong demand for our market-leading Bombardier CRJ product family.

In the fall of 2003, we announced a consolidation of our business aircraft manufacturing operations. Final line activities and interior completions for the Bombardier Learjet and Bombardier Challenger Series business aircraft programs are being integrated at the Wichita, Kansas and Montréal, Québec sites, respectively. The creation of these integrated manufacturing centres will result in annual savings, starting with the first full year of operation.

With three new corporate jets being rolled out over the course of 2004—and having already moved to streamline production—Bombardier Aerospace is positioned to derive maximum benefit from an anticipated upturn in the business aircraft segment.

Moreover, we are beginning to see concrete results from the intense focus on costs and financial discipline that has been brought to bear across the entire Aerospace group.

Transportation

The global transportation industry has also been undergoing fundamental changes due to factors such as deregulation, the emergence of private-sector players and revamped policies and practices in the lynchpin European Union market. However, ongoing industry consolidation—in which Bombardier has been a major participant—has not yet been reflected in the elimination of excess production capacity. For instance, many of our own European plants have been operating recently at less than 50% capacity. Decisive action was called for. Subsequent to year end, we put new leadership in place at Bombardier Transportation and announced a major reorganization of its European manufacturing network, designed to eliminate overcapacity, decrease costs and increase margins. The Transportation group will reduce its global workforce by 6,600 positions, representing 18.5% of the total, over the next two years. Seven production sites in five European countries are slated to be closed, and an industrial site improvement program designed to increase operating efficiency will be introduced at a number of other locations. Implementation of the restructuring plan will take place in consultation with our workplace partners and in full compliance with laws and regulations in the various jurisdictions.

We have also revamped the Bombardier Transportation organizational chart to simplify lines of responsibility, reduce administrative overheads and—most critically—improve accountability. As well, the group is pursuing a procurement initiative designed to wring more value from the supply chain.

While regrettable, the site and workforce reductions are absolutely necessary to balance Bombardier Transportation's industrial footprint with projected market demand. I am confident that the restructuring plan will enable the group to compete more aggressively in global passenger rail markets. In fact, I am pleased to report that, in the final months of the fiscal year, not only were we winning a goodly percentage of contracts up for grabs, but we also stand to make acceptable margins on the new business. This is the result of a more rigorous bid preparation process that factors in ample consideration for contingencies.

Bombardier Capital

Things are unfolding according to plan at Bombardier Capital, which is on track in terms of results and the winding down of portfolios. Our emphasis here continues to be on the profitable and professional management of continuing business and the steady reduction of discontinued activities.

Leveraging Bombardier's strengths

Among Bombardier's many strengths is the fact that we have superb product and services portfolios in rail transportation equipment, business jets and regional aircraft alike, as well as strong global market positions on which to build.

The imperative now is to leverage these portfolios by honing our execution skills and becoming better project managers. This is particularly critical in Transportation, where every contract is essentially a one-off project. Simply put, our aim is to produce the best products at the best prices in both core businesses—a combination that adds up to a superior value equation.

Improving our competitiveness and enhancing our profitability will give us the financial wherewithal required to pursue the third year of our strategy—capitalizing on the attractive opportunities for profitable growth that we are confident will come our way in the future, while maximizing value for Bombardier shareholders.

To that end, we continue striving every day to make good on our commitments. At today's Bombardier, it's about focus. It's about resolve. It's about accountability—knowing where the buck stops.

Acknowledgements

It's also about teamwork. In that respect, I would like to take this opportunity to formally acknowledge several recent newcomers to our executive ranks, as well as individuals who have taken on added responsibilities. Pierre Alary, formerly Vice President, Finance, for Bombardier, was named Senior Vice President and Chief Financial Officer. Moya Greene, a former senior vice president at Canadian Imperial Bank of Commerce who also has experience in the upper echelons of the Canadian federal public service, joined Bombardier as Senior Vice President, Operational Effectiveness. André Navarri, whose credentials include three years as president of the Alstom Group's transportation arm, was appointed President of Bombardier Transportation, effective February 22, 2004. Wolfgang Toelsner, formerly head of Bombardier Transportation's Locomotives and Freight division, was named Chief Operating Officer of the Transportation group. Together, they bring a wealth of talent and experience that further enhances our team's ability to get the job done.

I also wish to thank employees throughout the Company for their commitment and hard work. I understand it is particularly tough for people who are part of an organization that has enjoyed so much success in the past to adapt to changed circumstances. However, I'm confident that the resiliency for which our people are known—and which helped Bombardier overcome earlier obstacles to becoming a global powerhouse—will enable us to successfully meet the current challenges. Your efforts are appreciated.

As well, I wish to reiterate my appreciation for the continuing support of the majority shareholder. Our Executive Chairman of the Board, Laurent Beaudoin, and the Bombardier family have stood squarely behind our efforts, not only regarding the sale of the heritage recreational products asset, but in terms of the entire action plan. Finally, it would be remiss of me not to thank the Board of Directors for its support.

Priorities for fiscal 2005

As fiscal year 2005 continues to unfold, we will press ahead with implementation of the restructuring and streamlining at Bombardier Transportation—focusing on costs, productivity, improving the procurement chain and further refining the bid process. As well, we will be looking to further increase our share of the value-added services segment. Going forward, we also will be working with customers, suppliers and industry partners to bring about increased standardization in transportation solutions.

At Bombardier Aerospace, we will continue to focus on improving our competitiveness in order to leverage our leadership positions in regional and business aircraft. Other priorities include facilitating export financing for commercial aircraft sales and, in the longer term, supporting the proposition that Canada adopt a comprehensive new aerospace policy that would address R&D and manufacturing as well as sales financing issues, thereby putting Canadian players on more of a level playing field with foreign competitors. We have also established a multidisciplinary task force to examine the feasibility of developing a larger, new-generation commercial aircraft.

As I stated at the beginning of this letter, there is a lot more progress to be made. However, I can assure you that team members are united in their resolve to successfully implement the remaining steps of the action plan. Together, we will continue making good on our commitments.

P. Tellier

PAUL M. TELLIER
PRESIDENT AND CHIEF EXECUTIVE OFFICER

REKINDLING the vision

A year ago, in my message to shareholders, I expressed confidence in our then recently appointed President and Chief Executive Officer, Paul Tellier. I am pleased to observe that, over the intervening months, my assessment of his leadership abilities has proven to be more than justified—as demonstrated by the successful recapitalization and restructuring of the organization, and the ongoing action plan to restore earnings power and shareholder value.

I should note as well, that my confidence in Mr. Tellier is evidently shared by his peers, who recently selected him as Canada's most respected CEO for the second year running.

Bringing in new leadership was critical to getting Bombardier back on track, but that was just the first step. Over the course of fiscal year 2004, we have seen the successful culmination of a $2.5-billion recapitalization program, a refocusing of the Company's activities around two core businesses—aerospace and transportation—and the introduction of tough new measures designed to enhance the competitiveness of all our operations.

Governance, another top priority

We also have been busy building on Bombardier's solid track record in the crucial area of corporate governance. Our approach to corporate governance has always been to ensure that the Company's affairs are effectively managed to enhance value for all shareholders. However, in the context of the broader public debate swirling around governance issues, I committed at the outset of the fiscal year to overseeing a major review of the structure and responsibilities of our Board of Directors. That review resulted in a number of initiatives designed to further strengthen Bombardier's governance practices, while ensuring the Company's ability to comply with sweeping changes to reporting and regulatory requirements.

Details of these initiatives, which took effect at the time of the annual general meeting in June 2003, can be found in the Corporate Governance section of this report. However, in keeping with my commitments of a year ago, I would like to briefly review some of the key changes that have been enacted.

The executive committee of the Board has been disbanded and the four Board committees are: the Audit Committee; the Human Resources and Compensation Committee; the Corporate Governance and Nominating Committee; and the Retirement Pension Oversight Committee. All these committees are comprised exclusively of highly-qualified, independent (non-related) directors. We also have reviewed the mandate of the Board, as well as my mandate and that of the President and CEO.

On my recommendation, the Board has appointed a Lead Director—which further ensures that the Board is totally independent of management. The role of Lead Director has been ably assumed by James E. Perrella, retired chairman and CEO of the Ingersoll-Rand Company, who has been a Bombardier director since 1999. At their discretion, either prior to or after each regular Board meeting, independent directors meet under the chairmanship of Mr. Perrella, who brings any questions, comments or suggestions from the independent directors to the attention of the Executive Chairman and/or the President and CEO. The Lead Director also chairs the pivotal Corporate Governance and Nominating Committee.

Continuous, systematic evaluation of all aspects of governance is an integral part of our approach. For instance, one of my primary responsibilities—as stipulated in the mandate of the Executive Chairman—is to ensure the quality and continuity of the Bombardier Board. This entails meeting with the Corporate Governance and Nominating Committee to review the collective performance and the mandates of the Board, as well as that of the Board committees, committee chairs and individual Board members. Our discussions also involve potential director candidates and nominations for Board membership.

Special committee scrutinized asset sale

The divestiture of the recreational products business provided us with an ideal opportunity to put our approach to corporate governance into practice.

As soon as family members expressed an interest in being a party to the group of buyers, in order to ensure the stability and continuity of the recreational products business, appropriate steps were taken to make certain that the rights of all shareholders were fully protected through a process that reflected the highest standards of governance.

As a member of the family, I wish to emphasize that the entire sale process was scrutinized by an independent committee of the Board. A former auditor general of Canada, L. Denis Desautels, chaired the committee.

The Board received favourable fairness opinions from its own financial advisor, UBS, and from Morgan Stanley, financial advisor to the independent committee. As well, directors who are members of the Bombardier family—including the undersigned—abstained from participating in Board meetings at which the sale was considered and did not vote on the transaction.

Ensuring compliance with new regulations

In recent months, Bombardier has been pressing ahead with other important, governance-related measures. In January 2004, for example, we appointed a corporate Compliance Officer. The Compliance Officer's responsibilities include assisting the Board in ensuring full adherence to applicable laws and regulations, as well as strict compliance with Bombardier's Code of Ethics and Business Conduct, which was reviewed and updated during the year.

In addition, even more rigorous internal processes will enable the Board to cope with the significantly increased oversight responsibilities stemming from new Canadian and U.S. regulations. The new Canadian legislation requires the CEO and the Chief Financial Officer to sign and file a certification form with securities regulators for each interim and annual report—a process similar to that required under the U.S. Sarbanes-Oxley Act.

Enduring values

Like good governance, innovation and entrepreneurship are Bombardier hallmarks. That explains how Bombardier Aerospace has managed to design and bring to market 15 new aircraft in the space of 15 years—more than the other two leading commercial aircraft makers combined. The fact that we recently delivered our 1,000th Bombardier CRJ aircraft—a feat accomplished by only seven other commercial airliners in the 100-year history of flight—further underscores our strengths in that regard. So do state-of-the-art solutions such as the "brains on trains" technologies being pioneered these days at Bombardier Transportation.

I am confident that those enduring cultural values—the entrepreneurial vision and passion for innovation that drove us to revolutionize air travel with the Bombardier CRJ aircraft—will keep us on the leading edge of future advances in aerospace and rail transportation. In fact, we are evaluating the possibility of developing a new-generation commercial airliner that would take air passenger travel to the next level. A multidisciplinary team was put together in March 2004 to evaluate such a program and will report back within 12 months.

While product development will continue to figure prominently in Bombardier's future, I should point out that innovation encompasses more than new products—a lot more. It's also about enhancing the quality, reliability and cost competitiveness of existing products to offer customers an even more compelling value equation. It's about developing and disseminating best practices. It's about finding ways to improve customer service. It's about working smarter—precisely the sort of ingenuity we require to maintain our positive momentum and put Bombardier back on a solid footing.

Acknowledgements

Yet another constant at Bombardier is the quality of our people. On behalf of the entire Board, I would like to thank employees for their loyalty and dedication in these very challenging times.

I also wish to thank my fellow Board members for their hard work and valuable counsel during a year marked by a major transformation at Bombardier. Special thanks are owed to André Desmarais, who is leaving the Board after nearly 20 years of service. In fact, Mr. Desmarais has been a Bombardier director since 1985 and has contributed much to our success over the years. As well, I would like to take this opportunity to formally welcome two individuals who joined the Board over the course of the past fiscal year, Michael H. McCain and Federico Sada G. Mr. McCain is President and CEO of Maple Leaf Foods Inc. and Mr. Sada G. is President and CEO of glass manufacturer Vitro, S.A. de C.V.

Finally, I wish to express the Board's appreciation to Paul Tellier and his team for the excellent progress made to date—and for the tenacity they are demonstrating in pursuing the remaining phases of the action plan.

A year or so ago, when we took the first steps to restore the competitiveness of the Company, no one said it was going to be easy. And we're not there yet. There is much more work to be done.

But with the decisive actions of the past year, we have clearly demonstrated that Bombardier still has what it takes. In the process, I sense that we have also begun to rekindle the spirit and vision that helped make this organization great.

We're on our way!



LAURENT BEAUDOIN, FCA
EXECUTIVE CHAIRMAN OF THE BOARD

CORPORATE governance

Sound corporate governance has been fundamental to Bombardier's success over the years. Consistent with that tradition—and in the context of a broader public debate around corporate governance issues, as well as major changes to securities regulations—Bombardier undertook, in the first half of 2003, a comprehensive review of the structure and responsibilities of the Board of Directors. That review prompted a number of changes designed to further enhance the Corporation's governance structure.

Among the latest reflections of this proactive approach to governance was the January 2004 appointment of a corporate Compliance Officer to assist the Board in ensuring full adherence to applicable laws and regulations and strict compliance with Bombardier's Code of Ethics and Business Conduct. The Code of Ethics and Business Conduct, which was reviewed and updated during the year—along with a new complaint reporting program designed to encourage employees and other stakeholders to step forward and report any concerns or complaints—are on schedule for introduction in fiscal year 2005.

Pension oversight and asset management

In June 2002, the Corporation created the Retirement Pension Oversight Committee, which was given the mandate to oversee, review and monitor investment of the assets of the Corporation's pension plans and related matters. As well, the team responsible for providing management services to the Corporation's pension plans and pension committees with respect to plan assets now reports directly to the Senior Vice President and Treasurer. This change was made with a view to enhancing controls and realizing synergies with other treasury-related functions.

Finally, the Investment Policy that defines the permissible asset mix of the various plans has been revised with the aim of reducing the volatility of returns. To that end, the portion of assets to be invested in stocks has been reduced.

Ensuring compliance with new securities regulations

Another priority during the past year was the launch by the corporate finance function, in collaboration with the Audit Committee of the Board of Directors, of a global finance transformation initiative designed to ensure full compliance with new Canadian securities regulations.

The regulations, which came into effect as of March 30, 2004, include new requirements with respect to continuous disclosure obligations, audit committees' responsibilities and certification by the Chief Executive Officer and Chief Financial Officer of annual and interim filings. Ultimately, this process will be closely aligned with that required under the U.S. Sarbanes-Oxley Act.

The new regulations regarding audit committees oblige Canadian public companies to have audit committees comprised of independent directors who are financially literate. Issuers will have to include a description of the relevant education and experience of each member of the committee in their annual information forms. As well, audit committees must have a written mandate setting forth certain prescribed responsibilities. Although the Corporation has until July 5, 2005 to comply with these particular changes, the existing charter of the Audit Committee of Bombardier's Board of Directors is already in compliance.

Bombardier meets—and in some instances exceeds—the new Canadian securities regulations, as well as the corporate governance guidelines of the Toronto Stock Exchange.

Accounting treatment of stock options

In keeping with current best governance practices, the Corporation has opted to expense stock options granted to key employees and directors. This change took effect as of February 1, 2004 and reflects all options granted during the course of the fiscal year.

Clearly-delineated governance roles

During fiscal year 2004, the mandates and roles of the Board of Directors and its committees, the Executive Chairman and the President and Chief Executive Officer have all been reviewed and clearly delineated, as summarized below.

Board of Directors

As part of its stewardship responsibility, the Board of Directors advises management on significant business issues and is responsible for approving Bombardier's strategy and monitoring:

- financial matters and internal controls;
- pension fund matters;
- environmental, safety and security matters; and
- corporate governance issues.

The Board also assesses succession planning and the compensation policy.

Four committees of Bombardier's Board of Directors—comprised exclusively of reputable, qualified and independent (non-related) directors—help ensure adherence to the very highest standards of corporate governance.

In addition, in June 2003, a formal structure was implemented to enable the Board of Directors to function independently of management. Prior to or after each regular meeting of the Board, the directors who are not part of management meet under the chairmanship of James E. Perrella in his capacity as Lead Director.

Audit Committee

The Audit Committee has the mandate of assisting the Board of Directors in monitoring the financial reporting and disclosure process. All members of the committee are financially literate and at least one member, L. Denis Desautels, has accounting or related financial expertise.

Chair: L. Denis Desautels

Members: Daniel Johnson, Michael H. McCain, Jalynn H. Bennett, James E. Perrella

Human Resources and Compensation Committee

The Human Resources and Compensation Committee monitors the compensation policy of the Corporation and assesses the performance of the Corporation's senior officers and determines their compensation. The committee also reviews, reports and, where appropriate, provides recommendations to the Board of Directors on succession planning matters.

Chair: Jean C. Monty

Members: André Desmarais, James E. Perrella

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee monitors the evolution of corporate governance principles, including the Code of Ethics and Business Conduct. The Executive Chairman of the Board, in consultation with the committee, identifies potential candidates as directors, examines such candidacies and makes recommendations to the Board accordingly. The committee also reviews the performance of the Board, of its committees and their respective members, and periodically reviews the size and composition of the Board, the compensation of directors in light of market conditions and practices, as well as risks and responsibilities. The committee's mandate also includes making recommendations regarding share ownership guidelines for directors.

Chair: James E. Perrella

Members: Daniel Johnson, Jean C. Monty

Retirement Pension Oversight Committee

The primary responsibility of the Retirement Pension Oversight Committee is to oversee, review and monitor the investment of the assets of Bombardier's pension plans, as well as related matters, and report to the Board of Directors thereon.

Chair: Jalynn H. Bennett

Members: Daniel Johnson, L. Denis Desautels

Executive Chairman

The role of the Executive Chairman is to ensure that the Board of Directors carries out its responsibilities effectively and clearly understands and respects the boundaries between the Board of Directors' and management's responsibilities.

The Executive Chairman's responsibilities include:

- providing leadership to enhance the Board of Directors' effectiveness;
- managing the Board of Directors and setting the agenda in consultation with the President and CEO;
- ensuring the quality and continuity of the Board of Directors;
- acting as liaison between the Board of Directors and management and representing Bombardier to external groups;
- ensuring the continuing development of good corporate governance practices; and
- reviewing corporate transactions and overseeing the decision-making process in terms of acquisitions, divestitures and financings, in consultation with the President and CEO.

President and Chief Executive Officer

The President and CEO is responsible for the management of Bombardier's strategic and operational agenda and for the execution of the Board of Directors' resolutions and policies.

The CEO's specific responsibilities include:

- providing strategic orientation in the form of a strategic plan and a business plan;
- managing both Bombardier's commercial and internal affairs, including:
  - assuming responsibility for day-to-day operations, including capital management and financial management;
  - implementing decisions with respect to acquisitions, divestitures, financings and similar activities, subject to prior approval from the Board of Directors and in consultation with the Executive Chairman;
  - ensuring that Bombardier has effective disclosure controls and procedures and internal controls in place; and
  - identifying, assessing and managing the risks involved in the course of business; as well as
- overseeing corporate governance matters in consultation with the Executive Chairman and the Corporate Governance and Nominating Committee of the Board of Directors.

BOMBARDIER Aerospace

We have restructured the operations of Bombardier Aerospace to enhance the group's competitiveness and leadership position—and we are starting to see the results.

Bombardier Aerospace is a world leader in the design and manufacture of innovative aviation products and services for the business, regional and amphibious aircraft markets. With a legacy of innovation consolidating over 250 years of aviation history from four of the world's original leading aircraft manufacturers (Canadair, Short Brothers, Learjet and de Havilland), Bombardier Aerospace has launched an unparalleled 15 new aircraft programs in the past 15 years. The group also offers the Bombardier* Flexjet* fractional ownership program and the Bombardier* Skyjet* aircraft charter program, as well as management and technical services, aircraft maintenance and pilot training.

During fiscal year 2004, aggressive action was taken to streamline operations, reduce costs and increase productivity—positioning the group to derive maximum benefit from continuing strong demand for regional aircraft and an improving outlook for business aircraft.

The timely entry into service of the new Bombardier* Challenger* 300 and Bombardier* Learjet* 40 business jets, to be followed by the entry into service of the Bombardier Global 5000* aircraft this fiscal year, have further enhanced the most modern, comprehensive portfolio in business aviation—just as more customers are entering or returning to the marketplace. This trio of new business jets reflects a decision to continue investing in new aircraft during the prolonged market downturn, and attests to Bombardier's ongoing commitment to innovation and product development.

The group also reinforced its position as the leading designer and manufacturer of regional jets, with the initial deliveries of the 86-passenger Bombardier* CRJ900*, the first 70-plus-seat regional aircraft on the market.

The implementation of widespread cost reduction measures, the creation of integrated manufacturing centres for business aircraft, the re-opening of collective agreements at the Toronto, Ontario and Wichita, Kansas sites, and the outsourcing of certain information technology functions have all contributed to a leaner, more competitive organization that is better able to respond to the realities of a changing market environment.

In March 2003, the group announced plans to reduce staffing at Aerospace facilities in Montréal, Toronto and Belfast by a total of 3,000 people. That process is now complete.

In October 2003, plans were unveiled for the creation of integrated manufacturing centres for Bombardier Learjet and Bombardier Challenger Series business jets at the Wichita and Montréal locations, respectively. Once fully operational, this initiative will produce annual savings estimated at $33 million while further reducing headcount by some 1,150.

By combining final assembly and interior completion activities at the same sites, the new manufacturing centres will significantly reduce production cycle times and inventory levels and make it easier for customers to do business with Bombardier.

Approximately 800 of the jobs impacted by the streamlining of production are in Tucson, Arizona. However, the Bombardier Business Aviation Services Centre will continue to operate at the site, adjacent to Tucson International Airport. In addition, Tucson has been selected as the location for the Western Bombardier Regional Aircraft Service Centre, which will result in the creation of approximately 300 new jobs over a three-year period.

In January 2004, plans were announced to consolidate regional and business aircraft spare-parts activities into a single logistics organization designed to provide customers with substantially improved service. The new organization will move to a single SAP**-based operating system and will establish new distribution warehouses in Chicago and Frankfurt that will be operated by world-renowned Caterpillar Logistics Services.

The group's commitment to innovation was underscored in December 2003, with the delivery of the milestone 1,000th Bombardier* CRJ* aircraft. By the end of the fiscal year, on January 31, 2004, the delivery total had climbed to 1,046—making the Bombardier CRJ, at that point, the sixth most successful commercial jetliner program ever. What began in the mid-1980s as a bold step into uncharted territory—there was no apparent market for a regional jet—sparked a revolution in airline transportation that continues today, as the regional jet spearheads a turnaround in the airline industry's fortunes.

Despite the problems being experienced by the airline industry overall, the regional segment is growing—and profitable—and regional jets continue to be crucial to the economic health of the major airlines. Consider that between April 2000 and April 2003, regional jet seat capacity in the U.S. grew by 97%. A reflection of the continuing positive momentum in that regard was the conversion of options into a firm order for 32 50-seat Bombardier* CRJ200* regional jets received in early March 2004, from Delta Connection.

Bombardier's family of 50-, 70- and 86-seat Bombardier CRJ aircraft offers unparalleled commonality and flexibility in terms of training, maintenance and crew scheduling that translate into significantly lower operating costs and increased profit opportunities for carriers. Moreover, with the market moving towards larger regional aircraft, the fact that Bombardier was the first to have 70- and 86-seat models in service represents a clear advantage. Seven out of the world's 10 largest commercial airlines operate Bombardier CRJ200 and Bombardier* CRJ700* regional airliners.

As of January 31, 2004, 143 of the larger Bombardier CRJ700 and Bombardier CRJ900 aircraft were already flying. Two of the recent deliveries were to Shandong Airlines—making the Bombardier CRJ700 the first 70-seat regional jet to become operational in China or, indeed, anywhere in the Asia-Pacific region. The Corporation is confident that demand for its market-leading family of regional jets will continue for years to come.

There also is significant market interest in the new-generation Bombardier* Q400* turboprop. The 70-seater offers all the comfort characteristics of a jet, combined with the lowest seat-mile costs of any regional aircraft operating today. U.K.-based FlyBE. ordered 17 additional Bombardier Q400 aircraft during the last fiscal year and Japan-based All Nippon Airways added two more to its fleet. Meanwhile, Australia's Qantas signed for six 50-passenger Bombardier* Q300* turboprops and, subsequent to year end, converted an option into a seventh firm order.

Other noteworthy achievements at Aerospace during the year under review included: the successful first flight of the Bombardier Global 5000, which received full type approval from Transport Canada on March 12, 2004 and is scheduled to enter service during the fourth quarter of this year; delivery of the 600th Bombardier Challenger business jet in October 2003; delivery of the first Bombardier Challenger 300 aircraft on December 23, 2003; and on January 21, 2004, delivery of the first Bombardier Learjet 40 business jet. Another positive development was the government of Italy's purchase of three more Bombardier* 415* amphibious aircraft.

Moreover, the group will be adding 17 new Challenger 300 aircraft to the Bombardier Flexjet fleet over the next few months. As of late March 2004, the four Bombardier Challenger 300 in the Bombardier Flexjet fleet had flown more than 900 hours, while the Learjet 40 in the fleet had flown more than 200 hours. Bombardier recently partnered with the Delta AirElite** private jet membership program to make its Flexjet fractional ownership program even more accessible. As well, the Bombardier Skyjet charter program has been extended to Europe, enabling customers to enjoy the many benefits of private air travel at an affordable price.

Over the next 12 months, Bombardier will also be studying the feasibility of proceeding with the development of a new-generation commercial aircraft. Gary R. Scott, a long-time senior executive at The Boeing Company, has been appointed President, New Commercial Aircraft Program, with the responsibility for leading a multidisciplinary task force that will thoroughly evaluate the potential of such a program.

As you might expect from the Corporation that revolutionized regional air travel with the Bombardier CRJ, the aim is to develop a truly advanced new commercial aircraft that would offer customers significant advantages over anything available from the competition in terms of operational efficiencies. There would have to be a clear market for such an aircraft and a strong business case for such a project from Bombardier's perspective before any decision to proceed is made.

While having achieved increased deliveries of both business and regional aircraft despite the challenging market conditions of fiscal year 2004, there are still significant challenges ahead. One of the issues Bombardier Aerospace will continue to address is the necessity to ensure the availability of financing for regional aircraft. This remains a crucial consideration given the financial constraints carriers face. In addition, the group will continue to build a more responsive, customer-focused organization, providing exceptional service to support its innovative products—the new spare parts initiative reflects this commitment—while concurrently reducing costs to increase its competitiveness.

* Trademark(s) of Bombardier Inc. or its subsidiaries.
** SAP is a trademark of SAP AG.
** Delta AirElite is a trademark of Delta Corporate Identity, Inc.




GLOBAL






208
AIRTRAIN



BOMBARDIER Transportation

Bombardier Transportation is the acknowledged global leader in the rail equipment, manufacturing and servicing industry. Its wide range of products includes passenger rail vehicles and total transit systems. It also manufactures locomotives, freight cars, propulsion and control systems and signalling equipment for a worldwide customer base.

Some tough decisions have been made in recent months to ensure that the group's market leadership will be better reflected in its bottom-line performance, through improved margins and enhanced earnings power. There is a new senior management team in place. The group has adopted a simplified organizational structure that will facilitate improved accountability. And, subsequent to the fiscal year end, plans were unveiled for a major restructuring that will include streamlining the underutilized European manufacturing network, significantly reducing the global workforce and refining the procurement and project management processes.

With respect to leadership, André Navarri, widely known and respected in the global transportation industry, joined Bombardier Transportation as group President effective February 22, 2004. Mr. Navarri's demonstrated ability to formulate—and successfully execute—a strategic plan complements his strong project management skills and keen appreciation for the importance of cost effectiveness. Wolfgang Toelsner, who previously headed the group's Locomotives and Freight division, was appointed Chief Operating Officer—a role that formerly was part of the president's responsibilities.

The comprehensive restructuring initiative announced March 17, 2004 was designed to address excess capacity and drive performance improvements. Sites identified for closure in 2004 are Amadora, Portugal; and Doncaster and Derby Pride Park, United Kingdom. Closures of facilities in Ammendorf, Germany; Kalmar, Sweden; Pratteln, Switzerland; and Wakefield, United Kingdom are envisioned for 2005. None of the seven plants intended for closure has work scheduled beyond 2005.

Five additional sites: in Crespin, France; Aachen and Siegen, Germany; Bruges, Belgium; and Crewe, United Kingdom, will be part of the initial phase of a global site improvement program that over time will be rolled out to all the group's manufacturing facilities. This program will focus on trimming inventory levels, reducing production overheads, enhancing manufacturing time estimation processes and increasing efficiency with regard to site configuration.

The proposed European site closings and additional global workforce reductions will impact 6,600 positions and bring Bombardier Transportation's industrial footprint into better balance with projected market demand.

Earlier in the year, the Industrial division, which had been responsible for the group's manufacturing network in Europe, was disbanded. Manufacturing facilities have been integrated into the relevant divisions, enabling each one to have direct responsibility not only for marketing, sales and engineering, but also for production.

Management is also targeting the group's procurement and supply chain as an area that offers significant opportunities for cost savings and efficiency improvements, given that materials represent approximately 65% of Bombardier Transportation's cost base. A procurement integration initiative launched in early 2004 is aimed at rationalizing the number of suppliers, increasing parts standardization and centralizing negotiation processes to achieve economies of scale wherever possible.

As part of the overall focus on margin improvement, the group has adopted a more rigorous "bid for results" approach to contract tendering. This entails making certain that contingencies and risks are properly identified and adequately accounted for in the price calculation. If a bid does not meet strict margin criteria, it will be dropped.

The group is also striving for flawless execution of contracts through tighter project management. All contracts will be subject to ongoing scrutiny that will include periodic reviews of the overall project, regular adjustments to estimated costs and enhanced claim management. As well, there will be further training and empowerment of project managers.

Bombardier Transportation also is working to make more use of common platforms and existing, proven technologies, an approach that stands to benefit both the Corporation and the customer. The group launched two new vehicle brands during the year—Bombardier* FLEXITY* for light rail vehicles and Bombardier* TRAXX* for locomotives. Both product families offer customers significant platform synergies, including increased standardization and modularization, savings on capital costs, on life-cycle costs and on spares. Bombardier* Talent* and AGC continue to be among the most successful regional train product families.

Together, such initiatives will lead to reduced overheads, increased competitiveness and an enhanced capability to deliver on commitments to customers. The result will be a revamped group, better suited to a market environment that has been experiencing rapid change under the influences of increased liberalization, closer scrutiny of spending by public agencies and continued growth of the services sector.

Meanwhile, Bombardier Transportation has maintained its commitment to the development of new technologies that will provide customers with added value in terms of lower operating costs and improved asset utilization. For instance, at the 55th International Association of Public Transport (UITP) World Congress in Madrid in May 2003, the group unveiled its new Fully Integrated Composite Assembly System (Bombardier* FICAS*) technology. The FICAS technology utilizes thin, modularized "sandwich" materials and composite assembly techniques that enable design engineers to reduce the thickness of a vehicle sidewall by some 75%. The benefits include more inner space, which translates into higher capacity—up to 10% more passengers for a given exterior vehicle dimension—and lower vehicle weight, hence less energy consumption. An advanced version of Bombardier's proven C20 Stockholm Metro vehicle, incorporating FICAS technology, entered commercial service later in 2003.

Then there's the Bombardier* Mitrac* energy-saving solution, based on high-performance double-layer capacitors, which can reduce the energy consumption of a light rail system by up to 30%. With the Mitrac energy saver solution, Bombardier Transportation engineers overcame the challenge of incorporating an energy recycling system into a low-floor light rail system.

The group also has pioneered the first commercial applications of the state-of-the-art Level 2 European Rail Traffic Management System (ERTMS), which established a punctuality record of close to 100% during a pilot project in Switzerland. The new ERTMS standard will considerably boost the efficiency of European rail traffic systems by easing cross-border traffic, leading to increased capacities, higher speeds and lower operating costs.

Bombardier Transportation booked new orders worth a total of $15.7 billion in fiscal year 2004. Significant new contracts reflected both the breadth of the group's portfolio and its worldwide geographic reach. Included were a $729-million contract for a fully automated rapid transit system in Taipei; an order from Deutsche Bahn for 233 double-deck cars valued at $495 million; an order from Austrian Railways (ÖBB) for 240 electrical multiple unit cars valued at $248 million; a $191-million order from the Brussels Transport Authority (STIB) for 46 trams plus overhaul services; a $170-million order from Italian State Railways (Trenitalia) for 48 electric passenger locomotives; an order from Swiss Federal Railways (SBB) for 18 multi-system freight locomotives valued at $103 million; and a $40-million order from the Ministry of Railways of the People's Republic of China for 38 high-grade intercity passenger cars.

Noteworthy contract wins on the services side included long-term vehicle maintenance agreements with the Massachusetts Bay Transportation Authority and the Southern California Regional Railway Authority in the United States. In February 2004, subsequent to fiscal year end, a consortium comprised of Bombardier Transportation and Patentes Talgo was selected by Spanish National Railways (RENFE) to maintain its fleet of 16 AVE** S 102 very high-speed trains for a period of 14 years. Bombardier's share of that contract is valued at approximately $208 million. Work also got underway during fiscal year 2004 on the early stages of the massive London Underground project. As a partner in the Metronet consortia and a turnkey supplier to the project, Bombardier Transportation's portion of the work is worth some £3.4 billion or $7.9 billion over 15 years. The sheer magnitude of the London project—and its vital importance to the future of urban transport in one of the world's great cities—further underscores the group's leadership role and the confidence it has earned in the global marketplace.

Outlook

Forecasters expect the worldwide accessible rail market to continue growing by 3-5% annually over the next five years. Moreover, the services and total transit systems markets—which are among Bombardier Transportation's strengths—are expected to outstrip that pace. With the major restructuring now being implemented, the group will be even better positioned to capitalize on attractive long-term growth prospects.

A relentless focus on costs, productivity and improved project management should translate into enhanced earnings power, as Bombardier Transportation forges ahead with delivery of its $31.4-billion year-end backlog while pursuing profitable new business.

* Trademarks(s) of Bombardier Inc. or its subsidiaries.
** AVE is a trademark of RENFE.

SOCIAL RESPONSIBILITY and sustainability

Bombardier prides itself on its reputation as a responsible corporate citizen and a force for positive change in society.

The Corporation realizes that operating in a socially responsible, sustainable manner is crucial to the long-term well-being of the organization, its stakeholders and, of course, society at large. Consequently, it strives to achieve continuous improvement with regard to all three essential elements of sustainability—economic, social and environmental. Bombardier has always been a preferred employer, providing healthy and safe workplaces and leaving the legacy of a sound natural environment to future generations.

Enhanced sustainability helps to secure quality jobs and economic spin-offs

From an economic perspective, the Corporation is working harder than ever these days to make the very best use of the resources—people, plants, processes and raw materials—that go into its innovative products and services. Further enhancement of the sustainability and competitiveness of Bombardier's operations contributes to producing planes and trains that represent exceptional value for customers in terms of purchase price, operating economics and total life-cycle costs, while delivering superior returns to shareholders. The Corporation also provides the sort of high-quality, rewarding jobs that enable it to attract and retain top-rated employees—and continues to make positive contributions to the broader economic and social fabric.

Giving something back to communities

From a social perspective, Bombardier makes a point of giving something back to the many towns and cities around the world where it has a presence—communities large and small that employees and their families call home.

In Canada, the J. Armand Bombardier Foundation has long been a driving force in that regard. The Foundation was created in 1965 by the family of Bombardier's founder to carry on the humanitarian work he had begun. The Foundation focuses primarily on the areas of arts and culture, education, health and social services. The Foundation also continues to support the activities of the J. Armand Bombardier Museum and the Yvonne L. Bombardier Cultural Centre, both located in Valcourt, Québec, birthplace of the Corporation's founder.

During fiscal year 2004, the Foundation provided close to $8 million of financial support for a variety of worthwhile recipients throughout Québec and Canada. Included were funding for academic chairs and capital campaigns at leading Canadian universities, financial contributions to health-care research and hospitals, and support, among others, for underprivileged families, abused women, and for social reintegration in major urban areas.

Many of the Foundation's donations involve multi-year commitments of large sums, which enable recipients to proceed with capital projects or the establishment of academic chairs that require an assured source of funding over an extended period. The support to the Fondation de l'Université du Québec à Montréal for the creation of a preparatory centre for studies abroad is one example of many such undertakings. Recent beneficiaries of the Foundation's support in the health-care area include the Fondation québécoise du cancer, the Douglas Hospital Foundation, the Notre-Dame de la Merci health centre's foundation, the Fondation de la recherche sur les maladies infantiles, all in Québec, and the St. Joseph's Foundation of Thunder Bay, Ontario, to name just a few.

Major charities also continue to benefit from the generosity of Bombardier and Bombardier people. In Montréal, the Foundation contributed to Father Emmett Johns' organization, *Le Bon Dieu dans la rue*, which supports youth homelessness and youth at risk. Furthermore, employees, together with the Foundation and the Bombardier family, contributed $1.3 million to the annual Centraide Campaign. It was a similar story at many other Bombardier sites, as the Corporation and its employees teamed up to lend a hand to the less fortunate.

Indeed, Bombardier's philanthropic activities are by no means limited to the Foundation. The Corporation itself, the respective business groups and individual sites around the globe are involved in a myriad of activities to support education, arts and culture and community involvement. In Toronto for instance, Bombardier Aerospace made its suburban Downsview site available as the venue for a Rolling Stones concert that was staged to help revitalize the city's economy—particularly tourism—in the wake of the SARS epidemic. The event attracted some 450,000 rock 'n' roll buffs from across North America. Other less high-profile, but equally worthwhile community endeavours included Bombardier Capital's ongoing support of a daycare centre for the children of low-income families in Jacksonville, Florida; Bombardier Transportation's support of the Technology Challenge in Maryborough, Australia, which involved teams of secondary school students designing, building, testing and racing CO_2-powered vehicles; children's workshops sponsored by the Bombardier Aerospace

Foundation in Northern Ireland as part of the Centennial of Flight Celebrations in Belfast; and a wildly successful exhibition of historical locomotives organized by employees at Crewe facilities in the United Kingdom, which attracted 30,000 visitors and raised in excess of £60,000 ($145,000) for local charities.

Closer to home base, Les Grands Ballets Canadiens de Montréal, the Montréal Science Centre and the Orchestre symphonique de Montréal received financial support from Bombardier, as did the Toronto Symphony Orchestra. A corporate donation—matched by the Foundation—also was made to help restore landmark Point Pleasant Park in Halifax, Canada, which was devastated by hurricane Juan in September 2003.

Integrated approach to health, safety and the environment

A 60% reduction in the accident frequency rate over the past five years underscores the impact of Bombardier's unrelenting commitment to continuous improvement in occupational health and safety. Over the past year alone, the Corporation succeeded in reducing the frequency case rate by a further 22%, from 3.2 to 2.5 accidents per 200,000 work hours. The objective is to ratchet the rate down to 0.5 by the end of fiscal year 2006.

Bombardier's combined Health, Safety and Environment Policy was rolled out across the organization during the course of fiscal year 2004. Further progress was made, as well, in the drive to have all operations certified to internationally recognized Occupational Health and Safety Assessment Series (OHSAS) 18001 standards. At year's end, 42% of Bombardier sites had completed the process.

From an environmental perspective, Bombardier's commitment to a greener world starts with key products—public transit vehicles, commuter and intercity trains, business and regional aircraft, all designed to move people faster and more efficiently, utilize less energy and help relieve congestion on city thoroughfares and major highways. From product design and performance through procurement and manufacturing activities, environmental stewardship is a key consideration. During the past year, this comprehensive approach was reflected, for instance, in Bombardier Transportation becoming a signatory to the Sustainability Charter of the International Association of Public Transport (UITP), as well as in initiatives that achieved substantial reductions in both hazardous wastes and greenhouse gas emissions at the Bombardier Aerospace complex in Belfast.

Finally, it should be noted that more than 90% of Bombardier manufacturing sites are now certified to the ISO 14001 environmental standards of the Geneva-based International Organization for Standardization (ISO).

Financial highlights

FOR THE YEARS ENDED JANUARY 31 (MILLIONS OF CANADIAN DOLLARS, EXCEPT PER SHARE AMOUNTS AND BACKLOG)	2004	2003
Revenues	$21,321	$21,189
Income before special items and income taxes	$ 439	$ 381
Income tax expense (recovery)	$ 205	$ (221)
Net loss	$ (89)	$ (615)
Loss per share – basic	$ (0.07)	$ (0.47)
Dividend per common share		
Class A	0.09	0.18
Class B	0.091563	0.181563

AS AT JANUARY 31	2004	2003
Total assets	$25,569	$29,124
Shareholders' equity	$ 3,250	$ 2,741
Additions to property, plant and equipment, net	$ 252	$ 633
Order backlog (BILLIONS OF CANADIAN DOLLARS)	$ 45.9	$ 44.4
Book value per common share (CANADIAN DOLLARS)	$ 1.55	$ 1.60
Number of common shares		
Class A	342,018,248	342,020,138
Class B	1,407,566,670	1,035,666,780

Stock market price range

(CANADIAN DOLLARS)	2004	2003
Class A		
High	$ 6.32	$ 15.67
Low	$ 2.95	$ 3.19
Close	$ 5.96	$ 5.34
Class B		
High	$ 6.28	$ 15.67
Low	$ 2.56	$ 3.13
Close	$ 5.99	$ 5.12

Market capitalization
$10,480 million
(AS AT JANUARY 31, 2004)

Bombardier's stock performance
JANUARY 31, 2003 TO JANUARY 31, 2004


*100
80
March 2003
May 2003
July 2003
Sept. 2003
Nov. 2003
Jan. 2004
S&P 500
SPTSX

*Index: closing price as at January 31, 2003 = 100

Table of contents

Management's discussion and analysis

ALL AMOUNTS IN THIS REPORT ARE IN CANADIAN DOLLARS AND TABULAR FIGURES ARE IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE INDICATED.

Overview

This Management's Discussion and Analysis (MD&A) has been prepared to provide a meaningful understanding of the Corporation's operations, performance and financial condition for the year ended January 31, 2004. The MD&A is presented in the following sections:

This MD&A includes "forward-looking statements" that are subject to risks and uncertainties. For information identifying legislative or regulatory, economic, currency, technological, competitive and other important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements, see "Risks and uncertainties."

Highlights

Recapitalization program

- Net proceeds of $1.2 billion were generated on April 17, 2003 from the issue of 370 million Class B Shares (Subordinate Voting).
- Net proceeds of $740 million, net of cash disposed, were generated on December 18, 2003 from the sale of the recreational products segment, resulting in an after-tax gain of $101 million.
- Net proceeds of $85 million US ($112 million) were generated on October 31, 2003 from the sale of Military Aviation Services (MAS), resulting in a gain of $98 million.
- Net proceeds of £35 million ($78 million) were generated on May 22, 2003 from the sale of the Belfast City Airport (BCA), resulting in a gain of $3 million.
- The wind-down portfolios were reduced by $3.0 billion, or 71%, during the current fiscal year. The reduction of these portfolios is proceeding as planned at Bombardier Capital (BC).

Restructuring initiative

- On March 16, 2004, the Board of Directors approved a restructuring initiative in the transportation segment. The initiative proposes to reduce the global workforce of Bombardier Transportation by approximately 6,600 positions and contemplates the closure of seven production sites in five European countries. The restructuring initiative also contemplates operational efficiency measures at five other European locations and other cost reduction programs. The Corporation is also targeting procurement and supplier base as areas offering significant opportunities for cost savings and efficiency improvements.
- The total costs of the restructuring initiative are estimated at $777 million, $457 million of which was recorded during the fourth quarter of fiscal year 2004, with the remainder to be recorded in fiscal years 2005 and 2006.

Major orders in fiscal year 2004

- On April 4, 2003, Bombardier Transportation signed contracts amounting to approximately £3.4 billion ($7.9 billion) as part of the Metronet consortia for the supply, over 15 years, of rolling stock, signalling, maintenance and project management for the modernization of the London Underground.
- On May 12, 2003, Bombardier Aerospace received an order from US Airways for the delivery of 60 Bombardier* CRJ200* and 25 Bombardier* CRJ700* aircraft, for a total value of approximately $2.2 billion US ($3.2 billion). The 85 firm orders include the transfer of 36 Bombardier* CRJ* aircraft firm orders held by GE Capital Aviation Services, for a net backlog increase of 49 aircraft.
- On September 15, 2003, Bombardier Aerospace received an order from SkyWest Airlines for 30 Bombardier CRJ700 aircraft, for a total value of approximately $862 million US ($1.2 billion).

Change of functional and reporting currencies

- Effective February 1, 2004, the Corporation changed its functional currencies from the Canadian dollar and the sterling pound to the U.S. dollar for the Canadian and U.K. operations in the aerospace segment and from the Canadian dollar and the Mexican peso to the U.S. dollar for the Canadian and Mexican operations in the transportation segment. In addition, effective the first quarter of fiscal year 2005, the Corporation will change its reporting currency to the U.S. dollar.

Basis of presentation

The consolidated operations of the Corporation are referred to hereafter as the Corporation or Bombardier Inc., the manufacturing operations are referred to as Bombardier and the financial and real estate services as BC. This presentation has no impact on net income and shareholders' equity.

BC's operations and financial position are fundamentally different from those of the manufacturing segments. As such, the capital markets use different performance indicators from those used for the manufacturing operations to analyze and measure these two distinct businesses. The following discussion and analysis segregates these two types of businesses to better highlight their respective characteristics. The consolidated balance sheets are unclassified.

The Summary of significant accounting policies accompanying the Consolidated Financial Statements describes the significant accounting principles followed by the Corporation.

Effect of currency fluctuations

Fiscal year ended January 31, 2004

The Corporation is subject to currency fluctuations from the translation of statement of income items and of assets and liabilities of self-sustaining foreign operations using a functional currency other than the Canadian dollar, mainly the U.S. dollar, the euro and the sterling pound and from transactions in foreign currencies, mainly the U.S. dollar.

The year-end exchange rates used to translate assets and liabilities were as follows as at January 31:

	YEAR-END RATES		
	2004	2003	INCREASE (DECREASE)
U.S. dollar	**1.3264**	1.5290	(13%)
Euro	**1.6520**	1.6421	1%
Sterling pound	**2.4156**	2.5151	(4%)

The average exchange rates used for the years ended January 31 to translate statement of income items were as follows:

	AVERAGE EXCHANGE RATES		
	2004	2003	INCREASE (DECREASE)
U.S. dollar	**1.3812**	1.5655	(12%)
Euro	**1.5817**	1.5018	5%
Sterling pound	**2.2760**	2.3751	(4%)

Translation of self-sustaining foreign operations

As a result of the fluctuation in the average exchange rates shown above, revenues and earnings before taxes (EBT) of the euro-denominated foreign operations translated in Canadian dollars, mainly in the transportation segment, were positively impacted. Revenues and EBT of the U.S. dollar- and sterling-pound-denominated foreign operations were negatively impacted.

The main impact of the year-end exchange rate fluctuations on the financial position of the Corporation as at January 31, 2004 was a reduction of the U.S. dollar- and sterling pound-denominated consolidated balance sheet items. The effect of these translation adjustments is included in the deferred translation adjustment account in the consolidated statements of shareholders' equity and has no impact on net income.

Transactions in foreign currencies

In the aerospace segment, the Corporation uses forward foreign exchange contracts to manage its currency exposure arising from anticipated foreign currency cash flows, mainly the U.S. dollar. The forward foreign exchange contracts typically extend from one- to 24-month periods. Therefore, a significant portion of the currency fluctuations will impact the results of operations with a similar time lag. The forward foreign exchange hedge contracts, in the aerospace segment, mitigated the negative impact of the weakening of the U.S. dollar compared to the Canadian dollar by approximately $250 million during fiscal year 2004.

The transportation segment primarily uses western European and U.S. currencies as its functional currencies. Under the Corporation's foreign exchange policy, foreign currency denominated risks are hedged on a contract-by-contract basis at the inception of the respective contracts. Accordingly, contract margins are not expected to be significantly affected by currency fluctuations, assuming hedge effectiveness.

Future currency exposure

Effective February 1, 2004, the Corporation changed its functional currencies from the Canadian dollar and the sterling pound to the U.S. dollar for the Canadian and U.K. operations in the aerospace segment, and from the Canadian dollar and the Mexican peso to the U.S. dollar for the Canadian and Mexican operations in the transportation segment. The European operations of the transportation segment continue to mainly use western European currencies as their functional currencies.

Effective the first quarter of fiscal year 2005, the Corporation will also change its reporting currency to the U.S. dollar.

The following provides a discussion of the Corporation's future exposure to currency fluctuations arising from the translation of self-sustaining foreign operations and from transactions in foreign currencies after giving effect to the above-mentioned changes.

Translation of self-sustaining foreign operations

As of February 1, 2004, the functional currency for the operations in the aerospace segment will be the U.S. dollar. Therefore, currency fluctuations arising from the translation of foreign operations in the aerospace segment will no longer have an impact on the results of operations and on balance sheet items. In the transportation segment, the exposure to currency fluctuations arising from the translation of most foreign operations will arise from the change in the value of the western European currencies relative to the U.S. dollar, rather than to the Canadian dollar.

Transactions in foreign currencies

Revenues and most of the costs in the aerospace segment and the Canadian operations of the transportation segment are denominated in U.S. dollars. However, certain costs, mainly salaries and manufacturing overhead costs, are denominated in Canadian dollars and in sterling pounds and are subject to currency fluctuations. Under the Corporation's foreign exchange policy, a significant portion of these expected costs in foreign currencies are hedged for periods of up to two years.

It is estimated that a 1% change in the value of the Canadian dollar relative to the U.S. dollar in the aerospace segment would impact fiscal year 2005 total costs by approximately $15 million US before giving effect to forward foreign exchange hedge contracts, and approximately $3 million US after giving effect to the outstanding forward foreign exchange hedge contracts. The impact of these currency fluctuations on total costs does not have an immediate equivalent impact on income, since a significant portion of these costs are subject to program average cost accounting or included in aerospace program tooling and depreciated over a number of years.

Effect of change in reporting currency

As a result of adopting the U.S. dollar as its reporting currency, all assets and liabilities as at February 1, 2004 will be translated from Canadian dollars to U.S. dollars at the current exchange rate at that date. Certain non-monetary assets, mainly program inventories and program tooling in the aerospace segment and long-term contract inventories in the transportation segment will be translated at higher exchange rates than the ones in effect when these assets were initially recognized on the consolidated balance sheets.

Therefore, in the aerospace segment, opening program inventories and program tooling are approximately $35 million US and $65 million US higher than historical amounts. In the transportation segment, the effect on opening long-term contract inventories is not significant. Accordingly, a one-time currency adjustment of approximately $100 million US resulting from this upward revaluation will be reflected on the balance sheet as part of the deferred translation adjustment account presented in the consolidated statements of shareholders' equity. The increase in these opening asset values will be expensed as inventories are consumed and aerospace program tooling is depreciated.

The upward revaluation of program inventories and program tooling is expected to result in lower EBT of approximately $4 million US for the first quarter of fiscal year 2005 and $20 million US for fiscal year 2005.

Selected annual information

The Consolidated Financial Statements of Bombardier Inc. are prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are expressed in Canadian dollars. The recreational products segment's results are presented as discontinued operations. The following table provides selected financial information for the last three fiscal years.

(MILLIONS OF CANADIAN DOLLARS, EXCEPT PER SHARE AMOUNTS)	2004	2003	2002
Revenues from continuing operations	**$ 21,321**	$ 21,189	$ 19,863
Loss from continuing operations	**(195)**	(709)	(66)
Net income (loss)	**(89)**	(615)	36
Earnings (loss) per share	**(0.07)**	(0.47)	0.01
Cash dividends declared per share:			
Class A Shares (Multiple Voting)	**0.09000**	0.18000	0.18000
Class B Shares (Subordinate Voting)	**0.09156**	0.18156	0.18156
Series 2 Preferred Shares	**1.17128**	1.19375	1.37500
Series 3 Preferred Shares	**1.02675**	0.68450	–
Series 4 Preferred Shares	**1.17188**	1.39876	–
Total assets – Bombardier	**20,407**	20,763	19,341
Total assets – BC	**7,080**	9,717	9,265
Financial liabilities:			
Short-term borrowings – Bombardier	**–**	381	1,342
Short-term borrowings – BC	**308**	2,183	1,695
Long-term debt – Bombardier	**2,781**	3,099	2,075
Long-term debt – BC	**5,293**	5,827	5,777

Fiscal year 2004 results include special items of $429 million, $457 million of which was recorded in the transportation segment in connection with a restructuring initiative (see the transportation section in this MD&A). Fiscal year 2003 results include special items of $1.3 billion recorded in the aerospace segment, mainly related to revisions of program estimates as well as write-downs of inventories and other related provisions (see the aerospace section in this MD&A).

Analysis of results

This MD&A is based on reported earnings in accordance with GAAP. It is also based on EBT before the effect of special items, a non-GAAP measure. Special items are viewed by Management as items that do not arise as part of the normal day-to-day business operations or that could potentially distort the analysis of trends. These earnings measures do not have a standardized meaning prescribed by GAAP and are therefore not readily comparable to similar measures presented by other corporations.

On April 2, 2003, the Board of Directors of the Corporation approved the decision to sell the recreational products segment. Accordingly, the results of operations, cash flows and financial position of the recreational products segment are reported as discontinued operations. The results of operations of the recreational products segment are presented for all periods as a single line item in the Corporation's consolidated statements of income.

The following table presents the results of operations for the years ended January 31:

	2004	2003
Revenues	**$ 21,321**	$21,189
Cost of sales	**18,297**	18,097
Operating expenses [1]	**1,556**	1,689
Depreciation and amortization	**793**	806
Interest expense, net	**236**	216
EBT before special items	**439**	381
Special items	**(429)**	(1,311)
EBT	**10**	(930)
Income tax expense (recovery)	**205**	(221)
Loss from continuing operations	**(195)**	(709)
Income from discontinued operations, net of tax	**106**	94
Net loss	**$ (89)**	$ (615)

[1] Includes selling, general and administrative and research and development expenses.

Consolidated revenues amounted to $21.3 billion for the year ended January 31, 2004, compared to $21.2 billion for the preceding fiscal year. The increase is mainly due to higher revenues in the transportation segment.

Cost of sales amounted to $18.3 billion or 85.8% of revenues for fiscal year 2004, compared to $18.1 billion or 85.4% of revenues for the previous fiscal year. This increase is mainly due to higher cost of sales in the transportation segment, arising from the settlement of claims in connection with the Acela** contracts and revisions of estimates related to a limited number of contracts, partially offset by lower cost of sales in the aerospace segment.

Operating expenses amounted to $1.6 billion for fiscal year 2004, compared to $1.7 billion for the previous fiscal year. This decrease is due to lower operating expenses in all segments.

Depreciation and amortization decreased to $793 million for the year ended January 31, 2004, compared to $806 million for the year ended January 31, 2003. This decrease is due to lower depreciation in the BC segment, partially offset by higher depreciation in the manufacturing segments.

Net interest expense increased to $236 million for fiscal year 2004, compared to $216 million the previous fiscal year (BC's interest expense is classified as cost of sales). The increase in net interest expense results mainly from higher interest expense on long-term debt.

As a result, EBT before special items was $439 million or 2.1% of revenues for the year ended January 31, 2004, compared to $381 million or 1.8% the previous fiscal year.

Revenues and EBT margin from continuing operations before special items

(BILLIONS OF CDN$)


24
20
16
12
8
4
0
19.9
21.2
21.3
5.0%
1.8%
2.1%
F02
F03
F04
Revenues
EBT %

Special items amounted to $429 million for the year ended January 31, 2004, compared to $1.3 billion for the year ended January 31, 2003.

The following table provides a reconciliation of EBT before special items to EBT for the years ended January 31:

	2004	2003
EBT before special items	**$439**	$ 381
Special items [1]		
Aerospace	**(28)**	1,311
Transportation	**457**	–
	429	1,311
EBT	**$ 10**	$ (930)

[1] The special items are discussed in the aerospace and transportation segments section of this MD&A.

The Corporation recorded an income tax expense of $205 million for fiscal year 2004, compared to an income tax recovery of $221 million the previous fiscal year. The income tax expense for the fiscal year ended January 31, 2004 was higher than the expense that would be recognized at the effective income tax rate, mainly due to the non-recognition of $123 million of income tax benefits related to the restructuring initiative at Bombardier Transportation and an increase in the valuation allowance for deferred tax assets recorded for the U.S. operations in the fourth quarter. The details of the components of the income tax expense are provided in note 19 to the Consolidated Financial Statements.

For fiscal year 2004, loss from continuing operations was $195 million, or $0.13 per share, compared to a loss from continuing operations of $709 million, or $0.54 per share, for fiscal year 2003.

Income from discontinued operations, net of income taxes, totalled $106 million for the period from February 1, 2003 to December 18, 2003, compared to income of $94 million for fiscal year 2003. Income from discontinued operations includes a $101-million after-tax gain on the sale of the recreational products segment recorded in the fourth quarter of fiscal year 2004.

Net loss was $89 million for the year ended January 31, 2004, or $0.07 per share (basic and diluted). This compares to a net loss of $615 million the previous fiscal year, or $0.47 per share (basic and diluted).

Bombardier's order backlog as at January 31, 2004 totalled $45.9 billion, compared to a backlog of $44.4 billion as at January 31, 2003. The increase is due to an increase in the transportation segment backlog, partially offset by a decrease in the aerospace segment backlog, and the negative impact of the strengthening of the Canadian dollar compared to the U.S. dollar, for approximately $1.8 billion in the aerospace segment.

Evolution of backlog

(BILLIONS OF CDN$)


50
40
30
20
10
0
44.1
44.4
45.9
F02
F03
F04
Aerospace
Transportation – Manufacturing
Transportation – Services

* Trademark(s) of Bombardier Inc. or its subsidiaries.
** Acela is a trademark of Amtrak.

Segments

Bombarbier Aerospace
Bombardier Aerospace is a manufacturer of business, regional and amphibious aircraft and a provider of related services. It offers comprehensive families of regional jet and turboprop commercial aircraft and a wide range of business jets. It also provides the Bombardier* Flexjet* fractional ownership program, technical services, aircraft maintenance and pilot training. Bombardier Aerospace's main manufacturing facilities are principally located in Canada, the United States, and the United Kingdom.

Bombardier Transportation
Bombardier Transportation, the global leader in the rail equipment manufacturing and servicing industry, offers a full range of passenger railcars, as well as complete rail transportation systems. It also manufactures locomotives, freight cars, airport people movers, propulsion and controls and provides rail control solutions. Bombardier Transportation is also a provider of maintenance services. Bombardier Transportation's main manufacturing facilities are principally located in Germany, the United Kingdom and the United States.

Bombardier Capital
BC offers secured inventory financing and interim financing of commercial aircraft, primarily in North American markets, and manages the wind-down of various portfolios.

Management evaluates the performance of each segment based on EBT. Accordingly, segment information is presented on this basis.

Corporate interest costs are only allocated to the manufacturing segments, based on the segment's net assets. Most other corporate charges are allocated to all segments based on each segment's revenues.

The following analysis of operating results covers the activities of Bombardier Aerospace, Bombardier Transportation and BC.

Revenues
Fiscal year 2003


$21.2 billion
Aerospace 53%
Transportation 44%
BC 3%

Revenues
Fiscal year 2004


$21.3 billion
Aerospace 53%
Transportation 45%
BC 2%

EBT from continuing operations before special items


100
80
60
40
20
0
(20)
82%
27%
(9)%
60%
24%
16%
F03
F04
Aerospace
Transportation
BC

Bombardier Aerospace
Analysis of results

	2004	2003
Segmented revenues		
Manufacturing	**$ 8,571**	$ 8,531
Services [1]	**1,539**	1,517
Other [2]	**1,197**	1,246
	11,307	11,294
Cost of sales	**9,762**	9,974
Operating expenses [3]	**571**	610
Depreciation and amortization	**442**	424
Interest expense	**270**	319
	11,045	11,327
EBT before special items	**262**	(33)
Special items	**28**	(1,311)
EBT	**$ 290**	$ (1,344)

[1] Includes revenues from Defence Services, spare parts, the Bombardier Flexjet program's service activities, and product support activities.
[2] Includes mainly sales of pre-owned aircraft.
[3] Includes selling, general and administrative and research and development expenses.

Bombardier Aerospace's segmented revenues amounted to $11.3 billion for each of the years ended January 31, 2004 and 2003. Manufacturing revenues amounted to $8.6 billion for the year ended January 31, 2004, compared to $8.5 billion for the preceding fiscal year. The increase in deliveries of business and regional aircraft was partially offset by lower deliveries of wide-body aircraft interiors, and a lower effective exchange rate for the U.S. dollar compared to the Canadian dollar, which had a negative impact of approximately $485 million. Service revenues amounted to $1.5 billion for each of the years ended January 31, 2004 and 2003. Higher spare parts revenue was offset by the negative impact of a lower effective exchange rate for the U.S. dollar of approximately $135 million. Other revenues totalled $1.2 billion for each of the years ended January 31, 2004 and 2003. Pre-owned aircraft deliveries were higher in the current fiscal year compared to the previous fiscal year. This increase was offset by a lower effective exchange rate for the U.S. dollar, which had a negative impact of approximately $130 million.

Cost of sales amounted to $9.8 billion for the year ended January 31, 2004, compared to $10.0 billion for the year ended January 31, 2003. As a result, the segmented margin was $1.5 billion or 13.7% of revenues for fiscal year 2004, compared to $1.3 billion or 11.7% of revenues the previous year. This increase in the margin is mainly due to higher business and regional aircraft deliveries, partially offset by additional sales incentive costs.

Operating expenses amounted to $571 million for the year ended January 31, 2004, compared to $610 million for the preceding fiscal year. This decrease is mainly due to the impact of a lower effective exchange rate for the U.S. dollar, as well as cost reduction initiatives.

Depreciation and amortization amounted to $442 million (including $270 million for program tooling) for the year ended January 31, 2004, compared to $424 million (including $264 million for program tooling) for the year ended January 31, 2003.

Interest expense totalled $270 million for the year ended January 31, 2004, compared to $319 million for the year ended January 31, 2003. This decrease is mainly attributable to lower average net assets. Interest expense includes interest charges arising on certain sales incentive liabilities recorded at the present value of the estimated future payments upon initial recognition.

As a result, EBT before special items amounted to $262 million, or 2.3% of segmented revenues, for fiscal year 2004, compared to negative EBT before special items of $33 million for the previous fiscal year.

Revenues and EBT margin before special items
(BILLIONS OF CDN$)



16
12
8
4
0
5.9%
12.3
11.3
11.3
2.3%
(0.3)%
F02
F03
F04
Revenues
EBT %

Special items

The Corporation recorded the following special items:

	2004	2003
Gain on sale of Military Aviation Services (MAS)	**$(98)**	$ –
Gain on sale of the Belfast City Airport (BCA)	**(3)**	–
Severance and other involuntary termination costs	**73**	67
Revisions of program estimates	**–**	615
Write-downs of inventories and other related provisions	**–**	588
Claim settlements	**–**	41
	$(28)	$1,311

Fiscal year 2004

The Corporation recorded gains of $98 million ($72 million after tax) and $3 million (before and after tax) related to the sale of MAS and of the BCA.

Severance and other involuntary termination costs of $73 million ($48 million after tax) were recorded during fiscal year 2004, $17 million ($11 million after tax) of which was recorded during the fourth quarter. The charge relates mainly to the reduction of employment levels at facilities in Montréal, Toronto and Belfast, as well as the reduction in employment levels in Tucson and Wichita arising from the creation of integrated Bombardier* Learjet* and Challenger* Series business aircraft manufacturing centres at the Wichita and Dorval facilities. Expected benefits from the integration include reduced production cycle times and inventory levels. The full integration of the manufacturing centres is expected to be completed by the first quarter of fiscal year 2006.

Fiscal year 2003

Severance and other involuntary termination costs of $67 million ($52 million after tax) were recorded in the fourth quarter related mainly to the reduction in employment levels at all Bombardier Aerospace sites.

The revision of the assumptions used to estimate the average unit production cost for each program, to reflect the uncertainty in the turboprop market and the weakness of the business aircraft segment, including the reduction of accounting program quantities, resulted in a special charge amounting to $615 million ($434 million after tax) recorded during the fourth quarter.

Special charges of $588 million were recorded, $171 million ($129 million after tax) of which was mainly related to the write-down in the value of pre-owned aircraft inventories, and from lower-than-anticipated sub-lease revenues on pre-owned turboprop aircraft, was recorded in the second quarter. In addition, as a result of market price declines in the pre-owned business and turboprop aircraft market, an additional special charge of $385 million ($291 million after tax) was recorded in the fourth quarter of fiscal year 2003. A special charge of $32 million ($24 million after tax) related to the write-down of turboprop production inventory was also recorded in the fourth quarter.

Additionally, a special charge of $41 million ($30 million after tax) was recorded during the second quarter in connection with the final settlements of a lawsuit and a contractual dispute with a customer.

As a result, EBT amounted to $290 million for fiscal year 2004, compared to negative EBT of $1.3 billion for the previous fiscal year.

Program information

The carrying amount of excess over-average production costs (EOAPC) included in inventory, and tooling costs included in property, plant and equipment were as follows as at January 31:

			2004
PROGRAM FAMILY	EOAPC	PROGRAM TOOLING	TOTAL
Regional Aircraft			
Bombardier CRJ Series	**$ 317**	**$ 623**	**$ 940**
Bombardier* Q-Series*	**94**	**76**	**170**
Business Aircraft			
Bombardier Learjet Series	**365**	**262**	**627**
Bombardier Challenger 300	**72**	**587**	**659**
Bombardier Challenger 604	**–**	**28**	**28**
Bombardier* Global* Series	**538**	**621**	**1,159**
	$1,386	**$2,197**	**$3,583**

			2003
PROGRAM FAMILY	EOAPC	PROGRAM TOOLING	TOTAL
Regional Aircraft			
Bombardier CRJ Series	$ 334	$ 690	$1,024
Bombardier Q-Series	94	94	188
Business Aircraft			
Bombardier Learjet Series	379	320	699
Bombardier Challenger 300	–	501	501
Bombardier Challenger 604	–	32	32
Bombardier Global Series	483	679	1,162
	$1,290	$2,316	$3,606

Current estimated accounting program quantities and the remaining deliveries required to achieve the total accounting program quantity were as follows as at January 31, 2004:

PROGRAM FAMILY	PROGRAM QUANTITIES	REMAINING DELIVERIES[1]
Regional Aircraft		
Bombardier CRJ Series	**1,050**	**504**
Bombardier Q-Series	**225**	**63**
Business Aircraft		
Bombardier Learjet Series	**725**	**400**
Bombardier Challenger 300	**300**	**293**
Bombardier Challenger 604	**150**	**74**
Bombardier Global Series	**450**	**316**

[1] Remaining deliveries for regional aircraft include 273 firm orders for the Bombardier CRJ Series and 30 firm orders for the Bombardier Q-Series.

Analysis of program information

EOAPC increased by $96 million to $1.4 billion as at January 31, 2004, compared to $1.3 billion as at January 31, 2003. This increase is mainly due to learning curve costs incurred in programs in their early phases of production, essentially the Bombardier Challenger 300, the Bombardier Learjet 40, Bombardier* CRJ900*, and the Bombardier CRJ700. These increases were partially offset by reductions in mature programs, where the actual unit cost is less than the average cost recognized to income.

Total program tooling costs amounted to $2.2 billion as at January 31, 2004, compared to $2.3 billion as at January 31, 2003. Depreciation for programs under commercial production were partially offset by tooling costs incurred for programs under development or in their early phases of production (Bombardier Global 5000*, Bombardier Challenger 300 and Bombardier Learjet 40).

Deliveries and backlog

During fiscal year 2004, Bombardier Aerospace delivered 324 aircraft compared to 298 aircraft for fiscal year 2003. Aircraft delivered during fiscal year 2004 were as follows: 232 regional aircraft, 89 business jets and three amphibious aircraft compared to 220, 77 and one unit respectively for fiscal year 2003.

The order backlog amounted to $14.5 billion as at January 31, 2004, compared to $18.7 billion as at January 31, 2003 (including $1.4 billion and $1.7 billion, respectively, for Defence Services). The year-over-year reduction in the backlog reflects higher deliveries versus orders received, as well as a negative foreign exchange adjustment of approximately $1.8 billion, relating to a lower exchange rate for the U.S. dollar compared to the Canadian dollar.

Bombardier Aerospace expects total deliveries of aircraft for fiscal year 2005 to remain at a similar level as fiscal year 2004.

Aircraft deliveries
(NUMBER OF UNITS)


400
300
200
100
0
368
297
321
206
162
220
77
232
89
F02
F03
F04
Business aircraft
Regional aircraft
Total

Competition

Bombardier Aerospace's main competitors are Embraer-Empresa Brasileira de Aeronautica S.A. (Embraer) in the regional jet segment and the European consortium Avions de Transport Régional (ATR) in the turboprop segment. Main competitors in the business jet market are Gulfstream Aerospace Corporation, a subsidiary of General Dynamics; Dassault Aviation; Cessna Aircraft Company, a subsidiary of Textron Inc.; and Raytheon Aircraft, a subsidiary of the Raytheon Company. The Bombardier Flexjet program's major competitors include NetJets Inc., a subsidiary of Berkshire Hathaway; Flight Options LLC, an affiliate of Raytheon Company; and CitationShares, a joint venture of Cessna Aircraft Company and TAG Aviation.

Product development

During fiscal year 2004, Bombardier Aerospace invested approximately $216 million in new program development, compared to approximately $404 million in fiscal year 2003. Product development expenditures were lower during fiscal year 2004 due to development programs entering the final certification phase, in which spending is traditionally lower, as well as the maturity of the Bombardier CRJ Series and Q-Series product portfolio.

Business aircraft

Bombardier Aerospace's narrow-body business jet product family includes the following aircraft: Bombardier Learjet 40, Bombardier Learjet 45, Bombardier Learjet 45 XR and Bombardier Learjet 60. The wide-body business jet product family includes the following aircraft: Bombardier Challenger 300, Bombardier Challenger 604, Bombardier Global 5000, Bombardier* Global Express* and Bombardier Global Express XRS. The last Bombardier Learjet 31A aircraft was delivered in fiscal year 2004.

Deliveries

The deliveries detailed in the following table include aircraft sold to customers of the North American Bombardier Flexjet program, which enables individuals or companies to purchase a share in a Bombardier business jet.

	2004	2003
Bombardier Learjet 31A	**2**	4
Bombardier Learjet 40	**4**	–
Bombardier Learjet 45	**21**	20
Bombardier Learjet 60	**14**	14
Bombardier Challenger 300	**7**	–
Bombardier Challenger 604	**24**	23
Bombardier Global Express	**17**	16
	89	77

The increase in deliveries is mainly due to the Bombardier Challenger 300 aircraft and Bombardier Learjet 40 aircraft entering into service. Deliveries for the fourth quarter of fiscal year 2003 reflect 14 less deliveries for the Bombardier Learjet aircraft arising from the one-time negative impact of the decision to cease recognizing revenues on the sale of narrow-body aircraft upon green aircraft delivery.

Market share

Assessment of market share in the business jet industry is based on delivery data for the calendar year from the General Aviation Manufacturers Association (GAMA), and therefore does not correspond to the number of deliveries recorded during Bombardier Aerospace's fiscal year. For some competitors, GAMA only provides the information by product family. In these cases, Bombardier Aerospace estimated the deliveries by segment, using the United States Federal Aviation Administration (FAA) records, other databases, historical trends and competitive intelligence. During fiscal year 2004, GAMA revised its 2003 report to reflect Bombardier Aerospace's decision to cease recognizing revenue on the sale of narrow-body business aircraft at green delivery. For this reason, Bombardier Aerospace's market share percentages do not correspond to those published in last year's annual report.

In calendar year 2003, the worldwide business jet market decreased by 23%, from 674 units to 518 units. The market segment in which Bombardier Aerospace is active decreased by 22%, from 529 units in calendar 2002 to 411 units in calendar year 2003. Economic indicators for the U.S. economy show a slow but constant recovery since the September 11, 2001 events. According to Bureau of Economic Analysis data, published on February 27, 2004, the real gross domestic product (GDP adjusted for inflation) year-over-year change was 0.5%, 2.2% and an estimated 3.1% for calendar years 2001, 2002 and 2003, respectively. However, market studies show that there is a delay between a sustained economic growth and an impact on business jet deliveries. The decrease of total deliveries in the market for calendar year 2003 reflects the above economic conditions.

Bombardier Aerospace's unit market share in the business jet segments in which it competes, including deliveries to customers of the North American Bombardier Flexjet program, decreased to 17% in calendar year 2003, compared to 19% in the previous calendar year. Bombardier Aerospace's market share was impacted by the transition period between the end of production of the Bombardier Learjet 31A and the first deliveries of the Bombardier Learjet 40, a new product in the narrow-body segment, as well as the entry into service of competitors' new models.

In the light business jet segment, Bombardier Aerospace recently launched its Bombardier Learjet 40 aircraft. In the superlight business jet segment, Bombardier Learjet 45 aircraft deliveries accounted for 26% of a 65-unit market for the 2003 calendar year, compared to 25% of a 108-unit market in calendar year 2002. In the midsize business jet segment, Bombardier Learjet 60 aircraft deliveries represented 18% of a 66-unit market for the 2003 calendar year compared to 24% of a 72-unit market the previous calendar year. In the large business jet segment, the Bombardier Challenger 604 aircraft's market share was 41% of a 58-unit market for the 2003 calendar year, compared to 47% of a 66-unit market in calendar year 2002. In the ultra long-range business jet segment, the Bombardier Global Express obtained 30% of a 47-unit market for the 2003 calendar year, compared to 25% of a 60-unit market in calendar year 2002.

Product development

Bombardier Aerospace believes its significant new product development investments over the past years have resulted in the most comprehensive line of business aircraft in the industry and position it well for the future as these new products enter into service.

During fiscal year 2004, two new products were awarded certification. The Bombardier Learjet 40 aircraft, a derivative of the Bombardier Learjet 45 business jet, was awarded certification by the FAA on July 11, 2003 and by the European Joint Aviation Authorities (JAA) on January 9, 2004. Deliveries began in January 2004. The Bombardier Challenger 300 super-midsize business jet was awarded certification by the FAA on June 4, 2003, five days after earning similar approval from Transport Canada (TC). On July 31, 2003, this aircraft was also awarded certification by the JAA. Deliveries began in December 2003.

The Bombardier Global 5000 aircraft made its first flight on March 7, 2003 and, as of January 7, 2004, had completed over 100 flights. A second test aircraft joined the program on January 8, 2004. Deliveries are expected to begin in the fourth quarter of fiscal year 2005.

The Bombardier Challenger 300 and the Bombardier Global 5000 compete in the super-midsize and super-large business segments respectively, in which Bombardier had no previous offering.

In October 2003, the Bombardier Global Express XRS aircraft was officially launched at the National Business Aircraft Association's annual tradeshow. This aircraft which is the next generation of Bombardier Global Express aircraft, is expected to offer greater levels of cabin comfort and technology to both passengers and crew, while connecting more cities faster than any other business jet. Deliveries are expected to begin in the first half of fiscal year 2006.

Market and prospects

For the third consecutive year, the business jet market remained in a weakened state. However, important industry drivers, such as U.S. GDP growth and pre-owned business aircraft inventory levels, are showing positive trends. According to Blue Chip Economic Indicators, published February 10, 2004, U.S. GDP is expected to grow by 4.6% in 2004, up from 2003. The pre-owned aircraft market has been showing signs of recovery in 2003. Based on monthly extracts of the Jetnet database, the worldwide pre-owned business jet inventory has declined by 8% from a peak of 2,036 aircraft in June 2003, and stood at 1,872 aircraft at the end of December 2003. A reduction in the supply of pre-owned aircraft is critical, as a firming up of prices in the pre-owned aircraft market makes the choice of a new aircraft more attractive. As at January 31, 2004, 82% of the pre-owned business jet inventory was more than 10 years old.

In the market segments in which Bombardier Aerospace is active, it is expected that competition will remain intense between manufacturers as new products enter into service. Fiscal year 2005 will be the first full year of production for the Bombardier Challenger 300 and the Bombardier Learjet 40. With the introduction of its new models and improved integrated operations, Bombardier Aerospace believes that it will benefit from the favourable industry outlook and is well positioned for the future.

Bombardier Flexjet program

Through the Bombardier Flexjet program in North America, owners purchase shares of Bombardier Aerospace business aircraft with operations and support managed by Bombardier Aerospace, including flight crew, maintenance, hangar fees and insurance. The Bombardier* Skyjet* program offers on-demand charter services in North America. Through Flexjet's European and Asian programs, customers purchase hours of flight time instead of shares of aircraft. Bombardier's North American Flexjet program has partnered with Delta AirElite** Business Jets, a subsidiary of Delta Air Lines, to market and sell the Bombardier Flexjet prepaid hours program.

As at January 31, 2004, the number of customers owning shares under the North American Flexjet program decreased to 627 from 664 at the end of January 2003. The number of customers with an hourly flight time entitlement contract increased to 140 as at January 31, 2004 from 84 as at January 31, 2003. The Bombardier Flexjet program included 100 aircraft in service in North America as at January 31, 2004, compared to 110 the previous fiscal year.

Bombardier's North American Flexjet program sold shares for the equivalent of 9.5 aircraft, including 5.5 new and four pre-owned aircraft in fiscal year 2004, compared to 12 aircraft, including 5.25 new and 6.75 pre-owned in the previous fiscal year.

Market and prospects

The North American fractional ownership market experienced a significantly larger decline in aircraft delivered in calendar year 2003 compared to the decline in calendar year 2002, mainly attributable to the general economic slowdown in the U.S., as well as an increase in services other than fractional ownership jet services, such as on-demand charter services and short-term prepaid lease programs.

Regional aircraft

The Bombardier Aerospace line of regional aircraft includes the 40-, 44- and 50-passenger Bombardier* CRJ100/200*, the 70-passenger Bombardier CRJ700, the 86-passenger Bombardier CRJ900 regional jets and the Bombardier Q-Series family of turboprops, consisting of the 37-passenger Bombardier* Q100/200*, the 50-passenger Bombardier* Q300* and the 68- to 78-passenger Bombardier* Q400*.

Regional aircraft deliveries were as follows for the years ended January 31:

	2004	2003
Bombardier CRJ200	**152**	140
Bombardier CRJ700	**50**	50
Bombardier CRJ900	**12**	1
Bombardier Q100/200	**–**	1
Bombardier Q300	**9**	9
Bombardier Q400	**9**	19
	232	220

The 5% increase in deliveries results mainly from the increase in deliveries of Bombardier CRJ200 aircraft and Bombardier CRJ900 aircraft, partially offset by lower deliveries of Bombardier Q400 turboprops. While deliveries in the overall turboprop market were down, the orders for the Bombardier Q-Series family of turboprops were up significantly. This year's deliveries included the 100th Bombardier CRJ700 aircraft to Lufthansa and the 1,000th Bombardier CRJ, a CRJ700 aircraft to Delta Air Lines carrier Comair.

Regional aircraft orders were as follows:

	2004				2003
	ORDERS	**SWAPS**	**CANCELLATIONS**	**NET ORDERS**	NET ORDERS
Bombardier CRJ200	**71**	**–**	**(17)**	**54**	49
Bombardier CRJ700	**62**	**(2)**	**(21)**	**39**	(7)
Bombardier CRJ900	**14**	**–**	**–**	**14**	(5)
Bombardier Q100/200	**1**	**–**	**–**	**1**	–
Bombardier Q300	**7**	**–**	**–**	**7**	(3)
Bombardier Q400	**23**	**2**	**–**	**25**	4
	178	**–**	**(38)**	**140**	38

Bombardier Aerospace received the following major orders during fiscal year 2004:

- from US Airways for 60 Bombardier CRJ200 and 25 Bombardier CRJ700 aircraft, for a total value of approximately $3.2 billion. The 85 firm orders include the transfer of 36 Bombardier CRJ firm orders held by GE Capital Aviation Services, for a net backlog increase of 49 aircraft. Deliveries began in the fourth quarter of fiscal year 2004;
- from SkyWest Airlines for 30 Bombardier CRJ700 aircraft, for a total value of approximately $1.2 billion, and 10 Bombardier CRJ200 aircraft, for a total value of approximately $310 million. Deliveries of the Bombardier CRJ700 aircraft began in January 2004 and will continue through 2005. Deliveries of the Bombardier CRJ200 aircraft are expected to begin in the second quarter of fiscal year 2005;
- from Mesa Air Group, Inc. for 14 Bombardier CRJ900 aircraft and six Bombardier CRJ700 aircraft, for a total value of approximately $837 million. Deliveries are expected to begin in the first quarter of fiscal year 2006 and the third quarter of fiscal year 2005, respectively; and
- from FlyBE., a U.K. carrier, for 17 Bombardier Q400 turboprops, for a total value of approximately $545 million. Deliveries began in the second quarter of fiscal year 2004.

As at January 31, 2004, Bombardier Aerospace's order backlog, options and conditional orders for regional aircraft consisted of the following:

	AIRCRAFT ON FIRM ORDER	OPTIONS AND CONDITIONAL ORDERS	TOTAL
Bombardier CRJ200	**151**	**777**	**928**
Bombardier CRJ700	**96**	**387**	**483**
Bombardier CRJ900	**26**	**48**	**74**
Bombardier Q100/200	**1**	**1**	**2**
Bombardier Q300	**6**	**27**	**33**
Bombardier Q400	**23**	**65**	**88**
	303	**1,305**	**1,608**

Market share

In accordance with the method used throughout the industry, the market share for Bombardier Aerospace's regional aircraft is calculated on the basis of gross order intake and aircraft deliveries during the calendar year, which does not correspond with Bombardier Aerospace's fiscal year order intake and deliveries.

During calendar year 2003, the combined order intake for Bombardier CRJ and Bombardier Q-Series aircraft earned a 56% market share of the 20- to 90-seat regional aircraft segment, the market segment in which Bombardier Aerospace is active, accounting for 163 of the 291 units ordered, compared to 50% or 56 of 111 units ordered in calendar year 2002. Based on aircraft deliveries, Bombardier's overall market share in this segment was 70% with 242 of 345 units delivered, compared to a 59% or 213 of 361 units delivered in calendar year 2002.

In calendar year 2003, order intake for the Bombardier CRJ Series in the 20- to 90-seat regional jet segment was 132 of the 250 units ordered or a 53% market share. This compares to a 54% market share, or 46 of the 85 units ordered in calendar year 2002.

Based on aircraft deliveries, the Bombardier CRJ Series had a 70% market share, or 223 of the 317 units delivered in 2003, compared to a 59% market share, representing 184 units of 313 delivered in calendar year 2002. Increased deliveries of Bombardier CRJ200 aircraft and the delay of competitors' new products reaching the marketplace had a favourable impact on Bombardier Aerospace's market share.

In the turboprop segment, 41 units were ordered in the 20- to 90-seat market during calendar year 2003, compared to 26 units in calendar year 2002. The Bombardier Q-Series turboprop market share was 76% of the turboprop segment, with 31 firm orders during calendar year 2003, compared to a 38% market share last year, with 10 firm orders. The increase in gross order market share was driven by an increase in orders for the Bombardier Q400 aircraft. The Bombardier Q400 aircraft targets low-fare carriers because of its low operating costs, a critical variable for these airlines. Based on aircraft deliveries, the Bombardier Q-Series turboprop market share was 68% with 19 of 28 units delivered in 2003, compared to a 60% share in calendar year 2002, or 29 of 48 units delivered.

Product development

In recent years, Bombardier Aerospace has made significant investments in the development of two product families that both offer benefits of commonality across the platform and superior economic operating efficiency.

In March 2003, the 50-passenger Bombardier CRJ200 regional jet obtained certification from Transport Canada for operation at airports up to 13,000 feet (3,962 m) above sea level. Standard certification caps airport operations at 10,000 feet (3,048 m) above sea level. High-altitude certification for the Bombardier CRJ200 aircraft followed a successful flight test program conducted at the airport in La Paz, Bolivia.

During fiscal year 2005, Bombardier Aerospace will study the viability of developing a new generation of commercial aircraft platform. On February 26, 2004, Bombardier Aerospace appointed a president of the New Commercial Aircraft Program, who will be responsible for forming and leading a multidisciplinary team for this project.

Market and prospects

Bombardier Aerospace expects demand for the larger Bombardier CRJ700, CRJ900 and Q400 aircraft to increase as the trend towards larger regional aircraft continues. Improved seat-mile cost is a necessary response to the continuing difficult environment in the airline industry.

The availability of aircraft financing is a major challenge faced by the aerospace industry, as the financial position of major airlines in North America remains weak. However, some of the major airlines have already emerged or are expected to emerge from bankruptcy protection in the first half of fiscal year 2005. Regional jets play an important role in the restructuring plans of these airlines. In addition, regional airlines recorded another solid year of growth compared to the major airlines. According to *Airline Monitor*, U.S. regional airlines posted a strong year-over-year percentage increase of 28% in revenue passenger miles (RPMs) in calendar year 2003, a measure of paying passenger traffic. For the same period, the year-over-year percentage RPMs for the major airlines decreased by 2.4%. U.S. regional airlines also posted a strong year-over-year increase of 22% in available seat miles (ASMs), a measure of available passenger capacity, compared to a 4.8% decrease for major airlines during the same period.

Bombardier Aerospace currently has a portfolio of two mature families of regional aircraft in service with a number of the world's top airlines. Over the past two years, the Bombardier CRJ200 aircraft has dominated the 50-seat regional jet market. Competition for the 70-seat regional jet market segment will continue to be fierce between Embraer and Bombardier Aerospace. Although Embraer's 170 family of aircraft competes with the Bombardier CRJ700 and the CRJ900 aircraft, Bombardier Aerospace believes that its aircraft have significant competitive advantages, with an earlier entry into service, and family commonality benefits across the 40- to 86-seat CRJ Series family. Also, the Bombardier CRJ700 aircraft has already been selected by seven out of the top 10 largest airlines in the world, as well as several low-fare carriers.

Bombardier Aerospace continues to be well positioned with its family of Q-Series new-generation quiet turboprop aircraft. The Bombardier Q-Series has unique performance capabilities, particularly from short and difficult runways. Bombardier Aerospace is confident that there is ongoing demand for new turboprops due to their low operating costs in short-haul markets.

Amphibious aircraft

Bombardier Aerospace markets the Bombardier* 415* turboprop amphibious aircraft, a purpose-built firefighting aircraft. The aircraft can also be adapted to a variety of specialized missions, such as search and rescue, environmental protection, coastal patrol and transport. Certification for the multipurpose Bombardier 415MP was obtained in March 2004.

Bombardier Aerospace delivered three Bombardier 415 aircraft in fiscal year 2004, compared to one in fiscal year 2003. The firefighting aircraft market depends mainly on governmental procurement cycles. In September 2001, production of the Bombardier 415 aircraft was suspended until such time as the orderbook warrants its resumption. As at January 31, 2004, there was no backlog for this aircraft.

Aviation support and services

Bombardier Aerospace provides a broad range of services to customers, including training for pilots and maintenance technicians, aircraft maintenance and sales of spare parts.

Customer training

Bombardier Aerospace offers, through joint ventures, a complete range of pilot and maintenance training programs for the Bombardier CRJ Series aircraft in Montréal, Canada; in Qingdao, China; and in Berlin, Germany.

Bombardier Aerospace is the only business jet manufacturer to directly provide customized pilot and maintenance training, as well as ancillary training. The training centres are located in Montréal, Canada and at the Dallas/Fort Worth International Airport in Dallas, United States. On December 9, 2003, the FAA and TC approved technical and pilot training courses for the new super-midsize Bombardier Challenger 300 business jet.

In addition, Bombardier Aerospace provides maintenance and support services for military pilot training. The NATO Flying Training in Canada (NFTC) program is in full operation with Canada, Denmark, the U.K., the Republic of Singapore, Italy, and Hungary as participating nations.

Aircraft maintenance and spare parts services

Bombardier Aerospace offers maintenance services to its business aircraft customers at its six centres located in Fort Lauderdale, Florida; Indianapolis, Indiana; Hartford, Connecticut; Wichita, Kansas; Tucson, Arizona; and Dallas, Texas in the United States; as well as a service centre located in Berlin, Germany, which is a joint venture with Lufthansa.

Bombardier Aerospace offers maintenance and modification services in Bridgeport, West Virginia in the United States to Bombardier CRJ Series operators.

Bombardier Aerospace is also associated with 28 authorized service centres worldwide, with 26 centres for business aircraft and two for regional aircraft, which provide complete services to operators. Bombardier Aerospace expects to open an additional maintenance centre for regional aircraft in Tucson, Arizona in the first quarter of fiscal year 2005.

On January 14, 2004, Bombardier Aerospace announced the consolidation and integration of its regional aircraft and business aircraft spare parts organizations into the new Bombardier Aerospace Parts Logistics organization. Expected benefits include increased customer satisfaction due to a shorter response time and increased operational efficiencies that will allow for reduced spare parts inventory levels. Spare parts operations will move to a single SAP**-based operating system and will establish new distribution warehouses in Chicago, Illinois, and Frankfurt, Germany. These centrally-located warehouses will be run by the world-renowned logistics provider, Caterpillar Logistics Services.

Other activities

Other activities carried out by Bombardier Aerospace include component manufacturing for third parties at facilities in Montréal, Canada and in Belfast, Northern Ireland, where most of the design, development and manufacture of major airframe structures is undertaken.

Labour relations and workforce

The total number of employees at the end of fiscal year 2004 was approximately 26,300, approximately 57% of whom are covered by collective labour agreements. In fiscal year 2004, Bombardier Aerospace negotiated a three-and-a-half-year collective agreement with the International Association of Machinists and Aerospace Workers in Wichita, Kansas, and a three-year collective agreement with the Canadian Auto Workers in Toronto, Canada. These unions cover 1,200 and 1,800 employees respectively, and represent approximately 20% of the employees covered by collective labour agreements. Since April 2003, Bombardier Aerospace has been in negotiation with its Belfast unions for an early labour contract renewal. In late January 2004, labour agreements for the Amicus; the Amalgamated Transport and General Workers Union; the General Machinists & Boilermakers; and the Union of Construction, Allied Trades and Technicians in Belfast, Northern Ireland, covering 4,835 employees, expired. Discussions with these unions are ongoing. No other collective agreements are up for renewal before the fourth quarter of fiscal year 2006.

* Trademark(s) of Bombardier Inc. or its subsidiaries.
** Delta AirElite is a trademark of Delta Corporate Identity, Inc.
** SAP is a trademark of SAP AG.

Bombardier Transportation

Restructuring initiative

On March 16, 2004, the Board of Directors approved a proposed restructuring initiative to reduce the cost structure in the Corporation's transportation segment. This restructuring initiative was launched as a result of significant plant manufacturing overcapacity.

As a result of an in-depth assessment of global industrial locations, which covered workload, operating efficiency, technical capability, prospects for future contracts and detailed economic evaluations, Bombardier proposes to reduce its global workforce by approximately 6,600 positions, 1,500 of which are contractual employees. In addition, seven production sites in five European countries have been identified for closure over the next two years and the initial phase of a site improvement program will be launched at five other European locations to increase operational efficiency by reducing inventory levels. Bombardier Transportation will also pursue a procurement integration initiative to increase synergies, reduce costs and better coordinate materials procurement.

Bombardier Transportation's restructuring initiative will result in restructuring charges and net cash outflows expected to be as follows for the fiscal years ended January 31:

	2004	2005	2006	TOTAL
Severance and other involuntary termination costs	**$212**	$105	$ 35	$352
Property, plant and equipment write-downs	**211**	–	–	211
Other [1]	**34**	110	70	214
Accounting charge	**$457**	$215	$105	$777
Net cash outflows	**$ –**	$240	$326	$566

[1] Includes lease termination costs and environmental costs, as well as other costs.

Analysis of results

	2004	2003
Segmented revenues		
Manufacturing	**$8,718**	$8,629
Services [1]	**868**	793
	9,586	9,422
Cost of sales	**8,443**	8,127
Operating expenses [2]	**855**	886
Depreciation and amortization	**218**	202
Interest income	**(34)**	(103)
	9,482	9,112
EBT before special items	**104**	310
Special items	**(457)**	–
EBT	**$ (353)**	$ 310

[1] Includes all maintenance, operations and service contracts, excluding those for heavy overhaul.
[2] Includes selling, general and administrative and research and development expenses.

Segmented revenues by geographic region

	2004		2003	
Europe	**$7,524**	**79%**	$6,724	71%
North America	**1,475**	**15%**	2,252	24%
Asia-Pacific	**518**	**5%**	372	4%
Other	**69**	**1%**	74	1%
	$9,586		$9,422	

Bombardier Transportation's segmented revenues amounted to $9.6 billion for the year ended January 31, 2004, compared to $9.4 billion for the year ended January 31, 2003. Manufacturing revenues amounted to $8.7 billion for the year ended January 31, 2004, compared to $8.6 billion for the preceding fiscal year. The increase was mainly due to a higher level of activity in Europe, partially offset by a lower level of activity in North America as a result of the timing of the completion and the start-up of contracts. Service revenues amounted to $868 million for the year ended January 31, 2004, compared to $793 million for the preceding fiscal year.

Cost of sales amounted to $8.4 billion for the year ended January 31, 2004, compared to $8.1 billion for the year ended January 31, 2003. As a result, the segmented margin was $1.1 billion or 11.9% for fiscal year 2004, compared to $1.3 billion or 13.7% for the previous fiscal year. The margin for fiscal year 2004 was negatively impacted by charges recorded in the fourth quarter, which are discussed below. The fiscal year 2003 margin was also negatively impacted due to revisions of estimates to complete certain contracts recorded during the fourth quarter.

On March 16, 2004, the Corporation reached an agreement with Amtrak to settle all outstanding claims in connection with the Acela high-speed trainset and locomotive contracts (see also note 24 to the Consolidated Financial Statements). As a result of this agreement, the Corporation recorded a pre-tax charge of $139 million during the fourth quarter of fiscal year 2004. This charge relates mainly to the excess of the value of receivables and an investment over the amount of the settlement. The investment was in a joint venture set up in connection with the Acela contracts. The charge also reflects an amount to provide for the extension of the periods covered by warranties, and for the remaining obligations under the contracts.

Additional adjustments in the fourth quarter of fiscal year 2004 related to revisions in estimates for the completion of certain contracts also negatively impacted margins. These revisions in estimates relate to a limited number of contracts, and mainly arise from additional costs from unforeseen technical issues, primarily on new product development, anticipated liquidated damages and manufacturing inefficiencies.

Operating expenses amounted to $855 million, or 9% of segmented revenues for the year ended January 31, 2004, compared to $886 million, or 9% of segmented revenues last fiscal year. The decrease in operating expenses is mainly due to lower research and development expenses.

Depreciation and amortization increased to $218 million for the year ended January 31, 2004, compared to $202 million for the year ended January 31, 2003.

Net interest income was $34 million for the year ended January 31, 2004, compared to $103 million the previous fiscal year. This decrease is mainly due to an increase in average net assets mainly as a result of lower customer advances.

As a result, EBT before special items amounted to $104 million, or 1.1% of segmented revenues for the year ended January 31, 2004, compared to EBT before special items of $310 million, or 3.3% of segmented revenues for the previous fiscal year.

Revenues and EBT margin before special items
(BILLIONS OF CDN$)



10
8
6
4
2
0
7.0
9.4
9.6
3.3%
3.3%
1.1%
F02
F03
F04
Revenues
EBT %

In the fourth quarter of fiscal year 2004, special charges of $457 million ($434 million after tax) were recorded with respect to the previously discussed restructuring initiative.

As a result, EBT amounted to negative $353 million, compared to $310 million for the preceding fiscal year.

Backlog

Bombardier Transportation's order backlog was as follows as at January 31:

(BILLIONS OF CANADIAN DOLLARS)	2004	2003
Manufacturing operations	**$ 24.9**	$ 20.2
Service businesses	**6.5**	5.5
	$ 31.4	$ 25.7

Order intake during the year ended January 31, 2004 totalled $15.7 billion. The increase in the value of the backlog as at January 31, 2004 compared to January 31, 2003 reflects an excess of order intake over revenues of $6.1 billion and a negative foreign exchange adjustment of approximately $400 million.

Bombardier Transportation recognizes revenues using the percentage-of-completion method. This method of accounting recognizes revenue proportionately with the degree of completion of goods or services under a contract. Backlog expressed in percentage of completion of contracts was as follows:

(BILLIONS OF CANADIAN DOLLARS)		MANUFACTURING
	2004	2003
0 to 25%	**$14.8**	$11.1
26% to 50%	**3.3**	3.6
51% to 75%	**5.5**	1.9
76% to 100%	**1.3**	3.6
	$24.9	$20.2

(BILLIONS OF CANADIAN DOLLARS)		SERVICES
	2004	2003
0 to 25%	**$ 4.5**	$ 3.3
26% to 50%	**1.6**	2.1
51% to 75%	**0.4**	0.1
76% to 100%	**–**	–
	$ 6.5	$ 5.5

The increase in the 0 to 25% category of the manufacturing and services backlog is mainly due to the order for the modernization of the London Underground.

Market and prospects

The worldwide rail equipment and services market is comprised of rolling stock, total transit systems, services and rail control solutions. The value of the orders awarded in the worldwide market accessible to competition in the supply industry was €38.4 billion ($60.7 billion) in calendar year 2003. Bombardier Transportation has a 26% share of this market. Bombardier Transportation has expanded its definition of the market to include rail-related telecommunications in the rail equipment and services market, consistent with industry practice. The growth of the accessible market is dependent upon demand for rolling stock, the outsourcing of services, the availability of financing, government spending, the financial condition of operators and the pace of the liberalization of public transit systems. Europe remained the largest market with a 61% share of the worldwide accessible market, while North America represented approximately 20% and Asia-Pacific 12%. The worldwide accessible market is expected to grow by 3% to 5% annually over the next five years.

The year-end backlog provides for a stable inflow of revenues over the coming years. Management anticipates that with the expected growth of the rail equipment and services market, Bombardier Transportation will maintain its leadership position in market share. However, Bombardier Transportation operates in an industry characterized by relatively low margins, compensated by low investment in net assets. The design and manufacture of complex equipment under time and budget constraints, and its introduction into service in often difficult circumstances can constitute significant execution and pricing risks. Bombardier Transportation operates in a contract-based business with major fluctuations in the size, timing and location of orders. Therefore, this has an impact on the utilization of specific facilities and resources.

Considerable efforts and resources have been and are being devoted to the development of a common process to improve controls over bidding processes. As part of this process, the early identification and management of risks have been enhanced. In addition, the strengthening of project management and further training and empowerment of personnel are expected to lead to greater stability of results and improved margins.

Bombardier Transportation has two main competitors in the field of rail transport, Alstom SA and Siemens AG, both of which also offer a full range of products. There are also some smaller and niche players, mainly in Europe and, to a limited extent, in the United States. Japanese suppliers are also competitors for projects in Asia and in the United States.

Product development

In fiscal year 2004, Bombardier Transportation continued to concentrate its product development efforts on improving its products and developing technologies expected to meet future customer requirements for lower operating costs and improved asset utilization.

Product families with inherent benefits such as commonality, modularization and high reliability are becoming increasingly attractive to operators worldwide. Bombardier Transportation has successfully developed a number of large series product families, including its Bombardier* TRAXX* locomotives, Bombardier* FLEXITY* light rail vehicles, Bombardier* MOVIA* metro vehicles, double-deck passenger coaches and electrical and diesel multiple units (EMU/DMU) used in trains, such as the AGC high-capacity train, Bombardier* Talent*, Bombardier* Electrostar* and Bombardier* Turbostar* trains. In May 2003, at the International Association of Public Transport World Congress, Bombardier presented its innovative Bombardier* FICAS* car-body technology, which provides train operators with more revenue-generating interior space within the constraints set by the infrastructure.

Bombardier Transportation has implemented the first commercial application of Level 2 European Rail Traffic Management System (ERTMS) in operation, in Switzerland.

The Bombardier* JetTrain* locomotive was presented across many North American cities and attracted attention from operators and governmental agencies.

In addition, field trials of an energy-saving rolling stock prototype have begun. This newly-developed equipment allows for the storage of energy recaptured in braking mode, as well as operation on power-free sections of the network. These features, which reduce operating and infrastructure costs, have already attracted the attention of several operators.

Major orders

Bombardier Transportation received the following major orders during the fiscal year ending January 31, 2004:

CLIENT	PRODUCT	NUMBER OF CARS[1]	TOTAL VALUE[2]	MANUFACTURING	SERVICES
Metronet for the London Underground (U.K.)	Supply of rolling stock, signalling, maintenance, refurbishing and project management	1,738	**$7,930**	$6,430	$1,500
Kung Sing Engineering Corporation (Taiwan)	Electrical and mechanical works for a 15-km rapid transit system including vehicles	202	**729**	729	–
Deutsche Bahn AG (Germany)	Double-deck passenger cars	233	**495**	495	–
Transit Systems Development LLC (U.S.)	Extension of Las Vegas Resort Corridor Monorail system	20	**292**	178	114
Austrian Federal Railways (Austria)	Electrical multiple units	240	**248**	248	–
Deutsche Bahn AG (Germany)	60 four-car BR 423 regional trains	240	**227**	227	–
Local Transport Authority of Lower Saxony (Germany)	Locomotives and double-deck passenger cars	48	**212**	123	89
Luxembourg Railways (Luxembourg)	Double-deck passenger cars	85	**195**	195	–
Verkehrsbetriebe Zürich (Switzerland)	Bombardier* Cobra* trams	68	**194**	194	–
Brussels Transport Authority (Belgium)	Bombardier FLEXITY Outlook trams	46	**191**	162	29
Connex Verkehr GmbH (Germany)	Regional trains, Bombardier TRAXX electric locomotives	94	**185**	185	–
Italian Railways (Italy)	Bombardier TRAXX electric locomotives	48	**170**	170	–
Southern California Regional Rail Authority (U.S.)	Maintenance for the Metrolink** commuter rail fleet	–	**130**	–	130
Skånetrafiken (Sweden)	Electric multiple units	33	**121**	121	–
Société Nationale des Chemins de fer Français (France)	Bi-level TGV** Duplex cars	66	**120**	120	–
Rhine-Main Transport Group (Germany)	Diesel multiple units	44	**113**	113	–
Swiss Federal Railways (Switzerland)	Multi-system locomotives	18	**103**	103	–

(1) Includes locomotives.
(2) Orders for the activities of Total Transit Systems are apportioned between manufacturing and services based on the underlying product. The system integration component of the order is included in manufacturing.

As part of the Metronet consortia, Bombardier Transportation was awarded contracts for the modernization of the London Underground BCV (Bakerloo, Victoria, Central and Waterloo and City Lines) and SSL (Subsurface Lines). The turnkey contracts include project management and the supply of 1,738 metro cars and new signalling systems for the Victoria Line and Subsurface Lines, along with the maintenance of the rolling stock. In the early stages of the project, Bombardier Transportation will begin resignalling work, refurbish the existing District Line rolling stock and build two pre-production trains for the Victoria Line. The total value of the contracts is $7.9 billion over 15 years. The new subway car fleets will be built between 2008 and 2015.

A. Rolling stock

Rolling stock includes commuter and regional trains, intercity and high-speed trains, metro/rapid transit, light rail vehicles, locomotives, freight cars and propulsion and controls for the vehicles.

Orders

During fiscal year 2004, Bombardier Transportation received orders for a total of $7.3 billion in rolling stock, compared to $7.9 billion the previous fiscal year.

Market and prospects

Bombardier Transportation determines its annual market share as an average based on the total value of orders in the industry during the past three years.

In the highly-competitive European market, Bombardier Transportation has improved its leading position with a 42% market share for calendar year 2003, compared to 38% last year, mainly due to the Metronet orders. In North America, Bombardier Transportation slightly increased its market share for passenger rolling stock to 44% for calendar year 2003, compared to 42% last year. In the Asia-Pacific market, Bombardier Transportation maintained its position with a market share of more than 20%. The key industry drivers in the rolling stock market are vehicle replacement, infrastructure investment, the public policy environment, liberalization and regionalization in Europe, and new entrants, such as private operators. Bombardier Transportation expects that the major operators in Europe and North America will continue with fleet replacement programs in fiscal year 2005.

The orders for passenger rolling stock awarded in calendar year 2003 in the worldwide rail industry were valued at €10.2 billion ($16.1 billion), down from €13.6 billion ($20.0 billion) the previous calendar year. This decrease is mainly related to a reduction in orders in the North American market, from $3.0 billion US ($4.7 billion) in calendar year 2002 to $0.6 billion US ($0.8 billion) in calendar year 2003. The decrease in North America is mainly related to project delays and the shift in funding priorities in the United States.

Representing over 80% of total orders, Europe remained the most important passenger rolling stock market, with total orders increasing from €7.3 billion ($10.8 billion) to €8.5 billion ($13.4 billion). The liberalized U.K. rail market contributed significantly to this growth. Asia-Pacific maintained a relatively stable market share of approximately 10% of the total orders. Orders in North America accounted for 5% of total orders in calendar year 2003, down from 28% the previous year.

With a legislative agenda aimed at liberalizing the European rail industry, the European Union's goals are to open access to freight and passenger traffic for operators and to separate rail infrastructure and rail operations ownership and management, supporting market growth. This process is already underway in several European countries. During the year, cross-border freight lines have been opened to international freight companies. The passing of the second rail legislative package by the European Commission is a further step in liberalizing European rail by harmonizing safety rules, interoperability for cross-border traffic and setting up a European Railways Agency. Due to public budget constraints, several large projects have been postponed in Western Europe and, furthermore, state-owned operators concentrated on replacement of their fleets rather than on growth.

While the North American passenger rail market reached a low level in 2003, it is expected to recover to normal levels in the next year. Demand for rapid transit vehicles will drive the market in North America, as transit agencies embark on major rehabilitation and replacement programs for their aging fleets.

Asia is a promising market for rail equipment and services. A growing population, prosperity and urbanization are expected to result in investments in transportation infrastructures to improve quality of life and make Asian cities accessible. Asian intercity rail programs, such as those in China and India, will further contribute to market growth.

Bombardier Transportation expects the worldwide rolling stock market to grow by 2% to 4% annually over the next five years.

Electrical propulsion, train control and management systems are core capabilities for Bombardier Transportation. As the market leader in this area, Bombardier Transportation is able to offer its customers competitive solutions that benefit from economies of scale and proven reliable products.

Growth in electrical propulsion, train control and management follows the trend in the new-build rolling stock markets. Bombardier Transportation will also further explore already identified growth markets such as China, Russia and India.

B. Total Transit Systems

Bombardier Transportation develops, designs, markets, supplies and operates complete transportation systems from high-capacity urban transit systems to automated people movers. Bombardier Transportation also provides operations and maintenance services for fully-automated driverless systems.

Orders

Total orders attributable to Total Transit Systems include only the system integration portion component of the total contract value.

In June 2003, Bombardier Transportation received an order from the Kung Sing Engineering Corporation for the supply of the electrical and mechanical (E&M) portion of the new Neihu Line in the City of Taipei, Taiwan. As the prime subcontractor, Bombardier Transportation is designing and supplying all of the E&M systems and will also be responsible for retrofitting the automatic train control system on a total of 202 vehicles. The award of the Neihu Line design-build contract is valued at $1.3 billion. Bombardier Transportation's share of the project is $729 million.

As part of a consortium, along with Granite Construction Company, Bombardier Transportation was awarded a design-build-equip contract by Transit Systems Development LLC for a 3.6-km extension to the Las Vegas Resort Corridor Monorail system, currently being built by the same consortium. Bombardier Transportation will operate the full system for the initial five-year period with two renewable five-year options. Bombardier Transportation's share of the contract is $292 million and includes a five-year operations and maintenance contract valued at $114 million.

As previously discussed, Bombardier Transportation also received the Metronet orders for the London Underground through Total Transit Systems.

Market and prospects

Bombardier Transportation determines its market share in this segment of the industry based on the total value of orders over the past five years, consistent with industry practice. Bombardier Transportation's average market share for this period, including the value for system integration for the London Underground projects, is 30% compared to 20% last year.

Urbanization, growing economic wealth and population, as well as the commitment of countries worldwide to improve rail transportation systems, are all expected to drive future growth. The continued pressure on public funding and government budgets is expected to increase interest in the private rail market, and the trend toward driverless operation of transit systems is expected to continue. Bombardier Transportation remains the world leader in both these market segments and is well positioned to benefit from these trends.

Customer demand for transit solutions providing a low overall price, fast project implementation, reduced risk for the public sector and a high-performance guarantee is expected to result in an increase in the total transit systems market. The annual average of the total transit systems market was $4.1 billion US ($5.7 billion) over the last five years, and is expected to grow by 5% to 7% over the next five years. Much of the growth is expected to come from Asia.

C. Services

Bombardier Transportation provides a full range of maintenance services. These services include total train maintenance, technical support, spares and logistics management, car re-engineering/heavy overhaul and component re-engineering/overhaul.

Orders

Bombardier Transportation received orders for a total of $2.9 billion in both fiscal years 2004 and 2003.

Market and prospects

Market share is calculated based on total annual revenues compared to the total accessible market. The accessible services market is valued at approximately €16.0 billion ($25.3 billion), including fleet maintenance carried out by private companies and new materials required by all operators. Due to market liberalization, the accessible market is expected to grow at an annual rate of 4% to 6% over the next five years. Bombardier Transportation is among the leading suppliers with a 7% market share, compared to 6% last fiscal year. The growth prospects in the services business are promising due to the fact that operators are focusing on their core business and exploring the opportunity of outsourcing maintenance.

There is an emerging trend towards outsourcing maintenance to large single service providers rather than to many smaller service providers as part of international cross-border operation and increased deregulation. Bombardier Transportation has redefined its market focus to meet this new trend. Bombardier Transportation's installed fleet base provides significant opportunities for services.

D. Rail Control Solutions

Bombardier Transportation's Rail Control Solutions portfolio covers the whole range of mass transit solutions from manual to fully automatic systems, as well as communication-based systems, and mainline solutions from conventional systems to Level 2 ERTMS.

Orders

During the year ended January 31, 2004, Bombardier Transportation received two significant orders. An order valued at €35 million ($55 million) for computer-based interlockings and automatic train protection was received from Normetro for the Metro do Porto in Portugal. Another order valued at €26 million ($41 million) for traffic management systems, interlockings, and an automatic block was received from Italferr for the Pozzuolo-Treviglio Line in Italy.

Market and prospects

Bombardier Transportation has expanded its definition of the rail control solutions market to include rail-related telecommunication, consistent with industry practice. The worldwide accessible market for rail control solutions and telecommunications amounts to €5.6 billion ($8.8 billion). The market is expected to grow at 3% to 5% annually over the next five years. Bombardier Transportation's market share based on total orders received based on the broader market definition currently stands at 6%, unchanged from the previous year.

With its newly-branded solution Bombardier* Interflo* and Cityflo* and its expertise as the supplier of the first and only existing Level 2 ERTMS in commercial operation, Bombardier Transportation is well positioned to expand its market share in Europe and to penetrate the growing Asian market. ERTMS will open new markets as it will replace large installed country-specific signalling systems and constitutes a prerequisite for European cross-border rail services.

Labour relations and workforce

The total number of employees at the end of fiscal year 2004 was approximately 35,600, including 3,000 contractual employees. In Europe, Bombardier Transportation has approximately 27,800 positions, 93% of which are covered by collective labour agreements. During fiscal year 2004, throughout Europe, 16 union agreements were negotiated for clerical and production employees, which cover 19,000 employees, and for which 11 union agreements are industry-wide and cover 14,000 employees. During fiscal year 2005, collective labour agreements will be negotiated for clerical and production employees, covering approximately 7,200 employees. This number does not reflect the impact of the previously discussed restructuring.

In North America, Bombardier Transportation has approximately 7,000 positions, 52% of which are covered by collective labour agreements. During fiscal year 2004, seven collective agreements for clerical and production employees were signed, covering 2,000 employees. During fiscal year 2005, collective agreements for clerical and production employees are up for renewal, covering approximately 1,700 employees. This number does not reflect the impact of the previously discussed restructuring initiative.

* Trademark(s) of Bombardier Inc. or its subsidiaries.
** Metrolink is a trademark of Southern California Rail Authority.
** TGV is a trademark of the Société Nationale des Chemins de fer Français.

Bombardier Capital

The following table presents total finance receivables and assets under operating leases before allowance for credit losses as at January 31:

	2004	2003
Continued portfolios		
Inventory finance	**$2,474**	$2,953
Receivable financing with BRP [1]	**84**	–
	2,558	2,953
Commercial aircraft		
Interim financing	**685**	849
Long-term leasing	**375**	451
	1,060	1,300
Total continued portfolios	**3,618**	4,253
Wind-down portfolios		
Business aircraft		
Loans and finance leases	**265**	1,221
Pre-owned aircraft	**231**	815
	496	2,036
Manufactured housing	**310**	434
Consumer finance	**195**	342
Industrial equipment	**88**	115
Railcar leasing	**51**	61
Receivable factoring	**–**	1,039
Other	**92**	235
Total wind-down portfolios	**1,232**	4,262
	$4,850	$8,515

[1] This represents financing provided to the Corporation's former recreational products segment (which will be referred to as BRP in this MD&A).

Assets under management
(BILLIONS OF CDN$)


10
8
6
4
2
0
8.5
8.5
6.4
4.9
4.3 4.3
3.6
2.1
1.2
F02
F03
F04
Continued portfolios
Wind-down portfolios
Total

During fiscal year 2004, BC continued to focus on leveraging its core business competencies in inventory finance, while continuing with the reduction of its wind-down portfolios. Substantial progress was made in reducing the wind-down portfolios, resulting in an improved overall risk profile for BC. BC intends to continue with the reduction of its wind-down portfolios in the coming year. Emphasis will continue to be placed on lowering the overall risk profile, strengthening the balance sheet and controlling operating expenses.

Finance receivables and assets under operating leases before allowance for credit losses amounted to $4.9 billion as at January 31, 2004, compared to $8.5 billion as at January 31, 2003. This 43% decrease is primarily due to the continued reduction in the wind-down portfolios totalling $3.0 billion, particularly the business aircraft and receivable factoring portfolios, as well as a decline in the inventory finance portfolio and the commercial aircraft interim financing portfolio. The strengthening of the Canadian dollar compared to the U.S. dollar accounted for approximately $680 million of the decrease in finance receivables and assets under operating leases.

BC also manages a railcar leasing portfolio, accounted for off-balance sheet, totalling $864 million, and other off-balance sheet portfolios totalling $84 million as at January 31, 2004, compared to $1.0 billion and $179 million, respectively, as at January 31, 2003.

Average assets under management (defined as average finance receivables and assets under operating leases, as well as the railcar leasing and other off-balance sheet portfolios discussed above) amounted to $7.3 billion as at January 31, 2004, compared to $11.4 billion as at January 31, 2003. This decrease is mainly due to the reduction in the wind-down portfolios, particularly the receivable factoring and business aircraft portfolio, as well as the strengthening of the Canadian dollar compared to the U.S. dollar.

BC's segmented revenues amounted to $681 million for fiscal year 2004, compared to $895 million in fiscal year 2003. The decrease in segmented revenues is mainly due to the reduction in the wind-down portfolios and a stronger Canadian dollar compared to the U.S. dollar. Additional revenues from the securitized floorplan receivable portfolios, which were accounted for off-balance sheet for the first four months of the preceding fiscal year, partially offset the decrease.

BC's EBT amounted to $73 million for fiscal year 2004, compared to $104 million in fiscal year 2003. This decrease is mainly due to the decrease in net margin resulting from the reduction of the wind-down portfolios, partially offset by a decrease in non-interest expenses, as well as a decrease in provision for credit losses.

Continued portfolios

Inventory finance

BC's inventory finance activities provide floorplan financing on a secured basis to retailers purchasing inventory products in the U.S. and Canada. The primary markets are manufactured housing, marine products and motorized recreational vehicles.

The inventory finance portfolio amounted to $2.5 billion as at January 31, 2004, compared to $3.0 billion as at January 31, 2003. The decrease in the inventory finance portfolio is mainly due to the strengthening of the Canadian dollar compared to the U.S. dollar.

In connection with the sale of the recreational products segment, BC entered into an agreement with the purchaser for inventory financing for a maximum amount of $750 million US ($995 million) for a renewable period of five years. Under the agreement, BC acts as the exclusive provider of floorplan financing to retailers of BRP- (the former recreational products segment of the Corporation) manufactured products (excluding outboard engine products). During the terms of the agreement, BC has agreed not to provide retailer floorplan financing related to products of direct competitors of BRP (excluding outboard engine products). As at January 31, 2004, 29.7% or $735 million of the total inventory finance portfolio related to this agreement.

Receivable financing with BRP

BC also entered into an agreement to provide receivable financing to BRP. The agreement is for a maximum of $115 million US ($153 million) and expires in June 2005. BC funds receivables, subject to certain eligibility criteria, for BRP's North American and European subsidiaries. Funding takes place in U.S. dollars and currency risk is retained by BRP.

The amount outstanding as at January 31, 2004 relates entirely to this agreement.

Commercial aircraft

BC provides interim financing support to Bombardier Aerospace regional aircraft customers until permanent third-party financing is arranged.

The commercial aircraft portfolio amounted to $1.1 billion as at January 31, 2004, compared to $1.3 billion as at January 31, 2003. This decrease is mainly due to the strengthening of the Canadian dollar compared to the U.S. dollar.

BC will continue to provide interim financing support for regional aircraft sales while awaiting permanent financing arrangements. Management has established a limit of 60 aircraft or $1.0 billion US outstanding for these activities.

Wind-down portfolios

Significant progress was made in reducing the wind-down portfolios during fiscal year 2004. Finance receivables and assets under operating leases related to the wind-down portfolios declined 71.1%, or $3.0 billion during the fiscal year ended January 31, 2004, mainly due to a $2.6-billion decrease in assets related to business aircraft and factored receivables.

Business aircraft

BC's business aircraft portfolio consists of loans and finance leases to third-party purchasers of new and pre-owned business aircraft, presented in finance receivables. This portfolio also includes pre-owned aircraft with respect to trade-in business aircraft, mainly from the aerospace segment, presented in assets under operating leases.

This portfolio amounted to $496 million as at January 31, 2004, compared to $2.0 billion as at January 31, 2003. This portfolio included $265 million of third-party loans and finance leases as at January 31, 2004, compared to $1.2 billion as at January 31, 2003. The loan-to-value ratio of the third-party loans and finance leases portfolio was 92.2% as at January 31, 2004, compared to 92.3% as at January 31, 2003.

During fiscal year 2004, the Corporation sold a significant portion of BC's business aircraft loans and finance leases portfolio for $339 million US ($475 million) at the carrying value of the assets sold. Payment of $42 million US ($56 million) is conditional upon the performance of the portfolio sold. This amount is presented in other assets on the consolidated balance sheets.

BC expects to continue to reduce this portfolio over the next three to five years through normal collections.

Manufactured housing

Manufactured housing finance activities provided U.S. retailers with financing services for consumer purchases of manufactured homes.

This portfolio amounted to $310 million as at January 31, 2004, compared to $434 million as at January 31, 2003. BC expects the wind-down to be completed over the next several years.

Manufactured housing portfolios in public securitization vehicles amounting to $1.6 billion as at January 31, 2004 ($2.1 billion as at January 31, 2003) are also serviced by BC.

Consumer finance

Consumer finance activities involved secured loans designed to enable consumers to acquire recreational products and services.

This portfolio amounted to $195 million as at January 31, 2004, compared to $342 million as at January 31, 2003. BC expects that the wind-down of this portfolio will be substantially completed within the next three fiscal years.

Industrial equipment

BC's industrial equipment portfolio consists mainly of loans and finance leases to companies in the ski industry.

The portfolio amounted to $88 million as at January 31, 2004, compared to $115 million as at January 31, 2003. Following BC's decision to no longer originate loans in this portfolio, the portfolio was reclassified from continuing to wind-down portfolios during the fourth quarter of fiscal year 2004.

Railcar leasing

These activities consisted of third-party freight railcar leasing, as well as full-service maintenance and/or management services to owners and users of freight railcars in North American markets. BC purchased freight railcars, typically from a third-party manufacturer, and subsequently entered into a sale and leaseback arrangement with a financial institution. The financial institution assumed ownership of the asset with BC as the lessee. BC then sub-leased the asset to the actual user of the equipment, typically for three to seven years. The diversified fleet averages six years of age.

The on-balance sheet portion of the portfolio amounted to $51 million as at January 31, 2004, compared to $61 million as at January 31, 2003. The portion of the off-balance sheet portfolio totalled $864 million as at January 31, 2004, compared to $1.0 billion as at January 31, 2003. The reduction is mainly due to the strengthening of the Canadian dollar compared to the U.S. dollar.

The average utilization rate was 93% for fiscal year 2004, compared to 88% the previous fiscal year.

BC expects the wind-down of this portfolio to occur over the next 10 years due to its long-term nature.

Receivable factoring

BC's receivable factoring portfolio consisted of third-party trade receivables, which originated from the Corporation's manufacturing segments.

This portfolio had no outstanding balance as at January 31, 2004, compared to $1.0 billion as at January 31, 2003. Following the Corporation's decision to exit these activities, the wind-down of this portfolio has been completed through normal course collections.

Other

The other category consists of the technology management and finance, mid-market commercial equipment finance and small ticket finance portfolios.

This portfolio amounted to $92 million as at January 31, 2004, compared to $235 million the previous fiscal year. The wind-down of these portfolios is expected to be substantially completed within one year.

Allowance for credit losses

Allowance for credit losses totalled $76 million as at January 31, 2004, compared to $151 million as at January 31, 2003. The decrease is mainly attributable to the progress made in the reduction of wind-down portfolios and the corresponding decline in the allowance related to these finance receivables. The amount of the allowance for the continuing portfolios was $38 million or 1.1% of finance receivables as at January 31, 2004, compared to $44 million or 1.1% of finance receivables as at January 31, 2003. The allowance for the wind-down portfolios amounted to $38 million or 4.3% of finance receivables as at January 31, 2004, compared to $107 million or 3.3% as at January 31, 2003. Compared to the wind-down portfolios, the continuing portfolios warrant a lower percentage of allowance due to a lower credit risk profile derived from credit enhancements, such as repurchase agreements, loan guarantees and better collateral and loan-to-value positions.

Risk management

Effective risk management is essential for BC to achieve its strategic goal of return commensurate with risks in the businesses. Risks that could affect the performance of BC are regularly identified, measured and monitored. These risks include credit, interest rate, operational and residual value risks.

BC controls the credit risk of its portfolios by setting limits on the total amount outstanding, obtaining collateral, monitoring the size, maturity and structure of the portfolios and by applying appropriate credit standards.

BC strives to minimize its overall debt costs while ensuring that interest margins are protected from adverse interest rate movements. To achieve this objective, BC seeks to match the interest rate characteristics of its assets and liabilities by using derivative financial instruments as part of an asset/liability management program to reduce its overall financial risk. BC is not an interest-rate swap dealer, nor is it a trader in derivative securities, and has not and will not use speculative derivative products for the purposes of generating earnings from changes in market conditions.

Operational risk is the risk of loss resulting from inadequate or failed internal controls, systems and people or unforeseen external events. In order to mitigate these risks, BC regularly reviews its operating processes, policies and controls. It continues to proactively refine its risk management processes within the governance structure of the Corporation to effectively identify, measure and mitigate various risk exposures.

Residual value risks, mostly related to the commercial aircraft long-term leasing and to "other" wind-down portfolios, stem from the potential variance between the estimated residual value at lease inception and the actual value of the assets upon termination of the lease. BC regularly assesses its exposure to residual values and has put systems and procedures in place to monitor and mitigate these risks.

The allowance for credit losses is maintained at a level BC considers adequate to reflect the probable impairment in its portfolios attributable to credit risk. A loan is considered impaired if it is probable that BC will be unable to collect all amounts due according to the contractual terms of the loan agreement. A loan may be evaluated for impairment due to its past-due status or deterioration in the creditworthiness of the borrower. BC gauges its requirements for the allowance for credit losses considering both individual and collective loan balances. Loans at higher risk of default are evaluated individually for impairment by assessing the value of the collateral and the repayment ability of the borrower, which may result in a specific reserve. All other loans are evaluated collectively by grouping similar loans into pools based on credit and other risk characteristics. Allowance for credit losses for loans evaluated collectively for impairment typically reflect historical charge-off experience, but are adjusted as necessary to reflect current conditions that could potentially influence near-term credit loss estimates. Conditions that are considered include credit quality metrics, collateral values, industry performance and the impact of recent general economic conditions.

Real estate services

Through Bombardier's real estate services, BC derives revenues from the development of Bombardier real estate assets earmarked for new uses, and from activities designed to meet the real estate needs of other Bombardier businesses.

Other revenues are generated from the sale of land to real estate developers, which involves the establishment of an urban residential community with integrated commercial and service infrastructures on land adjacent to the Bombardier Aerospace facilities in Montréal, Canada.

Liquidity and capital resources

Financial position

Bombardier

Consolidated assets for the manufacturing segments amounted to $20.4 billion as at January 31, 2004, compared to $20.8 billion as at January 31, 2003, for a decrease of $356 million. This decrease results from the sale of the recreational products segment and a decrease in property, plant and equipment, partially offset by an increase in cash and cash equivalents and inventories.

Inventories are presented net of the related advances and progress billings on contracts and programs. However, advances and progress billings in excess of related costs, determined on a contract-by-contract basis, are reported as liabilities.

Gross inventories as at January 31, 2004 were $9.6 billion ($5.8 billion net of advances and progress billings), compared to $9.9 billion ($5.3 billion net of advances and progress billings) as at January 31, 2003. Total advances and progress billings amounted to $7.4 billion as at January 31, 2004, compared to $8.4 billion as at January 31, 2003, $3.6 billion and $3.8 billion of which, respectively, are shown as liabilities as at January 31, 2004 compared to January 31, 2003. The reduction in gross inventories as at January 31, 2004 compared to January 31, 2003 is mainly due to lower finished goods in the aerospace segment and the effect of the strengthening of the Canadian dollar compared to the U.S. dollar, which had a net impact of approximately $425 million, partially offset by higher inventories in the transportation segment, due to the timing of work performed on contracts. The decrease in total advances as at January 31, 2004 compared to January 31, 2003 is mainly due to a different mix of contracts in the transportation segment.

Property, plant and equipment as at January 31, 2004 amounted to $4.6 billion, compared to $5.2 billion as at January 31, 2003. This decrease results mainly from the write-downs of property, plant and equipment, amounting to $211 million, related to the restructuring initiative in the transportation segment, disposals of property, plant and equipment for $147 million, as well as the weakening of the U.S. dollar compared to the Canadian dollar, which had an impact of approximately $130 million.

Goodwill amounted to $3.0 billion as at January 31, 2004, compared to $3.2 billion as at January 31, 2003. This decrease is mainly due to foreign exchange fluctuations.

Bombardier decreased its investment in equity and subordinated debt in BC from $1.3 billion to $1.1 billion during fiscal year 2004.

Other assets amounted to $1.0 billion as at January 31, 2004, compared to $758 million as at January 31, 2003. This increase is mainly due to increases in loans and investments related to financing structures in the aerospace segment.

Accounts payable and accrued liabilities amounted to $8.7 billion as at January 31, 2004, compared to $8.5 billion as at January 31, 2003. This increase is mainly due to higher sales incentives and related provisions in the aerospace segment, as well as severance provisions recorded in connection with the restructuring initiative in the transportation segment, partially offset by the weakening of the U.S. dollar compared to the Canadian dollar, which had an impact of approximately $200 million.

Long-term debt amounted to $2.8 billion as at January 31, 2004, compared to $3.1 billion as at January 31, 2003. This decrease is mainly due to the repayment of long-term debt of $192 million and the weakening of the U.S. dollar and the sterling pound compared to the Canadian dollar, which had an impact of approximately $180 million.

In April 2003, the Corporation issued 370 million Class B Shares (Subordinate Voting) at a price of $3.25 per share, for total net proceeds of $1.2 billion.

Deferred translation adjustment included in shareholders' equity was a debit amount of $236 million as at January 31, 2004, compared to a credit amount of $157 million at the end of the previous fiscal year. This variation results mainly from the strengthening of the Canadian dollar compared to the U.S. dollar and the sterling pound in fiscal year 2004.

BC

Finance receivables before allowance for credit losses amounted to $4.2 billion as at January 31, 2004, compared to $7.2 billion as at January 31, 2003. This decrease is mainly due to the continued reduction in the wind-down portfolios and a decrease in the inventory finance portfolio. It also reflects the impact of a stronger Canadian dollar compared to the U.S. dollar, which resulted in a reduction of approximately $590 million.

Assets under operating leases amounted to $626 million as at January 31, 2004, compared to $1.4 billion as at January 31, 2003. This decrease is mainly due to the continued reduction in the business aircraft portfolio, as well as a decrease in the commercial aircraft portfolio. It is also due to the strengthening of the Canadian dollar relative to the U.S. dollar, which had an impact of approximately $90 million.

Cash flows

Bombardier

Bombardier's cash flows used in operating activities amounted to $746 million for fiscal year 2004, compared to cash flows from operating activities of $1.3 billion the previous fiscal year, for a change of $2.1 billion. This change results from cash flows from operating activities before net changes in non-cash balances related to operations of $961 million in fiscal year 2004, compared to $778 million the previous year and from the net changes in non-cash balances of negative $1.7 billion, compared to positive $553 million for the previous year. The change in non-cash balances for fiscal year 2004 is mainly due to the impact of the decision to cease financing activities with BC for the factoring of receivables and pre-owned business aircraft, which had an impact of $1.6 billion, and a decrease in total customer advances received, mainly in the transportation segment. Note 21 to the Consolidated Financial Statements provides information on the net changes in non-cash balances related to operations.

Bombardier's net additions to property, plant and equipment totalled $270 million in fiscal year 2004, compared to $636 million in fiscal year 2003. This reduction is mainly due to lower capital expenditures for aerospace program tooling and higher proceeds from the sale of property, plant and equipment, mainly in the transportation segment. Note 26 to the Consolidated Financial Statements provides the distribution of property, plant and equipment, intangible assets and goodwill by geographic location.

As a result, Bombardier's free cash flow, defined as cash flows from operations less net additions to property, plant and equipment, amounted to a use of $1.0 billion for fiscal year 2004, compared to a free cash flow of $695 million the previous fiscal year. Free cash flow is a non-GAAP measure and is derived directly from the statement of cash flows; others using the term may calculate free cash flow differently.

Free cash flow
Bombardier
(BILLIONS OF CDN$)


1
0.5
0
(0.5)
(1)
(1.5)
(2)
0.7
(1.6)
(1.0)
F02
F03
F04(1)

(1) Including one-time effect of $1.6 billion for BC.

Bombardier's cash flows from investing activities in fiscal year 2004 included net proceeds of $930 million, relating to the sale of the recreational products segment, MAS and the Belfast City Airport.

During fiscal year 2004, BC made advances and subordinated loans to Bombardier totalling $778 million, mainly as a result of cash generated from the reduction in the wind-down portfolios.

Bombardier's cash flows from financing activities amounted to $483 million in fiscal year 2004, compared to cash flows used in financing activities of $249 million in fiscal year 2003. The cash flows for fiscal year 2004 reflect the net proceeds of $1.2 billion from the issuance of 370 million Class B Shares (Subordinate Voting), partially offset by the repayment of long-term debt and short-term borrowings totalling $558 million, as well as dividend payments of $189 million. The cash flows used in financing activities in fiscal year 2003 reflect the repayment of short-term borrowings of $1.1 billion and dividend payments of $278 million, partially offset by the issuance of long-term debt for $893 million and the net proceeds from the issuance of 9.4 million Series 4 Cumulative Redeemable Preferred Shares of $228 million.

Cash used by discontinued operations amounted to $227 million for fiscal year 2004, compared to cash flows from discontinued operations of $125 million for fiscal year 2003.

As a result of the previously-mentioned items, Bombardier's cash and cash equivalents, net of short-term borrowings, amounted to $1.6 billion as at January 31, 2004, compared to $361 million as at January 31, 2003.

BC

BC's cash flows from operating activities amounted to $163 million for the year ended January 31, 2004, compared to $491 million for the previous fiscal year. The lower cash flows from operating activities for fiscal year 2004 are mainly the result of a decrease in net changes in non-cash balances related to operations, primarily arising from changes in receivables and accounts payable and accrued liabilities.

BC's cash flows from investing activities amounted to $1.3 billion in fiscal year 2004, compared to $1.1 billion in fiscal year 2003.

The cash flows in fiscal year 2004 reflect a net decrease in finance receivables and assets under operating leases of $2.5 billion, mainly due to the continued reduction in the wind-down portfolios, partially offset by the net change in advances and subordinated loans to Bombardier of $778 million and loans made in connection with a financing transaction entered into for term-debt management. The cash flows in fiscal year 2003 reflect a net decrease in finance receivables and assets under operating leases of $1.3 billion, mainly due to a reduction in the wind-down portfolios.

BC's cash flows used in financing activities amounted to $1.8 billion for fiscal year 2004, compared to $1.4 billion for the same period last year. Cash flows used in financing activities in the current fiscal year reflect the repayment of long-term debt and short-term borrowings of $1.3 billion and $1.7 billion respectively, partially offset by the issuance of long-term debt of $1.2 billion. Cash flows used in financing activities for fiscal year 2003 reflect the repayment of long-term debt and short-term borrowings of $2.1 billion and $708 million respectively, partially offset by the issuance of long-term debt of $1.4 billion.

Capital resources

Total committed credit facilities were $7.9 billion for Bombardier and $1.3 billion for BC, $2.1 billion and $1.0 billion of which, respectively, were available as at January 31, 2004. Of these credit facilities, 76% have maturities of two years or more. Taking into consideration $1.6 billion of cash and cash equivalents, the Corporation had a total of $4.7 billion of short-term capital resources as at January 31, 2004.

Total availability under Bombardier's lines of credit decreased by $1.2 billion for the year ended January 31, 2004, and cash and cash equivalents increased by $863 million, for a net decrease in short-term capital resources of $371 million. This net decrease results mainly from free cash flows used during the year ended January 31, 2004, an increase in the amount of letters of credit issued under Bombardier credit facilities, and the repayment of long-term debt, partially offset by the net proceeds of $1.2 billion from the issuance of 370 million Class B Shares (Subordinate Voting), proceeds from divestitures amounting to $930 million, and the net change in advances and subordinated loans to Bombardier from BC amounting to $778 million.

BC's availability under lines of credit decreased by $317 million for the year ended January 31, 2004, and cash and cash equivalents decreased by $287 million, for a net decrease in short-term capital resources of $604 million. This net decrease results mainly from the non-renewal of two facilities of $470 million and $400 million US respectively, in accordance with BC's expected future requirements, the net change in advances and subordinated loans to Bombardier amounting to $778 million, as well as a translation adjustment arising from the weakening of the U.S. dollar compared to the Canadian dollar. This was partially offset by cash flows from the reduction in the wind-down portfolios.

Bombardier

On September 9, 2003, Bombardier renewed the 364-day portion of its North American credit facility for an amount of $730 million (previously $750 million). The committed five-year $1.0-billion portion of this facility matures in September 2005. On July 9, 2003, Bombardier renewed the 364-day portion of its European credit facility for an amount of €560 million (previously €600 million). The committed five-year €3.2-billion ($5.2-billion) portion of this facility matures in July 2007.

On July 28, 2003, Bombardier repaid, at maturity, debentures amounting to $150 million.

On April 17, 2003, the Corporation issued 370 million Class B Shares (Subordinate Voting) at a price of $3.25 per share. The net proceeds from this issue amounted to $1.2 billion.

Bombardier's two main syndicated credit facilities include a covenant whereby the ratio of Bombardier's total debt (defined essentially as short-term borrowings and long-term debt less subordinated debt and cash and cash equivalents) to Bombardier's total capitalization (total debt as defined, plus shareholders' equity and subordinated debt) should not exceed 50% as at January 31, 2004 and thereafter at each of the Corporation's quarter end. As at January 31, 2004, the Corporation was in compliance with this covenant.

In April 2002, the Corporation issued notes amounting to $550 million US ($866 million) in the term-debt market, which mature on May 1, 2012. These notes bear interest at 6.75% per year. Also, on March 8, 2002, the Corporation issued 9.4 million Series 4 Cumulative Redeemable Preferred Shares, carrying a fixed cumulative preferential cash dividend of 6.25% per year. The net proceeds from this issue amounted to $228 million.

BC

In September 2003, two 364-day revolving credit facilities amounting to $470 million and $400 million US ($546 million) were not renewed consistent with the reduced expected future cash requirements. In March 2003, BC also terminated a $50-million US uncommitted bilateral bank facility. BC's remaining revolving facility of $600 million US ($796 million) matures in July 2005.

On July 28, 2003 and February 20, 2003, BC repaid, at maturity, notes and debentures amounting to $100 million and $250 million, respectively. In addition, on November 21, 2003, BC repaid, at maturity, notes amounting to $235 million US ($306 million).

During fiscal year 2003, BC issued notes amounting to €500 million ($703 million) and £300 million ($677 million) in the European market, maturing in May 2007 and May 2009 respectively. The net proceeds from these offerings were swapped into U.S. dollars and were used, in part, to repay maturing long-term debt at BC amounting to $1.2 billion US ($1.9 billion) and ¥6.0 billion ($73 million). In addition, a maturing $150-million bond was repaid on June 7, 2002. The exceeding maturities were repaid through cash flow from operations and proceeds from the wind-down portfolios.

The details of the available and outstanding amounts under the bank credit facilities, as well as the amount of outstanding borrowings as at January 31, 2004 and 2003 are provided in notes 11 and 13 to the Consolidated Financial Statements.

Total borrowings
Bombardier Inc. consolidated
(BILLIONS OF CDN$)


14
12
10
8
6
4
2
0
3.4
3.5
2.8
7.5
8.0
5.6
10.9
11.5
8.4
F02
F03
F04
Bombardier
BC
Total
Short-term borrowings
Long-term debt

Liquidity

The following table summarizes Bombardier's obligation to make future payments on long-term debt, lease obligations and other obligations as at January 31, 2004, as well as the expected timing of these payments.

Bombardier

	TOTAL	LESS THAN 1 YEAR	1 TO 3 YEARS	4 TO 5 YEARS	THEREAFTER
Long-term debt	**$2,700**	**$ 40**	**$ 830**	**$ 860**	**$ 970**
Capital lease obligations	**81**	**1**	**2**	**1**	**77**
Operating lease obligations [1]	**1,548**	**237**	**369**	**243**	**699**
Outsourcing commitments	**1,102**	**257**	**445**	**348**	**52**
Other obligations [2]	**634**	**93**	**101**	**89**	**351**
	$6,065	**$628**	**$1,747**	**$1,541**	**$2,149**

[1] Includes sale and leaseback and operating lease obligations discussed in note 24 to the Consolidated Financial Statements.
[2] Includes mainly repayment requirements in connection with sales incentives offered in the aerospace segment.

Obligations maturing in fiscal year 2005 are expected to be repaid out of Bombardier's liquidities.

Bombardier anticipates renewing its short-term credit facilities of €560 million ($925 million) and $730 million maturing in fiscal year 2005 at similar commitment levels.

The Corporation has entered into certain significant inventory procurement contracts that specify determinable prices and quantities, as well as long-term delivery timeframes. These agreements require suppliers to build and deliver components in time to meet the Corporation's production schedules. Such arrangements arise as a result of the extended production planning horizon for many of the Corporation's products, in which the delivery of products to customers arises over an extended period of time. A significant portion of these commitments is either supported by firm contracts with customers or is mitigated through risk sharing arrangements with suppliers. Although there are no plans to do so, if any of the Corporation's aerospace programs or long-term contracts were to be terminated, the Corporation would be exposed to potentially material termination costs. These commitments, as well as long-term commitments related to regular purchases of raw materials, are not included in the preceding table.

The Corporation considers that its current credit facilities, as well as expected capital resources, will enable the implementation of investment programs, the development of new products, the pursued growth of its activities, the payment of dividends and other expected financial requirements.

The following table summarizes BC's obligation to make future payments on long-term debt, lease obligations and other obligations as at January 31, 2004, as well as the expected timing of these payments.

BC

	TOTAL	LESS THAN 1 YEAR	1 TO 3 YEARS	4 TO 5 YEARS	THEREAFTER
Medium-term notes, notes and other	**$4,019**	**$1,056**	**$1,068**	**$1,130**	**$ 765**
Securitized floorplan	**1,274**	**80**	**1,194**	**–**	**–**
Operating lease obligations [(1)]	**1,532**	**91**	**211**	**169**	**1,061**
	$6,825	**$1,227**	**$2,473**	**$1,299**	**$1,826**

(1) Includes sale and leaseback and operating lease obligations discussed in note 24 to the Consolidated Financial Statements.

Obligations maturing in fiscal year 2005 are expected to be repaid out of BC's liquidities. BC has no committed bank credit facilities, bank loans, or other credit facilities maturing in fiscal year 2005. A $600-million US ($796-million) committed bank line matures in fiscal year 2006. Committed short-term borrowings of $527 million, related to securitized floorplan activities, matures in fiscal year 2005. The Corporation expects the securitized floorplan facilities to be renewed at similar commitment levels and under existing conditions.

During fiscal years 2004 and 2003, BC's activities on the securitization market in connection with the inventory finance portfolios were as follows:

	TOTAL AMOUNTS DRAWN	RENEWAL	U.S. DOLLAR CURRENCY COMPONENT	MATURITY
Balance as at January 31, 2002	$1,891			
Renewed – Conduits:	–	$140	–	Aug. 2003
	–	234	150	Oct. 2003
	–	234	150	Oct. 2003
	–	666	427	Aug. 2003
Increased – Conduits:	80		–	June 2004
	66		50	Oct. 2003
Effect of foreign currency exchange rate changes	52			
Balance as at January 31, 2003	2,089			
Renewed – Conduits:	**–**	140	–	Aug. 2004
	–	198	150	Oct. 2004
	–	198	150	Oct. 2004
Issued – Public asset-backed securities	**554**		400	Aug. 2005
	646		500	Dec. 2005
Decreased – Conduits:	**(139)**		(105)	Oct. 2004
	(145)		(110)	Oct. 2004
	(80)		–	June 2004
Repaid – Conduits:	**(592)**		(427)	Aug. 2003
	(540)		(400)	Sept. 2003
Effect of foreign currency exchange rate changes	**(211)**			
Balance as at January 31, 2004	**$1,582**			

Credit support

The indentures governing BC's long-term debt and credit facilities provide for substantially similar covenant and "keepwell" packages from the Corporation. Bombardier Inc.'s keepwell agreements provide for minimum ownership of 51% in BC and for the injection of equity in the event that certain minimum net worth levels are not met or if a fixed charge coverage ratio falls below 1.2. Finally, these indentures provide for the undertaking of Bombardier Inc. to maintain the existing cross-default provision in the indenture governing the Corporation's $150-million debentures due in 2026, as well as to provide for similar cross-default provisions in all of its future public debt.

Credit events

Certain of the Corporation's financial commitments include provisions that could become effective in the event of a rating downgrade of the Corporation.

A rating downgrade below investment grade could result in the reimbursement of customer advances amounting to $170 million in the aerospace segment. In addition, the Corporation may be required to repurchase at fair value of $26 million US ($34 million) as at January 31, 2004, the call options related to the Putable/Callable notes due in 2013, should the call holder elect early termination. The Putable/Callable notes amounting to $300 million US ($398 million) would become repayable at the next coupon reset date (May 31, 2004), immediately following such a downgrade. Furthermore, BC has entered into an interest-rate swap agreement whereby the counterparty has an optional early termination right in the event of a rating downgrade below investment grade of the Corporation by either Moody's Investor Services Inc. or Standard & Poor's.The estimated settlement value as at January 31, 2004 is not significant.

A rating downgrade by Dominion Bond Rating Services Ltd. could result in the wind-down of $200 million of a BC securitization conduit ($80 million outstanding as at January 31, 2004). Also, a rating downgrade below investment grade by either Moody's Investor Services Inc. or Standard & Poor's could result in the wind-down of $125 million US ($166 million) of Bombardier securitiza-tion conduits ($72 million outstanding as at January 31, 2004).

As of March 17, 2004, the following investment grade ratings applied to the long-term debt of the Corporation:

RATING AGENCY	RATING
Moody's Investor Services Inc.	Baa3
Standard & Poor's	BBB-
Fitch Ratings	BBB-
Dominion Bond Rating Service Limited	BBB

Off-balance sheet arrangements

Financial arrangements

In the normal course of business, the Corporation finances certain activities through off-balance sheet transactions, consisting of leases, securitizations and others arrangements.

a) Leases

The Corporation leases certain of its buildings and equipment from others, and assumes operating lease obligations in connection with the sale of new aircraft. The Corporation finances freight cars, used aircraft and transportation equipment through sale and leaseback structures. The Corporation's undiscounted minimum lease payments under such leases amounted to $1.5 billion for operating leases and $1.6 billion for sale and leaseback transactions as at January 31, 2004. These commitments are disclosed in note 24 to the Consolidated Financial Statements.

b) Securitizations

Bombardier

In January 2004, Bombardier renewed its third-party U.S. and U.K. facilities for the securitization of trade receivables generated in the normal course of business. The U.S. facility was renewed at $125 million US (down from $200 million US as at January 31, 2003) and the U.K. facility was renewed at £50 million, the same level as last year. The U.S. facility provides for a 364-day purchase commitment for trade receivables originating from North American manufacturing operations, while the U.K. facility is an uncommitted facility to purchase trade receivables from U.K.-based Bombardier Transportation operations. These securitization activities replaced Bombardier receivable factoring activities historically carried out through BC. The Corporation received proceeds of $905 million and $477 million on the sale of trade receivables for the U.S. and U.K. facilities respectively during fiscal year 2004. The amounts sold and outstanding with respect to the U.S. and U.K. facilities were $118 million as at January 31, 2004 and $169 million as at January 31, 2003. In addition, in December 2003, Bombardier entered into a €100-million ($165-million) four-year factoring arrangement with a third party, ($60 million outstanding as at January 31, 2004) for certain receivables originating from Bombardier Transportation's German operations.

c) Other arrangements

In the aerospace segment, Bombardier has entered into various agreements with third parties, through which it sells rights under certain manufacturing contracts on an ongoing basis. The amount of the rights sold totalled $170 million as at January 31, 2004, compared to $369 million as at January 31, 2003. These are accounted for as advances received and deducted from inventories or presented as advances in excess of related costs. In connection with these sales, the Corporation has provided recourse to one purchaser amounting to $17 million as at January 31, 2004. The Corporation's maximum exposure under this recourse is included in note 24 to the Consolidated Financial Statements. Revenues and related profits on sales of aircraft are recognized on delivery and the sale of rights does not result in the acceleration of revenue or profit recognition.

The Corporation provides administrative services to special-purpose entities (SPEs) created for the purpose of financing certain aircraft sales of the Corporation in return for a market fee. As at January 31, 2004, the Corporation had a net investment amounting to $42 million US ($56 million) in one of the SPEs. The Corporation's maximum exposure from additional support to the SPEs is included in note 24 to the Consolidated Financial Statements.

BC services a portfolio of loans related to the manufactured housing business, currently being wound down, in return for a market fee. The outstanding amount of this portfolio as at January 31, 2004 was $1.6 billion ($2.1 billion as at January 31, 2003).

Derivative instruments

The Corporation's financial exposures are managed through a central treasury in accordance with the Corporation's foreign exchange policy and procedures. The derivative financial instrument counter-parties are all investment grade financial institutions. The Corporation does not use derivative instruments for trading or speculative purposes. The derivative financial instruments consist mainly of forward foreign exchange contracts, interest-rate swap agreements, cross-currency interest-rate swap agreements and interest-rate cap agreements used to manage currency and interest rate risks.

The Corporation uses derivative financial instruments to manage currency exposure arising from forecasted foreign currency cash flows, mainly the U.S. dollar and the sterling pound and, in the transportation segment, various Western European currencies. Most of the forward foreign exchange contracts are denominated in currencies of major industrial countries (see note 22 to the Consolidated Financial Statements for details). In the North American operations, forward foreign exchange contracts are mainly to sell U.S. dollars and buy Canadian dollars. In the European operations, forward foreign exchange contracts mainly allow the sale or purchase of U.S. dollars, sterling pounds, euros and other Western European currencies. To the extent that the forward foreign exchange contracts are used to hedge off-balance sheet forecasted foreign currency cash flows, offsetting changes in the fair values of the hedged transaction and the hedging instrument are not recognized in the Consolidated Financial Statements.

Effective February 1, 2004, the Corporation changed its functional currencies for most of the operations in the aerospace segment and for the North American operations in the transportation segment to the U.S. dollar (see note 27 to the Consolidated Financial Statements). As a result, the forward foreign exchange contract portfolio used to hedge forecasted foreign currency cash flows has been realigned to the new currency exposure.

The Corporation also uses derivative financial instruments to manage the impact of fluctuating interest rates, arising mainly on existing assets and liabilities and financial commitments. Bombardier's interest-rate swap agreements convert certain financial obligations related to operating leases from variable to fixed interest rates. BC's interest-rate swap agreements convert certain long-term debts and certain finance receivables from fixed to variable interest rates. BC enters into cross-currency interest-rate swap agreements in order to limit its exposure to interest rate fluctuations and manage its currency exposure. The cross-currency interest-rate swap agreements modify the characteristics of certain long-term debt, from the euro and the sterling pound to the U.S. dollar, and they also convert the interest rate from fixed to variable to match the variable interest of the corresponding finance receivables. Interest-rate swaps are sensitive to changes in interest rates. Interest rate changes result in offsetting fair value gains or losses on long-term debt or financial obligations and interest-rate swaps, due to differences between current market interest rates and the stated interest rates within the instruments. A similar analogy can be made for the changes in foreign currency rates and their impact on the value of the offsetting forecasted foreign currency cash flows and forward foreign exchange contracts. Agreements governing the Corporation's derivative transactions contain certain standard provisions awarding counterparties, in the event of a default, set off rights against certain loans.

Interest-rate cap agreements are used as a hedge against the exposure of the Corporation from interest rate increase protection granted in connection with certain sale commitments.

The Corporation's currency and interest rate hedging programs are typically unaffected by changes in market conditions, as forward foreign exchange contracts and interest-rate swaps are generally held to maturity consistent with the objective to lock in currency rates and interest rate spreads on the hedged item.

Generally, gains and losses related to derivative financial instruments are recorded in the same category as the hedged item. For example, when the hedged item is a forecasted foreign currency sale, gains and losses are included in revenue. When the hedged item is a forecasted foreign currency cost, gains or losses are generally included in cost of sales. Receipt and payments under interest-rate swap agreements are generally recognized in interest expense.

The fair value of derivative financial instruments as at January 31, 2004 and 2003 is presented in note 22 to the Consolidated Financial Statements.

Financing commitments

Manufacturers of commercial aircraft customarily provide financing support to facilitate their customers' access to capital. This support may take a variety of forms including providing assistance to customers in accessing and structuring debt and equity for aircraft acquisitions, or providing assurance that debt and equity are available to finance such acquisitions. Bombardier may provide interim financing to customers while permanent financing is being arranged.

As at January 31, 2004, Bombardier had outstanding financing commitments to 10 customers amounting to $4.6 billion, net of third-party financing already arranged. It is anticipated that the aircraft related to these financing commitments will be delivered during the next six fiscal years. Total customer financing arranged by the Corporation in fiscal year 2004 amounted to $4.8 billion.

Bombardier anticipates that it will be able to satisfy its financing commitments to its customers in fiscal year 2005 through third-party financing. However, Bombardier's ability to satisfy its financing commitments may be affected by further financial difficulties in the commercial airline industry in general and of certain customers in particular, and the Corporation's current and future credit condition.

Commitments and contingencies

In connection with the sale of certain of its products, mainly aircraft, the Corporation provides financing support on behalf of certain customers in the form of credit and residual value guarantees in order to enhance their ability to arrange third-party financing for their asset acquisition. These are described in note 24 to the Consolidated Financial Statements.

Credit guarantees are triggered if customers do not perform during the term of the financing (ranging from 2 to 20 years) under the relevant financing arrangements. Credit guarantees provide support through limited payments to the guaranteed party to mitigate default-related losses. These guarantees are collateralized by the underlying assets. The value of the underlying assets may be adversely affected by a number of factors including, but not limited to, an economic downturn. In the event of default, the Corporation usually acts as an agent for the guaranteed parties for the repossession, refurbishment and remarketing of the underlying assets. The Corporation typically receives a fee for these services. In most circumstances, a claim under the guarantee may be made only upon sale of the underlying asset to a third party.

In most cases, residual value guarantees are guarantees provided at the end of a financing arrangement, ranging from four to 20 years. Such guarantees provide protection to the guaranteed parties in cases where the market value of the underlying asset is below the guaranteed value. In order to mitigate the Corporation's exposure, the collateral must meet certain contractual return conditions on the expiry date of the guarantee. If a residual value guarantee is exercised, it provides for a limited payment to the guaranteed parties. A claim under the guarantee may typically be made only upon sale of the underlying asset to a third party. The value of the underlying asset may be adversely affected by a number of factors including, but not limited to, an economic downturn.

When credit and residual value guarantees are provided in connection with a financing arrangement for the same underlying asset, residual value guarantees can only be exercised if the credit guarantee expires without having been exercised and, as such, are mutually exclusive.

The Corporation's risk management framework for the credit and residual value risks consists of the following: risk control, risk measurement, risk monitoring and risk transfer. The Corporation practices active risk control through inclusion of protective covenants and securities into commercial contracts to mitigate its exposure under these guarantees. Quantitative assessments of the risk relating to these guarantees and the determination of the related provisions to be recorded in the Consolidated Financial Statements, if any, are performed using a risk-pricing model. Risk monitoring comprises ongoing management reporting of exposures, as well as active credit watch, on-site credit due diligence and active intervention. In addition, asset value trends for the Corporation's products are closely monitored. The Corporation also engages, from time to time, in risk transfer with third-party insurers in order to minimize its exposure to credit and residual value guarantees.

In connection with its contracts with the Metronet companies for the modernization of the London Underground, the Corporation is committed to provide collateral in support of its obligations. These commitments extend to 2015. As at January 31, 2004, surety bonds amounting to £180 million ($435 million) were outstanding. The surety bonds are renewable each year. In the event that the bonds are not renewed, the Corporation could have to provide, within one year, alternate collateral (letters of credit, cash, etc.) which could reduce Bombardier's availability under its credit facilities.

The Corporation is occasionally involved in legal litigation, claims, investigations and other legal matters. It is the Corporation's opinion that these contingencies have not had, and will not have, a material impact on its financial position, except for the potential effect of its claim against DaimlerChrysler described in note 24 to the Consolidated Financial Statements.

Other

Pension

The Corporation sponsors several domestic- and foreign-funded and unfunded defined benefit pension plans. The financial position and other information regarding the Corporation's defined benefit pension plans are presented in note 23 to the Consolidated Financial Statements.

Funded plans are plans for which segregated plan assets are invested in trusts. These plans can be in an over- or under-funded position, depending on various factors, such as investment returns. The funded plans are mainly located in North America, the United Kingdom and Switzerland. For these plans, employer cash contributions are determined in accordance with the regulatory requirements of each local jurisdiction.

Unfunded plans are plans for which there are no segregated plan assets. These plans, for which the Corporation has no prefunding obligations, are located mainly in continental Europe. In these countries, the establishment of segregated plan assets is either not permitted or not in line with local practice. The employer cash requirement for these plans corresponds to the benefit payments to be made to the participants.

The Corporation uses a measurement date of December 31 for accounting purposes.

Assumptions

The determination of assumptions is made after a periodic review of factors, such as long-term return expectations prepared by consultants or economists, historical investment returns, long-term inflation assumptions and recommendations from actuaries. The Corporation uses a market-related valuation of assets that recognizes the effect of investment gains or losses over a three-year period from the year in which they occur for purposes of measuring the pension cost. The Corporation reflects in advance the cost of future discretionary increases of pension benefits, for plans with a history of regular discretionary increases, and the cost of future life expectancy improvements.

Pension plan deficit

As at December 31, 2003, the deficit for the pension plans amounted to $2.8 billion ($2.7 billion as at December 31, 2002). This amount includes the pension benefit obligation of the unfunded plans amounting to $587 million ($641 million as at December 31, 2002).

The increase in the deficit is mainly due to an increase in the pension benefit obligation resulting from a general decrease in discount rates, partially offset by favourable investment returns on plan assets (return of 10.7% on fair value of plan assets) and the effect of the sale of the recreational products segment in fiscal year 2004. The investment returns for fiscal year 2004 were negatively impacted by unfavourable returns on privately-held equity securities, including hedge funds.

It is estimated that a decrease of 50 basis points in current discount rates would increase the pension benefit obligation by approximately $650 million.

Unrecognized amounts

As at December 31, 2003, the net unrecognized portion of the pension plan deficit, comprised of net actuarial losses and prior service costs, totalled $2.2 billion, compared to $2.0 billion as at December 31, 2002.

The net actuarial gains and losses, based on the market-related value of plan assets, more than 10% of the greater of the pension obligation and the market-related value of plan assets, as well as prior service costs, are amortized over the estimated average remaining service life of the plan participants. The amortization of the net unrecognized amounts is expected to account for $95 million of the estimated pension cost for fiscal year 2005.

Impact on results of operations

Pension cost from continuing operations for fiscal year 2004 amounted to $324 million, compared to $231 million for fiscal year 2003. The increase is mainly due to a significant loss on plan assets during fiscal years 2002 and 2003, as well as a reduction of 0.6% in the expected long-term rate of return on plan assets assumption for fiscal year 2004 compared to fiscal year 2003.

Pension cost is recognized either directly to income or capitalized to assets, such as inventories and aerospace program tooling.

Pension cost for fiscal year 2005 is estimated to be approximately $380 million. The increase compared to fiscal year 2004 is mainly due to an increase in the pension benefit obligation during fiscal year 2004, and a loss on plan assets during fiscal years 2002 and 2003.

Funding

The Corporation complies with the regulatory cash contribution requirements of each local jurisdiction, which are designed to protect participants' rights. Since the measurement basis used to determine the pension cost is, in general, more conservative than the regulatory requirements in most jurisdictions, the deficit computed to establish cash contributions (funding deficit) is smaller than the deficit for accounting purposes for most pension plans.

The Corporation contributed $212 million to its plans in January 2004 as advance contributions for fiscal year 2005. This contribution was not reflected in determining the deficit position as at December 31, 2003 (measurement date), but was reflected in determining the accrued benefit asset (liability) balance as at January 31, 2004.

Cash contributions to the pension plans for fiscal year 2005 would amount to $370 million. Actual cash contributions to the pension plans for fiscal year 2005 are estimated to be $400 million. This estimate includes a voluntary contribution of $242 million to the aerospace plans in the U.K., and excludes the $212 million of advance contributions made during fiscal year 2004.

Environment

The Corporation's manufacturing and service activities are subject to environmental regulation by federal, provincial and local authorities in Canada, as well as local regulatory authorities having jurisdiction over the Corporation's foreign operations. As a result, the Corporation has established, and periodically updates, a health, safety and environment policy that defines the Corporation's vision for its worldwide operations. Consistent with this policy, approximately 90% of the Corporation's manufacturing locations have been accredited according to the ISO 14001 Standard for Environmental Management by outside auditors.

Consistent with the Corporation's policy stressing environmental responsibility and its desire to maintain legal compliance, the Corporation routinely procures, installs and operates pollution control devices, such as wastewater treatment plants, groundwater monitoring devices, air strippers or separators, and incinerators at new and existing facilities constructed or upgraded in the normal course of business. Future capital expenditures for pollution control systems are not expected to have a material effect on the Corporation's consolidated financial position.

With respect to environmental matters related to site contamination (historical contamination of soil and groundwater), the Corporation periodically conducts studies, individually at sites owned by the Corporation, and jointly as members of industry groups at sites not owned by the Corporation, to determine the feasibility of various remedial techniques, and to define the Corporation's share of liability. The Corporation is currently proceeding with decontamination at a small number of sites both in North America and in Europe. The historical costs for soil and/or groundwater decontamination have not been significant. Estimating future environmental clean-up liabilities is dependent on the nature and the extent of historical information and physical data about the contaminated site, the complexity of the contamination, the uncertainty of which remedy to apply, the timing of the remedial action and the outcome of the discussions with regulatory authorities.

The Corporation expects to increase its costs for remediation activities in future years. This increased cost is based on the probable closure of certain existing facilities and on ever-increasing legal requirements. Although it appears likely that annual costs for soil and groundwater decontamination may increase over time, these costs are not expected to be material to the Corporation.

Risks and uncertainties

The Corporation operates in industry segments that have a variety of risk factors and uncertainties. The risks and uncertainties described below are not the only ones facing the Corporation. Additional risks and uncertainties not presently known to the Corporation or that the Corporation currently believes to be immaterial may also adversely affect its business.

Due to any of the risks and uncertainties described below, the Corporation's business, financial condition and results of operations could be materially adversely affected.

Operational risk

The activities conducted by the Corporation's segments are subject to operational risks, including competition from other businesses, performance of key suppliers, product performance warranty, regulatory risks, successful integration of new acquisitions, dependence on key personnel and reliance on information systems, all of which could affect the ability of the Corporation to meet its obligations.

Environmental risk

The Corporation is subject to environmental laws and regulations in each of the jurisdictions in which it operates, governing, among other things, air and water pollution, hazardous substance discharges and the remediation of soil and/or groundwater contamination caused by past operations. There is a risk that these governmental environmental requirements, or enforcements thereof, may become more stringent in the future and that additional costs may be incurred by the Corporation to be compliant with such future requirements or enforcements. Although the Corporation believes that it is in substantial compliance with current applicable requirements of environmental laws, there can be no assurance that limitations imposed by, or costs of compliance with, current or future environmental laws, or liabilities arising from environmental problems will not have a material effect on the Corporation's Consolidated Financial Statements.

Developing new products and services

The principal markets in which the Corporation's businesses operate experience changes due to the introduction of new technologies. To meet its customers' needs in these businesses, the Corporation must continuously design new, and update existing products and services and invest in and develop new technologies. Introducing new products requires a significant commitment to research and development, which may not be successful. The Corporation's sales may suffer if it invests in products that are not accepted in the marketplace, are not approved by regulatory authorities, or if the products are not brought to market in a timely manner or become obsolete.

Fixed-term commitments

The Corporation has historically offered and will continue to offer a portion of its products on fixed-term contracts, rather than contracts in which payment is determined solely on a time-and-materials basis, mainly in the transportation segment. Generally, the Corporation may not terminate these contracts unilaterally. Although the Corporation often relies on tools and methodologies and past experience to reduce the risks associated with estimating, planning and performing these projects, in most cases, the Corporation bears the risk of cost overruns and may be subject to late delivery penalties.

General economic conditions

Unfavourable economic conditions may adversely affect the Corporation's business. For example, weakness or further deterioration in the financial situation of certain major U.S. airlines which are the Corporation's clients, or the outbreak of war or continued hostilities in certain regions of the world, may result in lower orders or the cancellation of part of the existing backlog for certain of the Corporation's products; these could adversely affect the Corporation's financial position and results of operations. In addition, curtailment of production activities due to unfavourable economic conditions could result in the Corporation incurring significant costs associated with temporary layoffs or termination of employees.

Foreign currency fluctuations

The Corporation is exposed to risks resulting from foreign currency fluctuations as described in the "Effect of currency fluctuations" section of this MD&A. In an effort to mitigate these risks, the Corporation makes use of derivative contracts to hedge the exposure to future cash flows in various currencies and asset/liability management, involving mostly borrowing in foreign currencies to hedge foreign currency exposure arising from permanent investments in foreign countries. The impact of these fluctuations could have a material effect on the Corporation's Consolidated Financial Statements.

Liquidity and access to capital markets

The Corporation requires continued access to the capital markets to support its activities, including selling asset-backed securities. To satisfy its financing needs, the Corporation relies on long-term and short-term debt and cash flow generated from operations. Any impediments to the Corporation's ability to access the capital markets, including a decline in credit ratings, the reduction of the surety market global capacity, significant changes in market interest rates, general economic conditions or the perception in the capital markets of the Corporation's financial condition or prospects, could have a material adverse effect on the Corporation's financial condition and results of operations. Credit ratings may be impacted by many external factors beyond the Corporation's control and accordingly, no assurance can be given that the Corporation's credit ratings will not be reduced in the future.

Restrictive debt covenants

The indentures governing certain of the Corporation's indebtedness and syndicated credit facilities contain covenants that, among other things, restrict the Corporation's ability to:

- sell all or substantially all of its assets;
- incur certain secured indebtedness;
- engage in mergers or consolidations; and
- engage in certain transactions with affiliates.

These restrictions could impair the Corporation's ability to finance its future operations or its capital needs, or to engage in other business activities that may be in its interest. In addition, Bombardier is also required to comply with a single financial covenant under its two main syndicated credit facilities. The ratio of total debt, defined essentially as short-term borrowings and long-term debt less subordinated debt and cash and cash equivalents, to total capitalization (total debt, as defined, plus shareholders' equity and subordinated debt) must not exceed certain thresholds, as measured at each quarter end. The Corporation's ability to comply with this ratio may be affected by events beyond its control. A breach of any of these agreements or the Corporation's inability to comply with the required financial ratio could also result in a default under its bank lines, which would permit the Corporation's lenders to declare amounts owed to them immediately payable.

Delinquencies and losses in BC's portfolios

Like all finance companies, BC faces the risk that it may not be able to collect on its finance receivables, consisting primarily of asset-based financing in the form of receivables, lease receivables and loans, mostly related to floor-plan financing on a secured basis to retailers purchasing inventory products and third-party interim financing of commercial aircraft.

Changing interest rates

BC's profitability may be directly affected by the level of and fluctuations in interest rates. BC uses derivatives as an integral part of its asset/liability management program to reduce its overall financial risk. These derivatives, particularly interest-rate swap agreements, are used to alter interest rate exposure arising from mismatches between assets and liabilities.

External business environment

The Corporation faces a number of external risk factors, more specifically general economic conditions, government policies related to import and export restrictions, changing priorities and possible spending cuts by government agencies, foreign government support to export sales, volatility of fuel prices and political instability.

Warranty and casualty claim losses

The products manufactured by the Corporation are highly complex and sophisticated and may contain defects that are difficult to detect and correct. Defects may be found in the Corporation's products after they are delivered to the customer. If discovered, the Corporation may not be able to correct them in a timely manner or at all. The occurrence of defects and failures in the Corporation's products could result in warranty claims or the loss of customers. Correcting such defects could require significant capital investments. Any claims, defects or failures could have an adverse effect on the Corporation's operating results and business. In addition, due to the nature of the Corporation's business, the Corporation may be subject to liability claims arising from accidents or disasters involving the Corporation's products or products for which the Corporation provided services, including claims for serious personal injuries or death. The Corporation cannot be certain that its insurance coverage will be sufficient to cover one or more substantial claims. Furthermore, there can be no assurance that the Corporation will be able to obtain insurance coverage at acceptable levels and cost in the future.

Key suppliers

The Corporation's manufacturing operations are dependant upon a limited number of key suppliers for the delivery of materials and major aircraft components. Certain of these suppliers participate with the Corporation in the development of various aircraft platforms and the subsequent delivery of materials and major aircraft components. Therefore, the Corporation's contracts with these key suppliers are long-term and on a sole-source basis. A failure by one or more key suppliers to meet performance specifications, quality standards, and delivery schedules could adversely affect the ability of the Corporation to meet its commitments to customers. Although alternative supplier sources generally exist for the procurement of material and major aircraft components, their replacement could take several months. Therefore, there can be no assurance that a failure by one or more key suppliers to meet their contractual obligations towards the Corporation would not result in a material effect on the Corporation's Consolidated Financial Statements.

Collective labour agreements

The Corporation is party to several collective labour agreements throughout its business segments, which are subject to expiration at various times in the future. If the Corporation is unable to renew these agreements or others as they become subject to renegotiation from time to time, this could result in work stoppages and other labour disturbances, which could have a material adverse effect on the Corporation's business.

Critical accounting estimates

The preparation of financial statements in conformity with GAAP requires the use of estimates, judgment and assumptions. Critical accounting estimates are described in this section. An accounting estimate is considered critical if the estimate requires management to make assumptions about matters that were highly uncertain at the time the estimate was made, if different estimates could have been reasonably used or if changes in the estimate that would have a material impact on the Corporation's financial condition or results of operations are likely to occur from period to period.

Average cost accounting

Average cost accounting is used in the aerospace segment. Average cost accounting is a method of accounting for the costs associated with the manufacturing of aircraft whereby the estimated average unit production cost is charged to cost of sales.

The determination of the estimated average unit cost per aircraft involves estimates of total accounting program quantities and total production costs for a selected program, as well as the period over which the units can reasonably be expected to be produced.

Production accounting quantities for a program are established at the program launch date and are based on an assessment of prevailing market conditions and anticipated demand for the aircraft, considering, among other factors, firm order backlog and options.

Production costs include raw material, direct labour and manufacturing overhead costs. Total production costs are estimated based on forecasted costs of raw materials, inflation rates, foreign exchange rates, labour productivity and employment levels and salaries. Cost estimates are based mainly on historical performance trends, economic trends, labour agreements and information provided by suppliers. Production costs are also based on the learning curve concept, which anticipates a predictable decrease in direct labour costs as tasks and production techniques become more efficient through repetition. The estimated average unit cost incurred in the early stage of the program will exceed the estimated average unit cost for the entire program. This difference, referred to as excess over-average production costs, is included in inventories and is expected to be recovered from sales of aircraft anticipated to be produced later at lower-than-average production costs.

Management conducts quarterly reviews as well as a detailed annual review in the fourth quarter as part of its annual budget process of its cost estimates and program quantities. The effect of any revision is accounted for by way of a cumulative catch-up adjustment in the period in which the revision takes place.

A 1% change in the estimated future costs to produce the remaining aircraft program quantities for all aircraft programs would have increased or decreased the Corporation's cost of sales by approximately $70 million, including $50 million relating to cumulative catch-up adjustments for prior years.

Aerospace program tooling

A significant portion of the Corporation's property, plant and equipment relates to aerospace program tooling. Management conducts quarterly reviews as well as a detailed annual review in the fourth quarter as part of its annual budget process of the recoverability of aerospace program tooling. The recoverability of aerospace program tooling is assessed together with the recoverability of program inventories for each program. An impairment charge is recorded when the undiscounted value of the expected future cash flows is less than the carrying value of program tooling. Estimates of net future cash flows over the remaining useful life of program tooling are subject to similar estimates and judgments as described in the average cost accounting section above, as well as estimates with respect to expected selling prices.

Sales incentives

The Corporation offers sales incentives including credit guarantees, residual value guarantees, and repurchase commitments, mostly in the aerospace segment. Management reviews the value of these commitments relative to the aircraft's expected future value and, in the case of credit guarantees, the creditworthiness of the borrower. Provisions are recorded at the time of sale of the underlying aircraft, and are reviewed quarterly. The aircraft's future value is estimated using internal and external aircraft valuations, including information developed from the sale of similar aircraft in the secondary market. The creditworthiness of borrowers, for which credit guarantees have been provided, is based on credit ratings published by credit rating agencies, when available. The creditworthiness of other borrowers is estimated based on internal evaluation models. See note 24 to the Consolidated Financial Statements for additional information on these guarantees.

As at January 31, 2004, had the expected residual value used to calculate the provision for credit and residual value guarantees provided in connection with aircraft sales decreased by 5%, cost of sales would have increased by approximately $90 million.

Long-term contracts

The transportation segment conducts most of its business under long-term contracts. Revenues from long-term contracts are recognized using the percentage-of-completion method. The long-term nature of contracts involves considerable use of estimates in determining total costs, revenues and percentage of completion. Recognized revenues and profit are subject to revisions as the contract progresses to completion.

Contract costs include raw material, direct labour, manufacturing overhead and other costs such as warranty and freight. Total contract costs are estimated based on forecasted costs of raw materials, inflation rates, labour productivity and cost and are influenced by the nature and complexity of the work to be performed, the impact of change orders, and the impact of delayed delivery. Cost estimates are based mainly on historical performance trends, economic trends, labour agreements and information provided by suppliers.

Revenue estimates are based on the negotiated contract price adjusted for change orders and contract terms that provide for the adjustment of prices in the event of variations from projected inflationary trends. Contract change orders and claims are included in revenue when they can be reliably estimated and realization is probable.

The percentage of completion is generally determined by comparing the costs incurred to date to the total estimated cost for the contract, excluding costs that are not representative for the measure of performance.

Management conducts quarterly reviews as well as a detailed annual review in the fourth quarter as part of its annual budget process of its estimated costs to complete, percentage of completion estimates, revenues and margins recognized on a contract-by-contract basis. The effect of any revision is accounted for by way of a cumulative catch-up adjustment in the period in which the revision takes place. If a contract review indicates a negative gross margin, the entire expected loss on the contract is recognized in the period in which the negative gross margin is identified.

A 1% increase in the estimated future costs for all ongoing contracts in the transportation segment would have increased cost of sales by approximately $90 million, while a 1% decrease in the estimated future costs would have decreased cost of sales by approximately $80 million.

Goodwill

Goodwill recorded is the result of the purchase of DaimlerChrysler Rail Systems GmbH (Adtranz). Goodwill is tested for impairment annually, or more frequently if events or circumstances indicate that the asset might be impaired. The Corporation selected its fourth quarter as its annual testing period for its goodwill. A goodwill impairment charge is recorded when the discounted value of the expected future cash flows of the entire reporting unit is less than its carrying value. Future cash flows are forecasted based on the Corporation's best estimate of revenues, production costs, manufacturing overhead and other costs. These estimates are made by reviewing existing contracts, expected future orders, current cost structure, anticipated cost variations, labour agreements and general market conditions, and are subject to review and approval by senior management. The future cash flows are discounted using a weighted average cost of capital rate.

Product warranties

Products sold in the aerospace and the transportation segments are accompanied by warranties for systems, accessories, equipment, parts and software developed by the Corporation.

Warranty obligations are recognized at the time of sale based on the estimated warranty costs expected to be incurred. These estimates are based on a number of factors, including the historical warranty claims and cost experience, the type and duration of the warranty coverage, the products sold and warranty coverage available from the Corporation's suppliers. Warranty expense is recorded as a component of cost of sales.

Employee future benefits

Pension and other employee benefit costs and obligations are dependant on assumptions used in calculating such amounts. Two critical assumptions, the discount rate and the expected long-term rate of return on plan assets are important elements of cost and/or obligation measurement. Other assumptions include the rate of compensation increase and the health-care cost trend rate, as well as demographic factors such as retirement ages of employees, mortality rates and turnover. Assumptions are reviewed and updated at least annually.

The discount rate allows the Corporation to reflect estimated future benefit payments at present value on the measurement date. Management has little discretion in selecting the discount rate as it must represent the market rates for high quality fixed income investments available for the period to maturity of the benefits. A lower discount rate increases the benefit obligation and benefit costs. A 50-basis-point change in the weighted-average discount rates would increase or decrease expected benefit cost in fiscal year 2005 by approximately $75 million.

The expected long-term rate of return on pension plan assets assumption is determined considering historical returns, future estimates of long-term investment returns and asset allocations. A lower return assumption increases pension cost. A 50-basis-point change in the return assumption would increase or decrease expected pension cost in fiscal year 2005 by approximately $20 million.

Income taxes

The Corporation recognizes deferred income tax assets, resulting mainly from losses carried forward and deductible temporary differences. Management assesses the realization of these deferred tax assets regularly to determine whether a valuation allowance is required. Based on evidence, both positive and negative, the Corporation determines whether it is more likely than not that all or a portion of the deferred income tax assets will be realized. The factors considered include estimated future earnings based on internal forecasts, cumulative losses in recent years, history of losses carried forward and other tax assets expiring unused as well as prudent and feasible tax planning strategies.

Accounting and reporting developments

Variable interest entities

In June 2003, the Accounting Standards Board (AcSB) issued Accounting Guideline (AcG) 15 "Consolidation of Variable Interest Entities" (VIEs). AcG-15 establishes the consolidation criteria for VIEs based on a risks-and-rewards model rather than on a control-based model. The AcSB is expected to issue proposed revisions to AcG-15. These proposed recommendations are expected to be effective as of the Corporation's fourth quarter of fiscal year 2005. The Corporation has begun analyzing the impact of this guideline, but due to the complexity of the guideline and the proposed revision of this standard, has not yet determined the impact, if any, that the new recommendation will have on its Consolidated Financial Statements. However, the impact could be material since it is anticipated that unless certain existing agreements are modified prior to the application of this standard, the Corporation will be required to consolidate certain assets previously sold to special-purpose entities and the related liabilities and non-controlling interest. The consolidation of the VIEs would not alter the Corporation's financial exposure to the assets and liabilities of the VIEs.

Revenue recognition

In December 2003, the Emerging Issues Committee (EIC) of the Canadian Institute of Chartered Accountants issued EIC 141 "Revenue Recognition," summarizing the principles set forth in Staff Accounting Bulletin 101

(SAB 101) of the United States Securities and Exchange Commission and providing general interpretive guidance on the application of revenue recognition accounting principles. These recommendations are effective for the Corporation's fiscal year beginning February 1, 2004. The Corporation is currently assessing the impact of the new recommendations on the Corporation's Consolidated Financial Statements.

Revenue arrangements with multiple deliverables

Also in December 2003, EIC 142 "Revenue Arrangements with Multiple Deliverables" was issued. EIC 142 addresses certain aspects of the accounting by a vendor for arrangements under which multiple revenue-generating activities will be performed. These recommendations are effective for the Corporation's fiscal year beginning February 1, 2004. The Corporation is currently assessing the impact of the new recommendations on the Corporation's Consolidated Financial Statements.

Hedging relationships

In December 2001, the AcSB issued AcG-13 "Hedging Relationships," as amended. In June 2002, EIC-128 "Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments" was also issued. AcG-13 establishes the criteria for identification, designation, documentation and effectiveness of hedging relationships for the purpose of applying hedge accounting. EIC-128 establishes that a freestanding derivative financial instrument that gives rise to a financial asset or financial liability and is entered into for trading or speculative purposes, or that does not qualify for hedge accounting under AcG-13, should be recognized on the balance sheet and measured at fair value, with changes in fair value recognized in current income. Both AcG-13 and EIC-128 will be effective for the fiscal year beginning February 1, 2004, and the Corporation expects its hedging program to comply with the new requirements. Accordingly, the adoption of the new recommendations is not expected to have a material impact on the Corporation's Consolidated Financial Statements.

For new accounting recommendations that have been adopted by the Corporation in the fiscal year ended January 31, 2004, see note 1 to the Consolidated Financial Statements "Changes in accounting policies."

Share data

AUTHORIZED AND ISSUED AS AT JANUARY 31, 2004:	AUTHORIZED	ISSUED
Class A Shares (Multiple Voting) [1]	1,892,000,000	342,018,248
Class B Shares (Subordinate Voting) [2]	1,892,000,000	1,407,566,670
Series 2 Cumulative Redeemable Preferred Shares	12,000,000	2,597,907
Series 3 Cumulative Redeemable Preferred Shares	12,000,000	9,402,093
Series 4 Cumulative Redeemable Preferred Shares	9,400,000	9,400,000

(1) 10 votes each, convertible at the option of the holder into one Class B Share (Subordinate Voting).
(2) Convertible at the option of the holder into one Class A Share (Multiple Voting) under certain conditions. See note 14 to the Consolidated Financial Statements.

SHARE OPTIONS:	
Options issued and outstanding under share option plans as at February 29, 2004	43,872,861

Quarterly information

The table containing the quarterly information is shown at the end of this MD&A.

March 30, 2004

Additional information relating to Bombardier, including the Corporation's Annual Information Form, can be found on SEDAR at www.sedar.com or on Bombardier's Web site at www.bombardier.com.

Quarterly information

(UNAUDITED)
FOR THE YEARS ENDED JANUARY 31
(MILLIONS OF CANADIAN DOLLARS, EXCEPT PER SHARE AMOUNTS)

	2004	2003
	TOTAL	TOTAL
Segmented revenues		
Aerospace [1]	**$ 11,307**	$ 11,294
Transportation	**9,586**	9,422
BC	**681**	895
Intersegment revenues	**(253)**	(422)
External revenues	**$ 21,321**	$ 21,189
Income (loss) from continuing operations before special items and income taxes		
Aerospace [2]	**$ 262**	$ (33)
Transportation [3]	**104**	310
BC	**73**	104
	439	381
Special items		
Aerospace	**(28)**	1,311
Transportation	**457**	–
	429	1,311
Income (loss) from continuing operations before income taxes		
Aerospace	**290**	(1,344)
Transportation	**(353)**	310
BC	**73**	104
	10	(930)
Income tax expense (recovery)	**205**	(221)
Income (loss) from continuing operations	**(195)**	(709)
Income (loss) from discontinued operations – net of tax	**106**	94
Net income (loss) [4]	**$ (89)**	$ (615)
Earnings (loss) per share		
Basic and diluted:		
From continuing operations	**$ (0.13)**	$ (0.54)
From discontinued operations	**0.06**	0.07
	(0.07)	(0.47)
Dividend – Class A Shares	**0.090000**	0.180000
Dividend – Class B Shares	**0.091563**	0.181563
Market price range of Class B Shares		
High	**6.28**	15.67
Low	**2.56**	3.13

(1) Historically, Bombardier Aerospace has higher aircraft deliveries during the fourth quarter compared to the first three quarters of its fiscal year, generating higher revenues.
(2) Bombardier Aerospace's fourth quarter results of fiscal 2004 compared to fiscal 2003 mainly reflect increased business aircraft deliveries. Deliveries for the fourth quarter of fiscal 2003 reflect 14 less deliveries of Bombardier Learjet aircraft arising from the one-time negative impact of the decision to cease recognizing revenues on the sale of narrow-body aircraft upon green aircraft delivery.
(3) Bombardier Transportation's results for the fourth quarter of fiscal year 2004 and 2003 were negatively impacted due to revisions of estimates to complete certain contracts. In addition, results for the fourth quarter of fiscal year 2004 were negatively impacted by a charge of $139 million recorded in connection with an agreement reached with Amtrak to settle all outstanding claims in connection with the Acela high-speed trainset and locomotive contracts.
(4) During the fourth quarter of the year ended January 31, 2004, the Corporation began expensing employee stock-based compensation with retroactive effect as of February 1, 2003. Figures for the first three quarters of fiscal year 2004 were not restated since the impact was not material.

2004 FIRST QUARTER	2003 FIRST QUARTER	2004 SECOND QUARTER	2003 SECOND QUARTER	2004 THIRD QUARTER	2003 THIRD QUARTER	2004 FOURTH QUARTER	2003 FOURTH QUARTER
$ 2,384	$ 2,655	$ 2,840	$ 2,747	$ 2,339	$ 2,499	$ 3,744	$ 3,393
2,430	2,314	2,319	2,399	2,304	2,295	2,533	2,414
217	192	173	222	142	235	149	246
(92)	(99)	(65)	(101)	(47)	(104)	(49)	(118)
$ 4,939	$ 5,062	$ 5,267	$ 5,267	$ 4,738	$ 4,925	$ 6,377	5,935
$ 7	$ 158	$ 63	$ 136	$ 74	$ 49	$ 118	$ (376)
108	90	104	109	78	107	(186)	4
25	21	19	31	13	38	16	14
140	269	186	276	165	194	(52)	(358)
14	–	39	211	(98)	–	17	1,100
–	–	–	–	–	–	457	–
14	–	39	211	(98)	–	474	1,100
(7)	158	24	(75)	172	49	101	(1,476)
108	90	104	109	78	107	(643)	4
25	21	19	31	13	38	16	14
126	269	147	65	263	194	(526)	(1,458)
44	89	51	22	90	65	20	(397)
82	180	96	43	173	129	(546)	(1,061)
(1)	(8)	(3)	12	12	52	98	38
$ 81	$ 172	$ 93	$ 55	$ 185	$ 181	$ (448)	$ (1,023)
$ 0.05	$ 0.13	$ 0.05	$ 0.02	$ 0.09	$ 0.09	$ (0.32)	$ (0.78)
0.00	(0.01)	0.00	0.01	0.01	0.04	0.06	0.03
0.05	0.12	0.05	0.03	0.10	0.13	(0.26)	(0.75)
0.022500	0.045000	0.022500	0.045000	0.022500	0.045000	0.022500	0.045000
0.024063	0.046563	0.022500	0.045000	0.022500	0.045000	0.022500	0.045000
5.54	15.67	5.49	15.05	6.28	11.94	6.00	6.77
2.56	12.70	3.38	9.92	4.80	3.13	4.83	4.46

Management's responsibility for financial reporting

The accompanying Consolidated Financial Statements of **Bombardier Inc.** and all the information in this Annual Report are the responsibility of Management and have been approved by the Board of Directors.

The Consolidated Financial Statements have been prepared by Management in accordance with Canadian generally accepted accounting principles. The financial statements include some amounts that are based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly in all material respects. Financial information presented elsewhere in the Annual Report is consistent with that in the Consolidated Financial Statements.

Bombardier Inc.'s policy is to maintain systems of internal accounting and administrative controls of high quality, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is relevant, accurate and reliable and that the Corporation's assets are appropriately accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring that Management fulfils its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the Consolidated Financial Statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board and is entirely comprised of outside directors. The committee meets periodically with Management, as well as the internal auditors and the external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues, to satisfy itself that each party is properly discharging its responsibilities and to review the Consolidated Financial Statements and the external auditors' report. The committee reports its findings to the Board for consideration by the Board when it approves the Consolidated Financial Statements for issuance to shareholders.

The Consolidated Financial Statements have been audited by Ernst & Young LLP, the external auditors, in accordance with Canadian generally accepted auditing standards on behalf of the shareholders. The external auditors have full and free access to the Audit Committee.

PIERRE ALARY, CA
SENIOR VICE PRESIDENT
AND CHIEF FINANCIAL OFFICER
MARCH 30, 2004

Auditors' report

To the shareholders of Bombardier Inc.

We have audited the consolidated balance sheets of **Bombardier Inc.** as at January 31, 2004 and 2003 and the consolidated statements of income, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation.

In our opinion, these Consolidated Financial Statements present fairly, in all material respects, the financial position of the Corporation as at January 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Ernst & Young LLP

CHARTERED ACCOUNTANTS
MONTRÉAL, CANADA
FEBRUARY 27, 2004
(EXCEPT FOR NOTES 18 AND 24, WHICH ARE AS AT MARCH 16, 2004)

AS AT JANUARY 31 (MILLIONS OF CANADIAN DOLLARS)		BOMBARDIER INC. CONSOLIDATED		BOMBARDIER		BC	
	NOTES	**2004**	2003	**2004**	2003	**2004**	2003
Assets							
Cash and cash equivalents		**$ 1,619**	$ 1,014	**$ 1,605**	$ 713	**$ 14**	$ 301
Receivables	3	**2,438**	2,259	**2,246**	2,093	**192**	166
Finance receivables	4	**4,148**	7,013	**–**	–	**4,148**	7,013
Assets under operating leases	5	**740**	1,358	**114**	7	**626**	1,351
Inventories	6	**5,756**	5,264	**5,756**	5,264	**–**	–
Property, plant and equipment	7	**4,674**	5,386	**4,555**	5,239	**119**	147
Goodwill	8	**3,038**	3,245	**3,038**	3,245	**–**	–
Deferred income taxes	19	**699**	915	**455**	632	**244**	283
Investment in BC and advances and subordinated loans to Bombardier		**–**	–	**1,142**	1,287	**776**	69
Accrued benefit asset	23	**498**	265	**498**	265	**–**	–
Assets held for sale	2	**–**	1,260	**–**	1,260	**–**	–
Other assets	10	**1,959**	1,145	**998**	758	**961**	387
		$25,569	$29,124	**$20,407**	$20,763	**$7,080**	$9,717
Liabilities							
Short-term borrowings	11	**$ 308**	$ 2,564	**$ –**	$ 381	**$ 308**	$2,183
Advances from BC		**–**	–	**179**	69	**–**	–
Accounts payable and accrued liabilities	12	**9,000**	8,906	**8,668**	8,494	**332**	412
Advances and progress billings in excess of related costs	6	**3,563**	3,816	**3,563**	3,816	**–**	–
Deferred income taxes	19	**138**	186	**133**	182	**5**	4
Long-term debt	13	**8,074**	8,926	**2,781**	3,099	**5,293**	5,827
Accrued benefit liability	23	**1,236**	1,151	**1,236**	1,147	**–**	4
Liabilities related to assets held for sale	2	**–**	834	**–**	834	**–**	–
Subordinated loans from BC		**–**	–	**597**	–	**–**	–
		22,319	26,383	**17,157**	18,022	**5,938**	8,430
Shareholders' equity (Investment in BC)		**3,250**	2,741	**3,250**	2,741	**1,142**	1,287
		$25,569	$29,124	**$20,407**	$20,763	**$7,080**	$9,717
Commitments and contingencies	24						

The accompanying summary of significant accounting policies and notes are an integral part of these Consolidated Financial Statements and provide information on the financial statement presentation.

On behalf of the Board of Directors,

PAUL M. TELLIER
DIRECTOR

L. DENIS DESAUTELS
DIRECTOR

Consolidated statements of shareholders' equity

FOR THE YEARS ENDED JANUARY 31 (MILLIONS OF CANADIAN DOLLARS)	NOTES	2004		2003	
		NUMBER (IN THOUSANDS)	AMOUNT	NUMBER (IN THOUSANDS)	AMOUNT
SHARE CAPITAL	14				
Preferred shares					
Series 2		**2,598**	**$ 65**	2,598	$ 65
Series 3		**9,402**	**235**	9,402	235
Series 4		**9,400**	**235**	9,400	235
Balance at beginning and end of year – preferred shares		**21,400**	**535**	21,400	535
Common shares					
Class A Shares (Multiple Voting)					
Balance at beginning of year		**342,020**	**47**	342,367	47
Converted to Class B		**(2)**	**–**	(347)	–
Balance at end of year		**342,018**	**47**	342,020	47
Class B Shares (Subordinate Voting)					
Balance at beginning of year		**1,035,667**	**869**	1,028,404	849
Issue of shares		**370,000**	**1,203**	–	–
Issued under the share option plans	15	**1,898**	**4**	6,916	20
Converted from Class A		**2**	**–**	347	–
Balance at end of year		**1,407,567**	**2,076**	1,035,667	869
Balance at end of year – common shares		**1,749,585**	**2,123**	1,377,687	916
Total – share capital			**2,658**		1,451
CONTRIBUTED SURPLUS					
Balance at beginning of year			**–**		–
Stock-based compensation expense	1		**6**		–
Balance at end of year			**6**		–
RETAINED EARNINGS					
Balance at beginning of year			**1,133**		2,031
Net loss			**(89)**		(615)
Dividends:					
Preferred shares			**(30)**		(29)
Common shares			**(159)**		(249)
Share issue costs, net of tax			**(33)**		(5)
Balance at end of year			**822**		1,133
DEFERRED TRANSLATION ADJUSTMENT	20		**(236)**		157
Total – shareholders' equity			**$3,250**		$2,741

The accompanying summary of significant accounting policies and notes are an integral part of these Consolidated Financial Statements and provide information on the financial statement presentation.

Consolidated statements of income

FOR THE YEARS ENDED JANUARY 31 (MILLIONS OF CANADIAN DOLLARS, EXCEPT PER SHARE AMOUNTS)		BOMBARDIER INC. CONSOLIDATED		BOMBARDIER		BC	
	NOTES	**2004**	2003	**2004**	2003	**2004**	2003
Revenues							
Manufacturing		**$17,270**	$17,140	**$17,270**	$17,140	**$ –**	$ –
Services		**2,407**	2,310	**2,407**	2,310	**–**	–
Financing		**447**	493	**–**	–	**681**	895
Other		**1,197**	1,246	**1,197**	1,246	**–**	–
		21,321	21,189	**20,874**	20,696	**681**	895
Cost of sales		**18,297**	18,097	**18,186**	18,081	**345**	418
Selling, general and administrative		**1,368**	1,498	**1,238**	1,305	**130**	193
Depreciation and amortization		**793**	806	**660**	626	**133**	180
Research and development		**188**	191	**188**	191	**–**	–
Special items	18	**429**	1,311	**429**	1,311	**–**	–
Income from BC		**–**	–	**(44)**	(63)	**–**	–
		21,075	21,903	**20,657**	21,451	**608**	791
		246	(714)	**217**	(755)	**73**	104
Interest expense, net	17	**236**	216	**236**	216	**–**	–
Income (loss) from continuing operations before income taxes		**10**	(930)	**(19)**	(971)	**73**	104
Income tax expense (recovery)	19	**205**	(221)	**176**	(262)	**29**	41
Income (loss) from continuing operations		**(195)**	(709)	**(195)**	(709)	**44**	63
Income from discontinued operations, net of tax	2	**106**	94	**106**	94	**–**	–
Net income (loss)		**$ (89)**	$ (615)	**$ (89)**	$ (615)	**$ 44**	$ 63
Earnings (loss) per share:	16						
Basic and diluted							
From continuing operations		**$ (0.13)**	$ (0.54)				
From discontinued operations		**0.06**	0.07				
		$ (0.07)	$ (0.47)				

The accompanying summary of significant accounting policies and notes are an integral part of these Consolidated Financial Statements and provide information on the financial statement presentation.

Consolidated statements of cash flows

FOR THE YEARS ENDED JANUARY 31 (MILLIONS OF CANADIAN DOLLARS)	NOTES	BOMBARDIER INC. CONSOLIDATED 2004	2003	BOMBARDIER 2004	2003	BC 2004	2003
Operating activities							
Income (loss) from continuing operations		**$ (195)**	$ (709)	**$ (195)**	$ (709)	**$ 44**	$ 63
Non-cash items:							
Depreciation and amortization		**793**	806	**660**	626	**133**	180
Income from BC		**–**	–	**(44)**	(63)	**–**	–
Provision for credit losses	4	**81**	120	**–**	–	**81**	120
Deferred income taxes	19	**96**	(353)	**102**	(387)	**(6)**	34
Loss on disposals of property, plant and equipment		**5**	–	**5**	–	**–**	–
Stock-based compensation expense		**4**	–	**4**	–	**–**	–
Special items	18	**429**	1,311	**429**	1,311	**–**	–
Net changes in non-cash balances related to operations	21	**(1,796)**	647	**(1,707)**	553	**(89)**	94
Cash flows from operating activities		**(583)**	1,822	**(746)**	1,331	**163**	491
Investing activities							
Additions to property, plant and equipment		**(416)**	(721)	**(412)**	(708)	**(4)**	(13)
Disposals of property, plant and equipment		**164**	88	**142**	72	**22**	16
Net decrease in finance receivables		**2,047**	1,048	**–**	–	**2,047**	1,048
Additions to assets under operating leases		**(313)**	(1,597)	**–**	–	**(313)**	(1,597)
Disposals of assets under operating leases		**770**	1,847	**–**	–	**770**	1,847
Disposals of assets held for sale	2	**190**	–	**190**	–	**–**	–
Disposal of discontinued operations, net of cash disposed	2	**740**	–	**740**	–	**–**	–
Investment in BC and advances and subordinated loans to Bombardier		**–**	–	**778**	185	**(778)**	(185)
Other		**(597)**	(20)	**(161)**	(27)	**(436)**	7
Cash flows from investing activities		**2,585**	645	**1,277**	(478)	**1,308**	1,123
Financing activities							
Net variation in short-term borrowings		**(2,035)**	(1,787)	**(366)**	(1,079)	**(1,669)**	(708)
Proceeds from issuance of long-term debt		**1,286**	2,299	**56**	893	**1,230**	1,406
Repayments of long-term debt		**(1,504)**	(2,175)	**(192)**	(35)	**(1,312)**	(2,140)
Issuance of shares, net of related costs	14	**1,174**	250	**1,174**	250	**–**	–
Dividends paid		**(189)**	(278)	**(189)**	(278)	**–**	–
Cash flows from financing activities		**(1,268)**	(1,691)	**483**	(249)	**(1,751)**	(1,442)
Effect of exchange rate changes on cash and cash equivalents		**69**	(321)	**76**	(450)	**(7)**	129
Cash flows from continuing operations		**803**	455	**1,090**	154	**(287)**	301
Cash flows from discontinued operations	2	**(227)**	125	**(227)**	125	**–**	–
Net increase (decrease) in cash and cash equivalents		**576**	580	**863**	279	**(287)**	301
Cash and cash equivalents at beginning of year		**1,043**	463	**742**	463	**301**	–
Cash and cash equivalents at end of year (1)		**$ 1,619**	$ 1,043	**$ 1,605**	$ 742	**$ 14**	$ 301
(1) *Includes the following:*							
Cash and cash equivalents related to:							
Continuing operations		**$ 1,619**	$ 1,014	**$ 1,605**	$ 713	**$ 14**	$ 301
Discontinued operations		**–**	29	**–**	29	**–**	–
		$ 1,619	$ 1,043	**$ 1,605**	$ 742	**$ 14**	$ 301
Supplemental information							
Cash paid for:							
Interest		**$ 530**	$ 493				
Income taxes		**$ 78**	$ 63				

The accompanying summary of significant accounting policies and notes are an integral part of these Consolidated Financial Statements and provide information on the financial statement presentation.

Nature of operations and consolidated financial statement presentation

Bombardier Inc. (the "Corporation") is incorporated under the laws of Canada. Bombardier Inc., a diversified manufacturing and services company, is a manufacturer of transportation equipment, including regional and business aircraft and rail transportation equipment. It also provides financial services and asset management in business areas aligned with its core expertise.

Bombardier Inc. and its subsidiaries carry out their operations in three distinct segments, each one characterized by a specific operating cycle; therefore, the consolidated balance sheets are unclassified. Financial services and real estate activities, being distinct from Bombardier's other activities, are shown in a separate column, Bombardier Capital (BC), in the Consolidated Financial Statements.

The following describes the columns shown in these financial statements.

Bombardier Inc. consolidated

This column represents all of the activities of the Corporation on a consolidated basis, after the elimination of balances and transactions between Bombardier and BC.

Bombardier

This column represents the activities of the Corporation's two manufacturing segments (aerospace and transportation). Related party transactions and balances between these segments have been eliminated, whereas related party transactions and balances between Bombardier and BC have not been eliminated. Bombardier's investment in BC is accounted for under the equity method and comprises BC's equity and the subordinated debt of Bombardier in BC.

BC

This column represents the financial services and real estate activities of the Corporation. Related party transactions and balances within BC have been eliminated, whereas related party transactions and balances between BC and Bombardier have not been eliminated.

Bombardier Inc. consolidated – Significant accounting policies

Basis of consolidation

The Consolidated Financial Statements include the accounts of Bombardier Inc. and its subsidiaries, substantially all of which are wholly owned. They also include the Corporation's proportionate share of its joint ventures.

The principal subsidiaries of the Corporation included in the Consolidated Financial Statements are as follows:

SUBSIDIARY	LOCATION
Aerospace segment	
Learjet Inc.	United States
Short Brothers PLC	United Kingdom
Transportation segment	
Bombardier Transportation GmbH	Germany
Bombardier Transportation UK Ltd.	United Kingdom
Bombardier Transit Corporation	United States
Bombardier Transportation (Bahntechnologie) Germany GmbH & Co. KG	Germany
BC segment	
Bombardier Capital Inc.	United States
Bombardier Capital Ltd.	Canada

Most legal entities of the transportation segment use a December-31 fiscal year end. As a result, the Corporation consolidates these operations with a one-month lag with the remainder of its operations. To the extent that significant and/or unusual transactions or events occur during the one-month lag period, they are accounted for within the Corporation's Consolidated Financial Statements.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles (GAAP) requires Management to make estimates and assumptions, particularly as they relate to accounting for long-term contracts, aerospace programs and employee future benefits. These estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Actual results could differ from these estimates, and such differences could be material.

Translation of foreign currencies

Foreign operations are classified as integrated or self-sustaining. All significant foreign operations are classified as self-sustaining operations.

a) Self-sustaining foreign operations

All assets and liabilities are translated at exchange rates in effect at year end. Revenues and expenses are translated at the average exchange rates for the period. The resulting net gains or losses are included in deferred translation adjustment in the consolidated statements of shareholders' equity.

b) Accounts in foreign currencies

Accounts in foreign currencies as well as those of the integrated foreign operations, are translated using the temporal method. Under this method, monetary balance sheet items are translated at the exchange rates in effect at year end and non-monetary items are translated at historical exchange rates. Revenues and expenses (other than depreciation and amortization, which are translated at the same exchange rates as the related assets) are translated at the exchange rates in effect on the transaction dates or at the average exchange rates of the period. Translation gains or losses are included in the consolidated statements of income, except those related to debt designated as a hedge of the Corporation's net investment in self-sustaining foreign operations, which are included in deferred translation adjustment in the consolidated statements of shareholders' equity.

Cash and cash equivalents

Cash and cash equivalents consist of cash and highly liquid investments, with maturities of three months or less from the date of acquisition. These securities are with investment grade financial institutions only.

Long-lived assets

Long-lived assets comprise property, plant and equipment, assets under operating leases and depreciable intangible assets.

Long-lived assets held for use are reviewed for impairment when certain events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability test is performed using undiscounted future net cash flows that are directly associated with the asset's use and eventual disposition. The amount of the impairment, if any, is measured as the difference between the carrying value and the fair value of the impaired assets and presented as an additional current period depreciation charge or as special items.

Long-lived assets held for sale are stated at the lower of cost or fair value.

a) Property, plant and equipment

Property, plant and equipment are recorded at cost. Costs related to aerospace programs incurred once technical feasibility is proven and program launch takes place, including prototype design, development and testing, are accounted for as aerospace program tooling. Self-constructed aerospace program tooling includes interest charges incurred during construction.

Depreciation is computed under the straight-line method over the following estimated useful lives as follows:

Buildings	10 to 40 years
Equipment	2 to 15 years
Aerospace program tooling	10 years
Other	3 to 20 years

Depreciation of assets under construction begins when they are ready for their intended use.

b) Assets under operating leases

Assets under operating leases are recorded at cost. Depreciation is computed under the straight-line method over periods representing their estimated useful lives.

c) Depreciable intangible assets

Depreciable intangible assets represent the cost of acquired licences, patents and trademarks and are amortized over their estimated useful lives, not exceeding 20 years.

Long-term investments

Long-term investments presented in other assets are carried at cost. If it is determined that an investment has suffered a decline in value that is other than temporary, it is written down to its estimated net realizable value.

Income taxes

The Corporation applies the liability method of accounting for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences of temporary differences between the carrying amounts of assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using substantively enacted tax rates which will be in effect for the year in which the differences are expected to reverse. A valuation allowance is recorded to reduce the carrying amount of deferred income tax assets, when it is more likely than not that such assets will not be realized.

Earnings per share

Basic earnings per share are computed based on net income less dividends on preferred shares, divided by the weighted average number of Class A Shares (Multiple Voting) and Class B Shares (Subordinate Voting) outstanding during the fiscal year. Diluted earnings per share are computed using the treasury stock method, giving effect to the exercise of all dilutive elements.

Employee future benefits

The Corporation sponsors several domestic and foreign funded and unfunded defined benefit pension plans covering a majority of its employees. The Corporation also provides post-employment and post-retirement benefit plans. These benefit plans essentially consist of self-insured long-term disability plans in Canada and post-retirement health-care coverage and life insurance benefits in Canada and in the United States. The cost of pension and other benefits earned by employees is actuarially determined using the projected benefit method prorated on services, and Management's best estimate of expected plan investment performance, salary escalation, retirement ages of employees and health-care costs. Plan obligations are determined based on expected future benefit payments discounted using current market interest rates, and plan assets are measured at fair value. The Corporation uses a market-related valuation of assets that recognizes the effect of investment gains or losses over a three-year period from the year in which they occur for purposes of measuring the pension cost. The net actuarial gains and losses, based on the market-related value of plan assets, more than 10% of the greater of the benefit obligation and the market-related value of plan assets as well as prior service costs are amortized to income over the estimated average remaining service life of plan participants of approximately 16 years. When an event, such as the sale of a segment, gives rise to both a curtailment and a settlement, the curtailment is accounted for prior to the settlement. A curtailment is the loss by employees of the right to earn future benefits under the plan. A settlement is the discharge of a plan's obligation. The Corporation uses a measurement date of December 31.

Securitization transactions

Transfers of loans and receivables in securitization transactions are recognized as sales when control over these assets is deemed to have been surrendered, and consideration other than beneficial interests in the transferred assets was received. Assets retained may include interest-only strips, subordinated tranches of securities, servicing rights, over-collateralization amounts, cash reserve accounts and transferors' interests, all of which are included in receivables for Bombardier, and in finance receivables for BC. When the transfer is considered a sale, all assets sold are derecognized, assets received and the liabilities incurred are recognized at fair value. Such gain or loss depends in part on the previous carrying amount of the financial assets involved in the transfer. The carrying amount is allocated between the assets sold and the retained interests based on their relative fair values as at the date of transfer. Fair values are generally estimated based on the present value of future expected cash flows using Management's best estimates for credit losses, rate of prepayment, forward yield curves, and discount rates commensurate with the risks involved.

Retained interests are accounted for as loans or investments in accordance with their substance. When the carrying value exceeds the fair value of the retained interests accounted for as investments, and the decline in fair value is other than temporary, the retained interest is written down to fair value in the same period.

Allowance for credit losses

Finance receivables, trade receivables and loans are classified as impaired when, in the opinion of Management, there is reasonable doubt as to the ultimate collectibility of a portion of principal and interest. Accrual of interest income on finance receivables is suspended when the account becomes 90 days delinquent or may be suspended earlier if collection of an account becomes doubtful.

The Corporation maintains an allowance for credit losses in an amount sufficient to provide adequate protection against losses. The level of allowance is based on Management's assessment of the risks associated with each of the Corporation's portfolios, including loss and recovery experience, industry performance and the impact of current and projected economic conditions.

Derivative financial instruments

The Corporation uses forward foreign exchange contracts to hedge forecasted foreign currency cash flows. Forecasted foreign currency cash flows can only be hedged when significant characteristics and the expected terms of the forecasted foreign currency cash flows are identified and it is probable that these cash flows will occur. There is no recognition in the Consolidated Financial Statements of unrealized gains or losses on forward foreign exchange contracts designated as hedges of forecasted foreign currency cash flows until the anticipated transactions occur.

The Corporation enters into interest-rate swap agreements in order to modify the interest rate characteristics and to reduce the impact of fluctuating interest rates, mainly on its long-term debts and certain financial commitments. These swaps are accounted for using the accrual method. Under this method, net payments made or received on the derivative financial instruments are accrued as an adjustment to interest expense in the consolidated statements of income.

The Corporation does not use derivative financial instruments for trading or speculative purposes.

Gains and losses related to derivative financial instruments are recorded in the same category as the hedged item. When the hedged item is a forecasted foreign currency sale, gains and losses are included in revenues. When the underlying is a forecasted foreign currency cost, gains and losses are generally included in cost of sales.

Gains and losses associated with derivative financial instruments, which have been settled prior to maturity, are deferred and included in other assets or liabilities on the consolidated balance sheets and recognized to income in the period in which the related hedged transaction is recognized to income, if the underlying forecasted foreign currency cash flows are still probable of occurring. Otherwise, these gains and losses are recognized immediately to income. In the event that a hedged item is settled prior to the termination of the corresponding derivative financial instrument or is no longer probable of occurring, any unrealized gain or loss on such derivative financial instrument is recognized to income immediately.

Environmental obligations

Environmental liabilities are recorded when environmental claims or remedial efforts are probable, and the costs can be reasonably estimated. Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to future revenue generation, are expensed.

Stock-based compensation and other stock-based payments

The Corporation expenses stock-based compensation provided to its employees and directors, and stock based payments to non-employees, using the fair value-based method for all awards granted or modified after January 31, 2003. The fair value of stock options at the grant date is determined using an option pricing model. Compensation expense is recognized over the vesting period of the stock options.

Prior to February 1, 2003, the Corporation accounted for stock-based compensation provided to its employees and directors as capital transactions. However, pro forma net income and earnings per share for awards granted in fiscal year 2003 are disclosed using the fair value-based method. No compensation expense is recorded in the consolidated statements of income for these awards.

The Corporation's contributions to the employee share purchase plan are accounted for in the same manner as the related employee payroll costs.

Bombardier – Significant accounting policies

Revenue recognition

Revenues from the sale of commercial aircraft and narrow-body business aircraft (Bombardier Learjet), fractional interests in business aircraft and other products and services are recognized upon delivery of products or when the services are rendered.

Wide-body business aircraft (Bombardier Challenger 300, Bombardier Challenger 604 and Bombardier Global Express) contracts are segmented between green aircraft (i.e. before interiors and optional avionics are installed) and completion of interiors. Revenues are recognized based on green aircraft deliveries when certain conditions are met, and upon final acceptance of interiors and optional avionics by customers.

Revenues from long-term contracts consisting of designing, engineering or manufacturing of products, including major refurbishments, are recognized using the percentage-of-completion method of accounting consistent with Statement of Position 81-1 "Accounting for Performance of Construction-Type and Certain Production-Type Contracts" (SOP 81-1) published by the American Institute of Certified Public Accountants (AICPA). The degree of completion is generally determined by comparing the costs incurred to the total costs anticipated for the entire contract, excluding costs that are not representative for the measure of performance.

Revenues from long-term service contracts are recognized based on service performance over the term of the contract for service contracts entered into on or after December 17, 2003. Service contracts entered into prior to December 17, 2003, are accounted for using the percentage-of-completion method of accounting.

Estimated revenues from long-term contracts include revenues from change orders and claims when it is probable that they will result in additional revenues in an amount that can be reliably estimated.

Cost of sales

a) Aerospace programs

Average unit cost for commercial and business aircraft is determined based on the estimated total production costs for a predetermined program quantity. Program quantities are established based on Management's assessment of market conditions and foreseeable demand at the beginning of the production stage for each program, taking into consideration, among other factors, existing firm orders and options. The average unit cost is recorded to cost of sales at the time of each aircraft delivery. Under the learning curve concept, which anticipates a predictable decrease in unit costs as tasks and production techniques become more efficient through repetition and management action, excess over-average production costs during the early stages of a program are deferred and recovered from sales of aircraft anticipated to be produced later at lower-than-average costs.

Estimates of average unit production costs and of program quantities are an integral component of average cost accounting. Management conducts quarterly reviews as well as a detailed annual review in the fourth quarter, as part of its annual budget process, of its cost estimates and program quantities, and the effect of any revisions are accounted for by way of a cumulative catch-up adjustment to income in the period in which the revision takes place.

b) Long-term contracts

Cost of sales for long-term contracts is established based on cost incurred, including material, direct labour and manufacturing overhead costs. If a contract review indicates a negative gross margin, the entire expected loss on the contract is recognized in the period in which the negative gross margin is identified.

Management conducts quarterly reviews as well as a detailed annual review in the fourth quarter, as part of its annual budget process, of its cost estimates, and the effect of any revisions are accounted for by way of a cumulative catch-up adjustment to income in the period in which the revision takes place.

Inventory valuation

a) Aerospace programs

Inventory, determined under the average cost accounting method, is recorded at the lower of cost or net recoverable value. It includes raw materials, direct labour and manufacturing overhead.

To the extent that inventory costs are expected to exceed their recoverable amount, charges are made to current period income to reduce inventoried costs to their estimated recoverable amount.

b) Long-term contracts

Long-term contracts inventory is recorded at cost which includes material, direct labour, manufacturing overhead incurred and related estimated margins.

c) Other inventories

Raw material and finished product inventories, other than those included in long-term contracts and aerospace programs, are valued at the lower of cost (specific cost, average cost or first-in, first-out) and replacement cost (raw materials) or net realizable value (finished products). The cost of finished products includes the cost of raw materials, direct labour and related manufacturing overhead.

Pre-owned aircraft available for sale are stated at the lower of cost or net realizable value. The Corporation determines net realizable value by using third-party appraisals of aircraft value and by reviewing current and future market conditions, including information developed from the sale of similar aircraft in the secondary market.

d) Advances and progress billings

Advances received and progress billings on long-term contracts and aerospace programs are deducted from related costs in inventories. Advances and progress billings in excess of related costs are shown as liabilities.

Research and development

Development costs are capitalized when certain criteria are met for deferral and their recovery is reasonably assured. Development costs related to aerospace programs are included in aerospace program tooling. Research and development costs related to long-term contracts are recorded as inventory costs and charged to cost of sales under long-term contract accounting.

Research and development expenses presented in the consolidated statements of income exclude those incurred under long-term contracts and aerospace programs.

Goodwill

Goodwill represents the difference between the purchase price, including acquisition costs, of businesses acquired and the fair value of the identifiable net assets acquired. Goodwill is tested for impairment annually, or more frequently if events or circumstances indicate that the asset might be impaired. If the carrying value of a reporting unit, including the allocated goodwill, exceeds its fair value, goodwill impairment is measured as the excess of the carrying amount of the reporting unit's allocated goodwill over the implied fair value of the goodwill, based on the fair value of the assets and liabilities of the reporting unit.

Product warranties

Warranty expense is recognized at the time of sale based on estimated amounts of warranty costs to be incurred. These estimates are based on a number of factors, including the historical warranty claims and cost experience, the type and duration of warranty coverage, the nature of products sold and counter-warranty coverage available from the Corporation's suppliers. The Corporation periodically reviews its recorded warranty liability and adjusts the amount recognized as necessary.

Warranty expense is recorded as a component of cost of sales.

Sales incentives

In connection with the sale of new aircraft, the Corporation provides credit guarantees, residual value guarantees and trade-in options to customers.

The provisions for losses for credit and residual value guarantees are measured at the time of sale based on the expected net present value of net payments to be made under the guarantees. The provisions for losses for trade-in options are recorded at the amount of the anticipated losses. The Corporation determines expected future payments or losses under the guarantees or trade-in options using, when available, third-party appraisals of expected aircraft value, current credit ratings of guaranteed parties, current and future market conditions, the age and condition of the aircraft and expected availability levels for the aircraft in the market. The provisions are reviewed quarterly and the effect of any revision is recognized in the period in which the revision takes place.

BC – Significant accounting policies

Financing revenues

Financing revenues are comprised of the following:

a) Interest income

Interest income related to finance receivables is recognized on an accrual basis, computed on the average daily finance receivables outstanding balance.

b) Finance lease income

Lease income related to finance leases is recognized over the terms of the applicable leases in a manner that produces a constant rate of return on the lease investment.

c) Operating lease income

Operating lease income is recognized over the term of the lease on a straight-line basis.

Lease receivables

Assets leased under terms that transfer substantially all of the benefits and risks of ownership to customers are accounted for as direct financing leases and included in finance receivables.

Deferred origination costs

BC defers the direct origination costs of finance receivables. These costs are amortized on a yield basis over the expected term of the finance receivables.

Notes to consolidated financial statements

FOR THE YEARS ENDED JANUARY 31, 2004 AND 2003
(TABULAR FIGURES IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE INDICATED)

1 CHANGES IN ACCOUNTING POLICIES

Impairment of long-lived assets

The Corporation early adopted the new accounting recommendations related to the determination of long-lived asset impairment as well as recognition, measurement and disclosure of the impairment, effective February 1, 2003. The adoption of these new recommendations had no material impact on the Corporation's Consolidated Financial Statements for the year ended January 31, 2004.

Disposal of long-lived assets and discontinued operations

The Corporation early adopted the new accounting recommendations providing accounting guidance for long-lived assets to be disposed of other than by sale, long-lived assets to be disposed of by sale, and presentation and disclosure for discontinued operations, effective February 1, 2003. The adoption of these new recommendations had no material impact on the Corporation's Consolidated Financial Statements for the year ended January 31, 2004.

Stock-based compensation and other stock-based payments

During the fourth quarter of the year ended January 31, 2004, the Corporation began expensing, with retroactive effect to February 1, 2003, employee stock-based compensation using the fair value based method for all awards granted or modified after February 1, 2003 in accordance with the new accounting recommendations for stock-based compensation and other stock-based payments. Previously, the Corporation accounted for its employee stock-based compensation as capital transactions. The adoption of these new recommendations had no material impact on the Corporation's Consolidated Financial Statements for the year ended January 31, 2004.

Severance and termination benefits and costs associated with exit and disposal activities

In April 2003, the Corporation prospectively adopted the new accounting rules of the Emerging Issues Committee (EIC) relating to "Accounting for Severance and Termination Benefits" (EIC 134) and "Accounting for Costs Associated with Exit and Disposal Activities" (EIC 135). These new accounting rules provide interpretive guidance to harmonize accounting rules for severance and termination benefits and require companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Prior to these rules, a commitment to an exit or disposal plan was sufficient to record the majority of such costs. The Corporation applied these new rules to the restructuring charges recorded as special items after the date of adoption.

Accounting for separately priced extended warranty and product maintenance contracts

On December 17, 2003, the Corporation prospectively adopted the new accounting rules of the EIC relating to "Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts" (EIC 143). These new accounting rules apply to extended warranty and product maintenance contracts that are separately priced, as well as those not separately priced but which are accounted for as separate units of accounting in accordance with "Revenue Arrangements with Multiple Deliverables" (EIC 142). These new rules apply to contracts entered into on or after December 17, 2003. The adoption of the new rules had no material impact on the Corporation's Consolidated Financial Statements for the year ended January 31, 2004.

Employee future benefits

The Corporation early adopted the additional disclosure recommendations for Employee Future Benefits for current and comparative year information.

2 __ DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

On December 18, 2003, the Corporation sold its recreational products segment for $960 million, $910 million of which was paid in cash, and $50 million of which was paid through the issuance of preferred shares of the purchaser's parent company. The preferred shares, which carry a cumulative 6% dividend and are redeemable under certain conditions, were recorded at their fair value of $40 million. Net proceeds at closing were impacted by adjustments totalling $153 million for variations in working capital, pension plan funding, transaction costs and other items. As a result, net cash proceeds were $740 million, net of cash disposed of $17 million. Net cash proceeds will be further adjusted during the fiscal year ending January 31, 2005 for the Corporation's commitments towards pension plan funding and other adjustments. This transaction resulted in a gain of $155 million ($101 million after tax). The results of operations, cash flows and financial position of this segment have been segregated in the accompanying Consolidated Financial Statements.

In connection with this sale, the Corporation and the Corporation's former recreational product segment (referred to as BRP in these Consolidated Financial Statements – see note 9) entered into a trademark licence agreement under which Bombardier licensed to BRP certain trademarks owned by Bombardier.

The results of discontinued operations (up to December 18, 2003 for fiscal year 2004) presented in the accompanying consolidated statements of income were as follows:

	2004	2003
	(321-DAY PERIOD)	(365-DAY PERIOD)
Revenues	**$2,147**	$2,476
Cost of sales and operating expenses [1]	**2,062**	2,247
Depreciation and amortization	**46**	57
Interest expense, net	**30**	33
	2,138	2,337
Income before income taxes	**9**	139
Income tax expense	**4**	45
	5	94
Gain on sale of the recreational products segment, net of tax	**101**	–
Income from discontinued operations	**$ 106**	$ 94

[1] Includes selling, general and administrative and research and development expenses.

The cash flows from discontinued operations presented in the accompanying consolidated statements of cash flows were as follows:

	2004	2003
	(321-DAY PERIOD)	(365-DAY PERIOD)
Operating activities	**$ (214)**	$ 155
Investing activities	**(30)**	(46)
Financing activities	**1**	(3)
Effect of exchange rate changes on cash and cash equivalents	**16**	19
Cash flows from discontinued operations	**$ (227)**	$ 125

On May 22, 2003, the Corporation sold the Belfast City Airport unit for net proceeds of £35 million ($78 million), resulting in a pre-tax gain of $3 million. On October 31, 2003, the Corporation sold Military Aviation Services (MAS) for net proceeds of $85 million US ($112 million), resulting in a pre-tax gain of $98 million. These activities were part of the aerospace segment.

The assets and liabilities of these units, as well as the recreational products segment, were segregated in the accompanying consolidated balance sheets and were reported as Assets held for sale and Liabilities related to assets held for sale.

NOTE 2. DISCONTINUED OPERATIONS AND ASSETS FOR SALE (CONT'D)

The assets held for sale and related liabilities were as follows as at January 31, 2003:

	RECREATIONAL PRODUCTS	MAS AND BELFAST CITY AIRPORT	TOTAL
Assets			
Cash and cash equivalents	$ 29	$ –	$ 29
Receivables	70	19	89
Inventories	554	4	558
Property, plant and equipment	373	112	485
Other assets	98	1	99
	$1,124	$ 136	$1,260
Liabilities			
Accounts payable and accrued liabilities	$ 610	$ 67	$ 677
Long-term debt	4	–	4
Other liabilities	106	47	153
	$ 720	$ 114	$ 834

3 RECEIVABLES

Receivables were as follows as at January 31:

	2004	2003
Bombardier		
Trade receivables		
Aerospace		
U.S. dollars	**$ 184**	$ 188
Canadian dollars	**42**	131
Other currencies	**17**	20
Transportation		
Euros	**552**	479
U.S. dollars	**258**	104
Various western currencies	**218**	223
Sterling pounds	**206**	270
Other currencies	**120**	46
	1,597	1,461
Claims [1]	**248**	303
Retained interests	**218**	218
Sales tax	**132**	22
Income tax credit	**13**	62
Other	**137**	123
	2,345	2,189
Allowance for doubtful accounts	**(99)**	(96)
	2,246	2,093
BC	**192**	166
	$2,438	$2,259

[1] See note 24 – claims.

The dollar denomination of trade receivables was attributed based on the invoicing currency.

As at January 31, 2004, the receivables transferred to financing structures and outstanding amounted to $336 million ($387 million as at January 31, 2003), $118 million ($169 million as at January 31, 2003) of which were sold. The retained interests provide credit enhancements for the receivables transferred on a fully-serviced basis. These receivables are not available to pay the Corporation's creditors. The Corporation received proceeds of $1.4 billion on the sale of trade receivables during fiscal year 2004 ($387 million for fiscal year 2003).

4 FINANCE RECEIVABLES

BC's finance receivables were as follows as at January 31:

	2004			2003		
	TOTAL	WEIGHTED AVERAGE MATURITY (MONTHS)	WEIGHTED AVERAGE RATE (%)	TOTAL	WEIGHTED AVERAGE MATURITY (MONTHS)	WEIGHTED AVERAGE RATE (%)
Continued portfolios						
Inventory finance [1]	**$2,474**	**5**	**8.7**	$2,953	5	8.8
Receivable financing with BRP	**84**	**2**	**5.2**	–	–	–
	2,558			2,953		
Commercial aircraft						
Interim financing	**685**	**7**	**4.6**	786	6	4.5
Long-term leasing	**100**	**68**	**5.7**	136	73	5.6
	785			922		
Total [2]	**3,343**			3,875		
Allowance for credit losses	**(38)**			(44)		
Total continued portfolios	**3,305**			3,831		
Wind-down portfolios						
Manufactured housing [3]	**310**	**245**	**11.6**	434	258	11.6
Business aircraft	**265**	**63**	**6.7**	1,221	55	6.2
Consumer finance	**195**	**88**	**11.0**	342	89	11.4
Industrial equipment	**42**	**37**	**8.8**	59	42	8.8
Receivable factoring	**–**	**–**	**–**	1,039	3	4.3
Other [4]	**69**	**15**	**8.5**	194	21	9.0
Total [5]	**881**			3,289		
Allowance for credit losses	**(38)**			(107)		
Total wind-down portfolios	**843**			3,182		
	$4,148			$7,013		

(1) Includes $1,582 million securitized to third parties as at January 31, 2004 ($2,089 million as at January 31, 2003).
(2) Comprised of $669 million of loans, $2,558 million of receivables and $116 million of lease receivables as at January 31, 2004 ($771 million, $2,953 million and $151 million respectively, as at January 31, 2003).
(3) In addition, manufactured housing portfolios in public securitization vehicles amounting to $1,559 million as at January 31, 2004 ($2,096 million as at January 31, 2003) were serviced by BC.
(4) Includes the technology management and finance, mid-market equipment commercial finance and small ticket finance portfolios.
(5) Comprised of $690 million of loans and $191 million of lease receivables as at January 31, 2004 ($1,852 million of loans, $1,039 million of receivables and $398 million of lease receivables as at January 31, 2003).

Product description

a) Continued portfolios

The inventory finance portfolio represents mainly floorplan receivables from retailers of recreational products. These receivables are generally collateralized by the related inventory and are secured by repurchase agreements with distributors or manufacturers. In the event of default, BC may repossess the products from a retailer within a specified time period and may require the distributors or manufacturers to repurchase them.

Effective June 1, 2002, certain modifications were made to the securitization agreements related to the floorplan receivable portfolios. As a result, the Corporation regained control for accounting purposes, of these portfolios and, accordingly, an amount of $2.0 billion of securitized receivables and the related short-term borrowings and long-term debt were recognized on-balance sheet as of that date. No gains or losses resulted from these transactions.

Receivable financing with BRP consists of trade receivables originated from BRP. BC funds receivables subject to certain eligibility criteria for BRP's U.S. and European subsidiaries. Funding occurs in U.S. dollars and currency risk is retained by BRP (see note 9).

The commercial aircraft portfolio includes loans and lease receivables related to interim and long-term financing of commercial aircraft. The loans and lease receivables are generally collateralized by the related assets.

NOTE 4. FINANCE RECEIVABLES (CONT'D)

b) Wind-down portfolios

The manufactured housing portfolio consists of contractual promises made by the buyers of manufactured housing units in the U.S. to pay amounts owed under retail instalment sales contracts. BC obtains a security interest in the housing units purchased.

The business aircraft portfolio consists of loans and lease receivables, mainly with third-party purchasers of new and pre-owned business aircraft. During fiscal year 2004, the Corporation sold a significant portion of this portfolio for $339 million US ($475 million) at the carrying value of the assets sold. Payment of $42 million US ($56 million) is conditional upon the performance of the portfolio sold. This amount is presented in other assets on the consolidated balance sheets.

The consumer finance portfolio relates primarily to the financing of third-party recreational products in the form of revolving credit and instalment loans, secured by the related recreational products, to consumers in the U.S.

The industrial equipment portfolio consists mainly of loans and finance leases receivables to companies in the ski industry. Following the decision to no longer originate loans in this portfolio, the portfolio has been reclassified from continuing to wind-down portfolios in fiscal year 2004.

Receivable factoring consisted of third-party trade receivables originated from Bombardier's manufacturing segments.

Lease receivables

Lease receivables are mostly concentrated in the commercial aircraft long-term leasing and the business aircraft portfolios, as well as the "other" wind-down portfolios and consist of the following, before-allowance-for-credit losses as at January 31:

	2004		2003	
	CONTINUED	**WIND-DOWN**	CONTINUED	WIND-DOWN
Total minimum lease payments	**$167**	**$227**	$181	$ 497
Unearned income	**(51)**	**(43)**	(30)	(110)
Unguaranteed residual value	**–**	**7**	–	11
	$116	**$191**	$151	$ 398

Minimum receipts

Minimum receipts in connection with finance receivables for the next five fiscal years and thereafter were as follows:

	CONTINUED			WIND-DOWN		
	LOANS	RECEIVABLES	LEASE RECEIVABLES	LOANS	LEASE RECEIVABLES	TOTAL
2005	$619	$2,558	$114	$ 97	$ 59	$3,447
2006	–	–	44	83	36	163
2007	–	–	6	69	23	98
2008	3	–	3	56	16	78
2009	2	–	–	40	14	56
Thereafter	45	–	–	345	79	469
Minimum receipts	669	2,558	167	690	227	4,311
Unearned income	–	–	(51)	–	(43)	(94)
Unguaranteed residual value	–	–	–	–	7	7
	$669	$2,558	$116	$690	$191	$4,224

NOTE 4. FINANCE RECEIVABLES (CONT'D)

Credit facilities

BC has provided certain of its third-party customers with credit facilities totalling $652 million and $2,572 million US as at January 31, 2004 ($671 million and $2,519 million US as at January 31, 2003). The unused portion of these facilities amounted to $246 million and $950 million US as at January 31, 2004 ($168 million and $907 million US as at January 31, 2003). These credit facilities are generally committed for periods not exceeding one year.

Allowance for credit losses

Changes in the allowance for credit losses were as follows as at January 31:

	2004	2003
Balance at beginning of year	**$ 151**	$ 273
Provision for credit losses	**81**	120
Amounts charged off – net of recoveries	**(141)**	(234)
Effect of foreign currency exchange rate changes	**(15)**	(8)
Balance at end of year	**$ 76**	$ 151

Impaired finance receivables amounted to $8 million and $93 million as at January 31, 2004 for continued and wind-down portfolios respectively ($40 million and $218 million respectively as at January 31, 2003). Repossessed assets amounted to $49 million and $31 million as at January 31, 2004 and 2003 respectively.

Geographic distribution

The geographic distribution of finance receivables before allowance for credit losses was as follows as at January 31:

2004	CANADA	UNITED STATES	WESTERN EUROPE	OTHER	TOTAL
Loans	**$ 49**	**$1,270**	**$ 17**	**$ 23**	**$1,359**
Receivables	**400**	**2,152**	**2**	**4**	**2,558**
Lease receivables	**54**	**155**	**2**	**96**	**307**
	$503	**$3,577**	**$ 21**	**$ 123**	**$4,224**

2003	CANADA	UNITED STATES	WESTERN EUROPE	OTHER	TOTAL
Loans	$128	$2,231	$207	$ 57	$2,623
Receivables	774	2,897	310	11	3,992
Lease receivables	62	247	106	134	549
	$964	$5,375	$623	$ 202	$7,164

No single customer represented more than 10% of BC's finance receivables as at January 31, 2004 and 2003.

Securitizations and other transfers of receivables

BC retains interests in the finance receivables sold to special-purpose entities (SPEs), amounting to $87 million as at January 31, 2004 ($114 million as at January 31, 2003). The retained interests are presented with the related finance receivable portfolios. BC was also servicing finance receivables sold to third parties related to its wind-down portfolios, amounting to $84 million as at January 31, 2004 ($179 million as at January 31, 2003). BC records fee income in connection with the retained servicing rights.

5 ASSETS UNDER OPERATING LEASES

Assets under operating leases were as follows as at January 31:

	2004		2003	
	COST	NET BOOK VALUE	COST	NET BOOK VALUE
Bombardier				
Pre-owned aircraft	**$ 120**	**$114**	$ 7	$ 7
BC				
Continued portfolios				
Commercial aircraft	**424**	**275**	453	378
Wind-down portfolios				
Business aircraft	**338**	**231**	907	815
Freight cars	**70**	**51**	80	61
Industrial equipment [1]	**69**	**46**	73	56
Other	**43**	**23**	71	41
	520	**351**	1,131	973
Total BC	**944**	**626**	1,584	1,351
	$1,064	**$740**	$1,591	$1,358

[1] The industrial equipment portfolio was reclassified from continuing to wind-down portfolios during the fiscal year ended January 31, 2004.

The weighted average maturity of the operating leases was 66 and 39 months for Bombardier and BC, respectively, as at January 31, 2004 (47 and 56 months for Bombardier and BC, respectively, as at January 31, 2003).

Depreciation of assets under operating leases was $6 million and $125 million for Bombardier and BC, respectively, for the year ended January 31, 2004 (nil and $169 million for Bombardier and BC, respectively, for the year ended January 31, 2003) and is included in depreciation and amortization in the consolidated statements of income.

BC also manages a portfolio of freight cars under operating leases whereby BC is the lessee/sub-lessor. The net present value of the minimum lease payments payable by BC pursuant to these arrangements was $864 million as at January 31, 2004 ($1,018 million as at January 31, 2003). BC's undiscounted minimum lease payments related to this portfolio are included in note 24.

6 INVENTORIES

Bombardier's inventories were as follows as at January 31:

	2004	2003
Raw materials	**$ 106**	$ 114
Aerospace programs	**2,150**	2,184
Long-term contracts	**2,438**	1,711
Finished products	**1,062**	1,255
	$5,756	$5,264

As at January 31, 2004, finished products included four new aircraft, not associated with a firm order, amounting to $71 million and 23 pre-owned aircraft amounting to $213 million (16 new aircraft amounting to $244 million and 11 pre-owned aircraft amounting to $80 million as at January 31, 2003).

NOTE 6. INVENTORIES (CONT'D)

Aerospace programs

Aerospace program inventories included the following excess over-average production costs (EOAPC) as at January 31:

	2004	2003
Regional aircraft		
Bombardier CRJ Series	**$ 317**	$ 334
Bombardier Q-Series	**94**	94
Business aircraft		
Bombardier Learjet Series	**365**	379
Bombardier Challenger 300	**72**	–
Bombardier Global Series	**538**	483
	$1,386	$1,290

The EOAPC recoverable from existing firm orders amounted to $440 million as at January 31, 2004 ($515 million as at January 31, 2003). Management expects to recover the balance of EOAPC from future customer orders.

Anticipated proceeds from future sales of aircraft for each program exceeded the related costs in inventories as at January 31, 2004 and 2003, plus the estimated additional production costs to be incurred for each program. However, substantial amounts of EOAPC costs may eventually be charged to expense in a given year if fewer than the aircraft program quantity are sold, the proceeds from future sales of aircraft are lower than those anticipated, or the costs to be incurred to complete the programs exceed current estimates.

Advances and progress billings

Under certain contracts, title to inventories is vested in the customer as the work is performed, in accordance with contractual arrangements and industry practice. In addition, in the normal conduct of its operations, the Corporation provides performance bonds, bank guarantees and other forms of guarantees to customers, mainly in the transportation segment, as security for advances received from customers pending performance under certain contracts. In accordance with industry practice, the Corporation remains liable to the purchasers for the usual contractor's obligations relating to contract completion in accordance with predetermined specifications, timely delivery and product performance.

Costs incurred and recorded margins related to long-term contracts and costs incurred related to ongoing aerospace programs amounted to $5,510 million and $2,922 million respectively, as at January 31, 2004 ($5,212 million and $3,275 million respectively, as at January 31, 2003). Advances received and progress billings on long-term contracts and ongoing aerospace programs amounted to $5,836 million and $1,571 million, respectively, as at January 31, 2004 ($6,542 million and $1,866 million respectively, as at January 31, 2003), $2,764 million and $799 million of which represent a liability disclosed as advances and progress billings in excess of related costs as at January 31, 2004 ($3,041 million and $775 million respectively, as at January 31, 2003).

7 — Property, plant and equipment

Property, plant and equipment were as follows as at January 31:

	2004		2003	
	COST	NET BOOK VALUE	COST	NET BOOK VALUE
Bombardier				
Land	**$ 138**	**$ 138**	$ 221	$ 221
Buildings	**2,176**	**1,284**	2,233	1,505
Equipment	**1,719**	**754**	1,931	997
Aerospace program tooling				
Regional aircraft	**1,495**	**699**	1,397	784
Business aircraft	**2,273**	**1,498**	2,216	1,532
Other	**201**	**182**	250	200
	8,002	**4,555**	8,248	5,239
BC	**163**	**119**	200	147
	$8,165	**$4,674**	$8,448	$5,386

Included in the above are assets under construction and development amounting to $210 million and $634 million, respectively as at January 31, 2004 and 2003. Interest capitalized to assets under construction and development amounted to $18 million and $35 million, respectively, for the years ended January 31, 2004 and 2003.

8 — Goodwill

Goodwill is related to the DaimlerChrysler Rail Systems GmbH (Adtranz) acquisition. The change in the carrying amount of goodwill relates mainly to foreign exchange fluctuations.

9 — Transactions with related parties

In the ordinary course of business, BC purchases receivables from BRP, a company with common significant shareholders with Bombardier Inc., from which it earns financing revenues. In addition, BC also earns financing revenues related to sales incentive programs in connection with retailer financing provided by BC. These transactions are measured at exchange amounts which approximate fair value.

Total transactions with BRP were as follows during the period between December 19, 2003 and January 31, 2004:

Receivable financing	$102
Financing revenues	$ 3

BRP and BC have entered into a retail floorplan inventory financing agreement for retailers of BRP products and a receivables financing agreement.

The inventory financing agreement is for a maximum amount of $750 million US ($995 million) for a renewable period of five years. Under the agreement, BC acts as the exclusive provider of floorplan financing to retailers of BRP-manufactured products (excluding outboard engine products). During the term of the agreement, BC has agreed not to provide retailer floorplan financing related to products of direct competitors of BRP (excluding outboard engine products).

The receivable financing agreement is for a maximum of $115 million US ($153 million) and expires in June 2005. BC funds receivables subject to certain eligibility criteria for BRP's U.S. and European subsidiaries. Funding occurs in U.S. dollars and currency risk is retained by BRP.

10 __ OTHER ASSETS

Other assets were as follows as at January 31:

	2004	2003
Bombardier		
Intangible assets[1], net of accumulated amortization of $59 million as at January 31, 2004 ($33 million as at January 31, 2003)	**$ 274**	$ 287
Loans and investments[2]	**372**	130
Prepaid expenses	**197**	204
Investment in preferred shares (see note 2)	**40**	–
Other	**115**	137
	998	758
BC		
Loan[3]	**412**	–
Derivative financial instruments	**297**	114
Prepaid expenses	**75**	78
Deposits	**58**	–
Other	**119**	195
	961	387
	$1,959	$1,145

[1] Include licences, patents and trademarks.
[2] Loans and investments include $262 million as at January 31, 2004 ($58 million as at January 31, 2003) related to financing structures in the aerospace segment, as well as $89 million as at January 31, 2004 ($72 million as at January 31, 2003) related to marketable securities and $21 million as at January 31, 2004 (nil as at January 31, 2003) of other long-term receivables.
[3] The loan was made in connection with a financing transaction entered into for term-debt management.

11 __ SHORT-TERM BORROWINGS

Short-term borrowings were as follows as at January 31:

	2004	2003
Bombardier	**$ –**	$ 381
BC	**308**	2,183
	$ 308	$2,564

Under banking syndicate agreements, Bombardier Inc. and some of its subsidiaries must maintain certain financial ratios, a condition which was met as at January 31, 2004 and 2003.

Bombardier

Bombardier's credit facilities and their rates and maturities, were as follows as at January 31:

2004

	COMMITTED	AMOUNTS DRAWN	LETTERS OF CREDIT DRAWN	AVAILABLE	YEAR-END RATE	AVERAGE RATE FOR THE YEAR	MATURITY (FISCAL YEAR)
European	**$6,129**	**$ –**	**$4,484**	**$1,645**	**–**	**2.5%**	**2005-2008**
North American	**1,730**	**–**	**1,271**	**459**	**–**	**3.9%**	**2005-2006**
	$7,859	**$ –**	**$5,755**	**$2,104**			

2003

	COMMITTED	AMOUNTS DRAWN[1]	LETTERS OF CREDIT DRAWN	AVAILABLE	YEAR-END RATE	AVERAGE RATE FOR THE YEAR	MATURITY (FISCAL YEAR)
European	$6,159	$381	$3,574	$2,204	3.1%	3.1%	2004-2008
North American	1,750	–	616	1,134	–	2.9%	2004-2006
	$7,909	$381	$4,190	$3,338			

[1] The foreign currency component of the amounts drawn was €195 million.

NOTE 11. SHORT-TERM BORROWINGS (CONT'D)

On September 9, 2003, the Corporation renewed the 364-day portion of its North American credit facility for an amount of $730 million (previously $750 million).

On July 9, 2003, the Corporation renewed the 364-day portion of its European credit facility for an amount of €560 million (previously €600 million).

Remaining bilateral facilities resulting from the Adtranz acquisition amounted to $380 million as at January 31, 2004 ($505 million as at January 31, 2003).

In addition to the outstanding letters of credit shown in the above tables, Bombardier had $406 million of outstanding letters of credit as at January 31, 2004 ($900 million as at January 31, 2003).

In October 2002, Bombardier repaid, at maturity, $802 million (¥20 billion, €200 million and $250 million) of floating-rate notes issued in August 2001.

On July 10, 2002, the Corporation entered into a new €3,750-million credit facility to refinance its existing €1,700-million European credit facility and various bilateral facilities resulting from the Adtranz acquisition. This credit facility had a committed 364-day portion of €600 million and a committed five-year portion of €3,150 million.

BC

BC's credit facilities and borrowings and their rates and maturities were as follows as at January 31:

2004

	COMMITTED	AMOUNTS DRAWN(1)	AVAILABLE	YEAR-END RATE	AVERAGE RATE FOR THE YEAR	MATURITY (FISCAL YEAR)
Revolving lines	**$ 796**	**$ –**	**$ 796**	**–**	**1.8%**	**2006**
Securitized floorplan	**527**	**308**	**219**	**2.0%**	**2.2%**	**2005**
	$1,323	**$ 308**	**$1,015**			

(1) The foreign currency component of the amounts drawn was $135 million US.

2003

	COMMITTED	AMOUNTS DRAWN(1)	AVAILABLE	YEAR-END RATE	AVERAGE RATE FOR THE YEAR	MATURITY (FISCAL YEAR)
Revolving lines	$1,999	$ 727	$1,272	2.0%	2.1%	2004-2006
Bank loans	153	139	14	2.9%	3.0%	2004
Other	46	–	46	–	4.8%	2004
Securitized floorplan	1,317	1,317	–	1.5%	1.9%	2004
	$3,515	$2,183	$1,332			

(1) The foreign currency component of the amounts drawn was $473 million US for the revolving lines; $50 million US and various Western European currencies for an equivalent Canadian dollar amount of $63 million for the bank loans; and $777 million US for the securitized floorplan.

During the year ended January 31, 2004, BC did not renew two 364-day revolving facilities of $470 million and $400 million US, which matured in September 2003, in accordance with BC's expected future requirements.

12 ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities were as follows as at January 31:

	2004	2003
Bombardier		
Accounts payable	**$2,849**	$3,233
Sales incentives and related provisions	**1,575**	1,127
Warranty provision	**1,236**	1,269
Accrued liabilities	**1,178**	1,243
Payroll related liabilities	**477**	481
Severance and other involuntary termination obligations	**237**	148
Interest payable	**153**	177
Other	**963**	816
	8,668	8,494
BC		
Accounts payable and accrued liabilities	**111**	130
Interest payable	**57**	88
Income taxes payable	**25**	4
Other	**139**	190
	332	412
	$9,000	$8,906

Product warranties

Product warranties in the aerospace segment typically range from one to five years, except for structural warranties which extend up to 20 years, and from one to five years in the transportation segment.

The following table summarizes product warranty activity during the year ended January 31, 2004:

	AEROSPACE	TRANSPORTATION	TOTAL
Balance as at January 31, 2003	$312	$ 957	$1,269
Current expense	171	556	727
Changes in estimates	106	(24)	82
Cash paid	(235)	(574)	(809)
Effect of foreign currency exchange rate changes	(9)	(24)	(33)
Balance as at January 31, 2004	**$345**	**$ 891**	**$1,236**

13 __ LONG-TERM DEBT

Long-term debts were as follows as at January 31:

	AMOUNT IN CURRENCY OF ORIGIN	CURRENCY	FIXED/ VARIABLE	INTEREST RATE[2]	MATURITY	PAYMENT OF INTEREST[3]	2004 AMOUNT
Bombardier							
Private placements – debentures	150	US	Fixed	6.58%	Jan. 2006	SA	$ 199
Debentures	175	GBP	Fixed	6.25%	Feb. 2006	A	423
	150	CDN	Fixed	6.40%	Dec. 2006	SA	150
	500	Euro	Fixed	5.75%	Feb. 2008	A	826
	150	CDN	Fixed	7.35%	Dec. 2026	SA	150
Notes	39	CDN	Fixed	7.00%	Jan. 2012	A	39
	550	US	Fixed	6.75%	May 2012	SA	730
Other	94	US	Fix./Var.	2.13%	2006-2029	Various	124
	140[1]	Various	Fix./Var.	3.82%	2004-2027	Various	140
							2,781
BC							
Medium-term notes	300	US	Fixed	10.24%	May 2004	A	398
	300	US	Fixed	7.50%	Aug. 2004	SA	398
	250	CDN	Fixed	6.60%	Nov. 2004	SA	250
	200	US	Fixed	7.50%	Oct. 2005	SA	265
	450	US	Fixed	6.13%	June 2006	SA	597
	200	CDN	Fixed	6.35%	July 2006	SA	200
	220	US	Fixed	7.09%	Mar. 2007	SA	292
Notes	500	Euro	Fixed	6.13%	May 2007	A	826
	300	GBP	Fixed	6.75%	May 2009	A	725
Securitized floorplan[4]	80	CDN	Variable	3.41%	June 2004	M	80
	400	US	Variable	1.46%	Aug. 2005	M	531
	500	US	Variable	1.45%	Dec. 2005	M	663
Other	68[1]	Various	Fixed	8.30%	2005-2017	M	68
							5,293
							$8,074

[1] These amounts are expressed in Canadian dollars.
[2] Interest rates are before giving effect to the related hedging derivative financial instruments – see note 22, and for variable-rate debt, represent the average rate for the year.
[3] Monthly (M), semi-annually (SA) and annually (A).
[4] The amount in currency of origin represents the total committed facility.

NOTE 13. LONG-TERM DEBT (CONT'D)

	AMOUNT IN CURRENCY OF ORIGIN	CURRENCY	FIXED/ VARIABLE	INTEREST RATE[2]	MATURITY	PAYMENT OF INTEREST[3]	2003 AMOUNT
Bombardier							
Private placements – debentures	9	US	Fixed	6.32%	Sept. 2003	SA	$ 13
	150	US	Fixed	6.58%	Jan. 2006	SA	229
Debentures	150	CDN	Fixed	8.30%	July 2003	SA	150
	175	GBP	Fixed	6.25%	Feb. 2006	A	440
	150	CDN	Fixed	6.40%	Dec. 2006	SA	150
	500	Euro	Fixed	5.75%	Feb. 2008	A	821
	150	CDN	Fixed	7.35%	Dec. 2026	SA	150
Notes	44	CDN	Fixed	7.00%	Jan. 2012	A	44
	550	US	Fixed	6.75%	May 2012	SA	841
Other	77	US	Fix./Var.	2.41%	2004-2029	Various	119
	142[1]	Various	Fix./Var.	3.46%	2004-2027	Various	142
							3,099
BC							
Medium-term notes	300	US	Fixed	5.63%	June 2003	A	459
	100	CDN	Fixed	6.55%	July 2003	SA	100
	235	US	Variable	4.04%	Nov. 2003	Q	359
	300	US	Fixed	7.50%	Aug. 2004	SA	459
	250	CDN	Fixed	6.60%	Nov. 2004	SA	250
	200	US	Fixed	7.50%	Oct. 2005	SA	306
	450	US	Fixed	6.13%	June 2006	SA	688
	200	CDN	Fixed	6.35%	July 2006	SA	200
	220	US	Fixed	7.09%	Mar. 2007	SA	336
Notes	500	Euro	Fixed	6.13%	May 2007	A	821
	300	GBP	Fixed	6.75%	May 2009	A	755
Debentures	250	CDN	Fixed	6.00%	Feb. 2003	SA	250
Securitized floorplan[4]	400	US	Variable	1.93%	Sept. 2003	M	612
	160	CAN	Variable	2.95%	June 2004	M	160
Other	72[1]	Various	Fixed	9.78%	2004-2017	M	72
							5,827
							$8,926

[1] These amounts are expressed in Canadian dollars.
[2] Interest rates are before giving effect to the related hedging derivative financial instruments – see note 22, and for variable-rate debt, represent the average rate for the year.
[3] Monthly (M), quarterly (Q), semi-annually (SA) and annually (A).
[4] The amount under currency of origin represents the total committed facility.

The repayment requirements of the long-term debt during the next five fiscal years are as follows:

	BOMBARDIER	BC	TOTAL
2005	$ 41	$1,136	$1,177
2006	246	1,462	1,708
2007	586	800	1,386
2008	28	1,126	1,154
2009	833	4	837

All outstanding debt as at January 31, 2004, with the exception of the securitized floorplan, currently rank pari-passu and are unsecured. The securitized floorplan are collateralized by a pledge of the related finance receivables.

As at January 31, 2004 and 2003, the Corporation had complied with the covenants contained in its various financing agreements.

14 __ SHARE CAPITAL

Preferred shares

An unlimited number of non-voting preferred shares, without nominal or par value, issuable in series are authorized. The following series have been issued:

12,000,000 Series 2 Cumulative Redeemable Preferred Shares

Redemption: Redeemable, at the Corporation's option at $25.50 per share.

Conversion: Convertible on a one-for-one basis, at the option of the holder, on August 1, 2007 and on August 1 of every fifth year thereafter into Series 3 Cumulative Redeemable Preferred Shares. Fourteen days before the conversion date, if the Corporation determines, after having taken into account all shares tendered for conversion by holders, that there would be less than 1,000,000 outstanding Series 2 Cumulative Redeemable Preferred Shares, such remaining number shall automatically be converted into an equal number of Series 3 Cumulative Redeemable Preferred Shares. Additionally, if the Corporation determines that on any conversion date, there would be less than 1,000,000 outstanding Series 3 Cumulative Redeemable Preferred Shares, then no Series 2 Cumulative Redeemable Preferred Shares may be converted.

Dividend: Since August 1, 2002, the variable cumulative preferential cash dividends are payable monthly on the 15th day of each month, if declared, with the annual variable dividend rate being equal to 80% of the Canadian prime rate. The dividend rate will vary in relation to changes in the prime rate and will be adjusted upwards or downwards on a monthly basis to a monthly maximum of 4% if the trading price of the Series 2 Cumulative Redeemable Preferred Shares is less than $24.90 per share or more than $25.10 per share. Until July 31, 2002, the quarterly dividend rate was equal to $0.34375 per share.

12,000,000 Series 3 Cumulative Redeemable Preferred Shares

Redemption: Redeemable, at the Corporation's option, at $25.00 per share on August 1, 2007 and on August 1 of every fifth year thereafter.

Conversion: Convertible on a one-for-one basis, at the option of the holder, on August 1, 2007 and on August 1 of every fifth year thereafter into Series 2 Cumulative Redeemable Preferred Shares. Fourteen days before the conversion date, if the Corporation determines, after having taken into account all shares tendered for conversion by holders, that there would be less than 1,000,000 outstanding Series 3 Cumulative Redeemable Preferred Shares, such remaining number shall automatically be converted into an equal number of Series 2 Cumulative Redeemable Preferred Shares. Additionally, if the Corporation determines that on any conversion date there would be less than 1,000,000 outstanding Series 2 Cumulative Redeemable Preferred Shares, then no Series 3 Cumulative Redeemable Preferred Shares may be converted.

Dividend: Until July 31, 2007, the Series 3 Cumulative Redeemable Preferred Shares carry fixed cumulative preferential cash dividends at a rate of 5.476% or $1.369 per share per annum, payable quarterly on the last day of January, April, July and October of each year at a rate of $0.34225, if declared. For each succeeding five-year period, the applicable fixed annual rate of the cumulative preferential cash dividends calculated by the Corporation shall not be less than 80% of the Government of Canada bond yield, as defined in the Articles of Incorporation. These dividends shall be payable quarterly on the last day of January, April, July and October, if declared.

NOTE 14. SHARE CAPITAL (CONT'D)

9,400,000 Series 4 Cumulative Redeemable Preferred Shares

Redemption: Redeemable, at the Corporation's option, any time on or after March 31, 2007, at $26.00 per share if redeemed prior to March 31, 2008; $25.75 if redeemed on or after March 31, 2008 but prior to March 31, 2009; $25.50 if redeemed on or after March 31, 2009 but prior to March 31, 2010; $25.25 if redeemed on or after March 31, 2010 but prior to March 31, 2011; and $25.00 if redeemed on or after March 31, 2011.

Conversion: On or after March 31, 2007, the Corporation may, subject to the approval of the Toronto Stock Exchange and such other stock exchanges on which the Series 4 Cumulative Redeemable Preferred Shares are then listed, at any time convert all or any of the outstanding Series 4 Cumulative Redeemable Preferred Shares into fully paid and non-assessable Class B Shares (Subordinate Voting) of the Corporation. The number of Class B Shares (Subordinate Voting) into which each Series 4 Cumulative Redeemable Preferred Shares may be so converted will be determined by dividing the then applicable redemption price together with all accrued and unpaid dividends to, but excluding the date of conversion, by the greater of $2.00 and 95% of the weighted average trading price of such Class B Shares (Subordinate Voting) on the Toronto Stock Exchange for the period of 20 consecutive trading days, which ends on the fourth day prior to the date specified for conversion or, if that fourth day is not a trading day, on the trading day immediately preceding such fourth day. The Corporation may, at its option, at any time, create one or more further series of Preferred Shares of the Corporation, into which the holders of Series 4 Cumulative Redeemable Preferred Shares could have the right, but not the obligation, to convert their shares on a share-for-share basis.

Dividend: The holders of Series 4 Cumulative Redeemable Preferred Shares are entitled to fixed cumulative preferential cash dividends, if declared, at a rate of 6.25% or $1.5625 per share per annum, payable quarterly on the last day of January, April, July and October of each year at a rate of $0.390625 per share.

On March 8, 2002, the Corporation issued 9,400,000 Series 4 Cumulative Redeemable Preferred Shares. The net proceeds from this issue amounted to $228 million.

On August 1, 2002, 9,402,093 Series 2 Cumulative Redeemable Preferred Shares were converted into 9,402,093 Series 3 Cumulative Redeemable Preferred Shares, leaving 2,597,907 Series 2 Cumulative Redeemable Preferred Shares issued and outstanding out of the authorized 12,000,000 Series 2 Cumulative Redeemable Preferred Shares, which had all been issued and outstanding until that date.

Common shares

The following classes of common shares, without nominal or par value, were authorized:

1,892,000,000 (1,792,000,000 in 2003) Class A Shares (Multiple Voting)

Voting rights: 10 votes each.

Conversion: Convertible, at any time, at the option of the holder, into one Class B Share (Subordinate Voting).

1,892,000,000 (1,792,000,000 in 2003) Class B Shares (Subordinate Voting)

Voting rights: One vote each.

Conversion: Convertible, at the option of the holder, into one Class A Share (Multiple Voting): (i) if an offer made to Class A (Multiple Voting) shareholders is accepted by the present controlling shareholder (the Bombardier family); or (ii) if such controlling shareholder ceases to hold more than 50% of all outstanding Class A Shares (Multiple Voting) of the Corporation.

Dividend: Annual non-cumulative preferential dividend of $0.0015625 per share, in priority to the Class A Shares (Multiple Voting), payable quarterly on the last day of January, April, July and October of each year at a rate of $0.000390625 per share, if declared.

On April 17, 2003, the Corporation issued 370,000,000 Class B Shares (Subordinate Voting) at a price of $3.25 per share. The net proceeds from this issue amounted to $1,170 million, net of issue costs of $33 million.

15 SHARE-BASED PLANS

Share option plans

Under share option plans, options are granted to key employees and up to October 1, 2003 to directors to purchase Class B Shares (Subordinate Voting). Of the 135,782,688 Class B Shares (Subordinate Voting) initially reserved for issuance, 61,967,660 were available for issuance under these share option plans as at January 31, 2004.

Prior share option plans

For options issued to key employees prior to May 27, 2003, and options issued to directors, the exercise price is equal to the average of the closing prices on the stock exchange during the five trading days preceding the date on which the option was granted. These options vest at 25% per year during a period beginning two years following the grant date, except for 245,000 outstanding options granted to directors, which vest at 20% per year beginning on the grant date. The options terminate no later than 10 years after the grant date.

The summarized information on options issued and outstanding and exercisable is as follows as at January 31, 2004:

	ISSUED AND OUTSTANDING			EXERCISABLE	
EXERCISE PRICE RANGE	NUMBER OF OPTIONS	WEIGHTED AVERAGE REMAINING LIFE (YEARS)	WEIGHTED AVERAGE EXERCISE PRICE	NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE
$0 to $5	9,520,466	2.8	$ 4.95	8,520,466	$ 4.92
$6 to $10	12,299,270	4.5	9.11	9,412,020	8.66
$11 to $15	6,735,250	7.2	13.45	2,992,250	11.30
$16 to $20	5,609,000	6.7	19.11	2,344,250	18.90
$21 to $25	3,263,500	7.0	23.01	971,250	23.23
	37,427,486 (1)			24,240,236	

(1) *Including 3.1 million options held by former employees of the Corporation's recreational products segment.*

The number of options has varied as follows for the years ended January 31:

	2004		2003	
	NUMBER OF OPTIONS	**WEIGHTED AVERAGE EXERCISE PRICE**	NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE
Balance at beginning of year	**41,347,086**	**$11.32**	43,841,984	$ 9.95
Granted	**–**	**–**	5,855,000	12.98
Exercised	**(1,898,000)**	**2.24**	(6,916,032)	2.91
Cancelled	**(2,021,600)**	**15.83**	(1,433,866)	16.64
Balance at end of year	**37,427,486**	**$11.54**	41,347,086	$11.32
Options exercisable at end of year	**24,240,236**	**$ 9.24**	21,010,071	$ 7.33

Current performance share option plan

Effective May 27, 2003, the Corporation amended prospectively the share option plan for key employees. The exercise price is equal to the average of the closing prices on the stock exchange during the five trading days preceding the date on which the option was granted. However, predetermined target market price thresholds must be achieved in order for the options to be exercised. As at January 31, 2004, target prices ranged between $6 and $10. The options granted under the amended plan vest at 25% per year during a period beginning one year following the grant date. The options terminate no later than seven years after the grant date. Options granted prior to May 27, 2003 have not been affected by this amendment.

NOTE 15. SHARE-BASED PLANS (CONT'D)

The summarized information on options issued and outstanding is as follows as at January 31, 2004:

	ISSUED AND OUTSTANDING		
EXERCISE PRICE RANGE	NUMBER OF OPTIONS	WEIGHTED AVERAGE REMAINING LIFE (YEARS)	WEIGHTED AVERAGE EXERCISE PRICE
$3 to $6	6,646,500	6.38	$4.00

The number of options has varied as follows for the year ended January 31, 2004:

	NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE
Balance at beginning of year	–	$ –
Granted	7,193,000	4.00
Cancelled	(546,500)	3.93
Balance at end of year	6,646,500	$4.00
Options exercisable at end of year	–	–

Stock-based compensation expense

The weighted average grant date fair value of all stock-based arrangements granted during the year ended January 31, 2004 amounted to $1.52 per option. The fair value of each option granted was determined using an option pricing model and the following weighted average assumptions:

Risk-free interest rate	**3.57%**
Expected life	**5 years**
Expected volatility in the market price of the shares	**50.88%**
Expected dividend yield	**1.20%**

Pro forma disclosure of fair value of share options

Prior to February 1, 2003, the Corporation accounted for options granted under its share option plans as capital transactions. If the options granted in fiscal year 2003 had been accounted for based on the fair value method, net loss for the year ended January 31, 2004 would have increased by $8 million and basic and diluted loss per share would have remained as reported. For the year ended January 31, 2003, net loss would have increased by $7 million and basic and diluted loss per share would have remained as reported. The pro forma figures do not give effect to stock options granted prior to February 1, 2002.

The weighted average grant date fair value of all stock-based arrangements granted during the year ended January 31, 2003 amounted to $4.64 per option. The fair value of each option granted was determined using an option pricing model and the following weighted average assumptions:

Risk-free interest rate	5.26%
Expected life	6 years
Expected volatility in the market price of the shares	30.55%
Expected dividend yield	0.90%

Employee share purchase plan

Under the employee share purchase plan, employees of the Corporation may set aside funds through payroll deductions up to a maximum of 20% of their base salary to a yearly maximum of $30,000 per employee. The Corporation contributes to the plan an amount equal to 20% of the employees' contributions. The contributions are used to purchase the Corporation's Class B Shares (Subordinate Voting) in the open market. The Corporation's contribution to the plan for the year ended January 31, 2004 amounted to $8 million ($11 million for the year ended January 31, 2003).

16 __ Earnings (loss) per share

Basic and diluted earnings (loss) per share were as shown below for the years ended January 31. The number of shares and options in the table are expressed in thousands.

	2004	2003
Loss from continuing operations	**$ (195)**	$ (709)
Preferred share dividends, net of tax	**(30)**	(29)
Loss from continuing operations attributed to common shareholders	**(225)**	(738)
Income from discontinued operations, net of tax	**106**	94
Loss attributed to common shareholders	**$ (119)**	$ (644)
Weighted average number of common shares outstanding	**1,670,690**	1,372,747
Net effect of stock options	**299**	7,263
Weighted average diluted number of common shares outstanding	**1,670,989**	1,380,010
Basic and diluted earnings (loss) per share:		
From continuing operations	**$(0.13)**	$(0.54)
From discontinued operations	**0.06**	0.07
	$(0.07)	$(0.47)

For the year ended January 31, 2004, a total of 42,799,520 stock options (22,980,375 options for the year ended January 31, 2003) were excluded from the calculation of diluted earnings per share from discontinued operations, since the average market value of the underlying shares was less than the exercise price or the predetermined target market price thresholds of the Corporation's Class B Shares (Subordinate Voting) for the year. For fiscal years ended January 31, 2004 and 2003, the effect of stock options potentially exercisable on loss per common share from continuing operations was anti-dilutive; therefore, basic and diluted loss per share from continuing operations are the same.

17 __ Interest expense, net

Interest expense, net was as follows for the years ended January 31:

	2004	2003
Bombardier		
Interest expense on:		
Short-term borrowings	**$ 66**	$ 61
Long-term debt	**140**	129
Sales incentives	**49**	47
Interest income	**(19)**	(21)
	236	216
BC		
Interest expense on:		
Short-term borrowings	**18**	42
Long-term debt	**168**	230
	186	272
	$ 422	$ 488

BC's interest expense is classified as cost of sales.

18 — Special items

The Corporation recorded the following special items:

	2004	2003
Transportation		
Severance and other involuntary termination costs	**$ 212**	$ –
Property, plant and equipment write-downs	**211**	–
Other	**34**	–
Aerospace		
Gains on sale of MAS and Belfast City Airport	**(101)**	–
Severance and other involuntary termination costs	**73**	67
Revision of program estimates	**–**	615
Write-down of inventories and other related provisions	**–**	588
Claim settlements	**–**	41
Special items before income tax	**429**	1,311
Income tax recovery	**(22)**	(351)
	$ 407	$ 960

Transportation

On March 16, 2004, the Board of Directors of the Corporation approved a proposed restructuring initiative to reduce the cost structure in the transportation segment. This restructuring initiative was launched as a result of significant plant manufacturing overcapacity.

Bombardier proposes to reduce the global workforce of Bombardier Transportation by approximately 6,600 positions, 1,500 of which are contractual employees. In addition, seven production sites in five European countries have been identified for closure.

Additional charges of approximately $320 million related to this restructuring initiative are expected to be recorded as special items over the next two years.

Aerospace

For the year ended January 31, 2004

The Corporation completed the sale of its MAS unit for net proceeds of $85 million US ($112 million), generating a gain of $98 million. The Corporation also completed the sale of the Belfast City Airport for net proceeds of £35 million ($78 million), generating a gain of $3 million.

Severance and other involuntary termination costs of $73 million were recorded, relating to reduction of employment levels at facilities in Montréal, Toronto, Belfast, Tucson and Wichita. The charges for the Tucson and Wichita facilities arise from the creation of integrated Bombardier Learjet and Challenger Series business aircraft manufacturing centres at the Wichita and Dorval facilities.

For the year ended January 31, 2003

Severance and other involuntary termination costs related mainly to the Corporation's September 27, 2002 announcement to reduce employment levels at all Aerospace sites.

The Corporation revised the assumptions used to estimate the average unit production cost for each program, including the reduction of accounting program quantities. As a result, special charges of $615 million were recorded mainly for the Bombardier Q-Series, Bombardier Global Express and Bombardier Learjet 45 programs. The changes in estimates, including revisions of accounting program quantities, reflected the continued uncertainty in the turboprop market and the weakness of the business aircraft segment.

Special charges of $556 million were recorded, $171 million of which was mainly related to the write-down in the value of pre-owned aircraft inventories, and from lower-than-anticipated sub-lease revenues on pre-owned turboprop aircraft was recorded in the second quarter. In addition, as a result of market price declines in the pre-owned business and turboprop aircraft markets, an additional special charge of $385 million was recorded in the fourth quarter. A special charge of $32 million related to the write-down of turboprops production inventories was also recorded.

The Corporation also recorded special charges of $41 million in connection with the final settlements of a lawsuit and a contractual dispute with a customer.

NOTE 18. SPECIAL ITEMS (CONT'D)

The following table summarizes provisions for severance and other involuntary termination costs, write-downs and other costs for the years ended January 31:

	SEVERANCE AND OTHER INVOLUNTARY TERMINATION COSTS	PROPERTY, PLANT AND EQUIPMENT WRITE-DOWNS	OTHER	TOTAL
Balance as at January 31, 2003	$ 148	$ –	$ 21	$ 169
Current expense	285	211	34	530
Changes in estimates	(5)	–	–	(5)
Non-cash items	–	(211)	(2)	(213)
Purchase equation adjustment	(54)	–	–	(54)
Cash paid	(139)	–	(6)	(145)
Effect of foreign currency exchange rate changes	2	–	2	4
Balance as at January 31, 2004	**$ 237**	**$ –**	**$ 49**	**$ 286**

19 INCOME TAXES

The reconciliation of income taxes allocated to continuing operations computed at the Canadian statutory rates to income tax expense (recovery) was as follows for the years ended January 31:

	2004		2003	
	$	**%**	$	%
Income taxes expense (recovery) at statutory rates	**3**	**33.6**	(334)	35.9
Increase (decrease) resulting from:				
Manufacturing and processing credit	**(6)**		42	
Income tax rates differential of foreign investees	**(35)**		(31)	
Non-recognition of tax benefits related to foreign investees' losses and temporary differences	**292**		130	
Write-down of deferred income tax assets	**110**		75	
Recognition of previously unrecorded tax benefits	**(45)**		(26)	
Tax-exempt items	**(140)**		(145)	
Effect of substantively enacted income tax rate changes	**6**		(11)	
Large corporation tax	**12**		10	
Other	**8**		69	
Income tax expense (recovery)	**205**		(221)	

Details of income tax expense (recovery) allocated to continuing operations were as follows for the years ended January 31:

	2004	2003
Current income taxes		
Canada	**$ 67**	$ 95
Foreign	**60**	37
Recognition of previously unrecorded tax benefits – foreign	**(18)**	–
	109	132
Deferred income taxes		
Temporary differences and operating losses carried forward	**7**	(391)
Effect of substantively enacted income tax rate changes	**6**	(11)
Write-down of deferred income tax assets	**110**	75
Recognition of previously unrecorded tax benefits	**(27)**	(26)
	96	(353)
Income tax expense (recovery)	**$ 205**	$(221)

NOTE 19. INCOME TAXES (CONT'D)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Corporation's deferred income tax asset (liability) as at January 31 were as follows:

	2004	2003
Operating losses carried forward	**$ 2,316**	$ 1,904
Warranty and other provisions	**568**	383
Accrued benefit liability	**244**	311
Finance receivables	**103**	159
Intangible assets	**147**	138
Inventories	**(397)**	(44)
Assets under operating leases	**(50)**	(73)
Property, plant and equipment	**(236)**	(159)
Other	**11**	(117)
	2,706	2,502
Valuation allowance	**(2,145)**	(1,773)
Net amount	**$ 561**	$ 729

The net amount of deferred income tax is presented on the Corporation's balance sheet as follows as at January 31:

	2004	2003
Bombardier		
Deferred income tax asset	**$ 455**	$ 632
Deferred income tax liability	**(133)**	(182)
	322	450
BC		
Deferred income tax asset	**244**	283
Deferred income tax liability	**(5)**	(4)
	239	279
	$ 561	$ 729

Operating losses carried forward and other temporary differences, which are available to reduce future taxable income of certain subsidiaries, for which a valuation allowance has been recognized, amounted to $6.0 billion as at January 31, 2004 ($5.0 billion as at January 31, 2003), approximately $1.3 billion of which have expiry dates between two and 20 years, while the remaining losses can be carried forward indefinitely. Approximately $2.6 billion of the operating losses carried forward and other temporary differences relate to business acquisitions. Any subsequent recognition of these future tax benefits will be recorded as a reduction of the goodwill related to this acquisition.

In addition, the Corporation has approximately $1.2 billion of available capital losses, most of which can be carried forward indefinitely. Capital losses can only be used against future capital gains, and therefore no deferred tax benefits have been recognized.

Undistributed earnings of the Corporation's foreign subsidiaries are considered to be indefinitely reinvested and, accordingly, no provision for income taxes has been provided thereon. Upon distribution of these earnings in the form of dividends or otherwise, the Corporation may be subject to withholding taxes.

20 DEFERRED TRANSLATION ADJUSTMENT

Deferred translation adjustment, which arises from the translation to Canadian dollars of assets and liabilities of the Corporation's foreign self-sustaining foreign operations, and of the long-term debt designated as hedges of the net investment in self-sustaining foreign operations resulted in a net change of $393 million for the year ended January 31, 2004. The net change resulted primarily from the strengthening of the Canadian dollar against the U.S. dollar and the sterling pound.

21 NET CHANGES IN NON-CASH BALANCES RELATED TO OPERATIONS

The net changes in non-cash balances related to operations were as follows for the year ended January 31:

	2004	2003
Bombardier		
Receivables	**$ (185)**	$ (573)
Assets under operating leases	**(107)**	(7)
Inventories	**(815)**	(829)
Accounts payable and accrued liabilities	**(176)**	1,435
Advances and progress billings in excess of related costs	**(206)**	524
Accrued benefit liability – net	**(176)**	41
Other	**(42)**	(38)
	(1,707)	553
BC		
Receivables	**(54)**	146
Accounts payable and accrued liabilities	**(53)**	(63)
Other	**18**	11
	(89)	94
	$(1,796)	$ 647

22 FINANCIAL INSTRUMENTS

Derivative financial instruments

The Corporation is subject to currency and interest rate fluctuations. To manage the volatility relating to these exposures, the Corporation nets the exposures on a consolidated basis to take advantage of natural offsets. The Corporation is party to a number of derivative financial instruments, mainly forward foreign exchange contracts, interest-rate swap agreements and cross-currency interest-rate swap agreements to hedge a significant portion of the residual risk. These derivative financial instruments are used to manage currency and interest-rate risks on existing assets and liabilities, as well as on forecasted foreign currency cash flows.

a) Forward foreign exchange contracts

Forward foreign exchange contracts are agreements whereby one counter-party contracts with another, to exchange a specified amount of one currency in exchange for a specified amount of a second currency, at future dates.

The Corporation uses forward foreign exchange contracts to manage currency exposure arising from forecasted foreign currency cash flows. For the North American operations, forward foreign exchange contracts allow the Corporation mainly to sell U.S. dollars and buy Canadian dollars at predetermined rates. For the European operations, forward foreign exchange contracts mainly allow the sale or purchase of U.S. dollars, sterling pounds, euros and other Western European currencies at predetermined rates.

NOTE 22. FINANCIAL INSTRUMENTS (CONT'D)

The following table summarizes, by major currency, the Corporation's forward foreign exchange contracts as at January 31:

2004

BUY CURRENCY	NOTIONAL AMOUNT[1]	CDN DOLLAR EQUIVALENT	SELL CURRENCY	RATE[2]	MATURITY (FISCAL YEAR)
CDN	**3,033**	**3,033**	US	**1.3538**	**2005-2008**
Euro	**282**	**466**	GBP	**1.4938**	**2005-2007**
Euro	**288**	**476**	US	**0.8477**	**2005-2007**
Euro	**379**	**627**	Other	**–**	**2005-2010**
GBP	**454**	**1,097**	US	**0.6106**	**2005-2006**
US	**327**	**434**	CDN	**0.7273**	**2005-2008**
US	**262**	**348**	Euro	**1.1296**	**2005-2007**
CHF	**532**	**560**	Euro	**1.5184**	**2005-2010**
SEK	**2,800**	**502**	Euro	**9.2252**	**2005-2010**
Other	**494**	**494**	Euro	**–**	**2005-2009**
Other	**711**	**711**	GBP	**–**	**2005-2007**
Other	**190**	**190**	Other	**–**	**2005-2007**

[1] Notional amounts for the buy currency are expressed in the currency of origin, except for other categories which are expressed in Canadian dollars.
[2] The rate represents the weighted average committed exchange rate.

2003

BUY CURRENCY	NOTIONAL AMOUNT[1]	CDN DOLLAR EQUIVALENT	SELL CURRENCY	RATE[2]	MATURITY (FISCAL YEAR)
CDN	2,626	2,626	US	1.5561	2004-2006
Euro	355	584	GBP	1.5493	2004-2007
Euro	939	1,541	US	0.9907	2004-2007
Euro	331	544	Other	–	2004-2007
GBP	762	1,917	US	0.6648	2004-2007
US	691	1,056	CDN	0.6565	2004-2006
US	480	734	Euro	0.9913	2004-2008
US	165	252	GBP	1.4544	2004-2005
CHF	430	481	Euro	1.4419	2004-2010
SEK	2,764	492	Euro	9.2261	2004-2007
Other	349	349	Euro	–	2004-2009
Other	226	226	GBP	–	2004-2006
Other	131	131	US	–	2005
Other	307	307	Other	–	2005

[1] Notional amounts for the buy currency are expressed in the currency of origin, except for other categories which are expressed in Canadian dollars.
[2] The rate represents the weighted average committed exchange rate.

b) Interest-rate swap agreements

Interest-rate swap agreements are contracts in which two counter-parties agree to exchange cash flows, over a period of time, based on a rate applied to a specified notional principal amount. Typically, one counter-party agrees to pay a fixed interest rate in exchange for a variable interest rate, determined on the same notional principal.

Bombardier entered into interest-rate swap agreements to convert a long-term debt and certain operating lease commitments from variable to fixed rates. The interest-rate swap agreements were as follows as at January 31, 2004 and 2003:

RECEIVE VARIABLE RATE	PAY FIXED RATE	NOTIONAL	CURRENCY COMPONENT	MATURITY
LIBOR	5.6%	80	£ 33	2012
LIBOR	6.6%	127	US $ 96	2014
LIBOR	6.1%	11	US $ 8	2008
CDOR[1] + 1.35%	7.3%	7	–	2011
CDOR[1] + 1.48%	13.5%	7	–	2011

[1] Canadian deposit offering rate.

NOTE 22. FINANCIAL INSTRUMENTS (CONT'D)

The Corporation also entered into interest-rate swap agreements to convert certain of BC's long-term debts from fixed to variable interest rates. The notional amount is $650 million US, for which the Corporation will pay one-month LIBOR and receive interest at fixed rates, ranging from 1.7% to 2.1% and the interest-rate swap agreements mature in fiscal year 2007.

BC entered into interest-rate swap agreements to convert certain long-term debts and certain finance receivables from fixed to variable interest rates. The interest-rate swap agreements were as follows as at January 31:

PURPOSE	NOTIONAL AMOUNT (US $ COMPONENT)	RANGE OF FIXED RATES	VARIABLE RATES	MATURITY
				2004
Asset hedge	**$ 302 (194)**	**3.9-8.7%**	**LIBOR or Banker's acceptance**	**2005-2018**
Debt hedge	**$ 741 (220)**	**5.0-6.6%**	**LIBOR or Banker's acceptance**	**2005-2008**

PURPOSE	NOTIONAL AMOUNT (US $ COMPONENT)	RANGE OF FIXED RATES	VARIABLE RATES	MATURITY
				2003
Asset hedge	$ 481 (265)	3.1-8.7%	LIBOR or Banker's acceptance	2004-2016
Debt hedge	$1,555 (755)	2.8-6.3%	LIBOR or Banker's acceptance	2004-2008

BC also entered into basis swap agreements to convert certain of its securitized floorplan debts' base interest rate from Libor to US prime. These contracts are used to align the base interest rate of certain debts to the same basis as their offsetting finance receivables. The total notional amount of the basis swaps was $827 million US as at January 31, 2004 ($800 million US as at January 31, 2003). The swaps mature in fiscal year 2005.

c) Cross-currency interest-rate swap agreements – BC

Cross-currency interest-rate swap agreements are contracts in which counter-parties exchange principal and interest flows in different currencies over a period of time. These contracts are used to manage both the currency and the interest-rate exposure.

BC enters into cross-currency interest-rate swap agreements that modify the characteristics of certain long-term debts from the euro and sterling pounds to the U.S. dollar. These contracts also change the interest rate from fixed to variable to match the variable interest of its finance receivables. The notional amount of the cross-currency interest-rate swap agreements outstanding as at January 31, 2004 was an equivalent of $1,551 million ($1,872 million as at January 31, 2003). These contracts mature between calendar years 2007 and 2010.

d) Interest-rate cap agreements

Interest-rate cap agreements are used as a hedge against the exposure of the Corporation from interest rate increase protection granted in connection with certain sales commitments. The notional amount totals $253 million US ($336 million). The interest-rate cap varies between 1.7% and 5.7%, and the agreements mature in 2012.

Fair value of financial instruments

The fair value information presented herein is based on information available to management at the dates presented. The estimated fair value of certain financial instruments has been determined using available market information or other valuation methodologies that require considerable judgment in interpreting market data and developing estimates. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Corporation could realize in a current market exchange. The use of different assumptions and/or estimation methodologies may have a material effect on the estimated fair values.

NOTE 22. FINANCIAL INSTRUMENTS (CONT'D)

The fair values of financial instruments have been established as follows:

Cash and cash equivalents, receivables, short-term borrowings and accounts payable and accrued liabilities: the carrying amounts reported on the consolidated balance sheets approximate the fair values of these items due to their short-term nature.

Finance receivables: the fair values of variable-rate finance receivables that reprice frequently and have no significant change in credit risk, approximate the carrying values. The fair values of fixed-rate finance receivables are estimated using discounted cash flow analyses, using interest rates offered for finance receivables with similar terms as those of borrowers of similar credit quality.

Loans and investments: the fair values of loans and investments are estimated using public quotations, when available, or discounted cash flow analyses, using interest rates applicable for assets with similar terms. The carrying amounts reported on the consolidated balance sheets approximate their fair values.

Long-term debt: the fair values of long-term debt are estimated using public quotations or discounted cash flow analyses, based on current corresponding borrowing rates for similar types of borrowing arrangements.

Derivative financial instruments: the fair values generally reflect the estimated amounts that the Corporation would receive upon the settlement of favourable contracts or be required to pay to terminate unfavourable contracts at the reporting dates. Investment dealers' quotes from the Corporation's bankers are available for substantially all of the Corporation's forward foreign exchange contracts, interest-rate and cross-currency swap agreements and interest-rate cap agreements.

The fair value of financial instruments for which the carrying amount reported is different from the fair value was as follows as at January 31:

	2004		2003	
	CARRYING AMOUNT	**FAIR VALUE**	CARRYING AMOUNT	FAIR VALUE
Bombardier				
Long-term debt	**$2,781**	**$2,863**	$3,099	$2,759
Derivative financial instruments:				
Favourable				
Forwards	**–**	**235**	–	349
Interest-rate cap	**28**	**29**	–	–
Unfavourable				
Forwards	**–**	**(144)**	–	(172)
Swaps [1]	**–**	**(25)**	–	(31)
BC				
Finance receivables	**4,148**	**4,162**	7,013	7,054
Long-term debt	**5,293**	**5,452**	5,827	5,560
Derivative financial instruments:				
Favourable				
Swaps [1]	**297**	**408**	114	282
Unfavourable				
Swaps [1]	**–**	**(14)**	–	(47)

[1] Includes interest-rate and cross-currency interest-rate swap agreements.

Credit risk

In addition to the credit risk described elsewhere in these Consolidated Financial Statements, the Corporation is subject to risk related to the off-balance sheet nature of derivative financial instruments, whereby counter-party failure would result in economic losses on favourable contracts. However, the counter-parties to these derivative financial instruments are investment grade financial institutions that the Corporation anticipates will satisfy their obligations under the contracts.

The Corporation considers that its credit risk associated with its receivables did not represent a significant concentration of credit risk at January 31, 2004, due to the large number of customers and their dispersion across many geographic areas.

23 EMPLOYEE FUTURE BENEFITS

Pension plans

The significant actuarial assumptions adopted to determine the benefit cost and projected benefit obligation were as follows (weighted-average assumptions as at the December-31 measurement date preceding the fiscal year end):

Actuarial assumptions			**2004**			2003
(PERCENTAGE)	**CANADA**	**FOREIGN**	**TOTAL**	CANADA	FOREIGN	TOTAL
Discount rate – benefit cost	**6.50**	**5.47**	**5.83**	6.50	5.87	6.10
Discount rate – projected benefit obligation	**6.00**	**5.37**	**5.59**	6.50	5.47	5.83
Expected rate of return on plan assets	**7.17**	**7.55**	**7.39**	7.75	8.21	8.00
Rate of compensation increase – benefit cost	**4.25**	**3.58**	**3.78**	4.25	3.89	4.02
Rate of compensation increase – projected benefit obligation	**4.00**	**3.85**	**3.90**	4.25	3.58	3.78

The following table provides the components of the benefit cost for the years ended January 31:

Benefit cost [1]			**2004**			2003
	CANADA	**FOREIGN**	**TOTAL**	CANADA	FOREIGN	TOTAL
Current service cost	**$ 87**	**$ 135**	**$ 222**	$ 83	$ 122	$ 205
Interest cost	**138**	**199**	**337**	126	200	326
Actual return on plan assets	**(95)**	**(185)**	**(280)**	151	353	504
Actuarial loss (gain)	**179**	**309**	**488**	(9)	–	(9)
Plan amendments	**17**	**(33)**	**(16)**	38	2	40
Curtailment loss (gain)	**7**	**3**	**10**	7	(2)	5
Settlement loss (gain)	**–**	**(2)**	**(2)**	–	1	1
Special termination benefits	**8**	**1**	**9**	11	–	11
Other	**–**	**3**	**3**	–	–	–
Benefit cost before adjustments to recognize the long-term nature of the plans	**341**	**430**	**771**	407	676	1,083
Difference between actual and expected return on plan assets	**(23)**	**19**	**(4)**	(276)	(545)	(821)
Difference between actual actuarial loss (gain) and the amount recognized	**(162)**	**(282)**	**(444)**	13	9	22
Amortization of past service costs	**(11)**	**37**	**26**	(32)	2	(30)
Benefit cost recognized	**$ 145**	**$ 204**	**$ 349**	$ 112	$ 142	$ 254

[1] For the year ended January 31, 2004, benefit cost recognized includes $15 million for the Canadian plans and $10 million for the foreign plans ($14 million and $9 million, respectively, for the year ended January 31, 2003) relating to the recreational products segment. These amounts are included in income from discontinued operations in the consolidated statements of income. For the year ended January 31, 2004, benefit cost excludes curtailment and settlement gains of $1 million for the Canadian plans and $47 million for the foreign plans resulting from the sale of the recreational products segment and MAS since these gains are included in the calculation of the gain on disposal of businesses.

NOTE 23. EMPLOYEE FUTURE BENEFITS (CONT'D)

The following tables provide a reconciliation of the changes in the pension plans' projected benefit obligation and fair value of assets as at the December-31 measurement date, preceding the fiscal year end and their allocation by major countries:

Projected benefit obligation			**2004**			2003
	CANADA	**FOREIGN**	**TOTAL**	CANADA	FOREIGN	TOTAL
Obligation at beginning of year	**$2,008**	**$3,798**	**$5,806**	$1,831	$3,157	$4,988
Current service cost	**87**	**135**	**222**	83	122	205
Interest cost	**138**	**199**	**337**	126	200	326
Plan participant contributions	**29**	**35**	**64**	24	32	56
Plan amendments	**17**	**(33)**	**(16)**	38	2	40
Actuarial loss (gain)	**179**	**309**	**488**	(9)	–	(9)
Benefits paid	**(96)**	**(115)**	**(211)**	(80)	(102)	(182)
Transfers	**–**	**5**	**5**	–	8	8
Divestitures	**(172)**	**(73)**	**(245)**	–	–	–
Curtailment	**(27)**	**(21)**	**(48)**	(16)	(2)	(18)
Settlement	**–**	**–**	**–**	–	(7)	(7)
Special termination benefits	**8**	**1**	**9**	11	–	11
Effect of exchange rate changes	**–**	**(145)**	**(145)**	–	388	388
Obligation at end of year	**$2,171**	**$4,095**	**$6,266**	$2,008	$3,798	$5,806

	2004	2003
United Kingdom	**$2,683**	$2,319
Canada	**2,171**	2,008
United States	**467**	457
Germany	**450**	441
Switzerland	**284**	308
Other	**211**	273
	$6,266	$5,806

Plan assets			**2004**			2003
	CANADA	**FOREIGN**	**TOTAL**	CANADA	FOREIGN	TOTAL
Fair value at beginning of year	**$1,310**	**$1,842**	**$3,152**	$1,418	$1,960	$3,378
Actual return on plan assets	**95**	**185**	**280**	(151)	(353)	(504)
Employer contributions	**221**	**130**	**351**	99	111	210
Plan participant contributions	**29**	**35**	**64**	24	32	56
Benefits paid	**(96)**	**(115)**	**(211)**	(80)	(102)	(182)
Transfers	**–**	**5**	**5**	–	8	8
Divestitures	**(86)**	**–**	**(86)**	–	–	–
Settlement	**–**	**–**	**–**	–	(8)	(8)
Effect of exchange rate changes	**–**	**(91)**	**(91)**	–	194	194
Fair value at end of year	**$1,473**	**$1,991**	**$3,464**	$1,310	$1,842	$3,152

	2004	2003
United Kingdom	**$1,523**	$1,401
Canada	**1,473**	1,310
United States	**245**	210
Switzerland	**191**	196
Other	**32**	35
	$3,464	$3,152

NOTE 23. EMPLOYEE FUTURE BENEFITS (CONT'D)

The reconciliation of the funded status of the pension plans to the amounts recorded on the consolidated balance sheets was as follows as at January 31:

Funded status		2004				2003
	CANADA	FOREIGN	TOTAL	CANADA	FOREIGN	TOTAL
Fair value of plan assets	**$ 1,473**	**$ 1,991**	**$ 3,464**	$ 1,310	$ 1,842	$ 3,152
Projected benefit obligation	**(2,171)**	**(4,095)**	**(6,266)**	(2,008)	(3,798)	(5,806)
Funded status – deficit	**(698)**	**(2,104)**	**(2,802)**	(698)	(1,956)	(2,654)
Unamortized net actuarial loss	**756**	**1,354**	**2,110**	678	1,185	1,863
Unamortized past service costs	**68**	**(13)**	**55**	68	33	101
Advance contributions paid in January	**208**	**4**	**212**	10	6	16
Accrued benefit asset (liability)[(1)]	**$ 334**	**$ (759)**	**$ (425)**	$ 58	$ (732)	$ (674)

[(1)] For the year ended January 31, 2003, the accrued benefit asset (liability) includes a liability of $8 million for the Canadian plans and $42 million for the foreign plans relating to the recreational products segment. These amounts are presented in liabilities related to assets held for sale.

Included in the above are plans with projected benefit obligation in excess of plan assets as follows:

Projected benefit obligation in excess of plan assets		2004				2003
	CANADA	FOREIGN	TOTAL	CANADA	FOREIGN	TOTAL
Projected benefit obligation	**$(2,171)**	**$(3,755)**	**$(5,926)**	$(2,008)	$(3,606)	$(5,614)
Fair value of plan assets	**1,473**	**1,607**	**3,080**	1,310	1,623	2,933
	$ (698)	**$(2,148)**	**$(2,846)**	$ (698)	$(1,983)	$(2,681)

The most recent actuarial valuation for funding purposes of the Corporation's funded pension plans was prepared with an effective date of December 31, 2002, and the next valuation will be completed during the second quarter of the fiscal year ended January 31, 2005 with an effective date of December 31, 2003, except for U.K. plans, for which the most recent actuarial valuation dates range between December 2001 and September 2003 and the next required valuation dates range between June 2004 and June 2006.

Plan assets are held in trust and their weighted average allocations were as follows as at the measurement date:

	TARGET ALLOCATION		
(PERCENTAGE)	2005	**2004**	2003
Asset category			
Cash	2	**6**	2
Publicly-traded equity securities	61	**64**	68
Publicly-traded fixed income securities	31	**24**	19
Privately-held equity securities and other	5	**5**	10
Real estate	1	**1**	1

The expected return on plan assets is determined by considering long-term historical returns, future estimates of long-term investment returns and asset allocations.

As at December 31, 2003, the publicly-traded equity securities did not include any of the Corporation's shares. As at December 31, 2002, the publicly-traded equity securities included 160,000 Class A Shares (Multiple Voting) and 1,105,000 Class B Shares (Subordinate Voting) with a fair value of $1 million and $6 million respectively.

NOTE 23. EMPLOYEE FUTURE BENEFITS (CONT'D)

Cash contributions to the pension plans for fiscal year 2005 would amount to $370 million. Actual cash contributions to the pension plans for fiscal year 2005 are estimated to be $400 million. This estimate includes a voluntary contribution of $242 million to the aerospace plans in the U.K., and excludes a $212 million advance contribution made during fiscal year 2004.

Benefits other than pensions

The significant actuarial assumptions used to determine the benefit cost and projected benefit obligation were as follows (weighted-average assumptions as at the December-31 measurement date preceding the fiscal year end):

Actuarial assumptions			2004			2003
(PERCENTAGE)	CANADA	FOREIGN	TOTAL	CANADA	FOREIGN	TOTAL
Discount rate – benefit cost	**6.50**	**6.54**	**6.51**	6.50	7.01	6.63
Discount rate – projected benefit obligation	**6.00**	**5.90**	**5.98**	6.50	6.54	6.51
Rate of compensation increase – benefit cost	**4.25**	**4.50**	**4.30**	4.25	4.88	4.41
Rate of compensation increase – projected benefit obligation	**4.00**	**4.00**	**4.00**	4.25	4.50	4.30

As at January 31, 2004, the health-care cost trend rate, which is a weighted-average annual rate of increase in the per capita cost of covered health- and dental-care benefits, is assumed to be 9.5% for all participants. This rate is assumed to decrease to 5.5% by fiscal year 2009 and then remain at that level. A one-percentage-point change in assumed health-care cost trend rates would have the following effects:

	1% INCREASE	1% DECREASE
Effect on benefit cost recognized	$ 4	$ (3)
Effect on projected benefit obligation	$31	$(27)

The following table provides the components of the benefit cost for the years ended January 31:

Benefit cost [1]			2004			2003
	CANADA	FOREIGN	TOTAL	CANADA	FOREIGN	TOTAL
Current service cost	**$ 12**	**$ 2**	**$ 14**	$ 11	$ 2	$ 13
Interest cost	**16**	**4**	**20**	15	5	20
Actuarial loss	**37**	**5**	**42**	26	3	29
Plan amendments	**34**	**–**	**34**	2	–	2
Curtailment gain	**(9)**	**–**	**(9)**	(5)	–	(5)
Benefit cost before adjustments to recognize the long-term nature of the plans	**90**	**11**	**101**	49	10	59
Difference between actual actuarial gains for the year and the amount recognized	**(34)**	**(5)**	**(39)**	(25)	(3)	(28)
Amortization of past service costs	**4**	**–**	**4**	(2)	–	(2)
Benefit cost recognized	**$ 60**	**$ 6**	**$ 66**	$ 22	$ 7	$ 29

[1] For the year ended January 31, 2004, benefit cost for the Canadian plans includes $4 million ($1 million for the year ended January 31, 2003) relative to the recreational products segment. These amounts are included in income from discontinued operations in the consolidated statements of income. For the year ended January 31, 2004, benefit cost excludes curtailment and settlement gains of $2 million for the Canadian plans resulting from the sale of the recreational products segment and MAS since these gains are included in the calculation of the gain on disposal of businesses.

NOTE 23. EMPLOYEE FUTURE BENEFITS (CONT'D)

The following tables provide a reconciliation of the changes in the projected benefit obligation and its allocation by major countries as at December 31, the measurement date preceding the fiscal year end:

Projected benefit obligation			2004			2003
	CANADA	FOREIGN	TOTAL	CANADA	FOREIGN	TOTAL
Obligation at beginning of year	**$ 241**	**$ 72**	**$ 313**	$ 203	$ 69	$ 272
Current service cost	**12**	**2**	**14**	11	2	13
Interest cost	**16**	**4**	**20**	15	5	20
Plan amendments	**34**	**–**	**34**	2	–	2
Actuarial loss	**37**	**5**	**42**	26	3	29
Benefits paid	**(13)**	**(6)**	**(19)**	(12)	(6)	(18)
Divestitures	**(13)**	**–**	**(13)**	–	–	–
Curtailment	**(12)**	**(1)**	**(13)**	(4)	–	(4)
Effect of exchange rate changes	**–**	**(8)**	**(8)**	–	(1)	(1)
Obligation at end of year	**$ 302**	**$ 68**	**$ 370**	$ 241	$ 72	$ 313

	2004	2003
Canada	**$ 302**	$ 241
United States	**55**	60
United Kingdom	**13**	12
	$ 370	$ 313

The reconciliation of the funded status of the benefit plans other than pensions to the amounts recorded on the consolidated balance sheets was as follows:

Funded status			2004			2003
	CANADA	FOREIGN	TOTAL	CANADA	FOREIGN	TOTAL
Deficit	**$(302)**	**$ (68)**	**$ (370)**	$(241)	$ (72)	$ (313)
Unamortized net actuarial loss	**46**	**11**	**57**	26	8	34
Unamortized past service costs	**(1)**	**–**	**(1)**	3	–	3
Benefits paid in January	**1**	**–**	**1**	1	–	1
Accrued benefit liability [1]	**$(256)**	**$ (57)**	**$ (313)**	$(211)	$ (64)	$ (275)

[1] For the year ended January 31, 2003, the accrued benefit liability includes $9 million for the Canadian plans and $4 million for the foreign plans relating to the recreational products segment. These amounts are presented in liabilities related to assets held for sale.

The following table provides the accrued benefit asset (liability) recognized in the consolidated balance sheets as at January 31:

Amounts recognized			2004			2003
	CANADA	FOREIGN	TOTAL	CANADA	FOREIGN	TOTAL
Accrued benefit asset						
Pension plans	**$ 373**	**$ 125**	**$ 498**	$ 143	$ 122	$ 265
Accrued benefit liability						
Pension plans	**(39)**	**(884)**	**(923)**	(77)	(812)	(889)
Other	**(256)**	**(57)**	**(313)**	(202)	(60)	(262)
	$(295)	**$(941)**	**$(1,236)**	$(279)	$(872)	$(1,151)

24 __ Commitments and contingencies

In addition to the commitments and contingencies described elsewhere in these Consolidated Financial Statements, the Corporation is subject to other off-balance sheet risks. The table below presents the maximum potential exposure for each major group of exposure as at January 31. The maximum potential exposure does not reflect payments expected by the Corporation.

	2004		2003	
	Maximum potential exposure	**Provision and liabilities**	Maximum potential exposure	Provision and liabilities
Aircraft sales				
Credit (a)	**$ 1,439**		$1,049	
Residual value (a)	**3,188**		2,871	
Mutually-exclusive exposure [1]	**(1,148)**		(818)	
Total credit and residual value exposure	**3,479**	**$1,094**	3,102	$ 919
Trade-in options (b)	**2,630**	**60**	3,586	121
Put options (c)	**776**	**30**	1,137	32
Other [2]				
Credit (e)	**59**	**–**	75	–
Residual value (e)	**157**	**–**	180	–
Repurchase obligations (f)	**$ 245**	**$ –**	$ 262	$ –

[1] Some of the residual value guarantees can only be exercised once the credit guarantees have expired without exercise and, therefore, must not be added together to calculate the combined maximum exposure for the Corporation.
[2] In addition, the Corporation has also provided performance and other guarantees (see section g).

The Corporation's maximum exposure in connection with credit and residual value guarantees related to sale of aircraft represents the face value of the guarantees before giving effect to the net benefit expected from the estimated value of the aircraft and other collateral available to mitigate the Corporation's exposure under these guarantees. The provisions for anticipated losses have been established to cover the risks from these guarantees after considering the effect of the estimated resale value of the aircraft, which is based on independent third-party evaluations, and the anticipated proceeds from other collateral covering such exposures. The anticipated proceeds from the collaterals are expected to cover the Corporation's total credit and residual value exposure after taking into account the provisions and liabilities.

Aircraft sales

a) Credit and residual value guarantees

Bombardier provides credit guarantees in the form of guarantees of lease payments, as well as services related to the remarketing of aircraft. These guarantees are mainly issued for the benefit of providers of financing to customers, maturing in different periods up to 2024. Substantially all financial support involving potential credit risk lies with commercial airline customers. The credit risk relating to three commercial airline customers accounted for 43% of the total maximum credit risk as at January 31, 2004.

In addition, Bombardier provides guarantees for the residual value of aircraft at the expiry date of certain financing and lease agreements. The following table summarizes the outstanding residual value guarantees as at January 31, 2004 and the period in which they can be exercised:

From 1 to 5 years	$ 158
From 6 to 10 years	653
From 11 to 15 years	923
Thereafter	1,454
	$3,188

The provisions and liabilities recorded in connection with the credit and residual value guarantee exposure totalled $1,094 million as at January 31, 2004 ($919 million as at January 31, 2003).

NOTE 24. COMMITMENTS AND CONTINGENCIES (CONT'D)

b) Trade-in options

In connection with the sale of new aircraft, the Corporation provides, from time to time, trade-in options to customers. These options allow customers to trade in their pre-owned aircraft at a predetermined amount and during a predetermined period, conditional upon purchase of a new aircraft. As at January 31, 2004, the Corporation's commitment to purchase pre-owned aircraft was as follows:

Less than 1 year	$1,656
From 1 to 3 years	378
From 4 to 5 years	303
Thereafter	293
	$2,630

The Corporation reviews its trade-in aircraft purchase commitments relative to the aircraft's anticipated fair value and records anticipated losses as a charge to income. Fair value is determined using both internal and external aircraft valuations, including information developed from the sale of similar aircraft in the secondary market. As at January 31, 2004, the Corporation recorded $32 million ($30 million as at January 31, 2003) of provisions relating to anticipated losses on trade-in options, based on the likelihood that these options will be exercised. In addition, the Corporation recorded a provision of $28 million as at January 31, 2004 ($91 million as at January 31, 2003) related to trade-in commitments in connection with firm orders of new aircraft.

c) Fractional ownership put options

Under the North American Bombardier Flexjet fractional ownership program, customers purchase fractional shares of a Bombardier business aircraft. The Corporation provides customers with an option to sell back their portion of the aircraft at estimated fair value if the option is exercised within a period of five years from the date of purchase. As at January 31, 2004, the Corporation's commitment to repurchase fractional shares of aircraft based on estimated current fair values totalled $669 million ($985 million as at January 31, 2003).

In addition, certain customers can trade in their fractional shares of aircraft at predetermined amounts for a fractional share of a larger model at predetermined amounts. The total commitment to repurchase fractional shares of aircraft, in exchange for a fractional share of a larger model, was $107 million as at January 31, 2004 ($152 million as at January 31, 2003). The Corporation recorded a $30-million provision as at January 31, 2004 ($32 million as at January 31, 2003) for anticipated losses based on the likelihood that these options will be exercised.

d) Financing commitments

The Corporation has committed to provide financing in relation to orders on hand which, net of third-party financing already arranged, amounted to $4.6 billion as at January 31, 2004 ($5.2 billion as at January 31, 2003). These commitments are provided under certain terms and conditions, and are related to aircraft on firm order, scheduled for delivery through fiscal year 2010. These commitments have scheduled expiration dates.

Other guarantees

e) Credit and residual value guarantees

In connection with the sale of certain transportation rail equipment, Bombardier has provided a credit guarantee of lease payment. This guarantee matures in 2020 and relates to a single customer. In addition, at the expiry date of certain financing and other agreements, the Corporation provides residual value guarantees, mostly in the transportation segment, mainly exercisable in 2014.

f) Repurchase obligations

The Corporation has provided certain financing providers and customers, mainly in the transportation segment, the right, under certain conditions, to sell back equipment to the Corporation at predetermined prices. Of the total amount, $224 million as at January 31, 2004 ($233 million as at January 31, 2003) relates to two agreements whereby the Corporation may be required, beginning in 2008, upon customer default on payments to the financing providers, to repurchase the equipment. In addition, on three separate dates, beginning in 2008, the Corporation may also be required to repurchase the equipment. In connection with this commitment, funds have been deposited in a cash collateral account by the customer, which, together with accumulated interest, is expected to entirely cover the Corporation's exposure.

g) Other

In certain projects carried out through consortia or other partnership vehicles in the transportation segment, all partners are jointly and severally liable to the customer. In the normal course of business under such joint and several obligations or under performance guarantees that may be issued in relation thereto, each partner is generally liable to the customer for a default by the other partner. These projects normally provide counter indemnities among the partners. These obligations and guarantees typically extend until final product acceptance by the

NOTE 24. COMMITMENTS AND CONTINGENCIES (CONT'D)

customer. The Corporation's maximum exposure to projects for which the exposure of the Corporation is capped, amounts to approximately $1.5 billion as at January 31, 2004. For projects where the exposure of the Corporation is not capped, such exposure has been determined in relation to the Corporation's partners' share of the total contract value. Under this methodology, the Corporation's exposure would amount to approximately $1.0 billion as at January 31, 2004. Such joint and several obligations and guarantees have been rarely called upon in the past, and no significant liability has been recognized in the Consolidated Financial Statements in connection with these obligations and guarantees.

In the normal course of its business, the Corporation has entered into agreements that include indemnities in favour of third parties, mostly tax indemnities. These agreements generally do not contain specified limits on the Corporation's liability and therefore, it is not possible to estimate the Corporation's maximum potential exposure under these indemnities.

Sale and leaseback

BC and Bombardier concluded third-party sale and leaseback transactions mostly relating to freight cars, which in most instances were simultaneously leased to operators. Details of minimum lease payments as at January 31, 2004 were as follows:

	RENTAL PAYMENTS	RESIDUAL VALUE GUARANTEES	TOTAL
2005	$ 95	$ –	$ 95
2006	95	–	95
2007	95	32	127
2008	90	–	90
2009	84	–	84
Thereafter	1,079	–	1,079
	$1,538	$ 32	$1,570

Minimum lease payments include $1,518 million for freight cars, $4 million for pre-owned aircraft, $2 million for transportation rail equipment and $46 million for other equipment.

Expected minimum sub-lease rentals from operators and the net benefit of the estimated resale value of the equipment approximate the amount of minimum lease payments.

Operating leases

The Corporation leases buildings and equipment and assumes aircraft operating lease obligations on the sale of new aircraft. The related minimum lease payments and the residual value guarantees for the next five years and thereafter are as follows:

	BUILDINGS AND EQUIPMENT	AIRCRAFT	RESIDUAL VALUE GUARANTEES	TOTAL
2005	$ 159	$ 74	$ –	$ 233
2006	129	63	5	197
2007	111	50	–	161
2008	96	36	–	132
2009	77	29	–	106
Thereafter	533	48	100	681
	$1,105	$ 300	$105	$1,510

Other commitments

As at January 31, 2004, the Corporation had commitments under agreements to outsource a significant portion of its information technology function in the aerospace and transportation segments requiring minimum annual payments as follows:

2005	$ 257
2006	231
2007	214
2008	187
2009	161
Thereafter	52
	$1,102

NOTE 24. COMMITMENTS AND CONTINGENCIES (CONT'D)

Claims

a) Adtranz

Effective May 1, 2001, the Corporation acquired from DaimlerChrysler AG of Stuttgart, Germany (DaimlerChrysler) all of the common shares of its subsidiary Adtranz. Pursuant to the terms of the SPA, a purchase price of $725 million US ($1.1 billion) was agreed upon. The SPA also contemplates an adjustment to the purchase price for a maximum of €150 million based on the carrying value of the adjusted net assets acquired, established under U.S. GAAP, as at April 30, 2001 (Net Asset Amount), provided that the minimum Net Asset Amount was delivered on the closing date.

Starting in May 2001, Adtranz, under the ownership of the Corporation, prepared its April 30, 2001 closing balance sheet under U.S. GAAP, in accordance with the provisions of the SPA for the purpose of establishing the Net Asset Amount. The resulting Net Asset Amount did not meet the minimum value contemplated in the SPA due to significant adjustments pertaining to the application of U.S. GAAP and to unrecorded costs required to complete contracts with third parties.

The Corporation announced on February 14, 2002 that discussions with DaimlerChrysler had failed to result in an agreement as to the value of the Net Asset Amount delivered at closing. In July 2002, the Corporation filed a request for arbitration with the International Chamber of Commerce in Paris.

Under the SPA, DaimlerChrysler made contractual representations and guarantees to the Corporation, including a written confirmation that the minimum Net Asset Amount was met on the closing date of April 30, 2001. The Corporation's claim for damages is largely based on material breaches of contractual representations and guarantees, including a significant deficiency in the value of the Net Asset Amount. The Corporation's claim under the request for arbitration is for an amount of €960 million ($1,542 million) plus interest and costs, and its resolution will result in a reduction of goodwill, $206 million (€150 million) of which was recorded during the year ended January 31, 2002.

b) Amtrak

On November 8, 2001, the Corporation filed a claim against Amtrak in the United States District Court for the District of Columbia. The claim sought damages in excess of $200 million US ($265 million) as compensation for additional costs incurred in relation to the Acela high-speed trainset and locomotive contracts, including costs incurred as a result of Amtrak's failure to upgrade its infrastructure to accommodate the new equipment.

On November 20, 2002, Amtrak filed a counterclaim against the Corporation and a claim against Alstom Transport Inc., alleging damages in excess of $200 million US ($265 million).

As a result of mediation and negotiations, the Corporation and Alstom Transport Inc. reached a settlement agreement with Amtrak on March 16, 2004. The settlement agreement provides for total payments of $42.5 million US ($56 million) by Amtrak to the Corporation and Alstom Transport Inc., $32.8 million US ($44 million) of which will be paid to the Corporation. The other main components of the agreement are:

i) With respect to trainsets, locomotives and facilities:
- For each type of equipment, a detailed list of items required to be completed by the consortium to obtain a Certificate of Acceptance;
- Extension of the general warranty of the trainsets until October 1, 2006; and
- Warranty on all modifications to be done on trainsets and/or locomotives until October 1, 2006.

ii) With respect to management services:
- The joint venture formed by the Corporation and Alstom Transport Inc. will continue to perform the maintenance of the fleet until October 1, 2006, at which time the maintenance of the fleet will be taken over by Amtrak; and
- Additional training provided to Amtrak to ensure that it will be able to take over on October 1, 2006.

A charge of $139 million related to this settlement was recorded in cost of sales for the year ended January 31, 2004.

c) Other litigations

The Corporation is a defendant in certain legal cases currently pending before various courts in relation to product liability and contract disputes with customers and other third parties.

The Corporation intends to vigorously defend its position in these matters. Management believes the Corporation has set up adequate provisions to cover potential losses and amounts not recoverable under insurance coverage, if any, in relation to these legal actions.

25 RECLASSIFICATION

Certain of the comparative figures have been reclassified to conform to the presentation adopted in the current year.

26 SEGMENT DISCLOSURE

The Corporation operates in the three reportable segments described below. Each reportable segment offers different products and services and requires different technology and marketing strategies.

Bombardier Aerospace is a manufacturer of business, regional and amphibious aircraft and a provider of related services. It offers comprehensive families of regional jet and turboprop commercial aircraft and a wide range of business jets. It also provides the Bombardier Flexjet fractional ownership program, technical services, aircraft maintenance and pilot training.

Bombardier Transportation, the global leader in the rail equipment manufacturing and servicing industry, offers a full range of passenger railcars, as well as complete rail transportation systems. It also manufactures locomotives, freight cars, airport people movers, propulsion and controls and provides rail control solutions. Bombardier Transportation is also a provider of maintenance services.

BC offers secured inventory financing and interim financing of commercial aircraft, primarily in North American markets, and manages the wind-down of various portfolios.

The accounting policies of the segments are the same as those described in the Summary of Significant Accounting Policies. Management evaluates performance of each segment based on income or loss before income taxes. Intersegment services are accounted for at current market prices as if the services were provided to third parties.

Net corporate interest costs are allocated to the manufacturing segments based on each segment's net assets, and are computed as follows: one half of the Canadian prime rate is charged on gross utilized assets reduced by interest on customer advances calculated at the Canadian prime rate. The balance of unallocated actual interest costs is allocated to each manufacturing segment based on its net assets. The Corporation does not allocate corporate interest charges to the BC segment. Net assets exclude cash and cash equivalents, investment in BC and advances and subordinated loans to Bombardier and deferred income taxes, and are net of accounts payable and accrued liabilities, advances and progress billings in excess of related costs and accrued benefit liability. Most corporate office charges are allocated based on each segment's revenues.

The table containing the detailed segmented data is shown after note 27.

27 SUBSEQUENT EVENT

Effective February 1, 2004, the Corporation changed its functional currencies from the Canadian dollar and the sterling pound to the U.S. dollar for the Canadian and U.K. operations in the aerospace segment, and from the Canadian dollar and the Mexican peso to the U.S. dollar for the Canadian and Mexican operations in the transportation segment. The European operations of the transportation segment continue to mainly use Western European currencies as their functional currencies. No gains or losses will result from the change of functional currencies. This change was made as a result of the increasing proportion of the Corporation's revenues, costs, inter-company arrangements, capital expenditures and long-term debt denominated in U.S. dollars.

The Corporation has historically used the Canadian dollar as its reporting currency for its Consolidated Financial Statements. Following the change of certain functional currencies to the U.S. dollar, the Corporation will adopt, effective for the first quarter of fiscal year 2005, the U.S. dollar as its reporting currency. Comparative financial information previously expressed in Canadian dollars will be restated in U.S. dollars for all periods presented, using the exchange rate applicable at each balance sheet date and the average exchange rate for the consolidated statements of income and consolidated statements of cash flows. Equity transactions will be translated at historical rates with opening equity on February 1, 1999 translated at the rate of exchange on that date. The effect of the translation adjustments will be included in the deferred translation adjustment in shareholders' equity.

Segment disclosure

Industry segments

(MILLIONS OF CANADIAN DOLLARS)	BOMBARDIER INC. CONSOLIDATED 2004	2003
External revenues	**$21,321**	$21,189
Intersegment revenues	**–**	–
Segmented revenues	**21,321**	21,189
Cost of sales	**18,297**	18,097
Selling, general and administrative	**1,368**	1,498
Depreciation and amortization	**793**	806
Research and development	**188**	191
Special items	**429**	1,311
	21,075	21,903
	246	(714)
Interest expense (income), net	**236**	216
Income (loss) from continuing operations before income taxes	**$ 10**	$ (930)
Net segmented assets	**$ 4,880**	$ 4,701
Accounts payable and accrued liabilities	**8,668**	8,494
Advances and progress billings in excess of related costs	**3,563**	3,816
Accrued benefit liability	**1,236**	1,147
Deferred income tax asset	**455**	632
Cash and cash equivalents	**1,605**	713
Assets held for sale	**–**	1,260
Total assets – Bombardier	**20,407**	20,763
Investment in BC	**(1,142)**	(1,287)
Advances and subordinated loans from BC	**(776)**	(69)
Total assets – BC	**7,080**	9,717
Total assets – Bombardier Inc. consolidated	**$25,569**	$29,124
Additions to property, plant and equipment and intangible assets	**$ 416**	$ 721

Geographic information

	REVENUES		PROPERTY, PLANT AND EQUIPMENT, INTANGIBLE ASSETS AND GOODWILL	
	2004	2003	**2004**	2003
United States	**$10,030**	$ 9,652	**$ 602**	$ 802
Germany	**2,357**	2,504	**1,774**	2,176
United Kingdom	**1,989**	2,293	**863**	1,014
Switzerland	**759**	643	**348**	351
Canada	**744**	1,406	**2,943**	3,054
Italy	**719**	392	**220**	235
Sweden	**597**	714	**669**	722
France	**533**	415	**47**	42
Netherlands	**418**	210	**–**	–
Portugal	**239**	245	**152**	162
Spain	**235**	496	**17**	12
Japan	**219**	254	**–**	–
China	**210**	216	**28**	47
Austria	**145**	182	**15**	18
Other – Europe	**1,030**	896	**282**	243
Other – Asia	**354**	245	**3**	4
Other – Americas	**247**	182	**20**	27
Other	**496**	244	**3**	9
	$21,321	$21,189	**$ 7,986**	$ 8,918

AEROSPACE		TRANSPORTATION		BC	
2004	2003	**2004**	2003	**2004**	2003
$11,307	$11,294	**$9,567**	$9,402	**$ 447**	$ 493
–	–	**19**	20	**234**	402
11,307	11,294	**9,586**	9,422	**681**	895
9,762	9,974	**8,443**	8,127	**345**	418
485	560	**753**	745	**130**	193
442	424	**218**	202	**133**	180
86	50	**102**	141	**–**	–
(28)	1,311	**457**	–	**–**	–
10,747	12,319	**9,973**	9,215	**608**	791
560	(1,025)	**(387)**	207	**73**	104
270	319	**(34)**	(103)	**–**	–
$ 290	$ (1,344)	**$ (353)**	$ 310	**$ 73**	$ 104
$ 3,123	$ 3,281	**$ 615**	$ 133	**$1,142**	$1,287

$ 272	$ 512	**$ 140**	$ 196	**$ 4**	$ 13

Historical financial summary

FOR THE YEARS ENDED JANUARY 31 (MILLIONS OF CANADIAN DOLLARS, EXCEPT PER SHARE AMOUNTS AND SHAREHOLDERS OF RECORD)	**2004**	2003	2002	2001	2000
Segmented revenues					
Aerospace	**$ 11,307**	$ 11,294	$ 12,289	$ 10,690	$ 8,218
Transportation	**9,586**	9,422	7,020	3,043	3,446
BC	**681**	895	967	936	537
Intersegment revenues	**(253)**	(422)	(413)	(284)	(165)
External revenues	**$ 21,321**	$ 21,189	$ 19,863	$ 14,385	$ 12,036
Income (loss) from continuing operations before special items and income taxes					
Aerospace	**$ 262**	$ (33)	$ 721	$ 1,028	$ 695
Transportation	**104**	310	230	121	174
BC	**73**	104	41	(15)	28
	439	381	992	1,134	897
Special items					
Aerospace	**(28)**	1,311	356	(50)	(67)
Transportation	**457**	–	74	–	117
BC	**–**	–	662	80	–
	429	1,311	1,092	30	50
Income (loss) from continuing operations before income taxes					
Aerospace	**290**	(1,344)	365	1,078	762
Transportation	**(353)**	310	156	121	57
BC	**73**	104	(621)	(95)	28
	10	(930)	(100)	1,104	847
Income tax expense (recovery)	**205**	(221)	(34)	322	276
Income (loss) from continuing operations	**(195)**	(709)	(66)	782	571
Income from discontinued operations – net of tax	**106**	94	102	58	12
Net income (loss)	**$ (89)**	$ (615)	$ 36	$ 840	$ 583
Earnings (loss) per share					
Basic					
From continuing operations	**$ (0.13)**	$ (0.54)	$ (0.06)	$ 0.56	0.40
From discontinued operations	**0.06**	0.07	0.07	0.04	0.01
	$ (0.07)	$ (0.47)	$ 0.01	$ 0.60	$ 0.41
Diluted					
From continuing operations	**$ (0.13)**	$ (0.54)	$ (0.06)	$ 0.55	$ 0.39
From discontinued operations	**0.06**	0.07	0.07	0.04	0.01
	$ (0.07)	$ (0.47)	$ 0.01	$ 0.59	$ 0.40

General information for continuing operations	**2004**	2003	2002	2001	2000
Export revenues from Canada	**$ 9,498**	$ 7,457	$ 8,282	$ 7,491	$ 5,418
Additions to property, plant and equipment	**$ 416**	$ 721	$ 1,125	$ 1,224	$ 765
Depreciation and amortization	**$ 793**	$ 806	$ 749	$ 757	$ 375
Dividend per common share					
Class A	**$0.090000**	$0.180000	$0.180000	$0.135000	$0.110000
Class B	**$0.091563**	$0.181563	$0.181563	$0.136563	$0.111563
Dividend per preferred share					
Series 2	**$1.171276**	$1.193750	$1.375000	$1.375000	$1.375000
Series 3	**$1.026750**	$0.684500	$ –	$ –	$ –
Series 4	**$1.171875**	$1.398760	$ –	$ –	$ –
Number of common shares (millions)	**1,750**	1,378	1,371	1,366	1,378
Book value per common share	**$ 1.55**	$ 1.60	$ 2.21	$ 2.28	$ 2.21
Shareholders of record	**12,371**	11,579	11,310	12,666	11,168

Market price ranges (IN CANADIAN DOLLARS)					
Class A					
High	**$ 6.32**	$ 15.67	$ 24.60	$ 26.80	$ 16.12
Low	**2.95**	3.19	9.25	14.05	9.55
Close	**5.96**	5.34	14.72	24.70	14.97
Class B					
High	**$ 6.28**	$ 15.67	$ 24.65	$ 26.70	$ 16.10
Low	**2.56**	3.13	9.19	13.90	9.47
Close	**5.99**	5.12	14.70	24.54	14.65

AS AT JANUARY 31 (MILLIONS OF CANADIAN DOLLARS)	**2004**	2003	2002	2001	2000
BOMBARDIER INC. CONSOLIDATED					
Cash and cash equivalents	**$ 1,619**	$ 1,014	$ 440	$ 1,366	$ 1,681
Receivables	**2,438**	2,259	1,845	816	626
Finance receivables	**4,148**	7,013	6,399	7,141	6,251
Assets under operating leases	**740**	1,358	1,840	1,793	905
Inventories	**5,756**	5,264	5,624	3,797	3,029
Property, plant and equipment	**4,674**	5,386	5,190	4,271	3,771
Goodwill	**3,038**	3,245	2,713	–	–
Deferred income taxes	**699**	915	906	182	–
Accrued benefit asset	**498**	265	243	147	20
Assets held for sale	**–**	1,260	1,102	568	480
Other assets	**1,959**	1,145	941	402	282
Total assets	**$ 25,569**	$29,124	$27,243	$20,483	$17,045
Short-term borrowings	**$ 308**	$ 2,564	$ 3,037	$ 2,531	$ 2,003
Accounts payable and accrued liabilities	**9,000**	8,906	7,412	3,966	3,264
Advances and progress billings in excess of related costs	**3,563**	3,816	3,291	2,827	2,849
Deferred income taxes	**138**	186	636	672	477
Long-term debt	**8,074**	8,926	7,852	6,122	4,773
Accrued benefit liability	**1,236**	1,151	994	439	–
Liabilities related to assets held for sale	**–**	834	685	513	330
Preferred shares	**535**	535	300	300	300
Common shareholders' equity	**2,715**	2,206	3,036	3,113	3,049
Total liabilities and shareholders' equity	**$ 25,569**	$29,124	$27,243	$20,483	$17,045
BOMBARDIER					
Cash and cash equivalents	**$ 1,605**	$ 713	$ 440	$ 1,351	$ 1,566
Receivables	**2,246**	2,093	1,534	591	555
Assets under operating leases	**114**	7	9	25	18
Inventories	**5,756**	5,264	5,624	3,797	3,029
Property, plant and equipment	**4,555**	5,239	5,027	4,138	3,649
Goodwill	**3,038**	3,245	2,713	–	–
Deferred income taxes	**455**	632	580	110	–
Investment in and advances to BC	**1,142**	1,287	1,363	1,582	1,531
Accrued benefit asset	**498**	265	243	147	20
Assets held for sale	**–**	1,260	1,102	568	480
Other assets	**998**	758	706	192	155
Total assets	**$ 20,407**	$20,763	$19,341	$12,501	$11,003
Short-term borrowings	**$ –**	$ 381	$ 1,342	$ –	$ –
Advances from BC	**179**	69	–	–	–
Accounts payable and accrued liabilities	**8,668**	8,494	6,990	3,769	3,055
Advances and progress billings in excess of related costs	**3,563**	3,816	3,291	2,827	2,849
Deferred income taxes	**133**	182	631	672	471
Long-term debt	**2,781**	3,099	2,075	870	949
Accrued benefit liability	**1,236**	1,147	991	437	–
Liabilities related to assets held for sale	**–**	834	685	513	330
Subordinated loans from BC	**597**	–	–	–	–
Preferred shares	**535**	535	300	300	300
Common shareholders' equity	**2,715**	2,206	3,036	3,113	3,049
Total liabilities and shareholders' equity	**$ 20,407**	$20,763	$19,341	$12,501	$11,003
BC					
Cash and cash equivalents	**$ 14**	$ 301	$ –	$ 15	$ 115
Receivables	**192**	166	311	225	71
Finance receivables	**4,148**	7,013	6,399	7,141	6,251
Assets under operating leases	**626**	1,351	1,831	1,768	887
Property, plant and equipment	**119**	147	163	133	122
Deferred income taxes	**244**	283	326	72	–
Advances and subordinated loans to Bombardier	**776**	69	–	–	–
Other assets	**961**	387	235	210	127
Total assets	**$ 7,080**	$ 9,717	$ 9,265	$ 9,564	$ 7,573
Short-term borrowings	**$ 308**	$ 2,183	$ 1,695	$ 2,531	$ 2,003
Advances from Bombardier	**–**	–	20	206	460
Accounts payable and accrued liabilities	**332**	412	422	197	209
Deferred income taxes	**5**	4	5	–	6
Long-term debt	**5,293**	5,827	5,777	5,252	3,824
Accrued benefit liability	**–**	4	3	2	–
Investment in BC	**1,142**	1,287	1,343	1,376	1,071
Total liabilities and shareholder's equity	**$ 7,080**	$ 9,717	$ 9,265	$ 9,564	$ 7,573

Main business locations

Bombardier Inc.

BOMBARDIER INC.
Corporate Office
800 René-Lévesque Blvd. West
Montréal, Québec
Canada H3B 1Y8
Telephone: +1 514 861-9481
Fax: +1 514 861-7053

www.bombardier.com

Bombardier Aerospace

BOMBARDIER AEROSPACE
Headquarters
400 Côte-Vertu Road West
Dorval, Québec
Canada H4S 1Y9
Telephone: +1 514 855-5000
Fax: +1 514 855-7401

BOMBARDIER AEROSPACE
Toronto site
123 Garratt Boulevard
Downsview, Ontario
Canada M3K 1Y5
Telephone: +1 416 633-7310
Fax: +1 416 375-4546

BOMBARDIER AEROSPACE
Learjet Inc.
One Learjet Way
Wichita, Kansas 67209
United States
Telephone: +1 316 946-2000
Fax: +1 316 946-2220

BOMBARDIER AEROSPACE
Short Brothers plc
Airport Road, Belfast BT3 9DZ
Northern Ireland
Telephone: +44 2890 458 444
Fax: +44 2890 733 396

BOMBARDIER INC.
Defence Services
10000 Helen-Bristol Street
Montréal Airport, Mirabel
Mirabel, Québec
Canada J7N 1H3
Telephone: +1 450 476-4633
Fax: +1 450 476-6382

BOMBARDIER INC.
Amphibious Aircraft
3400 Douglas-B. Floréani
Saint-Laurent, Québec
Canada H4S 1V2
Telephone: +1 514 855-5000
Fax: +1 514 855-7604

BOMBARDIER AEROSPACE
Flexjet
3400 Waterview Parkway
Suite 400
Richardson, Texas 75080
United States
Telephone: +1 800 353-9538
Fax: +1 972 720-2435

BOMBARDIER AEROSPACE
Flexjet Europe
Vista Office Centre
50 Salisbury Road, 9th Floor
Hounslow, Middlesex TW4 6JH
United Kingdom
Telephone: +44 20 8538 0200
Fax: +44 20 8538 0201

BOMBARDIER AEROSPACE
Flexjet Asia-Pacific
400 Côte-Vertu Road West
Dorval, Québec
Canada H4S 1Y9
Telephone: +1 888 880-3539
Fax: +1 514 855-7802

BOMBARDIER AEROSPACE
Skyjet
3040 Williams Drive
Suite 404
Fairfax, Virginia 22031
United States
Telephone: +1 703 584-3330
Fax: +1 703 584-3361

Bombardier Transportation

BOMBARDIER TRANSPORTATION
Headquarters
Saatwinkler Damm 43
13627 Berlin
Germany
Telephone: +49 30 3832 0
Fax: +49 30 3832 2000

BOMBARDIER TRANSPORTATION
North America
1101 Parent Street
Saint-Bruno, Québec
Canada J3V 6E6
Telephone: +1 450 441-2020
Fax: +1 450 441-1515

BOMBARDIER TRANSPORTATION
Light Rail Vehicles
Donaufelder Strasse 73-79
1211 Vienna
Austria
Telephone: +43 1 25 110
Fax: +43 1 25 110 8

BOMBARDIER TRANSPORTATION
Mainline & Metros
Am Rathenaupark
16761 Hennigsdorf
Germany
Telephone: +49 33 02 89 0
Fax: + 49 33 02 89 20 88

BOMBARDIER TRANSPORTATION
Locomotives & Freight
Brown-Boveri Strasse 5
8050 Zurich
Switzerland
Telephone: +41 1318 3333
Fax: +41 1318 2727

BOMBARDIER TRANSPORTATION
Total Transit Systems
P.O. Box 220, Station A
Kingston, Ontario
Canada K7M 6R2
Telephone: +1 613 384-3100
Fax: +1 613 384-5244

BOMBARDIER TRANSPORTATION
Propulsion & Controls
Brown-Boveri Strasse 5
8050 Zurich
Switzerland
Telephone: +41 1318 3333
Fax: +41 1318 1543

BOMBARDIER TRANSPORTATION
Services
West Street, Crewe
Cheshire CW1 3JB
United Kingdom
Telephone: +44 1270 500 333
Fax: +44 1270 255 439

BOMBARDIER TRANSPORTATION
Rail Control Solutions
10 Church Street, Reading
Berkshire RG1 2SQ
United Kingdom
Telephone: +44 118 953 8000
Fax: +44 118 953 8483

BOMBARDIER TRANSPORTATION
Bogies
Siegstrasse 27
57250 Netphen
Germany
Telephone: +49 271 702 0
Fax: +49 271 702 222

BOMBARDIER TRANSPORTATION
London Underground Projects
Litchurch Lane
Derby DE24 8AD
United Kingdom
Telephone: +44 1332 344 666
Fax: +44 1332 251 635

Bombardier Capital

BOMBARDIER CAPITAL INC.
12735 Gran Bay Parkway West
Suite 1000
Jacksonville, Florida 32258
United States
Telephone: +1 904 288-1000
Fax: +1 904 288-1920

BOMBARDIER CAPITAL INC.
261 Mountain View Drive
Colchester, Vermont 05446-0991
United States
Telephone: +1 802 654-8100
Fax: +1 802 654-8435

BOMBARDIER CAPITAL INC.
6400 Auteuil Street, 2nd Floor
Brossard, Québec
Canada J4Z 3P5
Telephone: +1 450 443-4400
Fax: +1 450 443-8943

BFI INC.
261 Mountain View Drive
Colchester, Vermont 05446-0991
United States
Telephone: +1 802 654-8100
Fax: +1 802 654-8432

BOMBARDIER CAPITAL RAIL INC.
12735 Gran Bay Parkway West
Suite 1000
Jacksonville, Florida 32258
United States
Telephone: +1 904 288-1000
Fax: +1 904 288-2155

BOMBARDIER CAPITAL LTD.
6400 Auteuil Street, 2nd Floor
Brossard, Québec
Canada J4Z 3P5
Telephone: +1 450 443-4400
Fax: +1 450 443-8943

BOMBARDIER FINANCE INC.
300-840 6th Avenue S.W.
Calgary, Alberta
Canada T2P 3E5
Telephone: +1 403 238-5045
Fax: +1 403 251-5038

BOMBARDIER CAPITAL
Insurance Agency Inc.
12735 Gran Bay Parkway West
Suite 1000
Jacksonville, Florida 32258
United States
Telephone: +1 904 288-1000
Fax: +1 904 288-1920

RJ FINANCE CORP. ONE
261 Mountain View Drive
Colchester, Vermont 05446-0991
United States
Telephone: +1 802 654-8100
Fax: +1 802 654-8433

BOMBARDIER INC.
Real Estate Services
2505 des Nations Street
Suite 200
Saint-Laurent, Québec
Canada H4R 3C8
Telephone: +1 514 335-9511
Fax: +1 514 335-7007


Laurent Beaudoin


Paul M. Tellier


Jalynn H. Bennett


J.R. André Bombardier


Janine Bombardier


L. Denis Desautels


André Desmarais


Jean-Louis Fontaine


Daniel Johnson


Michael H. McCain


Jean C. Monty


James E. Perrella


Federico Sada G.

BOARD OF DIRECTORS

Laurent
BEAUDOIN, C.C, FCA
Executive Chairman of the Board
Bombardier Inc.

Paul M.
TELLIER
President and Chief Executive Officer
Bombardier Inc.

Jalynn H.
BENNETT, C.M.
President
Jalynn H. Bennett & Associates Ltd.

J.R. André
BOMBARDIER
Vice Chairman of the Board
Bombardier Inc.

Janine
BOMBARDIER
President and Governor
J. Armand Bombardier Foundation

L. Denis
DESAUTELS
Corporate Director

André
DESMARAIS
President and Co-Chief Executive Officer
Power Corporation of Canada

Jean-Louis
FONTAINE
Vice Chairman of the Board
Bombardier Inc.

Daniel
JOHNSON
Counsel
McCarthy Tétrault, LLP

Michael H.
McCAIN
President and Chief Executive Officer
Maple Leaf Foods Inc.

Jean C.
MONTY
Corporate Director

James E.
PERRELLA
Retired Chairman and
Chief Executive Officer
Ingersoll-Rand Company

Federico
SADA G.
President and Chief Executive Officer
Vitro, S.A. de C.V.

OFFICERS/GROUPS

Pierre
BEAUDOIN
President and Chief Operating Officer
Bombardier Aerospace

André
NAVARRI
President
Bombardier Transportation

Brian
PETERS
President and Chief Operating Officer
Bombardier Capital

OFFICERS/CORPORATE OFFICE

Laurent
BEAUDOIN
Executive Chairman of the Board

Paul M.
TELLIER
President and Chief Executive Officer

Pierre
ALARY
Senior Vice President
and Chief Financial Officer

J.R. André
BOMBARDIER
Vice Chairman of the Board

Richard C.
BRADEEN
Senior Vice President, Corporate Audit
Services and Risk Assessment

Roger
CARLE
Corporate Secretary

Michael
DENHAM
Senior Vice President, Strategy

Daniel
DESJARDINS
Senior Vice President, General Counsel
and Assistant Secretary

Jean-Louis
FONTAINE
Vice Chairman of the Board

William J.
FOX
Senior Vice President,
Public Affairs

Moya
GREENE
Senior Vice President,
Operational Effectiveness

François
LEMARCHAND
Senior Vice President and Treasurer

Carroll
L'ITALIEN
Senior Vice President

Marie-Claire
SIMONEAU
Executive Assistant to the Chairman

Shareholder information

SHARE CAPITAL

AUTHORIZED AND ISSUED AS AT JANUARY 31, 2004

	Authorized	Issued
Class A shares	1,892,000,000	342,018,248
Class B shares	1,892,000,000	1,407,566,670[1]
Preferred shares, Series 2	12,000,000	2,597,907
Preferred shares, Series 3	12,000,000	9,402,093
Preferred shares, Series 4	9,400,000	9,400,000

[1] Includes 370,000,000 Class B shares issued on April 17, 2003.

STOCK EXCHANGE LISTINGS

Class A and Class B shares	Toronto (Canada)
Preferred shares, Series 2, Series 3 and Series 4	Toronto (Canada)
Class B shares	Brussels (Belgium) and Frankfurt (Germany)

Stock listing tickers
BBD (Toronto)
BOM (Brussels)
BBBd.F (Frankfurt)

SHAREHOLDER AND INVESTOR RELATIONS

Shareholders

To order additional copies of this report and other corporate or financial documents, please access www.bombardier.com, then Investor Relations, then Contacts.

BOMBARDIER INC.
PUBLIC AFFAIRS
800 René-Lévesque Blvd. West
Montréal, Québec, Canada H3B 1Y8
Telephone: +1 514 861-9481, extension 390
Fax: +1 514 861-2420

Investors

BOMBARDIER INC.
INVESTOR RELATIONS
800 René-Lévesque Blvd. West
Montréal, Québec, Canada H3B 1Y8
Telephone: +1 514 861-9481, extension 487
Fax: +1 514 861-7769
E-mail: investors@bombardier.com

Transfer agent and registrar

Shareholders with inquiries concerning their shares should contact:
COMPUTERSHARE TRUST COMPANY OF CANADA
100 University Avenue, 9th Floor
Toronto, Ontario, Canada M5J 2Y1

1500 University Street, Suite 700
Montréal, Québec, Canada H3A 3S8

Telephone: +1 514 982-7270 or
+1 800 564-6253 (toll-free, North America only)
Fax: +1 416 263-9394 or
+1 888 453-0330 (toll-free, North America only)
service@computershare.com

Media

For information on Bombardier, contact the Public Affairs Department at +1 514 861-9481, extension 245. Bombardier's press releases are available on the Internet at the following address: www.bombardier.com.

Incorporation

The Corporation was incorporated on June 19, 1902 by letters patent and prorogated June 23, 1978 under the Canadian Business Corporations Act.

Auditors

Ernst & Young LLP
1 Place Ville-Marie
Montréal, Québec, Canada H3B 3M9

Annual meeting

The annual meeting of shareholders will be held on Tuesday, June 1, 2004 at 10:00 a.m. at the following address:
Place Bonaventure
Exhibition Halls
800 de la Gauchetière Street West
Montréal, Québec, Canada H5A 1K6

Duplication: Although Bombardier strives to ensure that registered shareholders receive only one copy of corporate documents, duplication is unavoidable if securities are registered under different names and addresses. If this is the case, please call the following number: +1 514 982-7270 or +1 800 564-6253 (toll-free, North America only) or send an e-mail to service@computershare.com.

Product photos, page 28 to 33

Rear view of the Bombardier Global Express business jet
Bombardier Global 5000 business jet
Bombardier CRJ700 regional jet
Bombardier TRAXX locomotive, Germany
AirTrain JFK, New York, USA
Front view of the AGC high-capacity train, France

All amounts mentioned in this report are
in Canadian dollars, unless otherwise stated.

Un exemplaire en français vous sera
expédié sur demande adressée à
Bombardier Inc., Affaires publiques
800, boul. René-Lévesque Ouest
Montréal (Québec) Canada H3B 1Y8
Consultez le site Internet au www.bombardier.com

This annual report is printed
on chlorine-free recycled paper containing
at least 20% post-consumer fibre.

Printed in Canada
2-921393-59-x – Legal deposit, Bibliothèque nationale du Québec

BOMBARDII

BOMBARDIER

BOMBARDIER

- **Notice of Annual Meeting of Shareholders**

- **Management Proxy Circular**

2004

BOMBARDIER INC.

Notice of Annual Meeting of Shareholders 2004

Date: Tuesday, June 1, 2004

Time: 10:00 a.m. (Montréal time)

Place: Place Bonaventure
Exhibition Halls
800 de la Gauchetière Street West
Montréal, Québec
Canada

The holders of Class A shares (multiple voting) and/or Class B shares (subordinate voting) of Bombardier Inc. whose names appear on the list of shareholders of Bombardier Inc. on Friday, April 16, 2004, at 5:00 p.m. (Montréal time) will be entitled to receive this notice of the meeting of shareholders and to vote at the meeting.

By order of the Board of Directors,

Roger Carle
Corporate Secretary

Montréal, May 5, 2004

Business on the agenda of the meeting:

1. Receipt of the consolidated financial statements of Bombardier Inc. for the financial year ended January 31, 2004 and the auditors' report thereon;
2. Election of the directors of Bombardier Inc.;
3. Appointment of the auditors of Bombardier Inc. and authorization to the directors of Bombardier Inc. to fix their remuneration;
4. Consideration of the shareholder proposal set out in Schedule "B" to the Management Proxy Circular; and
5. Consideration of such other business as may properly come before the meeting.

Shareholders are entitled to vote at the meeting either in person or by proxy. Any registered shareholder wishing to vote by proxy has to complete the accompanying form of proxy and return it either in the envelope provided for this purpose or by fax to the transfer agent for all the shares of Bombardier Inc., Computershare Trust Company of Canada, no later than 4:00 p.m. (Montréal time) on Monday, May 31, 2004. Registered shareholders may also submit a proxy by telephone or over the Internet, by following the instructions provided for in the Management Proxy Circular. Non-registered shareholders should refer to page 4 of the Management Proxy Circular for information on how to submit a proxy.

This Management Proxy Circular is provided in connection with the solicitation by the Management of Bombardier Inc. of proxies for use at the Annual Meeting of the holders of Class A shares (multiple voting), or the Class A shares, and/or Class B shares (subordinate voting), or the Class B subordinate shares, of the Corporation to be held on Tuesday, June 1, 2004, at 10:00 a.m. (Montréal time) at Place Bonaventure, Exhibition Halls, 800 de la Gauchetière Street West, Montréal, Québec, Canada, and at any and all adjournments thereof. As used in this Management Proxy Circular, all references to "Bombardier", the "Corporation", "we", "us", "our" or similar terms are to Bombardier Inc., and unless otherwise indicated, all dollar amounts are in Canadian currency.

Section 1 : Voting Information

Who is soliciting my proxy?

The management of Bombardier is soliciting your proxy for use at our Annual Meeting of the holders of our Class A shares and/or Class B subordinate shares.

What will I be voting on?

As a holder of our Class A shares and/or Class B subordinate shares, you will be voting on:

- the election of the directors of Bombardier (see pages 5 to 11);
- the appointment of Ernst & Young, LLP, chartered accountants, as the auditors of Bombardier (see page 11); and
- the shareholder proposal set out in Schedule "B" attached to this Management Proxy Circular (see pages 26 and 27).

How will these matters be decided at the meeting?

A simple majority of the votes cast, by proxy or in person, will constitute approval of each of the matters specified in this Management Proxy Circular.

How many votes do I have?

Our Class B subordinate shares are restricted shares (within the meaning of the relevant Canadian regulations respecting securities) in that they do not carry equal voting rights. In the event of a ballot, each Class A share carries the right to ten votes and each Class B subordinate share carries the right to one vote.

Each Class A share is convertible at any time, at the option of the holder, into one Class B subordinate share. Each Class B subordinate share will become convertible into one Class A share in the event that the majority shareholder, namely the Bombardier family, accepts a purchase offer for Class A shares or in the event the majority shareholder ceases to hold more than 50% of our issued and outstanding Class A shares.

The holders of Class A shares and the holders of Class B subordinate shares, whose names appear on the list of shareholders prepared as of the close of business at 5:00 p.m. (Montréal time) on the Record Date, being Friday, April 16, 2004, will be entitled to vote at the meeting and any adjournment thereof if present or represented by proxy.

How many shares are entitled to vote?

As at April 5, 2004, there were 342,004,748 of our Class A shares and 1,407,660,170 Class B subordinate shares issued and outstanding.

To the knowledge of our directors and officers, the only persons who, as at April 5, 2004, beneficially owned or exercised control or direction over shares carrying more than 10% of the voting rights attached to all of our issued and outstanding shares were Mrs. Janine Bombardier and Mr. J.R. André Bombardier, both directors of the Corporation, and Mrs. Claire Bombardier Beaudoin and Mrs. Huguette Bombardier Fontaine. The four persons mentioned above indirectly controlled through holding companies 281,136,961 Class A shares, representing in the aggregate 82.20% of our outstanding Class A shares or 58.23% of all the voting rights attached to all of our issued and outstanding shares.

As at April 5, 2004, our directors (with the exception of Mrs. Janine Bombardier and Mr. J.R. André Bombardier) and officers as a group, beneficially owned, directly or indirectly, 4,997,052 Class A shares and 15,000,462 Class B subordinate shares, representing 1.46% and 1.07%, respectively, of the outstanding shares of each such class.

How do I vote?

If you are eligible to vote and your shares are registered in your own name, you may exercise the voting rights attached to your shares in person at the meeting or by proxy, as explained below.

If your shares are held in the name of a nominee, please see the instructions below under the headings "How can a non-registered shareholder vote?" and "How can a non-registered shareholder vote in person at the meeting?" at page 4.

Voting by proxy

Whether or not you attend the meeting, you may appoint someone else to vote for you as your proxyholder. Your vote will thus be counted at the meeting. You may use the enclosed form of proxy, or any other proper form of proxy, in order to appoint your proxyholder. The persons named in the enclosed form of proxy, namely,

Messrs. Laurent Beaudoin, J.R. André Bombardier and Jean-Louis Fontaine, are directors and officers of Bombardier. However, you may choose another person to act as your proxyholder, including someone who is not a holder of our shares, by deleting the names printed on the enclosed form of proxy and inserting another person's name in the blank space provided, or by completing another proper form of proxy.

How will my proxy vote?

On the form of proxy, you may indicate how you want your proxyholder to vote your shares, or you can let your proxyholder decide for you.

If you have specified on the form of proxy how you want your shares to be voted on a particular issue (by marking FOR, AGAINST or WITHHOLD), then your proxyholder must vote your shares accordingly.

If you have not specified on the form of proxy how you want your shares to be voted on a particular issue, then your proxyholder can vote your shares as he sees fit.

Unless contrary instructions are provided, the voting rights attached to Class A shares and/or Class B subordinate shares represented by proxies received by our management will be voted:

FOR the election of all the nominees proposed as directors by the management of the Corporation;

FOR the appointment of Ernst & Young, LLP, chartered accountants, as auditors of the Corporation and FOR the fixing of their remuneration by the directors of the Corporation, as proposed by the management of the Corporation; and

AGAINST the shareholder proposal set out in Schedule "B".

Proxy Voting Options

Shareholders may wish to vote by proxy whether or not they are able to attend the meeting in person. Registered shareholders may vote by proxy as follows: by mail or fax, by telephone or over the Internet.

Submitting a proxy by mail or fax or over the Internet are the only methods by which a shareholder may appoint a person as proxy other than a director or officer of the Corporation named on the form of proxy.

Mail or Fax

Registered shareholders electing to submit a proxy by mail must complete, date and sign the form of proxy. It must then be returned to the transfer agent for our shares, Computershare Trust Company of Canada, or Computershare, either in the postage pre-paid return envelope provided or by fax at 1-866-249-7775 no later than 4:00 p.m. (Montréal time) on May 31, 2004.

Telephone

The option to submit a proxy by telephone is offered only in Canada and in the United States. Registered shareholders electing to submit a proxy by telephone must do so using a touchtone telephone. The telephone number to call is 1-877-438-8319 for the holders of our Class A shares and 1-877-438-8321 for the holders of our Class B subordinate shares. Shareholders must follow the instructions, use the form of proxy received from us and provide the 11-digit Holder Account Number and 5-digit Proxy Access Number located on the lower left-hand side of the form of proxy. Instructions are then conveyed by use of the touchtone selections over the telephone.

Internet

Registered shareholders electing to submit a proxy over the Internet must access the following website: www.computershare.com/ca/proxy.

Registered shareholders must then follow the instructions and refer to the form of proxy received from us which contains an 11-digit Holder Account Number and 5-digit Proxy Access Number located on the lower left-hand side of the form of proxy. Voting instructions are then conveyed electronically by the shareholder over the Internet.

Non-registered shareholders, or persons whose shares are held in "nominee" name, usually banks, trust companies, securities dealers or brokers or other financial institutions, will be provided with voting instructions by the nominee. Please see further instructions below under the heading "How can a non-registered shareholder vote?" at page 4.

What if there are amendments or if other matters are brought before the meeting?

The enclosed form of proxy gives the persons named on it authority to use their discretion in voting on amendments or variations to matters identified in the notice.

As of the date of this Management Proxy Circular, our management is not aware that any other matter is to be presented for action at the meeting. If, however, other matters properly come before the meeting, the persons named on the enclosed form of proxy will vote on them in accordance with their judgment, pursuant to the discretionary authority conferred by the form of proxy with respect to such matters.

What if I change my mind and want to revoke my proxy?

You may revoke your proxy at any time before it is acted upon. You may do this by stating clearly, in writing, that you wish to revoke your proxy and by delivering this written statement to our transfer agent, Computershare, no later than the last business day before the day of the meeting, or to the Chairman of the meeting on the day of the meeting or any adjournment thereof.

Who counts the votes?

Proxies are counted by Computershare, the transfer agent for all of our shares.

Is my vote confidential?

Our transfer agent, Computershare, preserves the confidentiality of individual shareholder votes, except (a) where the shareholder clearly intends to communicate his or her individual position to the management of Bombardier, and (b) as necessary in order to comply with legal requirements.

How are proxies solicited?

Management requests that you sign and return the form of proxy to ensure your votes are exercised at the meeting. The solicitation of proxies will be primarily by mail. However, our directors, officers and regular employees may also solicit proxies by telephone, over the Internet, in writing or in person.

How do the employees exercise the voting rights attached to the shares that they own under our "Employee Share Purchase Plan"?

If you are an employee and you own shares under Bombardier's "Employee Share Purchase Plan", or the ESPP, your shares are registered in the name of Computershare, the administrator of the ESPP, until such time as the shares are withdrawn from the ESPP pursuant to its terms and conditions.

Voting rights attached to the shares owned by our employees may be exercised through the use of a voting instruction form which will permit the voting of shares by mail or fax, telephone (this option is offered only in Canada and the United States; the number to dial is 1-877-439-6684) or through the Internet at www.computershare.com/ca/proxy.

The shares will be voted in accordance with the instructions received from the employee who is the beneficial owner of the shares as indicated in the duly completed voting instruction form. **If you are an employee shareholder and you do not indicate how your shares should be voted, then your shares will be voted:**

FOR the election of the nominees as directors of the Corporation as proposed by the management of the Corporation;

FOR the appointment of Ernst & Young, LLP, chartered accountants, as the auditors of the Corporation and FOR the fixing of their remuneration by the directors of the Corporation as proposed by the management of the Corporation; and

AGAINST the shareholder proposal set out in Schedule "B".

In order for an employee to exercise his or her voting rights under the ESPP, he or she must complete and return a voting instruction form or provide his or her instructions by phone or Internet.

How can a non-registered shareholder vote?

If your shares are not registered in your own name, they are held in the name of a "nominee", usually a bank, trust company, securities dealer or broker or other financial institution. Your nominee must seek your instructions as to how to vote your shares. Therefore, unless you have previously informed your nominee that you do not wish to receive material relating to shareholders' meetings, you will have received this Management Proxy Circular in a mailing from your nominee, together with a form of proxy or voting instruction form. Each nominee has its own signature and return instructions. It is important that you comply with these instructions if you want the voting rights attached to your shares to be exercised. If you are a non-registered shareholder who has submitted a proxy and you wish to change your voting instructions, you should contact your nominee to find out whether this is possible and what procedure to follow.

How can a non-registered shareholder vote in person at the meeting?

Since we and/or our transfer agent, Computershare, do not have a record of the names of our non-registered shareholders, if you are a non-registered shareholder and you attend the meeting, we will have no knowledge of your shareholdings or your entitlement to vote, unless your nominee has appointed you as proxyholder. Therefore, if you are a non-registered shareholder and wish to vote in person at the meeting, please insert your own name in the space provided on the form of proxy or voting instruction form sent to you by your nominee. By doing so, you are instructing your nominee to appoint you as proxyholder. It is important that you comply with the signature and return instructions provided by your nominee. It is not necessary to otherwise complete the form as you will be voting at the meeting.

If I have to communicate with the transfer agent, how do I do it?

You can communicate with the transfer agent at the following address:

Computershare Trust Company of Canada
Proxy Solicitation Department
100 University Avenue
9th Floor
Toronto, Ontario M5J 2Y1

or by telephone: 1-800-564-6253.

Section 2 : Business of the Meeting

Election of Directors

Our Articles of Incorporation provide that our Board of Directors shall consist of not less than five and not more than 20 directors. Our directors are elected annually. It is proposed by our management that 14 directors be elected for the current year. The term of office of each director so elected expires upon the election of his or her successor unless he or she shall resign or his or her office shall become vacant by death, removal or other cause.

Except where authority to vote on the election of directors is withheld, the persons named in the accompanying form of proxy will vote for the election of the nominees whose names are hereinafter set forth, all of whom are currently directors of Bombardier, with the exception of Mr. André Bérard and Mr. Carlos E. Represas.

The management of the Corporation does not contemplate that any of the nominees will be unable, or for any reason will become unwilling, to serve as a director but, if that should occur for any reason prior to the election, the persons named in the accompanying form of proxy reserve the right to vote for another nominee in their discretion, unless the shareholder has specified in the form of proxy that his or her shares are to be withheld from voting on the election of directors.

Approximate number of shares of Bombardier beneficially owned by the nominee or which are subject to his or her control or direction as at April 5, 2004

Nominee	Class A shares	Class B subordinate shares	Deferred Stock Units
LAURENT BEAUDOIN, C.C., FCA *(1)*	732,560	13,132,884	0
JALYNN H. BENNETT, C.M.	0	10,000	26,730
ANDRÉ BÉRARD	0	0	0

LAURENT BEAUDOIN, C.C., FCA *(1)*



Executive Chairman of the Board of Directors

Director since 1975

Mr. Laurent Beaudoin is a Chartered Accountant as well as a Fellow Chartered Accountant. He began his career in 1961 with Beaudoin, Morin, Dufresne & Associés, Chartered Accountants. In 1963, he joined Bombardier Limited as Comptroller. He was appointed General Manager in 1964 and, in 1966, became President. In 1979, he was appointed Chairman and Chief Executive Officer of Bombardier Inc. On February 1, 1999, Mr. Beaudoin became Chairman of the Board and of the Executive Committee until June 10, 2003, when he was appointed Executive Chairman of the Board. Mr. Beaudoin holds honorary doctorates from various universities and has received many awards and honours as a business leader, including Canada's Outstanding CEO of the Year and Canada's International Executive of the Year. Since June 2000, he has been on the Advisory Board of Lazard Canada; and since June 2001, on the Canadian Advisory Board of the Carlyle Group.

JALYNN H. BENNETT, C.M.



President,
Jalynn H. Bennett & Associates Ltd.,
consulting firm in strategic planning
and organizational development

Director since 2002 */***

Mrs. Jalynn H. Bennett is a past director of the Bank of Canada and a former commissioner of the Ontario Securities Commission. Prior to setting up her own consulting firm, Mrs. Bennett was associated for nearly 25 years with The Manufacturers Life Insurance Company. She is a director of Canadian Imperial Bank of Commerce, Sears Canada Inc., CanWest Global Communications Corp., and The Cadillac Fairview Corporation Limited. She is very active on Boards and Committees of institutions and organizations in the education and health sectors in Ontario. She was a member of the Canadian Institute of Chartered Accountants 2000 Toronto Stock Exchange Committee on Corporate Governance.

ANDRÉ BÉRARD



Corporate Director

Mr. André Bérard is a new nominee standing for election to our Board of Directors. He was Chairman of the Board of the National Bank of Canada from 2002 to 2004, after having assumed the duties of Chairman of the Board and Chief Executive Officer from 1990 to 2002, President and Chief Executive Officer in 1989 and President and Chief Operating Officer from 1986 to 1989. Between 1958 and 1986, Mr. Bérard had held various positions of increasing responsibilities at the National Bank of Canada. Mr. Bérard is a member of various Board of Directors including, among others, BCE Inc., Noranda Inc., Saputo Inc., Kruger Inc. and the Groupe Canam Manac Inc.

* Member of the Audit Committee
** Member of the Human Resources and Compensation Committee
*** Member of the Retirement Pension Oversight Committee
**** Member of the Corporate Governance and Nominating Committee

	Class A shares	Class B subordinate shares	Deferred Stock Units
J.R. ANDRÉ BOMBARDIER	*(2)*	**2,469,373**	**0**
JANINE BOMBARDIER	*(3)*	**1,853,000**	**27,641**
L. DENIS DESAUTELS	**0**	**3,500**	**3,142**

J.R. ANDRÉ BOMBARDIER



Vice Chairman of the Corporation

Director since 1975

Mr. J. R. André Bombardier joined the Corporation in 1969 as Vice President, Industrial Division. He successively held the positions of Vice President, Research and Development, Ski-Doo Division (1970), Assistant to the President and in charge of new products (1973), Vice President of Marketing, Marine Products Division (1975) and President of Roski Ltd., a subsidiary of Bombardier (1976). He became Vice Chairman in 1978. He is Governor of the *Jeune Chambre de commerce de Montréal* and is a Director of Junior Achievement of Québec.

JANINE BOMBARDIER



President and Governor,
J. Armand Bombardier Foundation,
charitable organization

Director since 1984

Mrs. Janine Bombardier has been a member of the Board of Directors of Bombardier since 1984. She has been a Governor of the J. Armand Bombardier Foundation since March 27, 1965, and its President since August 21, 1978.

L. DENIS DESAUTELS



Corporate Director

Director since 2003 */***

Mr. L. Denis Desautels was Auditor General of Canada from April 1, 1991 until March 31, 2001. As Auditor General of Canada, he was responsible for conducting examinations of the operations of the Government of Canada and of its numerous Crown corporations and agencies, as well as those of Canada's three territorial governments. At the time of his appointment, Mr. Desautels was a senior partner in the Montreal office of Ernst & Young (formerly Clarkson Gordon). In his 27 years with Ernst & Young, he served the firm in various capacities and in a number of offices, namely Montreal, Ottawa and Québec. He is currently a member of both the accounting and the assurance standards oversight Councils of the CICA, of the National Awards in Governance Advisory Committee of the Conference Board of Canada, of the International Auditing and Assurance Standards Board. He is also Chair of the Capital Health Alliance. He is a member of the Board of Directors of CARE Canada, Laurentian Bank of Canada, The Groupe Jean Coutu (PJC) Inc. and Alcan Inc. He is presently an Executive-in-residence at the School of Management of the University of Ottawa.

* Member of the Audit Committee

** Member of the Human Resources and Compensation Committee

*** Member of the Retirement Pension Oversight Committee

**** Member of the Corporate Governance and Nominating Committee

Director	Class A shares	Class B subordinate shares	Deferred Stock Units
JEAN-LOUIS FONTAINE *(4)*	4,097,472	414,313	0



Vice Chairman of the Corporation

Director since 1975

Mr. Jean-Louis Fontaine began his career with Bombardier in 1964 as Vice-President, Production, of its Ski-Doo division and rose through the ranks to become Vice-President, Transportation Products in 1974. He was then named Vice-President, Corporate Planning in 1977, a position he held until he became Vice-Chairman in 1988. He currently serves on the Boards of Directors of AXA Assurances Inc. and Héroux-Devtek Inc. President of La Fondation de l'Université de Sherbrooke from 1992 to 1997, he was Chairman of the Board of the Université de Sherbrooke from May 1997 to May 2000. In 2000, he served as a director of the Canadian Chamber of Commerce.

Director	Class A shares	Class B subordinate shares	Deferred Stock Units
DANIEL JOHNSON	0	1,200	30,632



Counsel,
McCarthy Tétrault, LLP
barristers and solicitors

Director since 1999 */***/****

A former Prime Minister of the Province of Québec, Mr. Daniel Johnson was a member of the National Assembly of Québec for more than 17 years and held numerous offices in the Government of Québec from 1985 to 1994. He is a director of The Great-West Life Assurance Company, London Life Insurance Company, Canada Life Assurance Company, Investors Group Inc., Ecopia BioSciences Inc. and Victhom Human Bionics. He is also Honorary Consul of the Kingdom of Sweden in Montréal.

Director	Class A shares	Class B subordinate shares	Deferred Stock Units
MICHAEL H. McCAIN	125,000	0	7,440



President and
Chief Executive Officer,
Maple Leaf Foods Inc.,
food processing company

Director since 2003 *

Mr. Michael McCain joined Maple Leaf Foods Inc. as President and Chief Operating Officer in April 1995. On January 1, 1999, he was appointed to the position of President and Chief Executive Officer. He started his career with McCain Foods, where he held progressively positions in sales, sales management, marketing management and information systems management. Eventually, he was promoted to the position of President and CEO of McCain Citrus Inc. (1986 to 1990) and then to McCain USA Inc. (1990 to 1995). He is a director of Maple Leaf Foods Inc., Canada Bread Company Limited, McCain Foods Group Inc., and a past director of the American Frozen Food Institute. He is a member of the Board of Trustees of The Hospital for Sick Children.

* Member of the Audit Committee
** Member of the Human Resources and Compensation Committee
*** Member of the Retirement Pension Oversight Committee
**** Member of the Corporate Governance and Nominating Committee

	Class A shares	Class B subordinate shares	Deferred Stock Units
JEAN C. MONTY	25,000	175,000	49,908



Corporate Director

Director since 1998 **/****

On April 24, 2002, Mr. Jean C. Monty retired as Chairman of the Board and Chief Executive Officer of Bell Canada Enterprises (BCE Inc.), following a 28-year career. Prior to joining BCE Inc., he was Vice-Chairman and Chief Executive Officer of Nortel Networks Corporation. He joined Nortel in October 1992 as President and Chief Operating Officer, becoming President and Chief Executive Officer in March 1993. He began his career at Bell Canada in 1974 and has held numerous positions in the BCE group. He is a Special Advisor to General Atlantic Partners, a global private equity group and an investor and director of Centria, Fiera Capital and Contramax. In recognition of his achievements, he was named Canada's Outstanding CEO of the Year for 1997.

	Class A shares	Class B subordinate shares	Deferred Stock Units
JAMES E. PERRELLA	0	10,000	53,464



Retired Chairman and Chief Executive Officer,
Ingersoll-Rand Company,
diversified industrial company and
components manufacturer

Director since 1999 */**/****

Mr. James E. Perrella started his career at Ingersoll-Rand Company in 1962 as a Production Planner. He held progressive positions as Sales Engineer, General and Operations Manager, Vice President, Executive Vice President, President and Chairman of the Board of Directors and Chief Executive Officer of Ingersoll-Rand Company. In 2000, he retired as Chairman of the Board. He is member of the Board of Directors of ArvinMeritor Inc., Becton Dickinson, and Milacron Inc.

	Class A shares	Class B subordinate shares	Deferred Stock Units
CARLOS E. REPRESAS	0	0	0



Executive Vice-President – Head of the Americas,
Nestlé S.A.,
food and beverage company

Mr. Carlos E. Represas is a new nominee standing for election to our Board of Directors. He has been Chairman of the Board of Nestlé Holdings, Inc., USA and Nestlé Mexico S. A. de C.V. since 1994. He has acted as Co-Chairman of the Board of Beverage Partners Worldwide S.A. (a joint venture between Nestlé and Coca-Cola), since 1997. He has been a member of the Supervisory Board of Cereals Partners Worldwide S.A. (a joint venture between Nestlé and General Mills) since 1996. He has been a member of the Board of Directors of Vitro, S.A. de C.V. since 1998. He has acted as Co-Chairman of the Board of Dairy Partners Americas (a joint venture between Nestlé and Fonterra Cooperative Group) since 2001.

* Member of the Audit Committee

** Member of the Human Resources and Compensation Committee

*** Member of the Retirement Pension Oversight Committee

**** Member of the Corporate Governance and Nominating Committee

	Class A shares	Class B subordinate shares	Deferred Stock Units
FEDERICO SADA G.	**0**	**0**	**4,703**



President and
Chief Executive Officer,
Vitro, S.A. de C.V.,
glass producing company

Director since 2003

Mr. Federico Sada joined Vitro, S.A. de C.V. in 1974, and on January 1, 1994, was appointed its President and Chief Executive Officer. He is a member of the Boards of Directors of Vitro, S.A., Instituto Tecnológico y de Estudios Superiores de Monterrey (ITESM), Regio Empresas, ALPEK (a subsidiary of Grupo ALFA), and University of Texas MD Anderson Cancer Center, former Chairman of the Mexican Council for Foreign Trade (COMCE), current President of the Mexico-France Bilateral Committee of the Mexican Council for Foreign Trade (COMCE), Chairman of the Fundación Pro Museo Nacional de Historia (Castillo de Chapultepec), A.C., Chairman of Trustees of Parque Ecológico Chipinque. He is also a member of the International Business Council of the World Economic Forum, and the World Business Council for Sustainable Development based in Geneva, Switzerland.

	Class A shares	Class B subordinate shares	Deferred Stock Units
PAUL M. TELLIER	**0**	**108,000**	**11,249** *(5)*



President
and Chief Executive Officer
of the Corporation

Director since 1997

Mr. Paul M. Tellier has been President and Chief Executive Officer of the Corporation since January 1, 2003. Prior to this appointment, he was President and Chief Executive Officer of Canadian National Railway Company (CN), a position he assumed in October 1992. From August 1985 until he joined CN, he was Clerk of the Privy Council and Secretary to the Cabinet of the Government of Canada, the most senior ranking public servant in Canada. He also served in many positions in the public sector. He is also a director of Alcan Inc., BCE Inc./Bell Canada and McCain Foods Limited. He is Vice-Chairman of the Canadian Council of Chief Executives and Co-Chair of their North American Policy Committee, and is the former Chairman of the Conference Board of Canada and the Co-Chairman of the Canada-Japan Business Council. He has been twice named Canada's Outstanding CEO of the Year in addition to having received many other awards and honours as a business leader.

* Member of the Audit Committee
** Member of the Human Resources and Compensation Committee
*** Member of the Retirement Pension Oversight Committee
**** Member of the Corporate Governance and Nominating Committee

NOTES

(1) Mrs. Claire Bombardier Beaudoin, wife of Mr. Laurent Beaudoin, exercises, through holding corporations which she controls (either directly or in concert with Mr. J.R. André Bombardier, Mrs. Janine Bombardier and Mrs. Huguette Bombardier Fontaine), control or direction over 70,530,740 Class A shares of the Corporation.

(2) Mr. J.R. André Bombardier exercises, through holding corporations which he controls (either directly or in concert with Mrs. Claire Bombardier Beaudoin, Mrs. Janine Bombardier and Mrs. Huguette Bombardier Fontaine), control or direction over 72,644,741 Class A shares of the Corporation.

(3) Mrs. Janine Bombardier exercises, through holding corporations which she controls (either directly or in concert with Mrs. Claire Bombardier Beaudoin, Mr. J.R. André Bombardier and Mrs. Huguette Bombardier Fontaine), control or direction over 69,780,740 Class A shares of the Corporation.

(4) Mrs. Huguette Bombardier Fontaine, wife of Mr. Jean-Louis Fontaine, exercises, through holding corporations which she controls (either directly or in concert with Mrs. Claire Bombardier Beaudoin, Mr. J.R. André Bombardier and Mrs. Janine Bombardier), control or direction over 68,180,740 Class A shares of the Corporation.

(5) Mr. Paul M. Tellier acquired his Deferred Stock Units while he was a non-executive director of the Corporation.

(A) No Series 2, Series 3 or Series 4 Preferred Shares are beneficially owned by a nominee or are subject to his or her control or direction as at April 5, 2004.

(B) The Deferred Stock Unit Plan is described on page 12.

The following tables set forth the record of attendance of the nominees (with the exception of Messrs. André Bérard and Carlos E. Represas, who are new nominees) at meetings of our Board of Directors and its Committees and the number of meetings of our Board of Directors and its Committees held between June 10, 2003, the date of our last annual and special meeting of shareholders, and April 1, 2004.

Number of Meetings Attended/ Number of Meetings Held

Candidates	Board	Commitees
Laurent Beaudoin	10/10	—
Jalynn H. Bennett	9/10	9/9
J.R. André Bombardier	8/10	—
Janine Bombardier	10/10	—
L. Denis Desautels	10/10	8/9
Jean-Louis Fontaine	9/10	—
Daniel Johnson	10/10	13/13
Michael H. McCain	8/10	5/5
Jean C. Monty	10/10	9/9
James E. Perrella	9/10	14/14
Federico Sada G.	6/10	—
Paul M. Tellier	10/10	—
Overall Attendance Rate :	**91%**	**98%**

Number of Board and Committee Meetings Held Between June 10, 2003 and April 1, 2004

Board of Directors	10
Audit Committee	5
Human Resources and Compensation Committee	5
Retirement Pension Oversight Committee	4
Corporate Governance and Nominating Committee	4

Appointment of Auditors

Our management proposes that Ernst & Young, LLP, chartered accountants, be appointed as Bombardier's auditors and that our directors be authorized to fix their remuneration.

For each of the financial years ended January 31, 2004 and 2003, Ernst & Young, LLP, billed us fees for services provided as summarized in the table below:

Fees	Financial Year Ended January 31, 2004	Financial Year Ended January 31, 2003
Audit fees	$21,268,000	$16,005,000
Audit-related fees	$10,293,000	$30,668,000
Tax fees	$10,690,000	$14,559,000
All other fees	$4,465,000	$4,894,000
Total Fees:	**$46,716,000**	**$66,126,000**

In the table above, the terms in the column "Fees" have the following meanings: "audit fees" refers to all fees incurred in respect of audit services, being the professional services rendered by Bombardier's auditors for the audit of our annual financial statements and the review of our quarterly financial statements as well as services normally provided by the auditors in connection with statutory and regulatory filings and engagements; "audit-related fees" refers to fees incurred for audit or attest services not required by statute or regulation, employee benefit plan audits, special audits pertaining to disposition of business units, and accounting consultations on proposed transactions; "tax fees" refers to fees incurred in respect of tax compliance, tax planning and tax advice; and "all other fees" refers to all fees not included in audit fees, audit-related fees or tax fees.

Our Audit Committee has considered whether the provision of services other than audit services is compatible with maintaining the independence of our auditors. Our Audit Committee has adopted a policy that prohibits us from engaging the auditors for "prohibited" categories of non-audit services and requires pre-approval by such Committee of audit services and other services within certain permissible categories of non-audit services.

Except where authority to vote on the appointment of the auditors of the Corporation is withheld, persons named in the accompanying form of proxy will vote FOR the appointment of Ernst & Young, LLP, chartered accountants, and FOR their remuneration to be fixed by the directors of the Corporation.

Section 3: Remuneration of Directors and Executive Officers

Remuneration of Directors

From February 1, 2003 until September 30, 2003, our directors who were not officers received retainer fees of $3,000 per month, and all compensation paid to our directors during such period was made in Canadian dollars, irrespective of a director's place of residence.

Since October 1, 2003, our directors who are not officers receive retainer fees of $4,500 per month. They also earn attendance fees of $2,000 for each Board or Committee meeting attended. In addition, a non-executive director receives an additional annual fee of $10,000 for presiding over a Committee of the Board of Directors (other than the Audit Committee). For his part, the Chairman of the Audit Committee, receives an additional annual fee of $20,000. Committee members receive additional annual fees of $5,000. Since October 1, 2003, all of the dollar amounts mentioned above in relation to our directors' remuneration are in Canadian dollars when such remuneration is paid to a director who is a resident of Canada and in US dollars when such remuneration is paid to a director who is not a resident of Canada.

Deferred Stock Unit Plan

To encourage our non-executive directors to better align their interests with those of the shareholders by having an investment in the Corporation, we have offered them since April 1, 2000 a Deferred Stock Unit Plan, or the DSU Plan, which was amended as of October 1, 2003. Our DSU Plan, as amended, stipulates that our non-executive directors are required to receive the entirety of their monthly retainer fees (i.e. $4,500) in the form of Directors' Deferred Stock Units, or DDSUs. In addition, our non-executive directors may elect to receive 50% or more of any other remuneration (i.e. attendance fees and fees received by Committee chairs and members) in the form of DDSUs. Each DDSU has a value equal to the market value of one Class B subordinate share at the time DDSUs are credited to the non-executive director. DDSUs take the form of a bookkeeping entry credited to the account of the non-executive director which cannot be converted to cash for as long as the non-executive director remains a member of the Board of Directors. All of a non-executive director's units will, upon request by such non-executive director, be redeemed for cash by us after he or she ceases to be a member of our Board of Directors; however, failing such request, the redemption of such units for cash will occur automatically upon the expiry of a period as determined under the DSU Plan. The value of a DDSU, when converted to cash, will be equivalent to the market value of a Class B subordinate share at the time the conversion will take place. DDSUs confer the right to receive dividends paid in the form of additional DDSUs at the same rate as the dividend paid on the Class B subordinate shares.

Stock Option Plan for the Benefit of Non-Executive Directors

Effective October 1, 2003, we abolished our stock option plan for the benefit of our non-executive directors, or the Directors' Plan, which had provided for the granting of non-transferable and non-assignable options to purchase a maximum of 2,000,000 of our Class B subordinate shares. Despite the fact that we abolished the Directors' Plan last year, it remains in force for the purpose of outstanding, unexercised options. As at January 31, 2004, options for a total of 245,000 Class B subordinate shares had been granted and were outstanding.

The purchase price for the Class B subordinate shares, in respect of any outstanding option granted under the Directors' Plan, is the weighted average trading price of the Class B subordinate shares traded on the Toronto Stock Exchange on the five trading days immediately preceding the date on which such option was granted. The purchase price is payable in full at the time the option is exercised.

Each option is first exercisable at any time following the date of granting of such option until the expiration of the tenth year following the date of granting of such option, unless the Human Resources and Compensation Committee decides otherwise, provided, however, that an optionee shall not have purchased more than 20% of the aggregate number of shares covered by his or her option at the expiration of the first year following the date of granting of such option, more than 40% of the aggregate number of shares covered by his or her option at the expiration of the second year following the date of granting of such option, more than 60% of the aggregate number of shares covered by his or her option at the expiration of the third year following the date of granting of such option and more than 80% of the aggregate number of shares covered by his or her option at the expiration of the fourth year following the date of granting of such option. However, a director who, upon the date of his or her mandatory retirement, will have been a director of Bombardier for at least five years, will then be entitled, during the period of twelve months following such retirement, to exercise his or her option with respect to all the shares for which such option will not then have been exercised.

Options Exercised in the Last Completed Financial Year

During the financial year ended January 31, 2004, 48,000 Class B subordinate shares were purchased under the Directors' Plan by two of our non-executive directors.

Remuneration of Named Executive Officers
Summary Compensation Table

The Summary Compensation Table below shows certain compensation information for (i) the Executive Chairman of our Board of Directors and (ii) our four most highly compensated corporate management executive officers, including our President and Chief Executive Officer (all of whom are collectively referred to as our Named Executive Officers in this Management Proxy Circular) for services rendered in all capacities during the financial years ended January 31, 2004, 2003 and 2002. This information includes base salaries, bonus awards, the number of stock options granted and certain other forms of compensation, whether actually paid or deferred.

		Annual Compensation			Long-Term Compensation			
					Awards			
Name and Principal Position	Year Ended January 31	Salary ($)	Bonuses ($)[1]	Other Annual Compensation ($)[2]	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation ($)
Paul M. Tellier President and Chief Executive Officer	2004 2003 2002	1,920,000 160,000[3] —	— — —	— — —	— 1,005,000[3] —	— — —	— — —	— — —
Laurent Beaudoin Executive Chairman of the Board of Directors	2004 2003 2002	666,667[4] 1,000,000 1,000,000	— — —	471,901[5] 135,838 115,992	— — —	— — —	— — —	— — —
Pierre Beaudoin President and Chief Operating Officer, Bombardier Aerospace	2004 2003 2002	850,000 850,000 579,165	1,091,400 — —	— — —	250,000 500,000 —	— — —	— — —	— — —
Carroll L'Italien Senior Vice President	2004 2003 2002	510,000 485,000 460,000	175,000[6] — 300,000	— — —	120,000 180,000 —	— — —	— — —	— — —
Pierre Lortie[7]	2004 2003 2002	900,000 850,000 750,000	— 370,770 400,000	1,350,000[8] — —	250,000 — 500,000	— — —	— — —	— — —

(1) Bonus amounts are paid in cash in the year following the financial year in respect of which they are earned.
(2) The value of benefits not exceeding the lesser of $50,000 or 10% of the sum of salary and bonuses has been omitted.
(3) Mr. Paul M. Tellier took office on January 1, 2003 and his annual salary is $1,920,000. See "Employment Agreement" at page 17.
He had received, on March 27, 2002, stock options for 5,000 Class B subordinate shares, as a non-executive director.
(4) This sum represents the salary earned by Mr. Beaudoin in his capacity as Executive Chairman of the Board of Directors from February 1, 2003 until September 30, 2003.
(5) This sum includes $371,901 paid to Mr. Beaudoin as pension benefits between October 1, 2003 and January 31, 2004 and $100,000 paid to Mr. Beaudoin as fees for acting as Executive Chairman of our Board of Directors during the same period.
(6) During the second quarter, a discretionary bonus was paid to Mr. L'Italien in recognition of his contribution under special circumstances.
(7) On November 25, 2003, we announced that Mr. Lortie, the then former President and Chief Operating Officer of Bombardier Transportation, was leaving Bombardier effective that day. However, he remained on the payroll of Bombardier until January 31, 2004.
(8) This sum represents separation amounts paid to Mr. Lortie as a result of his leaving Bombardier.

Stock Option Plan

Our Stock Option Plan, or the Plan, provides for the granting to our key employees and those of our subsidiaries of non-assignable options to purchase an aggregate number of Class B subordinate shares which may not exceed 133,782,688 outstanding Class B subordinate shares. As at January 31, 2004, options for a total of 43,828,986 Class B subordinate shares had been granted and were outstanding and 60,495,660 shares remained available for granting under the Plan.

The option price is the weighted average trading price of the Class B subordinate shares traded on the Toronto Stock Exchange, or the TSX, on the five trading days immediately preceding the day on which an option is granted. The option price is payable in full at the time the option is exercised. Unless otherwise determined by the Board of Directors, options granted prior to May 27, 2003 are exercisable during periods commencing not earlier than two years following the date of granting and terminating not later than ten years after such date of granting.

Furthermore, in respect of options granted prior to May 27, 2003, an optionee shall not have purchased more than 25% of the aggregate number of shares covered by his or her option at the expiration of the third year following the date of granting of such option, more than 50% of the aggregate number of shares covered by his or her option at the expiration of the fourth year following the date of granting of such option and more than 75% of the aggregate number of shares covered by his or her option at the expiration of the fifth year following the date of granting of such option. As a general rule, the number of Class B subordinate shares granted to each key employee is based on a multiple being directly related to the key employee's management level in Bombardier or one of our subsidiaries.

On May 27, 2003, our Board of Directors approved certain amendments to the Plan, including modifications to the applicable vesting periods. Options granted after May 27, 2003 are exercisable during periods commencing not earlier than the first anniversary of the date of granting and terminating no later than seven years after such date of granting. Furthermore, an optionee shall not have purchased more than 25% of the aggregate number of shares covered by his or her option at the expiration of the second year following the date of granting of such option, more than 50% of the aggregate number of shares covered by his or her option at the expiration of the third year following the date of granting of such option and more than 75% of the aggregate number of shares covered by his or her option at the expiration of the fourth year following the date of granting of such option. In addition, the optionee shall, following the purchase of such shares, remain the direct owner of at least 25% of the number of shares purchased for a period of at least one year following the date of purchase.

On March 30, 2004, our Board of Directors approved additional amendments to the Plan to the effect that an optionee shall only be entitled to purchase shares covered by his or her option if, within the twelve (12) month period preceding the date on which the optionee has the right to purchase shares in accordance with the Plan, the weighted average trading price of such shares, during a period of twenty-one (21) consecutive trading days, is greater than or equal to a target price threshold established at the time the option had been granted to the optionee. If, within such twelve (12) month period, the weighted average trading price of the shares has not reached the set target price threshold, then the optionee shall be entitled to purchase such shares only upon the same terms, conditions and with the target price threshold applicable to the next tranche (i.e. 25%) of the aggregate number of shares covered by his or her options as determined under the Plan. If the target price threshold that has not been reached within such twelve (12) month period is the final target price threshold established with respect to a particular option grant, then the right of the optionee to purchase such shares can be exercised if, at any time after that twelve (12) month period, the weighted average trading price for such shares, during a period of twenty-one (21) consecutive trading days, is greater than or equal to such final target price threshold as established for the remaining term of the option. Furthermore, once the target price threshold for any particular tranche of shares underlying an option has been reached in accordance with the above, the right of the optionee to purchase shares may thereafter be exercised notwithstanding any further variation in the weighted average trading price of such shares. These amendments apply to all options granted after May 27, 2003.

Granting of Stock Options to our Named Executive Officers for the Financial Year Ended January 31, 2004

The following table sets forth various information with respect to stock options granted to our Named Executive Officers during the financial year ended January 31, 2004.

Name	Securities under Options Granted (#)	% of Total Options Granted to Employees in the Financial Year	Exercise or Base Price ($ / Security)	Market Value of Securities Underlying Options on the Date of Grant ($ / Security)	Expiration Date
Paul M. Tellier	—	—	—	—	—
Laurent Beaudoin	—	—	—	—	—
Pierre Beaudoin	250,000	3.35	3.93	4.25	June 10, 2010
Carroll L'Italien	120,000	1.70	3.93	4.25	June 10, 2010
Pierre Lortie	—	—	—	—	—

Options Exercised in Last Completed Financial Year ended January 31, 2004 and Year-End Options Values

The following table summarizes for each of our Named Executive Officers the number of stock options exercised during the financial year ended January 31, 2004, the aggregate value realized upon exercise and the total number and value of unexercised options held as at January 31, 2004. Value realized upon exercise is the difference between the closing price of a Class B subordinate share on the exercise date and the exercise price of the option. Value of unexercised options at financial year end is the difference between the closing price of the Class B subordinate share on the Toronto Stock Exchange on January 30, 2004, namely $5.99, and the exercise price.

Exercised and Unexercised Stock Options Financial Year Ended January 31, 2004

Name	Shares Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Financial Year End		Value of Unexercised Options at Financial Year End	
			Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable (#)
Paul M. Tellier	—	—	—	1 000 000[1]	—	—
Laurent Beaudoin	—	—	4,000,000 1,500,000	— 500,000	3,430,000 —	— —
Pierre Beaudoin	330,000	1,196,250	300,000 150,000 — —	— 50,000 500,000 250,000[2]	257,250 — — —	— — — —
Carroll L'Italien	—	—	300,000 — —	100,000 180,000 120,000[2]	— — —	— — —
Pierre Lortie	400,000	1,542,000	300,000 300,000 100,000 25,000	— — — —	257,250 — — —	— — — —

(1) Options may only be exercised when the market price of the underlying shares shall have attained $10.00. See "Employment Agreement" at page17.

(2) Options may only be exercised when the weighted average trading price of the underlying shares shall have reached the set target price thresholds in accordance with the March 30, 2004 amendments to the Plan as described at page 14.

The number of shares indicated in the above table partially reflect, adjustments following two-for-one stock splits which took place on July 7, 1995, July 10, 1998 and July 7, 2000.

The value of unexercised options, unlike the amounts set forth in the column "Aggregate Value Realized", has not been and may never be realized. The actual gains, if any, on exercise will depend on the value of our Class B subordinate shares of Bombardier on the date of exercise.

Pension Plan

Senior officers, including our Named Executive Officers, participate in two non-contributory defined benefit pension plans. Benefits payable from the basic plan correspond to 2% of average earnings in the three continuous years of service during which they were paid their highest salary (up to a maximum salary of $91,677) multiplied by the number of years of credited service.

Since January 1, 2004, the supplemental plan provides (depending on the management level) for additional benefits of 1.75% of average earnings in excess of $91,677 multiplied by the number of years of credited service or 2.25% or 2.50% of average earnings times the number of years of credited service, less the pension payable from the basic plan and any benefits payable from our other pension plans. Benefits are reduced by 1/3 of 1% for each month between the date of early retirement and the date of a participant's 60th birthday or, if earlier, the date as at which the participant's age plus his or her years of credited service total 85. No benefits are payable from the supplemental plan if a participant has not completed five years of service.

The following table shows total annual benefits payable at age 60 from the basic plan and the supplemental plan computed on a percentage of 2.25%. Upon the death of a participant, the spouse will be entitled to a benefit equal to 60% of the benefit to which such participant was entitled. If the participant has no spouse at the time of retirement, the benefits will be paid, after death, to the designated beneficiary until such time as 120 monthly installments, in the aggregate, have been paid to the participant and to the designated beneficiary.

All benefits payable from these plans are in addition to government social security benefits. Only base salary is taken into consideration in calculating pension benefits.

Annual Benefits Payable at the Age of 60

Average Remuneration	Years of Service				
	15	20	25	30	35
$200,000	$67,500	$90,000	$112,500	$135,000	$157,500
$300,000	$101,250	$135,000	$168,750	$202,500	$236,250
$400,000	$135,000	$180,000	$225,000	$270,000	$315,000
$500,000	$168,750	$225,000	$281,250	$337,500	$393,750
$600,000	$202,500	$270,000	$337,500	$405,000	$472,500
$700,000	$236,250	$315,000	$393,750	$472,500	$551,250
$800,000	$270,000	$360,000	$450,000	$540,000	$630,000
$900,000	$303,750	$405,000	$506,250	$607,500	$708,750
$1,000,000	$337,500	$450,000	$562,500	$675,000	$787,500
$1,100,000	$371,250	$495,000	$618,750	$742,500	$866,250
$1,200,000	$405,000	$540,000	$675,000	$810,000	$945,000

Years of credited service as at January 31, 2004 for each of our Named Executive Officers are as follows:

Paul M. Tellier	1 year and 1 month
Pierre Beaudoin	18 years and 5 months
Carroll L'Italien	11 years and 8 months

At the age of 60, Mr. Pierre Beaudoin will have 36 years and 10 months of credited service.

The Executive Chairman of the Board of Directors, Mr. Laurent Beaudoin, reached the age of 60 in May 1998. Since October 1, 2003, he has been receiving, pursuant to our basic pension and supplemental pension plans, an annual pension in the amount of $1,115,703. Upon his death, his wife will be entitled to a benefit equal to 60% of his pension benefits.

Our President and Chief Executive Officer, Mr. Paul M. Tellier, was over age 60 when he took office on January 1, 2003. If he had taken his retirement on January 31, 2004, he would have been entitled to an annual allowance of $130,000 pursuant to his employment agreement. The annual allowance to which he would be entitled at age 65 would be $360,000 pursuant to his employment agreement.

Employment Agreement

On December 12, 2002, we entered into an agreement with Mr. Paul M. Tellier, our President and Chief Executive Officer, which outlines the terms and conditions of his employment with us for the period from January 1, 2003 to December 31, 2005. Under this agreement, Mr. Tellier receives an annual salary of $1,920,000 and was granted, effective January 1, 2003, options to purchase 1,000,000 Class B subordinate shares at an exercise price based on the weighted average trading price on the Toronto Stock Exchange of such shares for the five trading days preceding the grant date. Such options cannot be exercised, however, until the market price for such shares shall have attained $10.00. This agreement also sets out Mr. Tellier's entitlements under our incentive programs, pension plan, stock purchase plan and other customary perquisites.

Given that Mr. Tellier, under his employment agreement, has been granted options to purchase 1,000,000 Class B subordinate shares as part of Bombardier's incentive plan and given that it is not intended that additional options will be granted to Mr. Tellier under the terms of his three-year employment agreement, on March 30, 2004, we agreed with Mr. Tellier on a medium-term incentive plan for the period from February 1, 2003 to January 31, 2006. Under this plan, Mr. Tellier will be entitled to receive, on June 30, 2006, a bonus payable in cash contingent upon the Corporation achieving certain pre-determined revenue, cash flow and net income annual targets for each of the years during this three-year period as well as for the three-year period on a cumulative basis. The bonus payable under this medium-term incentive plan could vary from 0% to 195% of the sum of Mr. Tellier's base salary for each of the years in this three-year period (rounded to $2,000,000 per year). Under this plan, we further agreed with Mr. Tellier that his base salary will remain unchanged for the duration of the three-year period ending on January 31, 2006. The other terms and conditions of Mr. Tellier's employment agreement remain unchanged.

Report of the Human Resources and Compensation Committee

As of January 31, 2004, the Human Resources and Compensation Committee, or the HRCC, consisted of three outside and unrelated directors, namely Messrs. Jean C. Monty (Chairman), André Desmarais and James E. Perella. The Executive Chairman of the Board, the President and Chief Executive Officer and the Senior Vice President also attend meetings of the HRCC.

The HRCC is responsible for monitoring senior management's assessment and succession planning and for developing and determining a compensation philosophy and policy that rewards the creation of shareholder value and reflects an appropriate balance between the short and long term performance of the Corporation.

To achieve its goals, the HRCC retains the services of compensation consultants who are responsible for gathering information on the policies in effect in companies comparable in size to Bombardier and with whom the Corporation must compete in order to attract talented senior executives. This comparator group of companies is reviewed annually to ensure its continued relevance.

The total compensation of our senior management consists of three main elements: base salary, short-term incentives and stock options granted as long-term incentives. Each element is positioned at the median value of the comparator group. During 2003, the HRCC reviewed the total compensation program for senior executives. This review included the establishment of base salary targets for our 60 most senior executives and the required adjustments to ensure competitive positioning.

The short-term incentive plans are based on financial measures such as the creation of economic value, cash generated and return on equity subject to a maximum amount of bonuses for each group. A bonus target is set as a percentage of base salary and the incentive plan encourages employees to outperform the earnings forecasted in annual operating budgets.

During the second quarter of the financial year ended January 31, 2004, bonuses were paid to some of our corporate executives, on a discretionary basis, in recognition of their contribution under special circumstances.

Our performance and the ability to sustain growth in the value of our shares depend on a balance between short and long-term considerations. On May 27, 2003, the stock option plan was significantly modified. The term of the options was reduced from ten to seven years. Time vesting has been strengthened by adding a performance element to the vesting period. Furthermore, participants must now keep 25% of shares purchased upon the exercise of options for a minimum period of one year. In addition, the stock option plan was amended on March 30, 2004, as described in detail at page 14. As a general rule, the HRCC determines the number of stock options to be granted based on a multiple of salary established according to the management level of executives. The application of the formula is flexible and allows for a grant, which could vary from 0% to 150% of the guideline to take into account all relevant circumstances such as exceptional contribution, promotion, and financial results of the relevant business unit.

On March 30, 2004, the HRCC recommended to the Board of Directors that the medium-term incentive plan offered to Mr. Tellier be approved. This plan is described under the heading "Employment Agreement" above. The HRCC believes that this plan sets Mr. Tellier's total incentive compensation on a competitive level with other chief executive officers of comparable global companies.

In summary, all senior executives receive a compensation package that is based on their individual performance, the operating group and the corporate performance as well as market forces.

Jean C. Monty, Chairman

André Desmarais

James E. Perrella

Performance Graph

Performance of the Class B subordinate share of Bombardier Inc. from January 31, 1999 to January 31, 2004


(Index: Closing Price 01/29/99 = 100)
500
400
300
200
100
0
Compounded Annual Growth Rate (including dividends)
Bombardier: -10.6%(1)
S&P/TSX: 6.5%
Market Capitalization: $10,480 M (CDN)
Bombardier
Market capitalization: $15,310 M (CDN)
S&P/TSX
Jan. 1999
Jan. 2000
Jan. 2001
Jan. 2002
Jan. 2003
Jan. 2004

(1) Return on Class B subordinate shares

Statement of Corporate Governance Practices

We at Bombardier have always believed that what benefits our shareholders is of equal benefit to us. That is why we have always relied on good corporate governance practices as a tool both to ensure the proper management of Bombardier and to increase shareholder value.

In the past few years, there have been numerous developments in the corporate governance field, including the enactment of the *Sarbanes-Oxley Act of 2002* in the United States and the coming into force in Canada of new rules applicable to the composition and functioning of public company audit committees.

In addition, in January 2004, the Canadian Securities Administrators, or the CSA, published for comment new practices and disclosure rules with respect to corporate governance (referred to as *the Proposed CSA Practices and Disclosure Rules* in this Management Proxy Circular), which are ultimately intended to replace, at least in part, the guidelines of the Toronto Stock Exchange in matters of corporate governance currently included in the TSX Company Manual (referred to as *the TSX Corporate Governance Guidelines* in this Management Proxy Circular). The Proposed CSA Practices and Disclosure Rules consist of Proposed Multilateral Policy 58-201 *Effective Corporate Governance*, or Proposed MP 58-201, and Proposed Multilateral Instrument 58-101 *Disclosure of Corporate Governance Practices*, or Proposed MI 58-101.

The CSA also published the final version of Multilateral Instrument 52-110 *Audit Committees*, or MI 52-110, which sets out rules regarding the composition and responsibilities of public company audit committees.

Although the Proposed CSA Practices and Disclosure Rules have thus far been published for comment in draft form and MI 52-110 will only apply to us as of the date of our 2005 annual meeting of shareholders, we have adopted and implemented corporate governance policies and practices that already comply with and, in certain instances, surpass, these new practices and rules in the field of corporate governance because we view good corporate governance practices to be both one of the foundations of our corporate philosophy and essential to increasing shareholder value. We believe that this demonstrates our commitment that we will always carefully consider the latest corporate governance developments and strive to lead, not follow, in such matters.

Consequently, in Schedule "A" attached to this Management Proxy Circular (see pages 20 to 25), we have disclosed and compared our corporate governance practices not only to the TSX Corporate Governance Guidelines, but also, where appropriate, to the Proposed CSA Practices and Disclosure Rules as well as, where appropriate, to MI 52-110.

Directors' and Officers' Insurance

We purchase and maintain liability insurance for our directors and officers. The current total amount of such insurance maintained is $250,000,000 at a cost of $3,860,185 per annum. Under this insurance policy, our maximum possible liability beyond the payment of premiums is $2,500,000 for any particular claim.

Available Documentation

Copies of our 2004 Annual Information Form, this Management Proxy Circular and our 2004 Annual Report that includes our audited consolidated financial statements as at January 31, 2004, as well as our quarterly financial statements filed since the date of our latest audited financial statements, may be obtained on request from our Public Affairs Department.

Shareholder Proposals

Schedule "B" attached to this Management Proxy Circular (pages 26 and 27) sets out the shareholder proposal that has been submitted for consideration at our Annual Meeting of Shareholders.

Shareholders who will be entitled to vote at our 2005 Annual Meeting of Shareholders and who wish to submit a proposal in respect of any matter to be raised at such meeting must ensure that our Corporate Secretary receives their proposal no later than February 3, 2005.

Approval of Directors

The contents and the sending of this Management Proxy Circular have been approved by the directors of Bombardier Inc.

Montréal, May 5, 2004.

Roger Carle

Corporate Secretary

SCHEDULE "A"
BOMBARDIER INC.
STATEMENT OF CORPORATE GOVERNANCE PRACTICES

TSX Corporate Governance Guideline	Comments
1. The Board of Directors should explicitly assume responsibility for stewardship of the Corporation, and specifically for:	***The Corporation complies.*** In accordance with the *Canada Business Corporations Act*, the business and affairs of the Corporation are managed under the supervision of our Board of Directors. The President and Chief Executive Officer makes recommendations to our Board of Directors with respect to matters of corporate policy after discussion with the Executive Chairman of our Board of Directors and, when appropriate, with members of our senior management. Our Board of Directors then makes the decisions which it deems appropriate and supervises the execution of such decisions and reviews the results obtained. The mandate of our Board, adopted on April 28, 2003, expressly provides for the responsibility of the supervision of the management of the Corporation, as provided by law.
a. adoption of a strategic planning process	***The Corporation complies.*** The duties of our Board of Directors include the review on an annual basis of the strategic plans for each of our operating groups, a discussion of such plans with the President and Chief Executive Officer and an assessment of the risks identified.
b. identification of principal risks, and implementing risk managing systems	***The Corporation complies.*** The duties of our Board of Directors include the review of overall business risks and of our practices and policies for dealing with these risks. In addition, the Audit Committee assesses the principal risks which the Corporation faces, and it receives and reviews our management's recommendations with respect to the implementation of risk management systems.
c. succession planning and monitoring senior management	***The Corporation complies.*** The Human Resources and Compensation Committee reviews, reports and, where appropriate, provides recommendations to the Board of Directors on succession planning matters and together with our Board of Directors, it monitors the performance of our senior management.
d. communications policy	***The Corporation complies.*** On November 20, 2001, our Board of Directors adopted a corporate disclosure policy which, among other matters, sets out our communications policy and outlines how we should interact with analysts, investors, the media and other people and contains measures intended to ensure compliance with our timely disclosure obligations and avoid making selective disclosure of information. Each of our Board of Directors and the Audit Committee reviews and, where required, approves statutory disclosure documents prior to their filing and/or dissemination. In addition, there is also a shareholder relations process to respond to questions and concerns raised by our shareholders. All communications from shareholders are referred to the appropriate corporate officer for response, consideration or action. If and when significant issues are raised by shareholders, management will promptly advise our Board of Directors of such matters. In addition, we communicate with our shareholders, securities analysts and the media regularly on developments in our businesses and results, through our annual report, interim financial statements and, when needed, reports to shareholders, press releases and material change reports.

TSX Corporate Governance Guideline	Comments
e. **integrity of internal control and management information systems**	***The Corporation complies.*** The duties of our Board of Directors include the assessment of the integrity of our internal controls and management information systems. In addition, the Audit Committee has oversight responsibility of internal controls and management information systems. In compliance with the Proposed CSA Practices and Disclosure Rules, on March 30, 2004, we updated our Code of Ethics and Business Conduct that applies to our directors, officers and employees, which we will post on our website at www.bombardier.com under the "Investor Relations" tab.
2. **Majority of directors should be "unrelated" (independent of management and free from conflicting interest) to the Corporation and the Corporation's significant Shareholder, if any**	***The Corporation complies.*** As at the date of this Management Proxy Circular, our Board of Directors is composed of thirteen members. Of the thirteen directors, nine are "unrelated" under the TSX Corporate Governance Guidelines, and four are "related" either as senior officers of Bombardier or persons who have a business relationship with us. In addition, eight of our thirteen directors are "independent" in accordance with both U.S. standards and the definition of "independence" as found in the Proposed CSA Practices and Disclosure Rules. Thus, as recommended by the Proposed CSA Practices and Disclosure Rules, a majority of the members of our Board of Directors are "independent" within the meaning of such term in these proposed rules. In addition to a majority of "unrelated" directors, the Board of Directors is composed of eight directors who have no business interests with Bombardier or with the majority shareholders. The composition of our Board of Directors fairly reflects, therefore, the investment in Bombardier by the shareholders other than the majority shareholders. Because the Executive Chairman of our Board of Directors is related under the TSX Corporate Governance Guidelines and, in addition, would be considered "not independent" for the purposes of the Proposed CSA Practices and Disclosure Rules, our Board has named Mr. James E. Perrella to act as a Lead Director. As noted in item 3 below, Mr. Perrella is an unrelated director under the TSX Corporate Governance Guidelines and he would also be considered independent for the purposes of the Proposed CSA Practices and Disclosure Rules. See item 12 for a description of our Lead Director's roles and responsibilities.
3. **Disclose for each director whether he or she is related, and how that conclusion was reached**	***The Corporation complies.***

Laurent Beaudoin	related/ not independent	- is Executive Chairman of the Board of Directors of the Corporation
J.R. André Bombardier	related/ not independent	- is Vice Chairman of the Corporation
Jean-Louis Fontaine	related/ not independent	- is Vice Chairman of the Corporation
Paul M. Tellier	related/ not independent	- is President and Chief Executive Officer of the Corporation

TSX Corporate Governance Guideline	Comments		
	Jalynn H. Bennett	unrelated/ independent	
	Janine Bombardier	unrelated/ not independent	- is an immediate family member (sister-in-law) of our Executive Chairman of the Board
	André Desmarais	unrelated/ independent	
	L. Denis Desautels	unrelated/ independent	
	Daniel Johnson	unrelated/ independent	
	Michael H. McCain	unrelated/ independent	
	Jean C. Monty	unrelated/ independent	
	James E. Perrella	unrelated/ independent	
	Frederico Sada G.	unrelated/ independent	

4. a. Appoint a Committee of directors responsible for proposing to the full Board of Directors new nominees to the Board and for assessing Directors on an ongoing basis

The Corporation complies. The Executive Chairman of the Board of Directors, in consultation with the Corporate Governance and Nominating Committee, identifies potential candidates as directors and the Committee examines such candidacies and makes recommendations to our Board accordingly. The Corporate Governance and Nominating Committee having the aforementioned responsibilities complies with the Proposed CSA Practices and Disclosure Rules.

b. composed exclusively of outside (non-management) directors, the majority of whom are unrelated

The Corporation complies. As recommended by the Proposed CSA Practices and Disclosure Rules, the Corporate Governance and Nominating Committee is composed of three outside and unrelated directors, all of whom would also be considered "independent".

5. Implement a process for assessing the effectiveness of the Board of Directors, its Committees and individual directors

The Corporation complies. Each year, the Corporate Governance and Nominating Committee conducts an evaluation of the performance and effectiveness of our Board and its Committees. It then shares the results of such evaluations with the Executive Chairman of our Board of Directors. Each director also meets with both our Executive Chairman of the Board and the Chairman of the Corporate Governance and Nominating Committee to discuss his or her performance throughout the past year.

6. Provide orientation and education programs for new directors

The Corporation complies. In compliance with the Proposed CSA Practices and Disclosure Rules, we have adopted and implemented an Orientation Program for New Directors, which enables our newly elected directors to participate in an initial information session on the Corporation in the presence of some of our senior management representatives. In addition, they are furnished with appropriate documentation relating to our commercial activities and our internal organization. The meetings in which our newly elected directors participate (including annual strategic planning sessions) as well as discussions with other directors and with our senior management representatives permit our new directors to familiarize themselves rapidly with our operations.

We have also adopted and implemented a Continuing Education Program for Directors, which provides our directors with access, on an ongoing basis, to information as to the best practices associated with boards and committees and as to emerging trends that may be relevant to their role as directors.

TSX Corporate Governance Guideline	Comments
7. Consider the size of the Board of Directors, with a view to improving effectiveness	***The Corporation complies.*** Our Board of Directors is of the view that its size and composition are well suited to Bombardier's circumstances and allow for the efficient functioning of our Board of Directors as a decision-making body and that increasing the size of our Board from 13 to 14 members will not impair its effectiveness. In addition, the Corporate Governance and Nominating Committee is responsible for reviewing this situation from time to time.
8. The Board of Directors should review compensation of directors in light of risks and responsibilities	***The Corporation complies.*** Our Board of Directors has delegated to the Corporate Governance and Nominating Committee the responsibility to review, from time to time, the policy pertaining to the compensation of our directors, in light of both market conditions and practices as well as risks and responsibilities. Any such review will cover the members of our Board who are non-executives, as well as Committee members and Chairs.
9. Committees of the Board of Directors should generally be composed of outside (non-management) directors, a majority of whom are unrelated directors	***The Corporation complies.*** • The Human Resources and Compensation Committee consists of three directors, all of whom are outsiders, unrelated and "independent". This Committee has received the mandate from our Board of Directors to oversee succession planning for the position of President and Chief Executive Officers as well as for our senior officer positions. In addition, the Committee assesses the performance of our President and Chief Executive Officer and our other senior officers and determines their compensation. The Human Resources and Compensation Committee determines the salary classes as well as the levels and degrees of participation to incentive compensation programs, whether bonuses or plans based on the evolution of the market performance of our shares. Our Board must approve the programs beforehand. • The Corporate Governance and Nominating Committee consists of three directors, all of whom are outsiders, unrelated and "independent". Our Board of Directors has delegated to the Committee the responsibility to monitor the composition of our Board of Directors and its Committees and of their performance and remuneration. The Committee also oversees the evolution of our corporate governance practices and policies, including our Code of Ethics and Business Conduct. • The Retirement Pension Oversight Committee consists of three directors, all of whom are outsiders, unrelated and "independent". The mandate that our Board of Directors has given to this Committee is to oversee, review and monitor the investment of assets held in our Pension Plans and matters related thereto and report to our Board of Directors. • Audit Committee. See response to item 13.
10. The Board of Directors should expressly assume responsibility for, or assign to a Committee the general responsibility for, the approach to corporate governance issues	***The Corporation complies.*** As recommended by the Proposed CSA Practices and Disclosure Rules, the responsibility pertaining to all matters relating to corporate governance has been delegated by our Board to the Corporate Governance and Nominating Committee.
11. a. Define limits to management's responsibilities by developing mandates for:	***The Corporation complies.***
(i) the Board of Directors	Our Board of Directors is, by law, responsible for supervising the management of the business and affairs of the Corporation. Any responsibility which is not delegated to either the management of the Corporation or a Committee of the Board remains with our Board of Directors. In general, all matters of policy and all actions proposed to be taken which are not in the ordinary course of business require the prior approval of our Board of Directors or of a Board Committee to which approval authority has been delegated. In addition, our Board has adopted a formal mandate which sets out its specific responsibilities.

TSX Corporate Governance Guideline	Comments
(ii) the President and Chief Executive Officer	The corporate objectives which the President and Chief Executive Officer is responsible for meeting, with the rest of the senior management placed under his supervision, are determined in accordance with the strategic plans and the budget as they are approved each year by our Board of Directors. The performance of the President and Chief Executive Officer and our senior management is assessed against the achievement of the strategic plans and the budget. The performance of the President and Chief Executive Officer may also be assessed, in part, in relation to specific objectives that have been fixed for him. In addition, our Board has adopted a formal mandate which sets out specific responsibilities for the President and Chief Executive Officer.
b. the Board of Directors should approve the President and Chief Executive Officer's corporate objectives	See response to item 11. a. (ii) above.
12. Establish procedures to enable the Board of Directors to function independently of management	***The Corporation complies.*** In June 2003, we developed and implemented a formal structure in order to enable our Board of Directors to function independently of our management. Prior to or after each regular meeting of our Board of Directors, the directors who are not part of our management meet under the chairmanship of Mr. James E. Perrella, who has been named by our Board of Directors to act as our Lead Director. Mr. Perrella is an unrelated director under the TSX Corporate Governance Guidelines, and he would also be considered independent for the purposes of and in compliance with the Proposed CSA Practices and Disclosure Rules. Additional meetings may be held at the request of any such director. Thereafter, our Lead Director transmits to the Executive Chairman of the Board and the President and Chief Executive Officer any comment, question or suggestion raised by such directors. Such directors may provide for their own procedures such as secretariat, notices of meeting, minutes and similar matters; however, they have no decision-making power.
13. a. Establish an Audit Committee with a specifically defined mandate	***The Corporation complies.*** The roles and responsibilities of the Audit Committee are set out in the mandate that has been approved by our Board of Directors and they include the review of our annual and interim financial statements. The Audit Committee has direct communication channels with both the internal and external auditors to discuss and review specific issues as appropriate.
b. all members should be non-management directors	***The Corporation complies.*** The Audit Committee is composed of five outside and unrelated directors, each of whom are also "independent" within the meaning of MI 52-110. As required by MI 52-110, each member of the Audit Committee is "financially literate" and at least one member, Mr. L. Denis Desautels, has "accounting or related financial experience". See also our response to item 14 below.

TSX Corporate Governance Guideline	Comments
14. Implement a system to enable individual directors to engage outside advisors, at the Corporation's expense	***The Corporation complies.*** With the prior authorization of the Corporate Governance and Nominating Committee, each director or Committee may, when needed, retain the services of outside advisors at the expense of the Corporation, except the Audit Committee, which does not require any prior authorization to do so.

SCHEDULE "B"
BOMBARDIER INC.
SHAREHOLDER PROPOSAL

The following shareholder proposal has been submitted for consideration at Bombardier's 2004 Annual Meeting of Shareholders.

HEP LIVING TRUST DTD 5/31/95 c/o Michael Huffington, whose address is situated at P.O. Box 49893 Los Angeles, California 90049, has submitted one proposal for consideration by Bombardier's shareholders. The proposal and the proposing shareholder's supporting statement are set out in italics below.

Shareholder Proposal: Customer Code of Ethics and Satisfaction

Be It Resolved *That the corporate bylaws be amended to include a "Customer Code of Ethics and Satisfaction" to ensure that the Company adheres to the highest standards of behaviour in all of its relations with customers and prospective customers to ensure customer satisfaction. The "Customer Code of Ethics and Satisfaction" will pledge the Company to deal honestly with customers and prospective customers at all times, to honour its contracts and commitments, to treat its customers with fairness, respect and candour, to ensure that customers are provided with complete and truthful information at all times and in a timely manner and to ensure unprecedented customer satisfaction in all aspects of the customer's dealings with the Company. Within three months of the adoption of this resolution, the Board of Directors shall cause the Code to be published in an appropriate manner for the information of the Company's shareholders, customers and prospective customers.*

Be It Further Resolved *That the corporate bylaws be amended to require the appointment, within three months of the adoption of this resolution, of a "Customer Ethics and Satisfaction Officer" whose duties and responsibilities shall include the duty to monitor the Company's compliance with the Code and to report annually to the shareholders regarding the Company's compliance with the Code. The "Customer Ethics and Satisfaction Officer" shall also serve as the "advocate for the customer" within the Company and shall develop procedures whereby customer-raised issues may be effectively dealt with to ensure customer satisfaction. The office of Customer Ethics and Satisfaction Officer shall be held by an individual who holds no other officer position within the Company and, after the initial appointment, the office of Customer Ethics and Satisfaction Officer shall not remain vacant for more than 60 consecutive days at any time.*

Supporting Statement:

While the Company has a well-deserved reputation for providing the finest in products, the Company does not always treat its customers with fairness, respect and candour. In this regard, sales have been lost. For example, according to the Company's 2003 Annual Report, only 77 business jets were delivered in fiscal 2003, compared with 162 in fiscal 2002. The Company's stock price has declined by more that 50 percent over the past two years, and the Company has slashed its divided rate in half. As reported in the media, the Company has laid off more than 3,000 employees over the past year. The Company's customers, employees and shareholders deserve better. The "Customer Code of Ethics and Satisfaction" is intended to create a culture of performance, through which Bombardier is fully committed to the concept of customer satisfaction at all times. This, in turn, will increase the profitability of the Company.

The Board Of Directors Recommends To Shareholders To Vote AGAINST The Proposal For The Following Reasons:

Before assessing the merits of this proposal, we believe that some background perspective would be useful for shareholders. You may be aware that Mr. Michael Huffington (who is associated with the shareholder making the proposal in question), directly or indirectly, has in the past few months used various forms of advertisements, such as full-page newspaper ads, the rental of billboard space and the development of a website, in support of the proposal to amend Bombardier's corporate by-laws so as to include a "Customer Code of Ethics and Satisfaction" and to appoint a "Customer Ethics and Satisfaction Officer".

Hermes Aero, LLC, a limited liability company controlled by Mr. Michael Huffington (and thus also associated with the shareholder making the proposal in question), instituted legal proceedings against Bombardier in July 2003 in California relating to a contractual dispute between our Corporation and Hermes Aero arising from Hermes Aero's agreement to purchase a Global Express aircraft. In our view, the suit brought by Mr. Huffington's company is without merit. Indeed, the California court in which Hermes Aero brought its suit has already ruled that the matter would be better dealt with in a Quebec court, and Hermes Aero did not appeal that ruling. We have also obtained an interim injunction from the Quebec Superior Court (a safeguard order) that is favourable to us in this matter. Hermes Aero sought permission to appeal the decision. That permission was refused by the Court.

In our view, Mr. Huffington and his company have launched this publicity campaign for the sole purpose of pressuring Bombardier, in a public forum, to give in to their demands. It is Bombardier's firm view that such publicity campaign is not an appropriate forum for Mr. Huffington and his company to present their grievances. With this in mind, Bombardier offers the following analysis of this shareholder proposal.

Customer satisfaction has always been and will always be the cornerstone of Bombardier's approach to business as demonstrated by its established track record of producing and delivering quality products and services. Indeed, Bombardier's existing core values, which for many years have been enshrined in our Code of Ethics and Business Conduct (which has been updated over the years), already address the demands contained in Mr. Huffington's proposal. In addition, on March 30, 2004, we reviewed our Code of Ethics and Business Conduct which reiterates the core values that have always governed our actions and decision-making. Among them, we promote "customer orientation" which requires that Bombardier be a profitable supplier of choice by making and delivering quality products and services on time, and "integrity", which urges every employee to behave ethically in everything they do and say.

Moreover, Bombardier has appointed a Compliance Officer as of January 5, 2004 whose responsibility it is, among others, to oversee corporate efforts to promote an ethical work environment and business practices.

Finally, we believe that as a matter of Canadian corporate law, a company's by-laws are not the appropriate instrument in which codes of conduct, ethics or other business practices should be articulated. Corporate by-laws are best suited to matters relating to a company's internal governance and procedures.

For all of the reasons given above, Bombardier believes that it is both unnecessary and inappropriate to amend its corporate by-laws so as to include a "Customer Code of Ethics and Satisfaction" and to appoint a "Customer Ethics and Satisfaction Officer". Consequently, we recommend that you vote **AGAINST** the shareholder proposal reproduced above.

BOMBARDIER

Annual Information Form

2004

April 8, 2004

Table of Contents

NOTES:

(1) In this Annual Information Form, all dollar figures are in Canadian dollars, unless indicated otherwise.

(2) In this Annual Information Form, the asterisk (*) refers to a Trademark(s) of Bombardier Inc. or one of its subsidiaries.

(3) In this Annual Information Form, the symbol ™ refers to a Trademark(s) of Bombardier Recreational Products Inc.

(4) In this Annual Information Form, the double asterisk (**) refers to a Trademark(s) of third parties.

Item 1 Corporate Structure

1.1 Incorporation of the Issuer

Bombardier Inc. (the "Corporation" or "Bombardier") was incorporated by letters patent under the laws of Canada on June 19, 1902 and was continued under the *Canada Business Corporations Act* by a certificate of continuance dated June 23, 1978, which was subsequently the subject of certain amendments.

The articles of the Corporation authorize it to issue shares consisting of (i) an unlimited number of preferred shares without nominal or par value issuable in series (the "Preferred Shares"), of which the following have been authorized (a) one series consisting of 12,000,000 Series 2 Cumulative Redeemable Preferred Shares (the "Series 2 Preferred Shares"), (b) one series consisting of 12,000,000 Series 3 Cumulative Redeemable Preferred Shares (the "Series 3 Preferred Shares") and (c) one series consisting of 9,400,000 Series 4 Cumulative Redeemable Preferred Shares (the "Series 4 Preferred Shares"); (ii) 1,892,000,000 Class A shares (multiple voting) (the "Class A Shares"); and (iii) 1,892,000,000 Class B shares (subordinate voting) (the "Class B Subordinate Voting Shares").

The Class A Shares and the Class B Subordinate Voting Shares were the subject of a two-for-one stock split in July 2000, 1998 and 1995.

The Class B Subordinate Voting Shares are restricted shares (within the meaning of the relevant Canadian regulations respecting securities) in that they do not carry equal voting rights. In the event of a ballot, each Class A Share carries ten votes and each Class B Subordinate Voting Share carries one vote.

Each Class B Subordinate Voting Share carries a non-cumulative preferential dividend at the rate of $0.0015625 per annum, payable in quarterly instalments of $0.000390625.

Each Class A Share is convertible, at any time, at the option of the holder, into one Class B Subordinate Voting Share. Each Class B Subordinate Voting Share shall become convertible into one Class A Share in the event that an offer to purchase Class A Shares is accepted by the majority shareholder, namely the Bombardier family, or in the event that the majority shareholder ceases to hold over 50% of the outstanding Class A Shares of the Corporation.

Each Series 2 Preferred Share was, and will be, convertible at the option of the holder, subject to certain conditions, into a Series 3 Preferred Share on August 1, 2002 and on August 1st every fifth year thereafter. On August 1, 2002, 9,402,093 Series 2 Preferred Shares were thus converted into 9,402,093 Series 3 Preferred Shares leaving 2,597,907 Series 2 Preferred Shares issued and outstanding out of the authorized 12,000,000 Series 2 Preferred Shares which had been issued and outstanding until that date. In addition, on August 1, 2007 and on August 1st every fifth year thereafter, each Series 3 Preferred Share may be reconverted at the option of the holder, into a Series 2 Preferred Share, subject to certain conditions. Beginning on August 1, 2002, dividends on the Series 2 Preferred Shares, provided they have been declared by the Board of Directors, are payable monthly on the basis of a variable dividend rate calculated monthly in the manner provided in the articles of the Corporation. The annual dividend rate applicable to the Series 3 Preferred Shares for the period of five years beginning on August 1, 2002 is 5.476%. The annual dividend rate applicable to the Series 4 Preferred Shares is 6.25%.

The registered office of the Corporation is located at 800 René-Lévesque Boulevard West, Montréal, Québec H3B 1Y8.

In this Annual Information Form, the term "Bombardier" means, as required by the context, the Corporation and its subsidiaries collectively or the Corporation or one or more of its subsidiaries.

1.2 Subsidiaries

The activities of the Corporation are conducted either directly or through subsidiaries. The table below lists the principal subsidiaries of each reportable segment of the Corporation as at January 31, 2004, as well as their jurisdiction of incorporation and the percentage of voting shares held by the Corporation. Certain subsidiaries whose total assets did not represent more than 10% of the Corporation's consolidated assets or whose sales and operating revenues did not represent more than 10% of the Corporation's consolidated sales and operating revenues as at January 31, 2004, have been omitted. The subsidiaries that have been omitted represent, as a group, less than 20% of the consolidated assets, sales and operating revenues of the Corporation at such date.

Bombardier Inc.	
Bombardier Aerospace	
North America	
Bombardier Aerospace Corporation (Delaware)	100%
Learjet Inc. (Delaware)	100%
Europe	
Short Brothers plc (Northern Ireland)	100%
Bombardier Transportation	
North America	
Bombardier Transit Corporation (Delaware)	100%
Europe	
Bombardier Transportation GmbH (Germany)	100%
Bombardier Transportation UK Ltd. (England)	100%
Bombardier Transportation (Bahntechnologie) Germany GmbH & Co. KG (Germany)	99.5%
Bombardier Transportation Sweden AB (Sweden)	100%
Bombardier Transportation (Switzerland) Aktiengesellschaft (Switzerland)	100%
Bombardier Capital	
North America	
Bombardier Capital Inc. (Massachusetts)	100%
Bombardier Capital Ltd. (Québec)	100%

Item 2 General Development of the Business

2.1 General

The Corporation is a world-leading manufacturer of innovative transportation solutions, from regional aircraft and business aircraft to rail transportation equipment. As of January 31, 2004, Bombardier had a workforce of some 60,000 people and manufacturing facilities in various countries worldwide.

2.2 History

Until 1973, Bombardier's operations consisted primarily of the manufacture and distribution of snowmobiles. In the 1970s and 1980s, Bombardier began to diversify its operations in the mass transit industry and, in 1986, in the aerospace industry.

During the last three years, the Corporation completed the transactions described below.

On August 4, 2000, Bombardier signed a sale and purchase agreement with DaimlerChrysler AG ("DaimlerChrysler") of Stuttgart, Germany to acquire all of the common shares of its subsidiary DaimlerChrysler Rail Systems GmbH ("Adtranz"). The acquisition of Adtranz was completed as at May 1, 2001. The sale and purchase agreement provided for a cash consideration of US$725 million ($1.1 billion), subject to an adjustment to the purchase price for a maximum of €150 million based on the carrying value of the net assets of Adtranz as at April 30, 2001. Since discussions with DaimlerChrysler had failed to result in an agreement with respect to that adjustment, Bombardier filed a request for arbitration with the International Chamber of Commerce, in July 2002, claiming damages against DaimlerChrysler for an amount of €960 million ($1.6 billion) plus interest and costs. DaimlerChrysler filed its answer to such claim on November 5, 2002. The matter should proceed to arbitration unless a settlement is reached.

On March 9, 2001, the Corporation acquired, through its indirect wholly-owned U. S. subsidiary Bombardier Motor Corporation of America, most of the net assets of the engine manufacturing operations of Outboard Marine Corporation ("OMC"). The acquired assets include the outboard marine engine brands Johnson™ and Evinrude™ as well as the Ficht™ fuel injection technology.

On September 26, 2001, the Corporation announced its decision to withdraw completely Bombardier Capital from the manufactured housing and consumer finance sectors because of their disappointing results.

On September 27, 2002, Bombardier announced its decision to reduce its debt mainly through the sale and gradual wind-down of the receivable factoring portfolios as well as the business aircraft financing portfolios of Bombardier Capital. On April 3, 2003, the Corporation announced its decision to cease origination of the railcar leasing activities of Bombardier Capital. Bombardier Capital now concentrates on inventory finance and interim financing for Bombardier Aerospace regional aircraft. Proceeds from the sale and gradual wind-down of the discontinued portfolios will be applied to the reduction of Bombardier Capital's debt.

On April 3, 2003, the Corporation announced an "action plan" for Bombardier, consisting of a major recapitalization program, including a significant issuance of its equity shares, and a number of planned divestitures, including the sale of its recreational products business. The announcement of the "action plan" also confirmed that Bombardier was in the process of divesting Belfast City Airport as well as its Military Aviation Services unit, the latter of which had provided technical services for military aircraft through facilities located at Mirabel, Québec and Bridgeport, West Viriginia.

On April 4, 2003, Bombardier Transportation confirmed the financial close of the share purchase agreement between London Underground Ltd and Metronet, which was a condition for the awarding of the contracts. This allows for London Underground Ltd to transfer to the private sector for 30 years, the renewal, modernisation and maintenance of two of the London Underground's infrastructure projects.

The Corporation announced on April 7, 2003, that Bombardier Transportation had been awarded contracts from Metronet (in which Bombardier Transportation is a 20% equity partner) for the supply of rolling stock, signalling, maintenance and project management for the modernisation of the London Underground system. The value of these contracts is approximately £3.4 billion ($7.9 billion) over 15 years. The turnkey contracts include the project management and the supply of 1,738 metro cars and new signalling systems for the Victoria Line and Sub-Surface Lines, together with the maintenance of rolling stock. In the early stages of the project, Bombardier Transportation will commence re-signalling work, refurbish the existing District Line rolling stock and build two pre-production trains for the Victoria Line. The new metro car fleets will be built in Bombardier's facility in Derby, United Kingdom between 2008 and 2015.

On April 17, 2003 and as part of its "action plan" referred to above, Bombardier announced that it closed a public offering of 370 million Class B Subordinate Voting Shares, at a price of $3.25 per share, for total gross proceeds of approximately $1.2 billion.

On May 22, 2003, Bombardier completed the sale of Belfast City Airport to Ferrovial of Spain, for net proceeds of £35 million ($78 million). Prior to the sale, the airport had been a subsidiary of Bombardier's Short Brothers plc subsidiary, which itself had been acquired by the Corporation in 1989.

On August 3, 2003, the Corporation announced an agreement to sell a significant portion of the business aircraft market portfolio of its subsidiary, Bombardier Capital Inc., to GE Commercial Equipment Financing (CEF) for US$339 million ($475 million), which consideration represented the book value of the assets that were disposed of. Bombardier Capital's business aircraft portfolio was composed of loans and leases in relation to the financing of business aircraft.

On October 31, 2003, the Corporation completed the sale of its Military Aviation Services unit, which had provided technical services for military aircraft through facilities located at Mirabel, Québec and Bridgeport, West Virginia, to L-3 Communications MAS (Canada) Inc. for net proceeds of US$85 million ($112 million). The intention to sell its Military Aviation Services unit had been previously announced by Bombardier as part of its "action plan" described above.

On December 18, 2003, Bombardier completed the sale of its recreational products business to Bombardier Recreational Products Inc., a corporation formed by Bain Capital, certain members of the Bombardier family and the Caisse de dépôt et placement du Québec for $960 million, $910 million of which was paid in cash, and $50 million of which was paid through the issuance of preferred shares of the purchaser's parent company. Net cash proceeds of $740 million were generated. The closing of the sale of Bombardier's recreational products business represented a significant milestone in the fulfillment of Bombardier's "action plan" that had previously been announced in April 2003 as described above.

On March 16, 2004, the Board of Directors of the Corporation approved a major restructuring initiative for Bombardier Transportation in order to address excess capacity in its industrial operations, drive performance improvements and restore its earnings power. In connection with this initiative for Bombardier Transportation, Bombardier proposes to reduce the global workforce of Bombardier Transportation by 6,600 positions, or 18.5% of the total workforce of Bombardier Transportation. Furthermore, the initiative calls for seven production sites in five European countries to be closed over the next two years. The restructuring initiative in Bombardier Transportation also includes new arrangements with suppliers to better coordinate materials procurement. The Corporation will also launch an industrial site improvement program at five European locations to further reduce manufacturing costs.

Item 3 Narrative Description of the Business

3.1 Structure and Management

The Corporation operates in three reportable segments: (i) Bombardier Aerospace; (ii) Bombardier Transportation; and (iii) Bombardier Capital.

Bombardier Aerospace manufactures business, regional and amphibious aircraft and provides related services. It offers comprehensive families of regional jet and turboprop commercial aircraft and a wide range of business jets. It also provides the Bombardier* Flexjet* fractional ownership program, technical services, aircraft maintenance and pilot training.

Bombardier Transportation is the global leader in the rail equipment manufacturing and servicing industry. It offers a full range of passenger railcars, as well as complete rail transportation systems. It also manufactures locomotives, freight cars, airport people movers, propulsion and controls, and provides rail control solutions. Bombardier Transportation is also a provider of maintenance services.

Bombardier Capital offers inventory financing and interim financing of commercial aircraft, primarily in North American markets, and manages the wind-down of various portfolios.

The three reportable segments are constituted as follows:

Bombardier Aerospace	• Business Aircraft • Regional Aircraft • Amphibious Aircraft • Aviation Support and Services • Other Activities
Bombardier Transportation	• Rolling Stock • Total Transit Systems • Services • Rail Control Solutions
Bombardier Capital	• Continued Portfolios • Wind-down Portfolios • Real Estate Services

The activities of each of these segments are described hereafter under separate headings.

Bombardier Aerospace

The operations of Bombardier Aerospace consist of designing, developing, manufacturing, marketing and selling business aircraft, regional aircraft and amphibious aircraft as well as providing aviation support and services and performing other activities.

On November 3, 2003, Bombardier completed the divestiture process for its Military Aviation Services unit, which provided technical services for military aircraft in facilities located at Mirabel, Québec and Bridgeport, West Virginia.

The administrative centre of Bombardier Aerospace is located in Montréal, Québec, Canada.

For a list of the Corporation's subsidiaries which fall within Bombardier Aerospace, see "Item 1 – Corporate Structure – Subsidiaries".

The following table shows the principal operation centres owned by the Corporation or one of its subsidiaries, as the case may be, unless they are indicated as being leased ("L"), and forming part of Bombardier Aerospace. The table also lists the type of operations conducted or products manufactured at these facilities.

Manufacturing Facilities	Operations Conducted or Products
Montréal, Québec, Canada(L)	Assembly of, and pre-flight activities for, the Bombardier* Challenger* 300 and Challenger 604 business aircraft and the Bombardier* CRJ200* regional aircraft. Interior finishing and painting of the Bombardier CRJ200. Interior completion and painting of the Bombardier Challenger 300 and Challenger 604 and Bombardier* Global Express* and Bombardier* Global 5000* business aircraft.
Mirabel, Québec, Canada(L)	Assembly, pre-flight, painting and interior finishing of the Bombardier* CRJ700* and Bombadier* CRJ900*.
Montréal, Québec, Canada	Parts, components and spare parts for the Bombardier Challenger 300 and Challenger 604 business jets, Bombardier CRJ200, CRJ700 and CRJ900 regional aircraft, Bombardier Global Express and Bombardier Global 5000 business aircraft, and Bombardier 415* amphibious aircraft; structural components for Boeing and Aerospatiale.
Montréal, Québec, Canada	Complete wing and fuselage assembly for the Bombardier 415 amphibious aircraft.
Downsview, Ontario, Canada	Manufacture and final assembly of the Bombardier Q-Series* turboprop aircraft, including related spare parts and components; manufacture of components and final assembly of Bombardier Global Express and Bombardier Global 5000 aircraft; assembly of wings for the Bombardier* Learjet* 45 and Bombardier Learjet 40 business aircraft; assembly of the Bombardier 415 amphibious aircraft nacelle.

Manufacturing Facilities	Operations Conducted or Products
North Bay, Ontario, Canada(L)	Final assembly of and pre-flight activities for Bombardier 415 amphibious aircraft.
Wichita, Kansas, United States	Manufacture of the Bombardier Learjet family of business aircraft and of the Bombardier Challenger 300 business jet and flight test centre for aircraft manufactured by Bombardier Aerospace. Assembly of the Bombardier Challenger 300 aircraft will be transferred to Montréal during the fiscal year ending on January 31, 2005.
Dunmurry and Newtownabbey, Belfast, Northern Ireland, United Kingdom(L)	Composite components either for Bombardier Aerospace or for Boeing and Lockheed Martin.
Hawlmark, Newtownards, and Queen's Island, Belfast, Northern Ireland, United Kingdom(L)	Aircraft components, engine nacelles and nacelle components and spare parts for Bombardier Aerospace or for Boeing, Rolls-Royce, Rolls-Royce Deutschland, General Electric and International Aero Engines.
Tucson, Arizona, United States	Interiors completion of Bombardier Learjet and Challenger Series business aircraft. This activity will be transferred during the fiscal year ending on January 31, 2005 to Wichita and Montréal.

In addition, service centres for the Business aircraft division located in Tucson, Arizona; Hartford, Connecticut; Fort Lauderdale, Florida; Indianapolis, Indiana; Wichita, Kansas, and Dallas, Texas (United States), Berlin (Germany) and Dubai (United Arab Emirates) are part of a service network called Bombardier Aviation Services. Service centres for the Regional aircraft division are located in Asheville, North Carolina; Scranton and Allentown, Pennsylvania; Tulsa, Oklahoma; Tucson, Arizona and Bridgeport, West Virginia. The Corporation owns an airport located in Downsview, Ontario (Canada) and uses it to support Bombardier Aerospace's manufacturing activities.

Marketing of the Bombardier Aerospace products is provided through marketing and sales offices. In North America, marketing and sales offices are located in Canada (in Montréal, Ottawa and Toronto) and the United States (in the states of Arizona, California, Colorado, Connecticut, Georgia, Illinois, Maryland, Missouri, New York, Ohio and Texas, and in Washington, D.C.). In Europe, marketing is carried out through offices in Germany, the United Kingdom and Switzerland. In Asia, such offices are maintained in Dubai, in the United Arab Emirates; Hong Kong; and the People's Republic of China.

Business Aircraft

Bombardier Aerospace markets, sells and provides customer support for its three families of business jets. The Bombardier Global family includes the Bombardier Global Express ultra long-range aircraft, the super-large Bombardier Global 5000 and the new Bombardier Global Express XRS business jet that was officially launched in October 2003. The Bombardier Challenger family includes the Bombardier Challenger 800 (previously the Bombardier Challenger Special Edition), a corporate variant of the Bombardier* CRJ*, the wide-body Bombardier Challenger 604 and the super-midsize Bombardier Challenger 300 business aircraft (formerly known as the Continental business jet). The Bombardier Learjet family includes the new, light Bombardier Learjet 40, the super-light Bombardier Learjet 45 aircraft, the Bombardier Learjet 45 XR aircraft and the midsize Bombardier Learjet 60 aircraft.

Aircraft ordered by customers are produced by the manufacturing facilities of Bombardier Aerospace. The raw materials and the various components and systems required to manufacture the aircraft are procured around the world and this procurement varies from product to product; however, most such materials, components and systems are provided by Canadian and U.S. suppliers with which Bombardier Aerospace generally has long-term contracts.

Through the Bombardier Flexjet program, Bombardier Aerospace offers to sell to customers in North America a share of a Bombardier Aerospace business aircraft, whereas in Europe and Asia, Bombardier Aerospace offers a service-based program using selected aircraft operators to provide air transportation service to customers.

- ***Bombardier Global Family***

The Bombardier Global family of business jets is comprised of three wide-body aircraft: the intercontinental super-large Bombardier Global 5000, the ultra long-range Bombardier Global Express and the Bombardier Global Express XRS. Bombardier Global family of aircraft share a high degree of systems commonality, offering mixed fleet operators the cost benefits of common type rating, training, spare parts and maintenance.

The Bombardier Global 5000 aircraft is a high-speed intercontinental business jet capable of flying non-stop up to 4,800 nautical miles at Mach 0.85 with eight passengers and three crew members. The program was officially launched in February 2002. The first flight took place on March 7, 2003 with first deliveries expected to begin in the fourth quarter of the fiscal year ending January 31, 2005, and it received full certification from Transport Canada ("TC") on March 12, 2004. Main competitors of the Bombardier Global 5000 include the Gulfstream G400**, the Dassault Falcon 900EX** and the Falcon 7X **(FNX).

The Bombardier Global Express aircraft is an ultra long-range business jet covering distances of up to 6,010 nautical miles at Mach 0.85 non-stop. The Bombardier Global Express competes against the Gulfstream G500** and G550** and, to a much lesser extent, the Boeing Business Jet and the Airbus A319CJ.

The Bombardier Global Express XRS is an enhanced version of the Global Express business jet, offering longer range and greater levels of comfort. Deliveries are expected to begin in the first half of the fiscal year commencing on February 1, 2005 and ending on January 31, 2006.

- ***Bombardier Challenger Family***

The Bombardier Challenger family of business jets includes the Bombardier Challenger 300, Challenger 604 and Challenger 800.

The Bombardier Challenger 300 is a recent entrant in the super-midsize category and has a transcontinental range of up to 3,100 nautical miles at Mach 0.80 with eight passengers and two crew members. It was awarded certification by the United States Federal Aviation Administration (the "FAA") in June 2003 following a similar approval from TC a few days earlier. In July 2003, the European Joint Aviation Authorities (the "JAA") also awarded the Challenger 300 its certification. Deliveries began in December 2003. It competes with four other aircraft models in this category: the Raytheon Hawker Horizon**; the Gulfstream G200**; the Dassault Falcon 50EX**; and the Cessna Citation** X.

The Bombardier Challenger 604 aircraft is a wide-body, twin-engine intercontinental business jet capable of non-stop flights of over 4,000 nautical miles. The Challenger 604 aircraft is the fifth generation of the wide-body Challenger design, the previous models being the Challenger 600, 601, 601-3A and 601-3R. Main competitors of the Bombardier Challenger 604 aircraft include the Falcon 2000EX** and Falcon 900C** manufactured by Dassault Aviation, as well as the Gulfstream G300**.

The Bombardier Challenger 800 is a derivative of the Bombardier CRJ aircraft modified for corporate travel. It can be configured for either executive transport or as a corporate shuttle. This aircraft combines a large cabin, similar in size to the Bombardier Global Express, with a non-stop range of 3,120 nautical miles. Embraer-Empresa Brasileira de Aeronáutica S.A. (Embraer) competes with Bombardier Aerospace in this segment.

- ***Bombardier Learjet Family***

The Bombardier Learjet family's current production models are the Bombardier Learjet 40, the Bombardier Learjet 45, the Bombardier Learjet 45 XR, and the Bombardier Learjet 60.

Introduced in July 2002, the Bombardier Learjet 40, a derivative of the Bombardier Learjet 45 business jet, is capable of operating at cruise speeds of up to Mach 0.81 and has a maximum range of 1,803 nautical miles with four passengers and two crew. The Bombardier Learjet 40 was approved by the FAA in July 2003 and by the JAA in January 2004. Deliveries began in January 2004. The Bombardier Learjet 40 business jet's competitors are the Cessna Citation Bravo**, Encore** and V** (Ultra) and the Raytheon Beechjet 400A**.

The Bombardier Learjet 45 aircraft has a maximum range of 2,102 nautical miles with four passengers and two crew and can reach cruise speeds of up to Mach 0.81. Introduced in July 2002, the Bombardier Learjet 45 XR aircraft is an evolution of the Bombardier Learjet 45 business jet designed to deliver greater payload-range capabilities through a 1,000-pound increase in Maximum Takeoff Weight (MTOW) and enhanced engine performance. The Bombardier Learjet 45 XR aircraft is expected to enter into service during the second half of the fiscal year ending January 31, 2005. Both the Bombardier Learjet 45 and the Learjet 45 XR business jet compete with the Cessna Citation Excel** aircraft.

The Bombardier Learjet 60 busines jet has a maximum range of 2,502 nautical miles, with four passengers. Maximum cruise speed is Mach 0.81. The Bombardier Learjet 60 business jet has many competitors which include the Gulfstream G100**, the Raytheon Hawker 800XP**, the Cessna Sovereign**, the Gulfstream G150** and the Cessna Citation VII**.

- ***Bombardier Flexjet Program***

The Bombardier Flexjet program is based in North America, but it also has operations in Europe and Asia. Bombardier Aerospace sells to customers in North America a share of business aircraft manufactured by Bombardier Aerospace. It also manages all operations and support for the aircraft, including flight crew, maintenance, hangar fees and insurance. Through the Bombardier Flexjet European and Asian programs, customers purchase hours of flight time entitlement instead of a physical share of an aircraft. The Bombardier Flexjet North American program has partnered with Delta AirElite Business Jets, a subsidiary of Delta Airlines, in order to market and sell Bombardier Flexjet pre-paid hours program. In addition, the Bombardier* Skyjet* program offers on-demand charter services in North America.

The Bombardier Flexjet program holds the number three position among the fractional ownership programs currently available in that market. The main competitors of Bombardier Aerospace in this segment, NetJets Inc. and Flight Options LLC, have typically purchased new aircraft from different manufacturers, such as Gulfstream Aerospace Corporation, Cessna Aircraft Company and Raytheon Aircraft. A few other small organizations also offer fractional ownership of various categories of aircraft.

Regional Aircraft

Bombardier Aerospace markets and sells the Bombardier CRJ family of regional jets and the Bombardier* Q-Series* family of turboprops to airline companies and also provides maintenance and modification services to its customers. Raw materials and equipment are procured from suppliers in Canada, the United States and Europe with which Bombardier Aerospace generally has long-term contracts.

During the fiscal year commencing on February 1, 2004 and ending on January 31, 2005, Bombardier Aerospace will study the viability of developing a new generation of commercial aircraft. On February 26, 2004, Bombardier Aerospace appointed a president who will be responsible for this New Commercial Program; his mandate will be to form and lead a multi-disciplinary team.

- ***Bombardier CRJ Aircraft***

The Bombardier CRJ aircraft are assembled at the Bombardier Aerospace facilities, in Montréal, Québec and at Montréal's Mirabel Airport.

The Bombardier CRJ family consists of the 40-, 44- and 50-passenger Bombardier CRJ100/200 aircraft, the 70-passenger Bombardier CRJ700 aircraft and the 86-passenger Bombardier CRJ900 aircraft.

The Bombardier CRJ aircraft family has one major competitor, Embraer of Brazil, which produces the 50-passenger jet ERJ 145**, the 37-passenger jet ERJ 135** and a 44-passenger jet, the ERJ 140**. Embraer also offers the 70-passenger jet Embraer 170, the 86-passenger jet Embraer 175, the 98-passenger jet Embraer 190 and the 108-passenger jet Embraer 195.

- ***Bombardier Q-Series Aircraft***

The Bombardier Q-Series family of turboprops, assembled at the Bombardier Aerospace facilities in Downsview, Ontario, consists of the 37-passenger Bombardier* Q100* and Bombardier* Q200* aircraft, the 50-passenger Bombardier* Q300* aircraft and the 68- to 78-passenger Bombardier* Q400* aircraft.

The main products in competition with the Bombardier Q-Series aircraft family come from Avions de Transport Regional (ATR). The Q300 aircraft faces competition from the ATR 42** and the Q 400 from the ATR 72**.

Amphibious Aircraft

Bombardier Aerospace markets the Bombardier 415 turboprop amphibious aircraft, a purpose-built firefighting aircraft. The aircraft can also be adapted to a variety of specialized missions such as search and rescue, environmental protection, coastal patrol and transport. Certification for the multipurpose Bombardier 415MP was obtained in March 2004.

Aviation Support and Services

Bombardier Aerospace provides a broad range of services to customers, including training for pilots and maintenance technicians, aircraft maintenance and spare parts.

- ***Customer Training***

Bombardier Aerospace offers, through joint ventures, a complete range of pilot and maintenance training programs for the Bombardier CRJ Series aircraft in Montréal, Canada, in Qingdao, China, and in Berlin, Germany.

Bombardier Aerospace is the only business jet manufacturer to directly provide customized pilot and maintenance training, as well as ancillary training. The training centres are located in Montréal, Canada and in Dallas, United States.

In addition, Bombardier Aerospace provides maintenance and support services for military pilot training. The NATO Flying Training in Canada (NFTC) program is in full operation with Denmark, the United Kingdom, the Republic of Singapore, Italy, Hungary and Canada as participating nations.

- ***Aircraft Maintenance and Spare Parts Services***

Bombardier Aerospace offers maintenance services to its business aircraft customers at its six centres located in: Fort Lauderdale, Florida; Indianapolis, Indiana; Hartford, Connecticut; Wichita, Kansas; Tucson, Arizona; and Dallas, Texas in the United States; as well as a service centre located in Berlin, Germany, which is a joint venture with Lufthansa.

Bombardier Aerospace offers maintenance and modification services to Bombardier CRJ Series operators in Bridgeport, West Virginia in the United States. Bombardier Aerospace is also associated with 28 authorized service centres worldwide, with 26 centres for business aircraft and two for regional aircraft, which provide complete services to operators. Bombardier Aerospace expects to open an additional maintenance centre for regional aircraft in Tucson, Arizona, in the first quarter of the fiscal year ending January 31, 2005.

On January 14, 2004, Bombardier Aerospace announced the consolidation and integration of its regional aircraft and business aircraft spare parts organizations into the new Bombardier Aerospace Parts Logistics organization. Expected benefits include increased customer satisfaction due to a shorter response time and increased operational efficiencies that will allow for reduced spare parts inventory levels. Spare parts operations will move to a single SAP**-based operating system and will establish new distribution warehouses in Chicago, Illinois, and Frankfurt, Germany. These centrally located warehouses will be run by the world-renowned logistics provider, Caterpillar Logistics Services.

Other Activities

Other activities carried out by Bombardier Aerospace include component manufacturing for third parties at facilities in Montréal, Québec, and in Belfast, Northern Ireland, where most of the design, development and manufacture of major airframe structures is undertaken.

Bombardier Transportation

Bombardier Transportation, the global leader in the rail equipment manufacturing and servicing industry, offers a full range of passenger railcars, as well as complete rail transportation systems. It also manufactures locomotives, freight cars, airport people movers, propulsion and controls and provides rail control solutions. Bombardier Transportation is also a provider of operations and maintenance services.

The administrative centre of Bombardier Transportation is located in Berlin, Germany.

For a list of the Corporation's subsidiaries which fall within Bombardier Transportation, see "Item 1 – Corporate Structure – Subsidiaries".

The following table shows the principal operation centres owned by the Corporation or one of its subsidiaries, as the case may be, unless they are indicated as being leased ("L"), and forming part of Bombardier Transportation. The table also lists the type of operations conducted or products manufactured at these facilities.

Manufacturing or Service Facilities	Operations Conducted or Products
La Pocatière, Québec, Canada	Manufacture of mass transit vehicles.
Thunder Bay, Ontario, Canada	Manufacture of mass transit vehicles.
Plattsburgh, New York, United States(L)	Final assembly of mass transit vehicles.
Pittsburgh, Pennsylvania, United States	Final assembly of automated people movers and propulsion systems.
Sahagún, Mexico	Manufacture of mass transit vehicles, freight locomotives and cars, refurbishment of rail passenger cars and light rail vehicle manufacturing centre for North America.
Hortolãndia, Brazil(L)	Vehicles refurbishment.
Vienna, Austria	Manufacture of steel carbodies for light rail vehicles in Europe.
Bruges, Belgium	Manufacture of steel carbodies for passenger cars in Europe, final assembly of passenger cars and railway equipment.
Česká Lipa, Czech Republic	Supplier of primary parts and welding substructures and low-cost components.
Crespin, France	Manufacture of aluminum and steel carbodies for passenger cars in Europe, final assembly of passenger cars and manufacture of bogies.
Aix-la-Chapelle (Aachen), Germany	Final assembly of passenger vehicles for Europe.
Ammendorf, Germany	Manufacture of steel carbodies and final assembly of passenger vehicles.
Bautzen, Germany	Manufacture of aluminum and steel carbodies and final assembly of passenger cars (in particular light rail vehicles) in Europe.
Görlitz, Germany	Manufacture of aluminum and steel carbodies and final assembly of passenger cars (in particular double-deck trains).

Manufacturing or Service Facilities	Operations Conducted or Products
Hennigsdorf, Germany	Manufacture of carbodies and final assembly of passenger vehicles and test center, propulsion and control activities.
Kassel, Germany(L)	Final assembly of electric and diesel locomotives.
Siegen, Germany	Manufacture of bogies for Europe Asia and Middle East.
Dunakeszi, Hungary(L)	Refurbishment activities, manufacturing of passenger coaches and engineering.
Vado Ligure, Italy	Manufacture of locomotive and upgrades activities.
Strömmen, Norway	Services activities.
Wrocław, Poland	Manufacture of bogie frames and locomotive carbodies.
Amadora, Portugal	Final assembly and services activities.
Kalmar, Sweden	Manufacture of stainless steel carbodies and final assembly of passenger cars.
Västerås, Sweden	Manufacture of propulsion equipment.
Pratteln, Switzerland(L)	Manufacture of aluminium carbodies, Final assembly of passenger vehicles and vehicles overhaul.
Central Rivers, United Kingdom	Maintenance and overhaul activities.
Crewe, United Kingdom	Wheelset and bogies service activities, overhaul and refurbishment.
Derby, United Kingdom	Manufacture of bogies and of aluminum carbodies for, final assembly site for passenger cars in Europe.
Plymouth, United Kingdom	Subassembly and final assembly for signalling products.
Wakefield, Yorkshire, United Kingdom	Final assembly of passenger train and refurbishment business.
Melbourne, Australia	Manufacturing activities and intercity trains services workshop.
Maryborough, Australia(L)	Manufacturing activities for regional and commuter cars.

Marketing of the products manufactured by Bombardier Transportation is carried out through marketing or sales offices. In the Americas, these marketing or sales offices are located in Canada (in Longueuil, Québec, Toronto and Millhaven (Kingston), Ontario), the United States (in the states of California, Florida, Minnesota, and Pennsylvania, and in Washington, D.C.), in Mexico and Brazil.

In Europe, marketing is effected through offices in Austria, Belgium, Czech Republic, Denmark, Finland, France, Germany, Ireland, Norway, Poland, Portugal, Russia, Spain, Sweden, Switzerland, Turkey and the United Kingdom.

Finally, Bombardier Transportation also has offices in India, South Africa, Australia, China, Korea, Malaysia, the Philippines, the Republic of Singapore, Taiwan and Thailand.

Bombardier Transportation leases these marketing or sales offices, with the exception of the office in Longueuil, Québec, Millhaven (Kingston) and those in Austria, Belgium, Germany, Switzerland and the United Kingdom, which it owns.

Bombardier Transportation has two major global competitors, Alstom SA and Siemens AG, both active in the same fields as Bombardier i.e. from rolling stock to rail controls systems, propulsion, services and turnkey systems. Both Alstom SA and Siemens AG are also active in other industry segments such as fixed installations, power generation and transmission.

Ansaldo-Breda is also a full line supplier but with a more limited spread geographically with its stronghold in Italy. CAF, Talgo, and Stadler are niche players in the field of passenger cars, mainly in Europe but they are also involved in the United States to a limited extent. Vossloh is a niche player in the field of diesel locomotives.

Japanese suppliers like Hitachi, Toshiba, Mitsubishi and Kawasaki are mostly seen competing in Asia and the United States for rolling stock projects or as electrical propulsion suppliers.

In the field of rail control solutions, Alcatel, GE Harris and Invensys are also competitors.

As result of the ongoing worldwide railway industry consolidation process as well as market dynamics, Bombardier has maintained project based business relationships with most of its competitors, especially in Europe.

On March 17, 2004, the Corporation announced a major restructuring initiative for Bombardier Transportation, which is described under the heading "Item 2 – General Development of the Business – History" at page 3 of this Annual Information Form.

Rolling Stock

The rolling stock portfolios of Bombardier Transportation include commuter and regional trains, intercity and high-speed trains, metro/rapid transit, light rail vehicles, locomotives, freight cars, and propulsion and controls for the vehicles.

- ***Commuter and Regional Trains***

Bombardier Transportation offers a wide range of passenger railcars for suburban and regional markets. The product line includes electrical multiple units (EMUs), diesel multiple units (DMUs), coaches and double-deck trains.

- ***Intercity and High-Speed Trains***

Bombardier Transportation's product line includes diesel multiple units (DMUs), electric multiple units (EMUs), diesel-electric multiple units (DEMUs), coaches and high-speed trains.

- ***Metro / Rapid Transit***

Bombardier Transportation offers a full range of technologies adapted to the needs of urban transit systems.

- ***Light Rail Vehicles***

Bombardier Transportation's family of light rail vehicles includes street-trams, city-trams and Tram-Train* vehicles.

- ***Locomotives***

Bombardier Transportation offers locomotives and powerheads for use in high-speed, intercity, regional and freight traffic in both electric and diesel-electric versions to suit the specific needs of railway operators.

- ***Freight Cars***

Freight cars are designed and manufactured for private and state-owned operators.

- ***Propulsion and Controls***

Bombardier Transportation offers complete propulsion, train control and management systems. The propulsion system includes transformers, converters, traction motors, gears and auxiliary power supplies.

Total Transit Systems

Bombardier Transportation markets, develops, designs, supplies and operates complete transportation systems from high-capacity urban transit systems to automated people-movers. Bombardier Transportation also provides operations and maintenance services for fully automated driverless systems.

Services

Bombardier Transportation provides a full range of maintenance services. These services include total train maintenance, technical support, spares and logistic management, car re-engineering and heavy overhaul and component re-engineering and overhaul.

Rail Control Solutions

Bombardier Transportation's rail control solutions portfolio covers the whole range of mass transit solutions from manual to fully automatic systems, as well as communication-based systems, and mainline solutions from conventional systems to European Rail Traffic Management System (ERTMS) Level 2 systems.

Bombardier Capital

During the fiscal year ended January 31, 2004, Bombardier Capital continued to focus on leveraging its core business competencies in inventory finance, while continuing with the reduction of its wind-down portfolios.

Bombardier Capital's continued portfolios are inventory finance and commercial aircraft. Bombardier Capital's wind-down portfolios are business aircraft, receivable factoring, railcar leasing, manufactured housing, consumer finance, industrial equipment, and "other" portfolios.

The administrative centre of Bombardier Capital is located in Jacksonville, Florida, in the United States.

For a list of the Corporation's subsidiaries which fall within Bombardier Capital, see "Item 1 – Corporate Structure – Subsidiaries".

Continued Portfolios

- ***Inventory Finance***

Bombardier Capital's inventory finance activities provide floorplan financing on a secured basis to retailers purchasing inventory products in the United States and Canada. Primary markets are marine products, manufactured housing and motorized recreational vehicles. On December 18, 2003, the Corporation announced the closing of the sale of its recreational products business to Bombardier Recreational Products Inc., a corporation formed by Bain Capital, members of the Bombardier family and the Caisse de dépôt et placement du Québec. In connection with the sale of the recreational products segment of the Corporation, Bombardier Capital entered into an agreement for inventory financing with the purchaser, Bombardier Recreational Products Inc., for a maximum amount of US$750 million ($995 million), for a renewable period of five years. Under the agreement, Bombardier Capital acts as the exclusive provider of floorplan financing to retailers of Bombardier Recreational Products Inc. manufactured products (excluding outboard engine products). In turn, Bombardier Capital will not provide retailer North American floorplan financing to direct competitors of Bombardier Recreational Products Inc. (excluding outboard engine products) during the term stipulated in the agreement.

- ***Commercial Aircraft***

Bombardier Capital provides interim financing support to Bombardier Aerospace regional aircraft customers until permanent third-party financing is arranged. The management of the Corporation has established a limit of 60 aircraft or US$1 billion outstanding for these activities.

Wind-down Portfolios

- ***Business Aircraft***

Bombardier Capital's business aircraft portfolio consists of loans and finance leases mainly to third-party purchasers of new and pre-owned business aircraft, presented in finance receivables. This portfolio also includes pre-owned aircraft with respect to trade-in business aircraft, mainly from Bombardier Aerospace, presented in assets under operating leases.

During the fiscal year ended January 31, 2004, the Corporation sold a significant portion of Bombardier Capital's business aircraft loans and finance leases portfolio to GE Commercial Equipment Financing (CEF), for US$339 million ($475 million). Bombardier Capital expects to continue to reduce this portfolio over the next three to five years through normal collections.

- ***Receivable Factoring***

Bombardier Capital's receivable factoring portfolio consisted of third-party trade receivables which originated from the Corporation's manufacturing segments. Complete wind-down of this portfolio was completed within the fiscal year ended January 31, 2004.

- ***Railcar Leasing***

These activities consisted of third-party freight car leasing as well as full-service maintenance and/or management services to owners and users of freight cars in North American markets. Bombardier Capital purchased freight railcars, typically from a third-party manufacturer, and subsequently entered into a sale and leaseback with a financial institution. The financial institution assumed ownership of the asset with Bombardier Capital as the lessee. Bombardier Capital then sub-leased the asset to the actual user of the equipment, typically for three to seven years. The diversified fleet averages less than six years of age. The complete wind-down of this portfolio is expected to occur over the next ten years due to its long-term nature.

- ***Manufactured Housing***

Manufactured housing finance activities provided retailers in the United States with financing services for consumer purchases of manufactured homes. Bombardier Capital continues to reduce this portfolio and expects the wind-down to be completed over the next several years.

- ***Consumer Finance***

Consumer finance activities involved secured loans designed to enable consumers to acquire recreational products and services. Bombardier Capital expects to complete the substantial wind-down of its consumer finance portfolios in the next three fiscal years.

- ***Industrial Equipment***

The industrial equipment portfolio consists mainly of loans and finance leases to customers in the ski industry. Following the Corporation's decision to no longer originate loans in this portfolio, it was reclassified from continuing portfolio to wind-down portfolio during the fourth quarter of the financial year ended January 31, 2004.

- ***Other***

The wind-down of the technology management and finance, mid-market commercial equipment finance and small ticket finance portfolios is expected to be substantially completed within one year.

Real Estate Services

Through Bombardier's real estate services, Bombardier Capital derives revenues from the development of Bombardier real estate assets earmarked for new uses, and from activities aimed at meeting the real estate needs of other Bombardier businesses. Other revenues are generated from the sale of land to real estate developers, which involves the establishment of an urban residential community with integrated commercial and service infrastructures on land adjacent to Bombardier Aerospace facilities in Montréal, Québec.

3.2 Segmented Disclosure

For information respecting Bombardier's sales by industry and geographic segments, reference is made to note 26 to the Corporation's consolidated financial statements for the financial years ended January 31, 2004 and January 31, 2003 filed with the Canadian securities regulatory authorities on March 31, 2004, including the table referred to in note 26, which note and table appear on pages 116 to 118 of such financial statements and are incorporated by reference in this Annual Information Form.

3.3 Agreements Relating to the Use of Certain Technologies

Some operations of Bombardier are conducted under agreements which allow it to use certain technical data and information relating to products or technologies developed by others. The most important of such agreements is the agreement signed on December 22, 1986 with Cartierville Financial Corporation Inc. ("CFC") (a wholly-owned subsidiary of Canada Development Investment Corporation, in turn wholly-owned by the Canadian federal government), under which Canadair Limited had obtained a licence granting it the exclusive and absolute right to use and exploit all the technology relating to the design of the Challenger aircraft and to use and incorporate that technology in the manufacture, development, testing, sale, distribution and maintenance of Challenger aircraft and any other related product worldwide. The initial term of the agreement is 21 years; however, the Corporation (as successor in interest to Canadair Limited) has an option to renew this agreement for three additional consecutive periods of 21 years each. In consideration for the rights thus granted to it, the Corporation paid CFC a lump sum of $20 million in 1988, less an amount equal to certain royalties then paid, in lieu of the royalties provided for under the agreement.

3.4 Research and Development

Every year, Bombardier commits a portion of its revenues to research and development. The research and development expenses appear in the consolidated statements of income on page 62 of the Corporation's consolidated financial statements for the financial years ended January 31, 2004 and January 31, 2003 filed with the Canadian securities regulatory authorities on March 31, 2004, which page is incorporated by reference in this Annual Information Form.

3.5 Environment

The Corporation's manufacturing and service activities are subject to environmental regulation by federal, provincial and local authorities in Canada as well as local regulatory authorities having jurisdiction over the Corporation's foreign operations. As a result, the Corporation has established, and periodically updates a health, safety and environment policy that defines the Corporation's vision for its worldwide operations. Consistent with this policy, approximately 90% of the Corporation's manufacturing locations have been accredited according to the ISO 14001 Standard for Environmental Management by outside auditors.

Consistent with its policy stressing environmental responsibility and its desire to maintain legal compliance, the Corporation routinely procures, installs and operates pollution control devices, such as wastewater treatment plants, groundwater monitoring devices, air strippers or separators, and incinerators at new and existing facilities constructed or upgraded in the normal course of business. Future capital expenditures for pollution control systems are not expected to have a material effect on the Corporation's consolidated financial position.

With respect to environmental matters related to site contamination (historical contamination of soil and groundwater), the Corporation periodically conducts studies, individually at sites owned by the Corporation, and jointly as a member of industry groups at sites not owned by the Corporation, to determine the feasibility of various remedial techniques and to define the Corporation's share of liability. The Corporation is currently proceeding with decontamination at a small number of sites both in North America and in Europe. The historical costs for soil and/or groundwater decontamination have not been significant.

Estimating future environmental clean-up liabilities is dependent on the nature and the extent of historical information and physical data about the contaminated site, the complexity of the contamination, the uncertainty of which remedy to apply, the timing of the remedial action and the outcome of the discussions with regulatory authorities.

The Corporation expects to increase its costs for remediation activities in future years. This increased cost is based on the probable closure of certain existing facilities and on ever increasing legal requirements. Although it appears likely that annual costs for soil and groundwater may increase over time, these costs are not expected to be material to the Corporation.

3.6 Human Resources

The following table shows the total number of employees of Bombardier as well as the number of employees of each of its reportable segments as at January 31, 2004 and 2003:

	Number of employees as at January 31,	
	2004	2003
Bombardier Aerospace	27,383	29,056
Bombardier Recreational Products	—[1]	7,423
Bombardier Transportation	32,014	32,884
Bombardier Capital	689	779
Corporate Office	291	269
Total	60,377	70,411

(1) On December 18, 2003, Bombardier announced that it had completed the sale of its recreational products business.

As at January 31, 2004, 13,290 of Bombardier's North American employees were represented by certified unions under 15 separate collective agreements. These agreements expire at different dates, the latest of which is December 2006.

In Europe, there are some 63 collective agreements in force. National unions represent employees in subsidiaries or divisions and national and sectoral bargaining generally takes place every one or two years depending on the country. These agreements expire at different dates, the latest of which is December 2005.

Bombardier considers that its relations with its employees are satisfactory.

3.7 Foreign Currency Fluctuations

The Corporation is exposed to risks resulting from foreign currency fluctuations as described in the "Effect of currency fluctuations" item on pages 3 to 4 of the Corporation's Management's Discussion and Analysis filed with the Canadian securities regulatory authorities on March 31, 2004, which item is incorporated by reference in this Annual Information Form. In an effort to mitigate such risks, the Corporation makes use of derivative contracts to hedge the exposure to future cash flows in various currencies and asset/liability management, which involves mostly borrowing in foreign currencies to hedge foreign currency exposure arising from permanent investments in foreign countries.

Item 4 Selected Consolidated Financial Information

4.1 Annual Information

Consolidated financial information for the last three fiscal years ended January 31,

(millions of dollars, except per share amounts)	2004	2003	2002
		Restated[(1)]	Restated[(1)]
Revenues	21,321	21,189	19,863
Net income (loss)	(89)	(615)	36
Total assets	25,569	29,124	27,243
Long-term debt	8,074	8,926	7,852
Series 2 Redeemable Preferred Shares	65	65	300
Series 3 Redeemable Preferred Shares	235	235	—
Series 4 Redeemable Preferred Shares	235	235	—
Earnings (loss) per share			
Basic	$(0.07)	$(0.47)	$0.01
Diluted	$(0.07)	$(0.47)	$0.01
Dividend per share			
Series 2 Redeemable Preferred Shares	$1.17128	$1.19375	$1.37500
Series 3 Redeemable Preferred Shares	$1.02675	$0.68450	—
Series 4 Redeemable Preferred Shares	$1.17188	$1.39876	—
Class A Shares	$0.09000	$0.18000	$0.18000
Class B Subordinate Voting Shares	$0.09156	$0.18156	$0.18156

(1) Revenues and long-term debt for the fiscal years ended January 31, 2003 and 2002 reflect the disposition of the recreational products business of the Corporation on December 18, 2003.

4.2 Quarterly Information

Quarterly consolidated financial information (unaudited)

(millions of dollars, except per share amounts)	4th qtr.	3rd qtr.	2nd qtr.	1st qtr.
	2003-2004 Restated[1][2]			
Revenues	6,377	4,738	5,267	4,939
Net income (loss)	(448)	185	93	81
Earnings (loss) per share				
Basic	(0.26)	0.10	0.05	0.05
Diluted	(0.26)	0.10	0.05	0.05
Dividend per share				
Series 2 Redeemable Preferred Shares	$0.28125	$0.28646	$0.30979	$0.29378
Series 3 Redeemable Preferred Shares	$0.34225	$0.34225	$0.34225	—
Series 4 Redeemable Preferred Shares	$0.39063	$0.39063	$0.39063	—
Class A Shares	$0.02250	$0.02250	$0.02250	$0.02250
Class B Subordinate Voting Shares	$0.02250	$0.02250	$0.02250	$0.02406

(millions of dollars, except per share amounts)	4th qtr.	3rd qtr.	2nd qtr.	1st qtr.
	2002-2003 Restated[1]			
Revenues	5,935	4,924	5,267	5,063
Net income (loss)	(1,023)	181	55	172
Earnings (loss) per share				
Basic	(0.75)	0.13	0.03	0.12
Diluted	(0.75)	0.13	0.03	0.12
Dividend per share				
Series 2 Redeemable Preferred Shares	$0.27000	$0.23625	$0.34375	$0.34375
Series 3 Redeemable Preferred Shares	$0.34225	$0.34225	—	—
Series 4 Redeemable Preferred Shares	$0.39063	$0.39063	$0.39063	$0.22687
Class A Shares	$0.04500	$0.04500	$0.04500	$0.04500
Class B Subordinate Voting Shares	$0.04500	$0.04500	$0.04500	$0.04656

(1) Revenues for each of the fiscal quarters reported above reflect the disposition of the recreational products business of the Corporation on December 18, 2003.

(2) Reflects a restatement and reclassification of comparative figures as described in note 1 to the Corporation's amended interim consolidated financial statements for each of the fiscal quarters ended April 30 and July 31, 2003, which were filed with the Canadian securities regulatory authorities on December 22, 2003.

4.3 Dividends

The Corporation declared the dividends indicated below on its outstanding shares during the financial years ended January 31, 2004 and January 31, 2003.

	Financial years ended January 31,			
	2004		2003	
(millions of dollars, except per share amounts)	Total	Per share	Total	Per share
Series 2 Redeemable Preferred Shares	3.0	$1.17128	9.6	$1.19375
Series 3 Redeemable Preferred Shares	12.9	$1.02675	6.4	$0.68450
Series 4 Redeemable Preferred Shares	14.7	$1.17188	13.1	$1.39876
Class A Shares	30.8	$0.09000	61.6	$0.18000
Class B Subordinate Voting Shares	128.9	$0.09156	187.3	$0.18156

The articles of the Corporation stipulate that no dividends may be paid on the Class A Shares or the Class B Subordinate Voting Shares unless all accrued and unpaid dividends on the Series 2 Preferred Shares, Series 3 Preferred Shares and Series 4 Preferred Shares have been declared and paid or set aside for payment, or all the outstanding Series 2 Preferred Shares, Series 3 Preferred Shares or Series 4 Preferred Shares, as the case may be, have been called for redemption and the redemption price of such shares has been deposited in the manner set out in the articles of the Corporation.

The holders of Class B Subordinate Voting Shares are entitled, in preference to the holders of Class A Shares, to a non-cumulative dividend at the rate of $0.0015625 per share per annum, or $0.000390625 per quarter; when a dividend on the Class B Subordinate Voting Shares at the rate of $0.0015625 per share per annum is declared and paid or set aside for payment in any financial year, the Class A Shares and the Class B Subordinate Voting Shares participate equally, share for share, with respect to any additional dividend which may be declared, paid or set aside for payment during said financial year.

In general, the Corporation's policy is to set the total amount of its dividends for a fiscal year at approximately 30% of the consolidated net income for the previous financial year. The Board of Directors of the Corporation reserves the right to modify this policy at any time.

At its meeting of April 2, 2003, the Board of Directors of Bombardier had re-affirmed its policy of paying dividends on the Class A Shares and the Class B Subordinate Voting Shares. However, the Board had resolved that, if, as and when such dividends were declared, such dividends, for the current fiscal year, would be no greater than $0.09 per share (plus, in the case of the Class B Subordinate Voting Shares, a preferential dividend of $0.0015625 per share per annum) on an annual basis (i.e. one half of the annual dividend per share declared in fiscal year 2003). At the April 2, 2003 meeting of the Board, a dividend of $0.0225 per share (plus the preferential dividend of $0.000390625 per share for holders of Class B Subordinate Voting Shares) had been declared payable on May 31, 2003, to holders of record on May 16, 2003.

Pursuant to various financing agreements to which they are parties, Bombardier Capital Ltd., Bombardier Capital Inc. and Learjet Inc. are subject to certain restrictions as to payment of dividends. The Corporation, as intervenor, is also subject to certain restrictions as to the receipt of dividends from these subsidiaries. These subsidiaries have undertaken to maintain certain financial ratios or a minimum level of net worth, which may have the indirect effect of restricting payment of dividends by these subsidiaries.

Item 5 Management's Discussion and Analysis

A discussion and analysis by management of the financial condition and results of operations for the fiscal year ended January 31, 2004 is presented in the Corporation's Management's Discussion and Analysis filed with the Canadian securities regulatory authorities on March 31, 2004, which is incorporated by reference in this Annual Information Form. To complement the financial discussion and analysis, reference is made to the Corporation's consolidated financial statements for the fiscal years ended January 31, 2004 and

January 31, 2003, the summary of significant accounting policies and the notes to the consolidated financial statements filed with the Canadian securities regulatory authorities on March 31, 2004, which consolidated financial statements, summary of accounting policies and notes are incorporated by reference in this Annual Information Form.

Item 6 Market for the Securities of the Issuer

The Class A Shares, the Class B Subordinate Voting Shares, the Series 2 Preferred Shares, the Series 3 Preferred Shares and the Series 4 Preferred Shares of the Corporation are listed for trading on the Toronto Stock Exchange. The Class B Subordinate Voting Shares are also listed for trading on the Frankfurt Stock Exchange in Germany and on the Brussels Stock Exchange in Belgium.

Item 7 Directors and Officers

The names of the directors and officers of the Corporation, their municipality of residence, the positions held by them within the Corporation, the principal occupations of the directors, the period during which each director has exercised his mandate, as well as the number of Class A Shares, Class B Subordinate Voting Shares or Deferred Stock Units, as the case may be, of the Corporation that the directors, as at April 5, 2004, owned beneficially or over which they exercised control or direction, are indicated below. No Series 2 Preferred Shares, Series 3 Preferred Shares or Series 4 Preferred Shares are held by any director.

Directors

Name, Municipality of Residence, Principal Occupation(s) and Position(s) held within the Corporation	Period of service as a director	Approximate number of shares or units of the Corporation owned beneficially by a director or over which the director exercised control or direction as at April 5, 2004		
		Class A Shares	Class B Subordinate Voting Shares	Deferred Stock Units
LAURENT BEAUDOIN, C.C., FCA[(1)] Montréal, Québec Executive Chairman of the Board of Directors	1975 to date	732,560	13,132,884	—
JALYNN H. BENNETT[(a)(c)] Toronto, Ontario President Jalynn H. Bennett & Associates Ltd., consulting firm in strategic planning and organizational development	2002 to date	—	10,000	26,730
J.R. ANDRÉ BOMBARDIER[(2)] Montréal, Québec Vice Chairman of the Corporation	1975 to date	72,644,741	2,469,373	—
JANINE BOMBARDIER[(3)] Montréal, Québec President and Governor, J. Armand Bombardier Foundation, charitable organization	1984 to date	69,780,740	1,853,000	27,641
L. DENIS DESAUTELS[(a)(c)] Ottawa, Ontario Corporate Director	2003 to date	—	3,500	3,142
ANDRÉ DESMARAIS[(b)] Montréal, Québec President and Co-Chief Executive Officer, Power Corporation of Canada, holding and management corporation	1985 to date	—	126,400	47,172
JEAN-LOUIS FONTAINE[(4)] Montréal, Québec Vice Chairman of the Corporation	1975 to date	4,097,472	414,313	—
DANIEL JOHNSON[(a)(c)(d)] Montréal, Québec Counsel, McCarthy Tétrault, LLP Barristers and Solicitors	1999 to date	—	1,200	30,632

Name, Municipality of Residence, Principal Occupation(s) and Position(s) held within the Corporation	Period of service as a director	Approximate number of shares or units of the Corporation owned beneficially by a director or over which the director exercised control or direction as at April 5, 2004		
		Class A Shares	Class B Subordinate Voting Shares	Deferred Stock Units
MICHAEL H. MCCAIN[(a)] Toronto, Ontario President and Chief Executive Officer Maple Leaf Foods Inc., food products company	2003 to date	125,000	—	7,440
JEAN C. MONTY[(b)(d)] Montréal, Québec Corporate Director	1998 to date	25,000	175,000	49,908
JAMES E. PERRELLA[(a)(b)(d)] Jupiter, Florida, U.S.A. Retired Chairman and Chief Executive Officer, Ingersoll-Rand Company, diversified industrial company and components manufacturer	1999 to date	—	10,000	53,464
FEDERICO SADA G. Monterey, Mexico President and Chief Executive Officer Vitro, S.A. de C.V., glass producing company	2003	—	—	4,703
PAUL M. TELLIER Montréal, Québec President and Chief Executive Officer of the Corporation	1997 to date	—	108,000	11,249[(5)]

(1) Mrs. Claire Bombardier Beaudoin, wife of Mr. Laurent Beaudoin, exercises, through holding corporations which she controls (either directly or in concert with Mr. J.R. André Bombardier, Mrs. Janine Bombardier and Mrs. Huguette Bombardier Fontaine), control or direction over 70,530,740 Class A Shares of the Corporation.

(2) Mr. J.R. André Bombardier exercises, through holding corporations which he controls (either directly or in concert with Mrs. Claire Bombardier Beaudoin, Mrs. Janine Bombardier and Mrs. Huguette Bombardier Fontaine), control or direction over 72,644,741 Class A Shares of the Corporation.

(3) Mrs. Janine Bombardier exercises, through holding corporations which she controls (either directly or in concert with Mrs. Claire Bombardier Beaudoin, Mr. J.R. André Bombardier and Mrs. Huguette Bombardier Fontaine), control or direction over 69,780,740 Class A Shares of the Corporation.

(4) Mrs. Huguette Bombardier Fontaine, wife of Mr. Jean-Louis Fontaine, exercises, through holding corporations which she controls (either directly or in concert with Mrs. Claire Bombardier Beaudoin, Mr. J.R. André Bombardier and Mrs. Janine Bombardier), control or direction over 68,180,740 Class A Shares of the Corporation.

(5) Mr. Paul Tellier acquired his Deferred Stock Units when he acted as a non-executive director of the Corporation.

(a) Member of the Audit Committee.

(b) Member of the Human Resources and Compensation Committee.

(c) Member of the Retirement Pension Oversight Committee.

(d) Member of the Corporate Governance and Nominating Committee.

Each director remains in office until the following annual shareholders' meeting or until the election of his/her successor, unless he/she resigns or his/her office becomes vacant as a result of his/her death, removal or any other cause.

Officers who are not Directors

Name and Municipality of Residence	Position held within the Corporation
Pierre Alary Laval, Québec	Senior Vice President and Chief Financial Officer
Pierre Beaudoin Montréal, Québec	President and Chief Operating Officer, Bombardier Aerospace
Richard Bradeen Montréal, Québec	Senior Vice President, Corporate Audit Services and Risk Assessment and Vice-President, Special Projects
Roger Carle Montréal, Québec	Corporate Secretary
Michael G. Denham Montréal, Québec	Senior Vice President, Strategy
Daniel Desjardins Montréal, Québec	Senior Vice President, General Counsel and Assistant Secretary
William J. Fox Montréal, Québec	Senior Vice President, Public Affairs
Moya Greene Toronto, Ontario	Senior Vice President, Operational Effectiveness
François Lemarchand Montréal, Québec	Senior Vice President and Treasurer
Carroll L'Italien Montréal, Québec	Senior Vice President
André Navarri Paris, France	President, Bombardier Transportation
Brian Peters Jacksonville, Florida	President and Chief Operating Officer Bombardier Capital
Marie-Claire Simoneau Montréal, Québec	Executive Assistant to the Executive Chairman of the Board

As at April 5, 2004, the directors of the Corporation (other than Mrs. Janine Bombardier and Mr. J.R. André Bombardier) and the officers of the Corporation, as a group, owned beneficially, directly or indirectly, 4,997,052 Class A Shares and 15,000,462 Class B Subordinate Voting Shares, representing 1.46% and 1.07%, respectively, of the outstanding shares of each such class.

The directors and officers of the Corporation who have not occupied their current principal occupations for more than five years have had the following principal occupations during the last five years, except that where a director or officer has held more than one position in the same company or an affiliate of such company, only the date of his/her appointment to his current position is indicated:

- Pierre Alary has been Senior Vice President and Chief Financial Officer since June 9, 2003, after having assumed such position on an interim basis on February 12, 2003; previously, he was Vice President Finance of Bombardier since November 1, 2002; from August 17, 1998 to October 31, 2002, Mr. Alary was Vice President, Finance of Bombardier Transportation; before joining the Corporation, Mr. Alary had worked during 20 years from 1978 to 1998 for Ernst & Young.
- Pierre Beaudoin has been President and Chief Operating Officer of Bombardier Aerospace since October 16, 2001; prior to that, he was President, Business Aircraft, Bombardier Aerospace since February 1, 2001; before that, he was President and Chief Operating Officer of Bombardier Recreational Products from April 1996 to January 2001.
- Richard Bradeen has been Senior Vice President, Corporate Audit Services and Risk Assessment since October 1, 2003, after having acted, on an interim basis, as Vice President, Corporate Audit Services and Risk Assessment since November 25, 2002; he is also Vice President, Special Projects (responsible for Amphibious Aircraft, Structured Finance and Military Aviation Training Services) since April 8, 2002;

prior to that date, he was Vice President, Corporate Audit Services and Risk Assessment of the Corporation since February 1, 2001; prior to that date, he was Vice-President, Acquisitions and Strategic Alliances of the Corporation since February 1, 1999.

- Roger Carle has been Corporate Secretary of the Corporation since October 6, 2000; before that, he was Director, Legal Services and Corporate Secretary since September 17, 1996.
- Michael G. Denham has been Senior Vice President, Strategy since August 13, 2001; from 1994 until joining the Corporation, he was a partner with McKinsey & Company, an international management consulting firm.
- L. Denis Desautels has been acting as a Corporate Director since October 1, 2002; before that date he was Auditor General of Canada from April 1, 1991 until March 31, 2001.
- Daniel Desjardins has been Senior Vice President, General Counsel and Assistant Secretary of the Corporation since October 1, 2003; prior to that date, he served as Vice President, Legal Services and Assistant Secretary since April 6, 1998.
- William J. Fox has been Senior Vice President, Public Affairs since February 3, 2003; prior to joining Bombardier, he served as Senior Vice President, Public Affairs at Canadian National Railway Company, from July 2000; Mr. Fox was principal with Jack Pine Multi Media Inc., a strategic communications consultancy, as well as a national affairs commentator for CBC Newsworld Reports and adjunct professor with the School of Policy Studies at Queen's University, from 1996 to 2000.
- Moya Greene has been Senior Vice President, Operational Effectiveness of the Corporation since November 23, 2003; prior to that date, she was Senior Vice President/Chief Administration Officer, Retail Products at Canadian Imperial Bank of Commerce (CIBC) from May 2000 to August 2003 after having been Managing Director, Infrastructure Finance and Public Private Partnerships at TD Securities from June 1996 to May 2000.
- François Lemarchand has been Senior Vice President and Treasurer of the Corporation since October 1, 2003; prior to that date, he was Vice President and Treasurer of the Corporation since October 1, 1996.
- Carroll L'Italien has been Senior Vice President of the Corporation since July 24, 1999; prior to that date, he had been, since June 1996, President of Alcan Smelters and Chemicals Limited, a producer of aluminum products, and later had become President of Alcan Primary Metal – North America.
- Jean C. Monty has been acting as corporate director since April 2002; before that date, he had been Chairman and Chief Executive Officer of BCE Inc., a telecommunications company, since April 26, 2000, after having been President and Chief Executive Officer of BCE Inc. since May 6, 1998 and previously President and Chief Operating Officer of BCE Inc. from October 1, 1997 to May 6, 1998; he had also been Chairman and Chief Executive Officer of Bell Canada since February 28, 1998.
- André Navarri has been President of Bombardier Transportation since February 22, 2004; prior to that date, he was President – Operations of Alcatel, a worldwide supplier of Telecom equipment from September, 2001 to December 2002; from May 1999 to May 2000, he served as Chief Operating Officer, then from May 2000 to March 2001 Chairman and Chief Executive Officer of Valeo, a worldwide automotive component maker; from April 1996 to April 1999, he was President of the Transport Sector of Alstom, a worldwide specialist in Power, Marine, and Transportation equipment.
- James E. Perrella has been Retired Chairman and Chief Executive Officer of Ingersoll-Rand Company, a diversified industrial company and components manufacturer, since June 1, 2000 and before that, the Chairman of the Board of Directors of Ingersoll-Rand Company since October 1, 1999; previously, he had been its Chairman and Chief Executive Officer since April 1999.
- Brian Peters has been President and Chief Operating Officer of Bombardier Capital since February 1, 2003; prior to that date, he had been Chief Financial Officer of Bombardier Capital since September 2002; before that he was Chief Financial Officer, Bombardier Capital, since April 2001, after having been Group Vice President, Finance, Bombardier Capital since August 2000 when he first joined Bombardier;

from 1997 to 2000, he held the position of Vice President/Corporate Treasurer with Whirlpool Corporation.

- Paul M. Tellier has been the President and Chief Executive Officer of the Corporation since January 1, 2003; prior to that date, he had been President and Chief Executive Officer and a director of the Canadian National Railway Company since October 1992.

Item 8 Additional Information

Additional information, including remuneration of directors and officers, loans of the Corporation to its directors and officers, principal holders of the Corporation's securities, as well as stock options and interest of insiders in material transactions is, where applicable, contained in the Corporation's management proxy circular dated May 13, 2003 for its annual and special meeting of shareholders held on June 10, 2003 and in its management proxy circular to be dated on or about May 5, 2004 for its annual meeting of shareholders to be held on June 1, 2004. Additional financial information, including comparative consolidated audited financial statements, will be provided in the Corporation's Annual Report to shareholders for the financial year ended January 31, 2004 that is expected to be filed with the Canadian securities regulatory authorities on or about May 5, 2004. Copies of these documents may be obtained free of charge upon request from the Public Affairs Department, 800 René-Lévesque Boulevard West, Montréal, Québec H3B 1Y8.

In addition, when the securities of the Corporation are in the course of a distribution pursuant to a short form prospectus or when a preliminary short form prospectus has been filed, the following documents may be obtained free of charge from the Public Affairs Department of the Corporation:

(i) one copy of the Annual Information Form, together with one copy of any document or portion thereof incorporated by reference therein;

(ii) one copy of the comparative consolidated financial statements of the Corporation for its most recently completed financial year for which financial statements have been filed together with the report of the auditors thereon and one copy of any interim financial statements of the Corporation that have been filed subsequent to the financial statements for its most recently completed financial year;

(iii) one copy of the Corporation's management proxy circular for its most recent annual meeting of shareholders which involved the election of directors; and

(iv) one copy of any other document that is incorporated by reference in the preliminary short form prospectus or the short form prospectus.

At any other time, one copy of the documents referred to in subparagraphs (i), (ii) and (iii) above will be provided free of charge upon request to the Public Affairs Department or by consulting Bombardier's web site at www.bombardier.com.

Item 9 Forward-Looking Statements

This Annual Information Form includes "forward-looking statements" that are subject to risks and uncertainties. For information identifying legislative or regulatory, economic, climatic, currency, technological, competitive and other important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements, see the heading entitled "Risks and Uncertainties" in the Management's Discussion and Analysis on the Corporation's Web site at www.bombardier.com.

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